Filed by Just Eat Takeaway.com N.V.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Grubhub Inc.
Commission File No.: 001-36389

Forward Looking Statements

This communication contains “forward-looking statements” regarding Grubhub, Just Eat Takeaway.com or their respective management’s future expectations, beliefs, intentions, goals, strategies, plans and prospects, which, in the case of Grubhub, are made in reliance on the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements involve substantial risks, known and unknown, uncertainties, assumptions and other factors that may cause actual results, performance or achievements to differ materially from future results expressed or implied by such forward-looking statements including, but not limited to, the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Grubhub or Just Eat Takeaway.com to terminate the merger agreement; the ability to obtain regulatory approvals and meet other closing conditions to the proposed merger on a timely basis or at all, including the risk that regulatory approvals required for the proposed merger are not obtained on a timely basis or at all or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the proposed merger; the ability to obtain approval by Grubhub stockholders and Just Eat Takeaway.com shareholders on the expected schedule or at all; difficulties and delays in integrating Grubhub’s and Just Eat Takeaway.com’s businesses; risks that the proposed merger disrupts Grubhub’s or Just Eat Takeaway.com’s current plans and operations; failing to fully realize anticipated synergies, cost savings and other anticipated benefits of the proposed merger when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; the risk that unexpected costs will be incurred; the ability of Grubhub or Just Eat Takeaway.com to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the value of the Just Eat Takeaway.com ordinary shares to be issued in connection with the proposed merger; uncertainty as to the long-term value of the common stock of the combined company following the proposed merger; the continued availability of capital and financing following the proposed merger; the outcome of any legal proceedings that may be instituted against Grubhub, Just Eat Takeaway.com or their respective directors and officers; changes in global, political, economic, business, competitive, market and regulatory forces; changes in tax laws, regulations, rates and policies; future business acquisitions or disposals; competitive developments; and the timing and occurrence (or non-occurrence) of other events or circumstances that may be beyond Grubhub’s and Just Eat Takeaway.com’s control. These and other risks, uncertainties, assumptions and other factors may be amplified or made more uncertain by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Grubhub’s and Just Eat Takeaway.com’s businesses, operations and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions taken to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Forward-looking statements generally relate to future events or Grubhub and Just Eat Takeaway.com’s future financial or operating performance and include, without limitation, statements relating to the proposed merger and the potential impact of the COVID-19 outbreak on Grubhub and Just Eat Takeaway.com’s business and operations. In some cases, you can identify forward-looking statements because they contain words such as “anticipates,” “believes,” “contemplates,” “could,” “seeks,” “estimates,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions and the negatives of those terms.

While forward-looking statements are Grubhub’s and Just Eat Takeaway.com’s current predictions at the time they are made, you should not rely upon them. Forward-looking statements represent Grubhub’s and Just Eat Takeaway.com’s management’s beliefs and assumptions only as of the date of this communication, unless otherwise indicated, and there is no implication that the information contained in this communication is made subsequent to such date. For additional information concerning factors that could cause actual results and outcomes to differ materially from those expressed or implied in the forward-looking statements, please refer to the cautionary statements and risk factors included in Grubhub’s filings with the Securities and Exchange Commission (the “SEC”), including Grubhub’s Annual Report on Form 10-K filed with the SEC on February 28, 2020, Grubhub’s Quarterly Reports on Form 10-Q and any further disclosures Grubhub makes in Current Reports on Form 8-K. Grubhub’s SEC filings are available electronically on Grubhub’s investor website at investors.grubhub.com or the SEC’s website at www.sec.gov. For additional information concerning factors that could cause future results to differ from those expressed or implied in the forward-looking statements, please refer to Just Eat Takeaway.com’s non-exhaustive list of key risks and cautionary statements included in Just Eat Takeaway.com’s Annual Report, which is available electronically on Just Eat Takeaway.com’s investor website at www.justeattakeaway.com. Except as required by law, Grubhub and Just Eat Takeaway.com assume no obligation to update these forward-looking statements or this communication, or to update, supplement or correct the information set forth in this communication or the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future. All subsequent written and oral forward-looking statements attributable to Grubhub, Just Eat Takeaway.com or any person acting on behalf of either party are expressly qualified in their entirety by the cautionary statements referenced above.

Additional Information and Where to Find It

In connection with the proposed merger, Just Eat Takeaway.com will file with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed merger. The registration statement will include a preliminary proxy statement of Grubhub/prospectus of Just Eat Takeaway.com which, when finalized, will be sent to the stockholders of Grubhub seeking their approval of the respective merger-related proposals. Also in connection with the proposed merger, Just Eat Takeaway.com will file with the Netherlands Authority for the Financial Markets (“AFM”) and/or the UK Financial Conduct Authority (“FCA”) a prospectus for the listing and admission to trading on Euronext Amsterdam and/or the admission to listing on the FCA’s Official List and to trading on the London Stock Exchange’s Main Market for listed securities of the shares to be issued in connection with the proposed merger (the “Prospectus”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM F-4, THE PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, THE AFM AND/OR THE FCA IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GRUBHUB, JUST EAT TAKEAWAY.COM AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents and any other documents filed with or furnished to the SEC by Grubhub or Just Eat Takeaway.com free of charge through the website maintained by the SEC at www.sec.gov, from Grubhub at its website, investors.grubhub.com, or from Just Eat Takeaway.com at its website www.justeattakeaway.com. The Prospectus, as well as any supplement thereto, will be made available on the website of Just Eat Takeaway.com at its website www.justeattakeaway.com.

Participants in the Solicitation

Grubhub, Just Eat Takeaway.com and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger under the rules of the SEC. Information about Grubhub’s directors and executive officers is available in Grubhub’s proxy statement dated April 9, 2020 for its 2020 Annual Meeting of Stockholders. To the extent holdings of Grubhub securities by directors or executive officers of Grubhub have changed since the amounts contained in the definitive proxy statement for Grubhub’s 2020 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. These documents are available free of charge from the sources indicated above, and from Grubhub by going to its investor relations page on its corporate website at investors.grubhub.com.  Information about Just Eat Takeaway.com’s directors and executive officers and a description of their interests are set forth in Just Eat Takeaway.com’s 2019 Annual Report, which may be obtained free of charge from Just Eat Takeaway.com’s website, www.justeattakeaway.com. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Grubhub or Just Eat Takeaway.com using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended and applicable United Kingdom, Dutch and other European regulations.

On August 25, 2020, Just Eat Takeaway.com made available a circular in connection with its combination with Grubhub.
THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. This document is a circular for the purposes of Rule 13 of the Listing Rules.  If you are in any doubt as to the action you should take, you are recommended to seek your own independent financial advice from your stockbroker, bank manager, lawyer, accountant or other independent financial advisor authorized under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if not, from another appropriately authorized independent financial advisor in the relevant jurisdiction.

If you have sold or transferred all of your holding of Just Eat Takeaway.com Shares, please send this Circular and the accompanying documents (other than documents personalized to you), as soon as possible, to the purchaser or the transferee or to the person through whom the sale or transfer was effected for transmission to the purchaser or the transferee.  However, this Circular should not be forwarded, distributed or transmitted in, into or from any jurisdiction where to do so would violate the laws of that jurisdiction.  If you have sold or otherwise transferred only part of your holding of Just Eat Takeaway.com Shares, you should retain these documents and contact the bank, stockbroker or other agent through which the sale or transfer was effected.

Any person (including, without limitation, custodians, nominees and trustees) who may have a contractual or legal obligation or may otherwise intend to forward this document to any jurisdiction outside the United Kingdom and the Netherlands should seek appropriate advice before taking any action. The distribution of this Circular and any accompanying documents into jurisdictions other than the United Kingdom and the Netherlands may be restricted by law. Any person not in the United Kingdom or the Netherlands into whose possession this Circular and any accompanying documents come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Just Eat Takeaway.com N.V.

(Incorporated under the laws of, and domiciled in, the Netherlands with registered number 08142836)

AGENDA AND SHAREHOLDER CIRCULAR RELATING TO THE PROPOSED COMBINATION WITH GRUBHUB INC.

and

CONVOCATION OF EXTRAORDINARY GENERAL MEETING

You should read the whole of this document and all documents incorporated into it by reference in their entirety. Your attention is drawn to the Explanatory Statement from Just Eat Takeaway.com which is set out in Part III (Explanatory Statement) of this Circular and which recommends that you vote in favor of the Resolutions to be proposed at the Extraordinary General Meeting referred to below. Part IV of this document entitled “Risk Factors” includes a discussion of certain risk factors which should be taken into account when considering the matters referred to in this document.

A notice convening an extraordinary general meeting of Just Eat Takeaway.com to be held at BIMHUIS Amsterdam, Piet Heinkade 3, Amsterdam, the Netherlands at 14:00 CET on 7 October 2020 (the “Extraordinary General Meeting”) is set out at Part I (Convocation of Extraordinary General Meeting) of this document, along with the agenda to the Extraordinary General Meeting. The explanatory notes for the Extraordinary General Meeting are set out in Part II (Explanatory Notes for Extraordinary General Meeting) of this document.

This document is a circular relating to the definitive agreement the Company has entered into with Grubhub for the Company to acquire 100% of the shares of Grubhub in an all-share combination (the “Transaction”) which has been prepared in accordance with the Listing Rules and approved by the Financial Conduct Authority.

This document is not a prospectus and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. Subject to the approval of certain of the Resolutions at the Extraordinary General Meeting, Just Eat Takeaway.com will file with the AFM and/or the FCA a prospectus in respect of the admission to listing and trading on Euronext Amsterdam and/or the admission to listing on the FCA’s Official List and to trading on the London Stock Exchange’s Main Market of the shares to be issued in connection with the Transaction (the “Prospectus”).  The Prospectus is expected to be published by Just Eat Takeaway.com in Q1 2021.

No person has been authorized to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied on as having been so authorized. The delivery of this document shall not, under any circumstances, create any implication that there has been no change in the affairs of Just Eat Takeaway.com since the date of this document or that the information in it is correct as of any subsequent time.

Merrill Lynch International (“Merrill Lynch”), which is authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting as sponsor exclusively for Just Eat Takeaway.com in connection with the Transaction and for no one else and will not be responsible to anyone other than Just Eat Takeaway.com for providing the protections afforded to clients of Merrill Lynch or for providing advice in connection with the Transaction.

Bank of America Merrill Lynch International DAC, Amsterdam Branch (“BofA Securities”), a subsidiary of Bank of America Corporation, is acting as financial advisor exclusively for Just Eat Takeaway.com and no one else in connection with the Transaction and will not be responsible to anyone other than Just Eat Takeaway.com for providing the protections afforded to clients of BofA Securities or for providing advice in connection with the Transaction.

Goldman Sachs International, which is authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting as financial advisor exclusively for Just Eat Takeaway.com and no one else in connection with the Transaction and will not be responsible to anyone other than Just Eat Takeaway.com for providing the protections afforded to clients of Goldman Sachs International or for providing advice in connection with the Transaction.

Apart from the responsibilities and liabilities, if any, which may be imposed on Merrill Lynch, BofA Securities and Goldman Sachs International by FSMA or the regulatory regime established thereunder, neither Merrill Lynch, BofA Securities nor Goldman Sachs International nor any of their respective affiliates accepts any responsibility whatsoever for, or makes any warranty or representation, express or implied, in respect of, the contents of this Circular, including its accuracy, completeness or verification or concerning any other statement made or purported to be made by it, or on its behalf, in connection with the Company or the Transaction and nothing in this Circular is or shall be relied upon as a promise or representation in this respect, whether as to the past or to the future. Merrill Lynch, BofA Securities and Goldman Sachs International and respective affiliates accordingly disclaim to the fullest extent permitted by law all and any responsibility or liability whether arising in tort, contract or otherwise (save as referred to herein) which they might otherwise have in respect of this Circular or such statement.

NOTICE TO U.S. SHAREHOLDERS

In connection with the proposed Transaction, Just Eat Takeaway.com will file with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed Transaction. The registration statement will include a proxy statement of Grubhub that also constitutes a prospectus of Just Eat Takeaway.com which, when finalized, will be sent to Grubhub Stockholders seeking their approval of the respective Transaction-related proposals. Also in connection with the proposed Transaction, Just Eat Takeaway.com will file the Prospectus with the AFM and/or the FCA.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM F-4, THE PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, THE AFM AND/OR THE FCA IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GRUBHUB, JUST EAT TAKEAWAY.COM AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents and any other documents filed with or furnished to the SEC by Grubhub or Just Eat Takeaway.com free of charge through the website maintained by the SEC at www.sec.gov, from Grubhub at its website, investors.grubhub.com, or from Just Eat Takeaway.com at its website www.justeattakeaway.com. The Prospectus, as well as any supplement thereto, will be made available on the website of Just Eat Takeaway.com at www.justeattakeaway.com.

Participants in the solicitation

Grubhub, Just Eat Takeaway.com and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed Transaction under the rules of the SEC. To the extent holdings of Grubhub securities by directors or executive officers of Grubhub have changed since the amounts contained in the definitive proxy statement for Grubhub’s 2020 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. These documents are available free of charge from the sources indicated above, and from Grubhub by going to its investor relations page on its corporate website at investors.grubhub.com.  Information about Just Eat Takeaway.com’s directors and executive officers and a description of their interests are set forth in the 2019 Annual Report, which may be obtained free of charge from Just Eat Takeaway.com’s website, www.justeattakeaway.com. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed Transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Grubhub or Just Eat Takeaway.com using the sources indicated above.

No offer or solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable United Kingdom, Dutch and other European regulations.

This document is dated 25 August 2020.

PRESENTATION OF INFORMATION

FORWARD-LOOKING STATEMENTS

This document (including information incorporated by reference into this document) contains or incorporates by reference forward-looking statements concerning Just Eat Takeaway.com, Grubhub and the Enlarged Group that are subject to risks and uncertainties.  All statements other than statements of historical fact included in this document may be forward-looking statements. Generally, words such as “will”, “may”, “should”, “could”, “estimates”, “continue”, “believes”, “expects”, “aims”, “targets”, “projects”, “intends”, “anticipates”, “plans”, “prepares”, “seeks” or, in each case, their negative or other variations or similar or comparable expressions identify forward-looking statements.  Forward-looking statements include statements relating to the following: the expected benefits of the Transaction; the expected accretive effect of the Transaction on the Enlarged Group’s financial results; expected cost, revenue and other synergies; the expected impact for customers; future capital expenditures, expenses, revenues, earnings, economic performance, financial condition, losses and prospects; business and management strategies; the expansion and growth of Just Eat Takeaway.com or Grubhub’s operations; and the anticipated timing of the Transaction.

These forward-looking statements are based on the current beliefs, expectations and assumptions of the management of Just Eat Takeaway.com.  Although the management of Just Eat Takeaway.com believe that these statements are reasonable, by their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and may be beyond Just Eat Takeaway.com’s or Grubhub’s ability to control or estimate precisely.  Actual results may differ materially from those expressed in the forward-looking statements.  Neither Just Eat Takeaway.com nor Grubhub can give any assurance that such forward-looking statements will prove to be correct. You are cautioned not to place undue reliance on these forward-looking statements.

Each forward-looking statement speaks only as of the date of the particular statement. Just Eat Takeaway.com does not undertake any obligation to update or revise publicly any forward-looking statement set out herein, whether as a result of new information, future events or otherwise, except as required by the Financial Conduct Authority, the Listing Rules and the Disclosure Guidance and Transparency Rules, the rules of the London Stock Exchange or otherwise by applicable law.

Important factors that could cause the actual operating results or the financial condition of Just Eat Takeaway.com, Grubhub and/or the Enlarged Group to differ materially from those expressed or implied by forward-looking statements in this document include, but are not limited to, the factors indicated in Part IV (Risk Factors) of this document.

The statements above relating to forward-looking statements should not be construed as a qualification to the working capital statement set out in paragraph 11 of Part VIII (Additional Information) of this document.

PRO FORMA FINANCIAL INFORMATION

In this document, any reference to “pro forma” financial information is to information which has been extracted without adjustment from the unaudited financial information contained in Part VII  (Unaudited Pro Forma Financial Information relating to the Enlarged Group) of this document.

The unaudited pro forma financial information has been prepared for illustrative purposes only and, by its nature, addresses a hypothetical situation. It does not, therefore, represent the Enlarged Group’s actual financial position or results.

Future results of operations may differ materially from those presented in the unaudited pro forma information due to various factors.

ROUNDING

Percentages in tables have been rounded and accordingly may not add up to 100%. Certain financial data have also been rounded. As a result of this rounding, the totals of data presented in this document may vary slightly from the actual arithmetic totals of such data.

CURRENCY

Unless otherwise indicated, all references in this document to “euro”, “EUR” or “€” are to the lawful currency of the European Economic and Monetary Union.  Just Eat Takeaway.com prepares its financial statements in euro.  Unless otherwise indicated, all references in this document to “US dollars”, “USD”, “USD$”, “US$” or “$” are to the lawful currency of the United States of America.  Grubhub prepares its financial information in US dollars. Unless otherwise indicated, all references in this document to “sterling”, “pounds sterling”, “GBP” or “£” are to the lawful currency of the United Kingdom.

NO PROFIT FORECASTS OR ESTIMATES

Unless otherwise stated, no statement in this document is intended as a profit forecast or estimate for any period and no statement in this document should be interpreted to mean that earnings or earnings per share for Just Eat Takeaway.com or Grubhub for the current or future financial years would necessarily match or exceed the historical published figures.

INCORPORATION BY REFERENCE

The content of neither Just Eat Takeaway.com’s website nor Grubhub’s website, nor the content of any website accessible from hyperlinks on Just Eat Takeaway.com’s website or Grubhub’s website, is incorporated into, or forms part of, this document and investors should not rely on them.  This is without prejudice to the documents incorporated by reference into this document (as set out in paragraph 16 of Part VIII (Additional Information)) which will be made available on Just Eat Takeaway.com’s website.

DEFINITIONS

Capitalized terms have the meaning ascribed to them in Part X (Definitions) of this Circular.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Announcement of the Transaction	10 June 2020

Publication of this Circular, including the Convocation of Extraordinary General Meeting	25 August 2020

Record Date	9 September 2020[1]

Latest time and date for Just Eat Takeaway.com Shareholders to register attendance at the Extraordinary General Meeting	17:30 CET on 30 September 2020

Latest time and date for Just Eat Takeaway.com Shareholders to submit voting instructions electronically in respect of the Extraordinary General Meeting	17:30 CET on 30 September 2020

Latest time and date for Just Eat Takeaway.com Shareholders to submit a physical form of power of attorney in respect of the Extraordinary General Meeting	17:30 CET on 30 September 2020

Extraordinary General Meeting to approve the Transaction and authorize the issue of Just Eat Takeaway.com Shares	14:00 CET on 7 October 2020

Targeted date for publication of the Prospectus	Q1 2021

Targeted date for effectiveness of the Form F-4	Q1 2021

Grubhub Stockholder Meeting to approve the Transaction	H1 2021

Completion of the Transaction	H1 2021

Admission to listing and trading of New Just Eat Takeaway.com Shares on Euronext Amsterdam	H1 2021

Admission of New Just Eat Takeaway.com Shares to listing on the FCA’s Official List and to trading on the London Stock Exchange’s Main Market	H1 2021

Admission of the New Just Eat Takeaway.com ADSs to listing and trading on the NYSE or the NASDAQ	H1 2021

[1]	After processing of all settlements on that date.

Unless otherwise stated, references to times in this document and in the expected timetable above are to Central European Time.

Future dates are indicative only and are subject to change by Just Eat Takeaway.com, in which event details of the new times and dates will be notified by Just Eat Takeaway.com to Just Eat Takeaway.com Shareholders by announcement through a Regulatory Information Service.

The Prospectus and the Form F-4 will provide a more detailed expected timetable in respect of the principal events regarding the completion of the Transaction if the necessary Resolutions are approved and the Transaction proceeds.

LETTER TO SHAREHOLDERS

Dear Shareholders,

We are pleased to invite you to the Extraordinary General Meeting of the Company to be held on 7 October 2020 at 14:00 CET at BIMHUIS Amsterdam, Piet Heinkade 3, Amsterdam, the Netherlands, and to introduce this Agenda and Circular in connection with the Transaction (as defined below).

On 10 June 2020, the Company announced that it had entered into a definitive agreement with Grubhub for the Company to acquire 100% of the shares of Grubhub in an all-share combination (the “Transaction”). Further details of the Transaction are contained in Part III (Explanatory Statement) to Part VIII (Additional Information) of this document.

The Company is required to seek the approval of the General Meeting for the Transaction pursuant to Dutch law and also because the Transaction constitutes a Class 1 transaction under the Listing Rules. The purpose of this Agenda and Circular is to ensure that Just Eat Takeaway.com Shareholders are informed of the facts and circumstances relevant to the proposals on the agenda for the Extraordinary General Meeting, including the proposal to approve the Transaction.

As completion of the Transaction is conditional on, amongst certain other requirements, receiving the approval of certain Resolutions presented at the Extraordinary General Meeting, Just Eat Takeaway.com Shareholders are asked to vote in favor of the Resolutions, allowing Just Eat Takeaway.com to proceed with the Transaction. The Management Board and Supervisory Board consider the Transaction to be in the best interests of the Company, its stakeholders and its shareholders as a whole. Accordingly, the Management Board and the Supervisory Board unanimously recommend that you vote in favor of all the Resolutions to be proposed at the Extraordinary General Meeting, including to approve the Transaction, as further set out in this Agenda and Circular. Each member of the Management Board intends to vote in favor of the Resolutions in respect of their own beneficial holdings representing an aggregate of 15,795,377 Just Eat Takeaway.com Shares, comprising approximately 10.6% of the Company’s issued share capital as at the Latest Practicable Date. Jitse Groen (CEO of Just Eat Takeaway.com) has also entered into the Voting and Support Agreement, pursuant to which, subject to and in accordance with the terms of the Voting and Support Agreement, he has committed to vote in favor of certain Resolutions in respect of his (indirect) holding of Just Eat Takeaway.com Shares (comprising approximately 10.3% of the Company’s total issued share capital as at the Latest Practicable Date).

This Agenda and Circular is available on the Company’s website (www.justeattakeaway.com). It contains important information about the Transaction and related matters and all Just Eat Takeaway.com Shareholders are advised to read the whole of this document in respect of the Transaction and the information incorporated by reference into it before making any decision.

All votes are important to us and we would urge you to cast your vote.

Yours sincerely,

Jitse Groen, CEO of Just Eat Takeaway.com

PART I
CONVOCATION OF EXTRAORDINARY GENERAL MEETING

Capitalized terms not defined in this Convocation of Extraordinary General Meeting shall have the meaning given to them in Part X (Definitions) of the shareholder circular of Just Eat Takeaway.com N.V. (the “Company” or “Just Eat Takeaway.com”) dated 25 August 2020 of which this Convocation of Extraordinary General Meeting forms part (the “Circular”).

Important note in view of the COVID-19 pandemic

The evolving situation in relation to COVID-19 and restrictions by the Dutch Government may significantly impact the ability of shareholders to attend the Extraordinary General Meeting.

Shareholders are strongly encouraged to very carefully consider public health and government advice at the time of the Extraordinary General Meeting and to exercise their right to cast their votes in respect of the business of the Extraordinary General Meeting by voting via proxy or electronic voting facility in accordance with the instructions set out in this Convocation of Extraordinary General Meeting.

It is currently expected that the Extraordinary General Meeting will be held as a physical meeting at the venue specified in this Convocation of Extraordinary General Meeting, but this may be subject to change. Shareholders should regularly check Just Eat Takeaway.com’s website (www.justeattakeaway.com) for updates in relation to the Extraordinary General Meeting.

Convocation

The Extraordinary General Meeting of Just Eat Takeaway.com will be held on 7 October 2020 at 14:00 CET at BIMHUIS Amsterdam, Piet Heinkade 3, Amsterdam, the Netherlands.  The procedures for registration, representation and voting at the EGM are described in this Convocation of Extraordinary General Meeting.

The Management Board and Supervisory Board of the Company unanimously recommend that you vote in favor of all the resolutions listed below, and believe that the passing of these resolutions would be in the best interests of the Company, its stakeholders and its shareholders as a whole.

Agenda

1.	Opening and announcements

2.	Resolutions in relation to the Transaction

(A)	Approval of the Transaction*

(B)	Delegation to the Management Board of the right to issue shares and/or to grant rights to acquire shares in connection with the Transaction*

(C)	Delegation to the Management Board of the right to exclude or limit pre-emptive rights in connection with the Transaction*

(D)	Appointment of Matthew Maloney as a member of the Management Board*

(E)	Appointment of Lloyd Frink as a member of the Supervisory Board*

(F)	Appointment of David Fisher as a member of the Supervisory Board*

(G)	Approval of a supplement to the remuneration policy of the Management Board in respect of Matthew Maloney*

3.	Any other business

4.	Closing of the meeting

* Voting items

EGM documents

This Circular (which includes, inter alia, information on the Transaction and the implementation thereof, the nominated member of the Management Board and the nominated members of the Supervisory Board, and which also contains this Convocation of Extraordinary General Meeting) is available on the Company’s corporate website.

As of today, this Circular is also available for inspection and can be obtained free of charge at the office of the Company at Oosterdoksstraat 80, 1011 DK Amsterdam.

General note for shareholders

In this Convocation of Extraordinary General Meeting, a shareholder registered as such in the Company’s shareholders register or a shareholder holding its shares through Euroclear, is referred to as a “Just Eat Takeaway.com Shareholder”.

In this Convocation of Extraordinary General Meeting, a holder of CDIs in respect of shares in the Company is referred to as a “CDI Holder”.

Only CREST members qualify as CDI Holders. Investors that hold CDIs beneficially, through a broker, bank or nominee (or in a similar manner) are for the purposes of this Convocation of Extraordinary General Meeting neither a Just Eat Takeaway.com Shareholder nor a CDI Holder. Such investors should refer to their broker, bank, or other nominee on how to vote.

Record Date

Just Eat Takeaway.com Shareholders and CDI Holders will be entitled to attend and vote at the EGM, provided they (i) are registered as a shareholder of the Company on 9 September 2020, after processing of all settlements on that date (the “Record Date”) in one of the registers mentioned below, and (ii) have submitted their application to attend the EGM in accordance with the procedure as set out below.

The Management Board has designated as registers, in each case as at the Record Date: (i) for Just Eat Takeaway.com Shares held through Euroclear: the administrations of the banks and brokers which are intermediaries (intermediairs) of Euroclear Nederland within the meaning of the Dutch Securities Giro Transfer Act (Wet giraal effectenverkeer); (ii) for Just Eat Takeaway.com Shares held directly in the Company’s shareholders register: the Company’s shareholders register at the Company’s office in Amsterdam; and (iii) for CDIs: the CDI register as maintained by Euroclear UK & Ireland.

Attending the EGM in person or by proxy

Just Eat Takeaway.com Shareholders who either in person or by proxy wish to attend the EGM should register for the EGM as from 10 September 2020 up to and including 17:30 CET on 30 September 2020.

Just Eat Takeaway.com Shareholders can register via www.abnamro.com/evoting directly or contact and request their intermediary at which their shares are administered to register them for the EGM. The intermediaries are requested to provide ABN AMRO Bank with an electronic statement that includes the number of Just Eat Takeaway.com Shares held at the Record Date by the relevant Just Eat Takeaway.com Shareholder and the number of Just Eat Takeaway.com Shares which have been applied for registration at the latest by 12:00 CET on 1 October 2020. With the application, intermediaries are requested to include the full address details of the relevant ultimate beneficial owners (and whether such holder will be represented at the EGM by proxy) in order to efficiently verify the shareholding at the Record Date. Upon registration ABN AMRO will send a registration certificate that serves as an admission ticket to the EGM via the relevant intermediaries.

Just Eat Takeaway.com Shareholders registered in the Company’s shareholders register directly have to register in the manner communicated with them.

CDI Holders who either in person or by proxy wish to attend the EGM must notify Equiniti by 17:30 CET on 30 September 2020.  CDI Holders can obtain further information through Equiniti as follows:

●
by telephoning Equiniti on 0371 384 2030 from within the UK or on +44 (0)121 415 7047 from overseas. Lines are open 08:30 to 17:30 (UK time) Monday to Friday (excluding public holidays in England and Wales); or

●	by writing to Equiniti at Aspect House, Spencer Road, Lancing, BN99 6DA, United Kingdom.

Voting instructions

Once registered in accordance with the procedure stated above, Just Eat Takeaway.com Shareholders who wish to be represented at the EGM may give voting instructions electronically to civil-law notary Cindy Smid, or her substitute, from Zuidbroek Corporate Law Notaries, with the right of substitution, via www.abnamro.com/evoting no later than 17:30 CET on 30 September 2020.

If you are a CDI Holder, you may give your voting instruction through Equiniti. CDI Holders will receive information, including a voting instruction card, from Equiniti.

Shareholder proxies

Just Eat Takeaway.com Shareholders who wish to be represented at the EGM by another person may for that purpose also use a physical form of power of attorney which can be found at www.justeattakeaway.com.  The duly completed and executed power of attorney must be received by ABN AMRO for the attention of Corporate Broking (HQ7212), Gustav Mahlerlaan 10, 1082 PP Amsterdam, the Netherlands, or via email to ava@nl.abnamro.com no later than 17:30 CET on 30 September  2020.

CDI Holders should not use this power of attorney to vote in respect of their CDIs. Rather, CDIs Holders at the Record Date may give their voting instruction through Equiniti as set out above. CDI Holders will receive information, including a voting instruction card from Equiniti.

Admission to the EGM

Registration for admission to the EGM will take place on the day of the meeting from 13:00 CET until the commencement of the EGM at 14:00 CET.  After this time, registration for admission is no longer possible. Persons entitled to attend the EGM must present a valid administration ticket for the EGM, which can be obtained through the procedure set out above,  and may be asked for identification prior to being admitted and are therefore requested to carry a valid identity document.

Important note in view of the COVID-19 pandemic

The evolving situation in relation to COVID-19 and restrictions by the Dutch Government may significantly impact the ability of shareholders to attend the Extraordinary General Meeting.

Just Eat Takeaway.com Shareholders and CDI Holders are strongly encouraged to very carefully consider public health and government advice at the time of the Extraordinary General Meeting and to exercise their right to cast their votes in respect of the business of the Extraordinary General Meeting by voting via proxy or using our electronic voting facility. CDI Holders are encouraged to cast their votes by giving voting instructions through Equiniti.

In order to further mitigate potential health risks, the social gatherings surrounding the EGM will be limited.  Unfortunately, this means no pre- or post-meeting reception will be offered.

The Company will endeavor to livestream the meeting, allowing shareholders to follow the business of the EGM remotely.  However, participation in the livestream will not constitute formal attendance at the meeting and shareholders and others following the livestream will not be able to vote or ask questions.  If the EGM is livestreamed, further details will be announced and made available on Just Eat Takeaway.com’s website at www.justeattakeaway.com in due course.

Shareholders are invited to submit their questions ahead of the EGM by sending an email to joris.wilton@takeaway.com.  During the EGM the Company will aim to address questions relating to items on the agenda of the EGM that are submitted by 17:30 CET on 30 September  2020.

It is currently expected that the Extraordinary General Meeting will be held as a physical meeting at the venue specified in this Convocation of Extraordinary General Meeting, but this may be subject to change. The Company may take further precautionary measures to limit risks for its employees, shareholders and other stakeholders. Shareholders should regularly check Just Eat Takeaway.com’s website at www.justeattakeaway.com for updates in relation to the Extraordinary General Meeting.

Amsterdam, 25 August 2020
Just Eat Takeaway.com
Management Board

PART II
EXPLANATORY NOTES FOR EXTRAORDINARY GENERAL MEETING

AGENDA ITEM 2(A) – APPROVAL OF THE TRANSACTION

It is proposed that the all-share combination of the Company with Grubhub Inc. in accordance with the Merger Agreement (the “Transaction”) be approved pursuant to Rule 10.5.1(2) of the UK Listing Rules and section 2:107a of the Dutch Civil Code.

Particulars of the Transaction are contained in Part III (Explanatory Statement) to Part VIII (Additional Information) of this document. These sections set out, among other things, a summary of the terms of the Transaction, as currently provided for in the Merger Agreement. These sections do not intend to provide a complete overview of the terms of the Transaction. The terms of the Transaction may, within the limits of applicable law, be subject to change after the date of this Circular. In case of a material change to the terms of the Transaction, the Company will inform its shareholders of such change by way of a public announcement and, where required, will circulate a supplementary circular in accordance with the Listing Rules.

Under the terms of the Merger Agreement, unless otherwise amended, adoption by the General Meeting of the resolution set out in this agenda item 2(a) is a condition to completion of the Transaction.

AGENDA ITEM 2(B) – DELEGATION TO THE MANAGEMENT BOARD OF THE RIGHT TO ISSUE SHARES AND/OR TO GRANT RIGHTS TO ACQUIRE SHARES (IN CONNECTION WITH THE TRANSACTION)

In order to enable the Company to issue Just Eat Takeaway.com Shares and/or to grant rights to acquire Just Eat Takeaway.com Shares in connection with the Transaction, it is proposed to designate the Management Board, in accordance with section 2:96 of the Dutch Civil Code, as the corporate body authorized to resolve on the issue of and/or the grant of rights to acquire Just Eat Takeaway.com Shares up to a maximum, in the aggregate, of 233,297,041 Just Eat Takeaway.com Shares (which represents, as at 21 August 2020, the number of Just Eat Takeaway.com Shares in the Company’s authorized share capital minus (i) the number of Just Eat Takeaway.com Shares and rights to acquire Just Eat Takeaway.com Shares in issuance; and (ii) the unused portion of the authorization to issue Just Eat Takeaway.com Shares as granted at the Company’s annual general meeting of 14 May 2020).

The authorization shall be subject to the following limitations:

(A)	the authorization of the Management Board will only be valid for a period of 18 months, as from the date of the EGM; and

(B)
the authorization of the Management Board will be limited to 233,297,041 shares (representing 157% of the total share capital in issue (excluding treasury shares) as at 21 August 2020, being the latest practicable date prior to publication of this Circular); and

(C)
the authorization of the Management Board may only be used in connection with the Transaction, including to satisfy any obligations pursuant to the Transaction in respect of employee stock option plans; and

(D)
any issue of New Just Eat Takeaway.com Shares and/or the granting of rights to acquire New Just Eat Takeaway.com Shares pursuant to this authorization will be subject to the approval of the Supervisory Board.

This authorization does not affect the authorization to issue Just Eat Takeaway.com Shares as granted at the Company’s annual general meeting of 14 May 2020.

At 21 August 2020 (being the latest practicable date prior to publication of this Circular), the Company did not hold any shares in treasury.

The resolution set out in this agenda item 2(b) is subject to the adoption by the General Meeting of the resolution set out under agenda item 2(a) (the “Approval Condition”)

Under the terms of the Merger Agreement, unless otherwise amended, adoption by the General Meeting of the resolution set out in this agenda item 2(b) is a condition to completion of the Transaction.

AGENDA ITEM 2(C) – DELEGATION TO THE MANAGEMENT BOARD OF THE RIGHT TO EXCLUDE OR LIMIT PRE-EMPTIVE RIGHTS (IN CONNECTION WITH THE TRANSACTION)

In connection with any issuance of Just Eat Takeaway.com Shares and any grant of rights to acquire Just Eat Takeaway.com Shares described under agenda item 2(b) above, it is further proposed to designate the Management Board, in accordance with section 2:96a of the Dutch Civil Code, as the corporate body authorized to limit or exclude pre-emption rights in relation to any issue of Just Eat Takeaway.com Shares or any grant of rights to acquire Just Eat Takeaway.com Shares pursuant to the authorization provided for under the resolution set out in agenda item 2(b).

The authorization shall be subject to the following limitations:

(A)	the authorization of the Management Board will only be valid for a period of 18 months, as from the date of the EGM; and

(B)
the authorization of the Management Board to limit or exclude pre-emption rights may only be used in respect of issuances of Just Eat Takeaway.com Shares and/or the granting of rights to acquire Just Eat Takeaway.com Shares as provided for under agenda item 2(b); and

(C)	any resolution of the Management Board to limit or exclude pre-emption rights will be subject to the approval of the Supervisory Board.

This authorization does not affect the authorizations to exclude or limit pre-emptive rights as granted at the Company’s annual general meeting of 14 May 2020.

The resolution set out in the agenda item 2(c) is subject to the adoption by the General Meeting of the Approval Condition.

Under the terms of the Merger Agreement, unless otherwise amended, adoption by the General Meeting of the resolution set out in this agenda item 2(c) is not a condition to completion of the Transaction.

AGENDA ITEM 2(D) – APPOINTMENT OF MATTHEW MALONEY AS MEMBER OF THE MANAGEMENT BOARD

In connection with the Transaction, it is proposed to appoint Matthew Maloney as a member of the Management Board.

The proposed appointment of Matthew Maloney is conditional upon a positive decision from the Dutch Central Bank in respect of his integrity (betrouwbaarheid) (the “Regulatory Approval Condition”).

The Supervisory Board has agreed to make a binding nomination for the appointment of Mr. Maloney as a member of the Management Board for a term ending at the end of the annual general meeting of the Company to be held in 2021, in accordance with article 7.2 of the Articles.

The personal details of Mr. Maloney and the reasons for his nomination are as follows:

Name:	Matthew Mayer Maloney

Age:	44

Nationality:	United States of America

Current position:	CEO of Grubhub

Previous positions:
Classified Ventures (2000-2004); Bachelor of Science, Michigan State University (1998); Masters of Computer Science, Michigan State University (2000); Masters of Business Administration, University of Chicago (2010)

Other (board) positions:
Executive director of Grubhub; Member of the Advisory Board of the University of Chicago Booth School of Business Polsky Center for Entrepreneurship; Member of Chicago NEXT; Member of the Board of Trustees of the Museum of Science and Industry in Chicago; Member of the board of 1871.

Motivation:
Matthew Maloney is nominated for appointment as a member of the Management Board in connection with the Transaction.  Matthew Maloney has extensive experience in the food delivery industry as the founder and CEO of Grubhub.  Under Matthew Maloney’s leadership, Grubhub has grown its active diner network to more than 27 million users, who can order from more than 300,000 restaurants in over 4,000 U.S. cities.  The Supervisory Board therefore nominates Matthew Maloney for appointment for a term ending at the end of the annual general meeting of the Company to be held in 2021, in accordance with article 7.2 of the Articles.

The appointment set out in this agenda item 2(d) is effective upon (i) completion of the Transaction and (ii) to the extent the Regulatory Approval Condition is not fulfilled prior to the EGM, fulfilment of the Regulatory Approval Condition.

Under the terms of the Merger Agreement, unless otherwise amended, adoption by the General Meeting of the resolution set out in this agenda item 2(d) is a condition to completion of the Transaction.

AGENDA ITEM 2(E) – APPOINTMENT OF LLOYD FRINK AS A MEMBER OF THE SUPERVISORY BOARD

In connection with the Merger Agreement, upon a binding nomination of the Supervisory Board, it is proposed to appoint Lloyd Frink as a member of the Supervisory Board for a term ending at the end of the annual general meeting of the Company to be held in 2021, in accordance with article 7.6 of the Articles.

The personal details of Lloyd Frink required to be provided in accordance with section 2:142 subsection 3 of the Dutch Civil Code and the reasons for his nomination are as follows:

Name:	Lloyd Frink

Age:	55

Nationality:	United States

Current position:	Co-founder, president and executive chairman of the board of Zillow Group, Inc.

Previous positions:	Expedia, Inc. (1999-2004); Microsoft (1988-1999); Bachelor of Arts, Stanford University (1987)

Other (board) positions:	Non-executive director of Grubhub

Motivation:
Lloyd Frink is nominated for appointment as a member of the Supervisory Board in connection with the Transaction.  Lloyd Frink is qualified to serve on the Supervisory Board because of his extensive background and experience with Internet-based companies, including experience in marketing products to consumers through the Internet.  The Supervisory Board therefore nominates Lloyd Frink for appointment for a term ending at the end of the annual general meeting of the Company to be held in 2021, in accordance with article 7.6 of the Articles.

Lloyd Frink is considered to be independent within the meaning of best practice provision 2.1.8 of the Dutch Corporate Governance Code.  Mr. Frink holds no shares in the capital of the Company.  He holds 81,442 shares in the capital of Grubhub directly and an additional 1,100 shares indirectly through trusts.  He also holds such number of stock options in the capital of Grubhub as is described in the paragraph entitled “Equity-based compensation” in Part V (Key Transaction Documents) of this Circular.

The appointment set out in this agenda item 2(e) is effective upon completion of the Transaction.

Under the terms of the Merger Agreement, unless otherwise amended, adoption by the General Meeting of the resolution set out in this agenda item 2(e) is a condition to completion of the Transaction.

AGENDA ITEM 2(F) – APPOINTMENT OF DAVID FISHER AS A MEMBER OF THE SUPERVISORY BOARD

In connection with the Transaction, upon a binding nomination of the Supervisory Board, it is proposed to appoint David Fisher as a member of the Supervisory Board for a term ending at the end of the annual general meeting of the Company to be held in 2021, in accordance with article 7.6 of the Articles.

The personal details of David Fisher required to be provided in accordance with section 2:142 subsection 3 of the Dutch Civil Code and the reasons for his nomination are as follows:

Name:	David Fisher

Age:	51

Nationality:	United States

Current position:	Chairman, Chief Executive Officer and President of Enova International Inc.

Previous positions:
optionsXpress (2004-2012); Potbelly Sandwich Works (2001-2004); RBC Mortgage (2000-2001); Prism Financial (1998-2001); Bachelor of Science, University of Illinois at Urbana-Champaign (1991); Doctor of Law, Northwestern University (1994)

Other (board) positions:	Non-executive director of Grubhub; non-executive director of Innerworkings, Inc.; non-executive director of FRISS; Member of the Board of Trustees of the Museum of Science and Industry in Chicago

Motivation:
David Fisher is nominated for appointment as a member of the Supervisory Board in connection with the Transaction.  David Fisher is qualified to serve on the Supervisory Board because of his valuable managerial, accounting and financial reporting experience and the insights he brings as a chief executive officer of a public company, a former chief financial officer for a number of companies and a member of the board of directors of public companies.  The Supervisory Board therefore nominates David Fisher for appointment for a term ending at the end of the annual general meeting of the Company to be held in 2021, in accordance with article 7.6 of the Articles.

David Fisher is considered to be independent within the meaning of best practice provision 2.1.8 of the Dutch Corporate Governance Code.  Mr. Fisher holds no shares in the capital of the Company and holds 4,442 shares in the capital of Grubhub.  He holds such number of stock options in the capital of Grubhub as is described in the paragraph entitled “Equity-based compensation” in Part V (Key Transaction Documents) of this Circular.

The resolution set out in this agenda item 2(f) is subject to completion of the Transaction.

Under the terms of the Merger Agreement, unless otherwise amended, adoption by the General Meeting of the resolution set out in this agenda item 2(f) is a condition to completion of the Transaction.

AGENDA ITEM 2(G) – APPROVAL OF A SUPPLEMENT TO THE REMUNERATION POLICY OF THE MANAGEMENT BOARD IN RESPECT OF MATTHEW MALONEY

Mr. Matthew Maloney currently serves as CEO of Grubhub. As part of the Transaction, as set out in agenda item 2(d), it is proposed that Mr. Maloney will join Just Eat Takeaway.com's Management Board and will lead the combined business in North America.

The compensation practices between continental Europe and the United States, where Grubhub operates, differ substantially. Accordingly, the Company's existing remuneration policy for the Management Board does not align with the overall remuneration package that Mr. Maloney currently receives as CEO of Grubhub.

The Supervisory Board believes it is in the interest of Just Eat Takeaway.com to retain Mr. Maloney following Completion, and accordingly to be able to offer Mr. Maloney a competitive remuneration package, taking into account Mr. Maloney's current remuneration as CEO of Grubhub and the local reference market in the United States, including having the flexibility to maintain Mr. Maloney’s existing remuneration.

The Supervisory Board therefore, upon a proposal thereto by the Company's remuneration committee (the "Remuneration Committee"), considers it desirable to propose the approval of a supplement to the Company's remuneration policy for the Management Board, so that, insofar as the remuneration to be awarded to Mr. Maloney would fall within the limits of the proposed supplement, but would otherwise be inconsistent with the existing remuneration policy for the Management Board, it will fall within the scope of the Company's remuneration policy if the supplement has been approved.

This supplement applies to Mr. Maloney only, and does not affect the remuneration of Just Eat Takeaway.com's other Managing Directors.

The additional terms of this supplement, which in each case are intended to enable the Company to provide Mr. Maloney with a remuneration package up to a level consistent with his current remuneration as CEO of Grubhub (as it may be modified as described in this agenda item 2(G)) and the local reference market in the United States, are set out below:

(A)
Base salary. The Supervisory Board, based on a proposal of the Remuneration Committee, may set a base salary for 2021 of up to $745,500. Further annual increases are determined by the Supervisory Board, based on a proposal of the Remuneration Committee, and are, as is currently provided in the Company's existing remuneration policy for the Management Board, restricted by the yearly Dutch retail price index inflation. Payments may take place on a bi-weekly basis.

(B)
Benefits. The Supervisory Board, based on a proposal of the Remuneration Committee, may provide Mr. Maloney the opportunity to participate in broad-based health, welfare, vacation and fringe benefit plans offered to employees in the United States generally.

(C)
Pension. The Supervisory Board, based on a proposal of the Remuneration Committee, may, subject to the overall maximum allowance currently provided for in the Company's existing remuneration policy for the Management Board, provide Mr. Maloney the opportunity to participate in a defined contribution retirement plan (US 401(k)) whereby the Company matches a portion of Mr. Maloney's contributions towards that plan.

(D)
Short Term Incentive ("STI"). Mr. Maloney may be offered an STI consistent with the terms, including performance measures, set forth in the existing remuneration policy for the Management Board.  The STI for Mr. Maloney may be set to be a cash-only incentive, paid annually.

(E)
Long Term Incentive ("LTI"). Mr. Maloney may be provided the opportunity to participate in a new long term incentive plan to be adopted by the Company, which may be on similar terms to the Grubhub Inc. 2015 Long-Term Incentive Plan, as last amended in 2020 (the "New US LTI Plan"). LTI awards may be granted in the form of restricted stock units and/or stock options. The maximum per annum value of the LTI grant may be set at an amount of up to 1010% of annual base salary, with no maximum at vesting being applicable. LTI grants can be made subject to solely time-based vesting criteria, in which case they may vest over a four-year period in quarterly and/or annual instalments.  The foregoing approach to LTI grants, in both grant size and structure, is not uncommon for U.S.-based companies.  The Supervisory Board, based on a proposal by the Remuneration Committee, may determine that on vesting and release or the exercise of options, the released shares will be issued or transferred to Stichting Administratiekantoor Takeaway.com (“STAK”) to hold for Mr. Maloney's benefit, and STAK will issue him depositary receipts representing such Shares. The Supervisory Board, based on a proposal of the Remuneration Committee, may determine that LTI awards are not subject to a holding requirement.

(F)
Engagement, termination and severance. Mr. Maloney may be engaged based on a contract with the Company, a subsidiary of the Company or a combination thereof. Mr. Maloney may be offered termination and severance terms reflective of the terms of his current engagement with Grubhub, which includes a thirty-day notice period for both the Company (for a termination without “Cause”) and Mr. Maloney (for a resignation without “Good Reason”). “Cause” and “Good Reason” will each have the meaning given to such terms in Grubhub’s Executive Severance Plan.  In the event Mr. Maloney resigns for "Good Reason", an additional notice from Mr. Maloney may be required to enable the Company to attempt to cure any facts giving rise to Mr. Maloney’s “Good Reason” claim.  The following severance may be set to be payable if Mr. Maloney's engagement is terminated by the Company without “Cause” or Mr. Maloney resigns for "Good Reason": (i) 12 months of annual base salary (increased to 18 months if within 12 months after Completion), (ii) 12 months of continued health benefits at the same cost as an active employee (increased to 18 months if within 12 months after Completion), (iii) target bonus times 1.5 (only if within 12 months after Completion), (iv) a pro rata target bonus (only if within 12 months  after Completion), (v) vesting of all equity awards (only if within 12 months following the Completion) and (vi) a three-month period to exercise any vested equity awards (increased to a one-year period if within 12 months after the Completion).  The severance amounts above may be payable in equal instalments on regular payroll dates over a twelve month period following the date of such termination (or in a lump sum on the first payroll date following the effective date of the general waiver and release executed in connection with such termination if within 12 months after Completion). The enhanced severance benefits described above in connection with Completion would also be payable if Mr. Maloney’s employment were terminated without Cause or for Good Reason within 45 days before or 12 months after a subsequent change in control transaction (as defined in Grubhub’s Executive Severance Plan). Mr. Maloney’s employment contract may provide for a “280G best net cutback” provision, which would reduce certain of his remuneration if necessary to mitigate certain adverse U.S. tax consequences.

This supplement does not serve to restrict the remuneration options available under the Company's existing remuneration policy for the Management Board. The Supervisory Board, based on a proposal of the Remuneration Committee, will determine the exact level of remuneration of Mr. Maloney, within the scope of the Company's existing remuneration policy for the Management Board, as supplemented by the above supplement, if adopted, prior to Completion.

In preparing this supplement, the Supervisory Board considered, taking into account the expected effects of the Transaction, the external environment in which the Company operates, votes received at the Company's last annual general meeting, and feedback from the Company’s shareholders on the Company’s existing remuneration policy for the Management Board, Mr. Maloney’s views on his own remuneration and the Company’s most recent remuneration report, the Dutch Corporate Governance Code, the Dutch implementation of the Shareholder Rights Directive II in the Netherlands, as well as the requirements of the UK Corporate Governance Code.

It is intended that the supplement described above will apply only until any revised remuneration policy for the Management Board adopted by the General Meeting becomes effective. In accordance with Dutch law, it is currently expected that such revision will be proposed at the annual general meeting of the Company to be held in 2024. However, the Supervisory Board and the Remuneration Committee currently expect to conduct a full review of the remuneration policy for the Management Board and expect to propose revisions at the annual general meeting of the Company to be held in 2022 or 2023, taking into consideration the new size, geographic presence and complexity of the Company following the combination with Grubhub and the implications of being a company with a US listing.

This proposal includes the approval of the remuneration components described above for the purposes of section 2:135 paragraph 5 of the Dutch Civil Code.

It is noted that Mr. Maloney, irrespective of him becoming a Managing Director of Just Eat Takeaway.com, will also be issued replacement equity awards in respect of existing equity awards he holds in Grubhub at Completion in accordance with the terms of the Merger Agreement and the treatment of equity awards for all other employees of Grubhub. Reference is made to the paragraph entitled “Equity-based compensation” in Part V (Key Transaction Documents) of this Circular for more information on his existing equity awards in Grubhub.

The resolution set out in this agenda item 2(g) is subject to the fulfilment of (i) the Approval Condition and (ii) the effectiveness of the appointment of Mr. Matthew Maloney.

Obtaining approval of the General Meeting for the resolution set out in this agenda item 2(g) is not a condition to completion of the Transaction.

PART III
EXPLANATORY STATEMENT

(Incorporated under the laws of and domiciled in the Netherlands with registered number 08142836)

Management Board:	Registered office:
Jitse Groen (Chief Executive Officer)
Brent Wissink (Chief Financial Officer)
Jörg Gerbig (Chief Operating Officer)

Supervisory Board:
Adriaan Nühn (Chairman of the Supervisory Board)
Corinne Vigreux (Vice-Chairman of the Supervisory Board)
Gwyn Burr (Member of the Supervisory Board)
Jambu Palaniappan (Member of the Supervisory Board)
Ron Teerlink (Member of the Supervisory Board)
Oosterdoksstraat 80 1011 DK Amsterdam The Netherlands

To the holders of Just Eat Takeaway.com Shares

Proposed all-share combination with Grubhub and Convocation of Extraordinary General Meeting

1.	Introduction

Pursuant to the Transaction, as announced on 10 June 2020, Just Eat Takeaway.com and Grubhub intend to combine to create the largest global online food delivery company outside of China2. As noted in the Letter to Shareholders set out in this document, the Transaction is conditional upon, amongst other things, the approval of certain Resolutions by the General Meeting. Other Resolutions connected to the Transaction will also be proposed to be approved by the General Meeting. Further details of the EGM and the Resolutions to be put to the General Meeting are set out at paragraph 8 of this Part III (Explanatory Statement). Part I (Convocation of the Extraordinary General Meeting) of this document contains the notice convening the EGM to be held at 14:00 on 7 October 2020 at BIMHUIS Amsterdam, Piet Heinkade 3, Amsterdam, the Netherlands.

The Management Board and Supervisory Board believe that the Transaction is in the best interests of Just Eat Takeaway.com, its stakeholders and its shareholders as a whole and recommend that you vote in favor of the Resolutions to be proposed at the Extraordinary General Meeting, as each member of the Management Board who holds Just Eat Takeaway.com Shares intends to do in respect of their own beneficial holdings representing an aggregate of 15,795,377 Just Eat Takeaway.com Shares, comprising approximately 10.6% of the Company’s issued share capital as at the Latest Practicable Date, and as Jitse Groen, CEO of Just Eat Takeaway.com has, subject to and in accordance with the terms of the Voting and Support Agreement, committed to do in respect of his (indirect) holding of 15,304,796 Just Eat Takeaway.com Shares through his personal holding company, Gribhold B.V., comprising approximately 10.3% of the Company’s issued share capital as at the Latest Practicable Date.3

[2]
The Enlarged Group processed almost 600 million orders in FY 2019 worth a gross merchandise value of nearly €14 billion, generating revenues of €2,726 million on a pro forma basis and Adjusted EBITDA of €388 million on a pro forma basis, exceeding competitors such as Uber Eats, Delivery Hero, Doordash and Postmates

[3]	Members of the Just Eat Takeaway.com Supervisory Board do not hold any Just Eat Takeaway.com Shares.

You should read the whole of this document and not rely solely on the summarized information contained in this Part III (Explanatory Statement). For the action to be taken in relation to this document please see the notice convening the Extraordinary General Meeting which is set out at Part I (Convocation of Extraordinary General Meeting) of this document.

2.	Summary of the principal terms of the Transaction

Pursuant to the Transaction, which will be subject to the Conditions and the other terms contained in the Merger Agreement, Grubhub Stockholders will receive:

for each Grubhub Share, 0.6710 New Just Eat Takeaway.com Shares, represented by such number of New Just Eat Takeaway.com ADSs listed on either the NYSE or the NASDAQ

Based on the undisturbed closing price of Just Eat Takeaway.com Shares on 9 June 2020, the last trading day before the announcement of the Transaction, this represents an implied value of $75.15 for each Grubhub Share and an implied total equity consideration for Grubhub of $7.3 billion.

Under the Merger Agreement, on Grubhub’s reasonable request, the Company will permit (but not obligate) Grubhub Stockholders to elect to receive Just Eat Takeaway.com Shares (or CDIs representing Just Eat Takeaway.com Shares) in lieu of New Just Eat Takeaway.com ADSs.

On Completion, Matthew Maloney, CEO and founder of Grubhub, will lead the Enlarged Group’s businesses across North America, including Canada, and will, subject to the approval of the General Meeting and obtaining the required approval from De Nederlandsche Bank, join the Management Board.  In addition and subject to the approval of the General Meeting, two current directors of Grubhub (Lloyd Frink and David Fisher) will join the Supervisory Board.  The Enlarged Group will be headquartered and domiciled in Amsterdam, the Netherlands, with its North American headquarters located in Chicago and a significant presence in the UK.

It is intended that the Transaction be implemented by way of two statutory mergers pursuant to the laws of Delaware. Just Eat Takeaway.com and Grubhub have entered into the Merger Agreement, pursuant to which, subject to the adoption of the Merger Agreement by Grubhub Stockholders and the satisfaction or waiver of the other Conditions, Merger Sub I (a wholly owned subsidiary of Just Eat Takeaway.com) shall be merged with and into Grubhub, with Grubhub surviving the merger, and immediately following which Grubhub shall be merged with and into Merger Sub II (another wholly owned subsidiary of Just Eat Takeaway.com), with Merger Sub II surviving such merger as a wholly-owned subsidiary of Just Eat Takeaway.com.  As a result of such merger and related transactions, Just Eat Takeaway.com will acquire all of the issued and outstanding shares of common stock of Grubhub.

Immediately following Completion, and assuming that 65,544,492 New Just Eat Takeaway.com Shares are issued in connection with the Transaction, Grubhub Stockholders are expected to own New Just Eat Takeaway.com ADSs (and/or New Just Eat Takeaway.com Shares and/or CDIs representing New Just Eat Takeaway.com Shares) representing approximately 30% of the outstanding Just Eat Takeaway.com Shares (on a fully diluted basis, but excluding dilution from any conversion of the Convertible Bonds).

Just Eat Takeaway.com is required to pay Grubhub a termination fee of $144 million if, on the terms and subject to the conditions of the Merger Agreement:

(A)	prior to the General Meeting approving the Transaction, the Merger Agreement is terminated by Just Eat Takeaway.com in order to accept a superior proposal from an alternative bidder;

(B)
prior to the General Meeting approving the Transaction, the Merger Agreement is terminated by Grubhub in certain circumstances where the Management Board and Supervisory Board cease to recommend the Transaction; or

(C)	the Merger Agreement is terminated:

(i)
by either Just Eat Takeaway.com or Grubhub where, subject to certain exceptions, the Transaction has not been completed on or before 10 June 2021 (or 10 September 2021 if extended in accordance with the Merger Agreement) or where the General Meeting does not approve the Transaction; or

(ii)	by Grubhub following a material breach of its terms by Just Eat Takeaway.com,

and prior to such termination a third party offer to acquire at least 50% of the share capital or assets of Just Eat Takeaway.com has been made and, within 12 months after such termination, Just Eat Takeaway.com consummates any such third party offer or enters into a definitive written agreement with respect to any such third party offer that is subsequently consummated.

Grubhub is required to pay Just Eat Takeaway.com a termination fee of $144 million if, on the terms and subject to the conditions of the Merger Agreement:

(A)	prior to the Grubhub stockholder approval, the Merger Agreement is terminated by Grubhub in order to accept a superior proposal from an alternative bidder;

(B)
prior to the Grubhub stockholder approval, the Merger Agreement is terminated by Just Eat Takeaway.com in certain circumstances where the board of directors of Grubhub ceases to recommend the Transaction; or

(C)	the Merger Agreement is terminated:

(i)
by either Just Eat Takeaway.com or Grubhub where, subject to certain exceptions, the Transaction has not been completed on or before 10 June 2021 (or 10 September 2021 if extended in accordance with the Merger Agreement) or where the Grubhub stockholder approval is not obtained; or

(ii)	by Just Eat Takeaway.com following a material breach of its terms by Grubhub,

and prior to such termination a third party offer to acquire at least 50% of the share capital or assets of Grubhub has been made and, within 12 months after such termination, Grubhub consummates any such third party offer or enters into a definitive written agreement with respect to any such third party offer that is subsequently consummated.

3.	Background to and reasons for the Transaction

Background and strategy

Just Eat Takeaway.com is a leading global online food delivery marketplace outside of China. With over 205,000 connected restaurants, Just Eat Takeaway.com offers consumers a wide variety of food choice. While Just Eat Takeaway.com mainly collaborates with delivery restaurants, it also provides proprietary restaurant delivery services for restaurants that do not deliver themselves.

Just Eat Takeaway.com’s mission has consistently been focused on becoming the best food delivery company on the planet.  Since its founding in 2000, Takeaway.com has chosen only to enter into markets in which it believes it can become a leader and be profitable.  The profits in the Netherlands helped secure a leadership position in Germany and other Continental European countries. The growth and profitability of the Takeaway.com businesses eventually allowed it to merge with Just Eat plc in 2020, another profitable European food delivery business. As a result of the Just Eat Acquisition, Just Eat Takeaway.com has leading positions in three of the world’s largest profit pools for online food delivery: the UK, Germany and the Netherlands.

Rationale for the Transaction

The Management Board and Supervisory Board believe that there is a compelling strategic and financial rationale for the Transaction.

The Transaction represents the Company’s entry into the U.S and builds on the strategic rationale for the Just Eat Acquisition. The Enlarged Group will become the world’s largest online food delivery company outside of China (measured by gross merchandise value and revenue)4, with strong brands connecting restaurant partners with their customers in 25 countries. The Enlarged Group will be built around four of the world’s largest profit pools for online food delivery: the U.S, the UK, Germany and the Netherlands, increasing the Enlarged Group’s ability to deploy capital and resources and strengthen its competitive positions in all its markets. Just Eat Takeaway.com and Grubhub both have strong leadership positions in almost all countries in which they are present and the Enlarged Group will become a significant player in North America.  Just Eat Takeaway.com already owns the leading Canadian business, SkipTheDishes.  Just Eat Takeaway.com and Grubhub are two of the few profitable players in the online food delivery space globally.

The Managing Directors believe that Grubhub is the best food delivery company in the U.S. and the only one which is culturally similar to Just Eat Takeaway.com.  Like Just Eat Takeaway.com, Grubhub has its origins in marketplace (restaurant pick-ups and delivery orders) rather than logistics (delivery services), and unlike most other food delivery companies, has consistently been Adjusted EBITDA positive. The online food delivery market in the U.S. has changed over the past few years, becoming competitive and fragmented across local regions and cities.  In response, Grubhub has successfully transformed its business into a hybrid model, combining logistics and marketplace to meet the heightened competition. The Managing Directors believe that sustainable success in the U.S. depends on deploying the right mix of logistics and marketplace region-by-region, a balance Grubhub has achieved with leading positions in key U.S. population centers.  Even with this progress, the U.S. remains an underpenetrated market, with a tremendous TAM (total available market).  It is nowhere near its end-state.  Grubhub as part of Just Eat Takeaway.com will become a stronger business. The combination with Just Eat Takeaway.com’s Canadian business, SkipTheDishes, as well as the increased scale and resources of the Enlarged Group will provide greater flexibility to make strategic, long-term investment decisions.

[4]
The Enlarged Group processed almost 600 million orders in FY 2019 worth a gross merchandise value of nearly €14 billion, generating revenues of €2,726 million on a pro forma basis and Adjusted EBITDA of €388 million on a pro forma basis, exceeding competitors such as Uber Eats, Delivery Hero, Doordash and Postmates

Just Eat Takeaway.com’s main competitors are no longer from Europe, but rather are large international operators.  The Transaction will significantly strengthen Just Eat Takeaway.com’s global competitive position.

Creating the world’s largest online food delivery company outside of China

The Transaction will create the world’s largest online food delivery company outside of China, measured by gross merchandise value and revenue. The Enlarged Group processed almost 600 million orders in FY 2019 worth a gross merchandise value of nearly €14 billion, generating revenues of €2,726 million on a pro forma basis and Pro Forma Adjusted EBITDA of €388 million5, exceeding competitors such as Uber Eats, Delivery Hero, Doordash and Postmates6. Further details of the financial information relating to the Enlarged Group are set out at Part VII (Unaudited pro forma financial information relating to the Enlarged Group) of this document.

Creating a company built around four of the world’s largest profit pools in food delivery

The Transaction will create a platform built around four of the world’s largest profit pools in food delivery: the U.S., the UK, Germany and the Netherlands. These markets show substantial further opportunities for growth, significant penetration upside and longer-term profitability improvements.

The combination of Grubhub and SkipTheDishes to create a North American leader

Grubhub will be much stronger as part of Just Eat Takeaway.com. The combination with Just Eat Takeaway.com’s Canadian business, SkipTheDishes, as well as the increased scale and resources of the Enlarged Group will provide greater flexibility to make strategic, long-term investment decisions.

Grubhub’s advantage in the U.S. market

In the U.S., where the market is competitive and fragmented across local regions and cities, Grubhub’s differentiated offering provides it with unique advantages.  Grubhub’s offering includes its large marketplace business, which operates through a hybrid model that combines logistics with its marketplace; its Seamless corporate business; its large geographic footprint; its extensive customer and restaurant relationships; and its customer relationship management tools, including loyalty programs.

[5]
Just Eat Takeaway.com defines Pro Forma Adjusted EBITDA as profit or loss for the period before income tax, depreciation, amortization, impairment, finance income and expenses, foreign exchange results, share-based payments, share of results of associates and joint ventures, gains on disposals of unconsolidated subsidiaries and other businesses and acquisition related restructuring, transaction and integration costs.  Further information on the manner in which Just Eat Takeaway.com calculates its Pro Forma Adjusted EBITDA is set at Part VII (Unaudited Pro Forma Financial Information relating to the Enlarged Group) of this document. Pro Forma Adjusted EBITDA is a financial measure that is not calculated in accordance with IFRS.  Pro Forma Adjusted EBITDA should not be considered as an alternative to net income (loss) or any other measure of financial performance calculated and presented in accordance with IFRS.  Just Eat Takeaway’s Pro Forma Adjusted EBITDA may not be comparable to similarly titled measures of other organizations because other organizations may not calculate Pro Forma Adjusted EBITDA in the same manner.

[6]	On 6 July 2020, Uber Technologies, Inc. and Postmates Inc. announced that they had reached a definitive agreement under which Uber is to acquire Postmates.

Enhanced scale and leading positions increase ability to invest and leverage best practices globally

The enhanced scale and leading positions of the Enlarged Group provide an opportunity to leverage best practices from Just Eat Takeaway.com and Grubhub and create the broadest possible offering to both restaurant partners and consumers.  The Enlarged Group will have a greater ability to leverage investments, in particular in technology, marketing and restaurant delivery services across the combined business.

Founder-led management team, with a proven track record of building leading positions in markets of scale

The Enlarged Group will have a founder led management team that has over 55 years of combined experience in food delivery, with a proven track record in building leading positions based on scale, the successful execution of M&A, integration programmes and capital markets.

4.	Integration

Upon Completion, the Enlarged Group will initiate a program to plan for integration, based on bringing together both companies’ experience of integrating acquisitions to minimize disruption to restaurant partners and consumers, whilst delivering the expected opportunities and benefits of the Transaction for the Enlarged Group’s shareholders.

Just Eat Takeaway.com highly respects the Grubhub management team and, following Completion, Grubhub’s chief executive officer and founder, Matthew Maloney, will lead the Enlarged Group’s businesses in North America, including Canada.

The ongoing integration of Just Eat is progressing well and is not expected to be affected by the Transaction.

5.	Information about Just Eat Takeaway.com and Grubhub

Just Eat Takeaway.com

Just Eat Takeaway.com (AMS: TKWY, LSE: JET) is a leading global online food delivery marketplace outside of China. Headquartered in Amsterdam, the Company is focused on connecting consumers and restaurants through its platforms. With over 205,000 connected restaurants, Just Eat Takeaway.com offers consumers a wide variety of food choice. Just Eat Takeaway.com mainly collaborates with delivery restaurants. In addition, Just Eat Takeaway.com provides its proprietary restaurant delivery services for restaurants that do not deliver themselves.

The combination of Just Eat and Takeaway.com has rapidly grown to become a leading online food delivery marketplace with operations in the UK, the Netherlands, Germany, Denmark, France, Ireland, Italy, Norway, Spain, Belgium, Poland, Austria, Israel, Switzerland, Luxembourg, Portugal, Bulgaria, Romania, Australia, New Zealand, Canada, Mexico, Columbia and Brazil. In H1 2020, the Just Eat Takeaway.com Group generated consolidated revenue of €675 million and reported a consolidated Adjusted EBITDA7 of €135 million. These figures reflect the consolidation of the Just Eat business from 15 April 2020.

Grubhub

Grubhub (NYSE: GRUB) is a leading online and mobile platform for restaurant pick-up and delivery orders with one of the largest networks of restaurant partners in the U.S., as well as over 27 million active diners. Dedicated to connecting diners with the food they love from their favorite local restaurants, Grubhub elevates food ordering through innovative restaurant technology, easy-to-use platforms and an improved delivery experience.  Grubhub features over 300,000 restaurants and is proud to partner with more than 225,000 of these restaurants in over 4,000 U.S. cities.  The Grubhub portfolio of brands includes Grubhub, Seamless, LevelUp, AllMenus and MenuPages.  In H1 2020, Grubhub generated revenues of $822,262,000, a loss before tax of $109,715,000 and Adjusted EBITDA8 of $34,314,000, and as at 30 June 2020 had total assets of $2,480,156,000.

6.	Current trading and outlook

Just Eat Takeaway.com

On 12 August 2020 the Just Eat Takeaway.com Group released its interim results for the six months ended 30 June 2020.  As at 30 June 2020, the Just Eat Takeaway.com Group had 54 million active consumers and, in H1 2020, generated consolidated revenue of €675 million and reported a consolidated Adjusted EBITDA of €135 million. These figures reflect the consolidation of the Just Eat business from 15 April 2020.

In the second half of 2020 the Just Eat Takeaway.com Group will continue to focus on building the best offering for restaurants, consumers and couriers, thereby fueling the network effects which have driven the Just Eat Takeaway.com Group’s success to date. As announced last year, the Just Eat Takeaway.com Group will further invest in its delivery network, restaurant salesforce and marketing to optimally serve customers.

Grubhub

On 30 July 2020, the Grubhub Group released its results for the three months ended 30 June 2020 (the “Grubhub Q2 2020 Results”).

[7]
Just Eat Takeaway.com defines Adjusted EBITDA as profit or loss for the period before depreciation, amortization, finance income and expenses, share-based payments, share of results of associates and joint ventures, acquisition related transaction and integration costs and income tax expense.  Further information on the manner in which Just Eat Takeaway.com calculates its Adjusted EBITDA is set out in the 2019 Annual Report, which is incorporated by reference into this document.  Adjusted EBITDA is a financial measure that is not calculated in accordance with IFRS.  Adjusted EBITDA should not be considered as an alternative to net income (loss) or any other measure of financial performance calculated and presented in accordance with IFRS.  Just Eat Takeaway’s Adjusted EBITDA may not be comparable to similarly titled measures of other organizations because other organizations may not calculate Adjusted EBITDA in the same manner.

[8]	Grubhub defines Adjusted EBITDA as net income (loss) adjusted to exclude acquisition, restructuring and certain legal costs, income taxes, net interest expense, depreciation and amortization and stock-based compensation expense. Adjusted EBITDA is a financial measure that is not calculated in accordance with GAAP. Adjusted EBITDA should not be considered as an alternative to net income (loss) or any other measure of financial performance calculated and presented in accordance with GAAP. Grubhub’s Adjusted EBITDA may not be comparable to similarly titled measures of other organizations because other organizations may not calculate Adjusted EBITDA in the same manner.

Grubhub’s performance assessed against its key business metrics was as follows:

	Q2 2020	Q2 2019	% change

Revenue (in $ millions)	459.3	325.1	41

Active Diners	27,475,000	20,288,000	35

Gross Food Sales (in $ millions)	2,324.8	1,459.3	59

Daily Average Orders	647,100	488,900	32

The increase in revenue for the three months ended 30 June 2020 (“Q2 2020”) (as against the three months ended 30 June 2019 (“Q2 2019”)) was largely related to a 32% increase in Daily Average Orders to 647,100 during Q2 2020 from 488,900 during Q2 2019 driven by improved diner retention and frequency as well as significant growth in Active Diners, which increased from 20.3 million to 27.5 million at the end of Q2 2019 and Q2 2020 respectively.

The growth in Active Diners and Daily Average Orders was primarily as a result of increased product and brand awareness by diners, largely driven by accelerated adoption of online food ordering as a result of the COVID-19 pandemic, marketing efforts and word-of-mouth referrals, better restaurant choices for diners in Grubhub’s markets and technology and product improvements.

In addition, the revenue growth during Q2 2020 (as against Q2 2019) was supported by a 20% higher average order size, partially offset by an 11% decrease in Grubhub’s average revenue capture rate of Gross Food Sales. The higher average order size was mostly driven by changing diner behavior as a result of COVID-19 including family or group orders. The decrease in Grubhub’s average revenue capture rate was primarily driven by its restaurant support programs, including funding coupons and lower restaurant and diner facing fees of approximately $85 million, which were recognized as a reduction to revenue.

The increase in Daily Average Orders has endured in July 2020 and Grubhub views this growth as part of a wider shift toward online food ordering which has been accelerated by the COVID-19 environment.

There has been no significant change in the financial performance of the Grubhub Group since the date of the Grubhub Q2 2020 Results and Grubhub is not anticipating any other material negative trends save as disclosed above.

The following terms are used only in this section entitled “Grubhub” in this paragraph 6 of Part III (Explanatory Statement) of this document and have the following meanings:

“Active Diners” means the number of unique diner accounts from which an order has been placed in the past twelve months through the Grubhub Platform;

“Daily Average Orders” means the number of orders placed on the Grubhub Platform divided by the number of days for a given period;

“Gross Food Sales” means total value of food, beverages, taxes, prepaid gratuities, and any diner-paid fees processed through the Grubhub Platform9; and

“Grubhub Platform” means Grubhub’s takeout marketplace, and related platforms where Grubhub provides marketing services to generate orders.

Grubhub FY 2020 Guidance

In Grubhub’s FY 2019 financial results published on 5 February 2020, Grubhub provided guidance on expected revenue and expected Adjusted EBITDA for FY 2020 (the “Grubhub FY 2020 Guidance”).

The Management Board and Supervisory Board consider that the Grubhub FY 2020 Guidance is no longer valid for the following reasons:

(a)	Grubhub’s withdrawal of the Grubhub FY 2020 Guidance

On 13 April 2020, in a business update made prior to the Transaction was contemplated, Grubhub withdrew the Grubhub FY 2020 Guidance on account of the extraordinary circumstances stemming from the COVID-19 pandemic:

“For the first quarter of 2020, we expect our revenue and adjusted EBITDA to be slightly above the midpoints of the guidance we issued on February 5, 2020. While the business was trending at or above the high end of our guidance range for the first 10 weeks of the quarter, like most businesses, we experienced a swift change in customer behavior in the middle of March when the pandemic took hold across the country.

We are confident that our ability to manage our business profitably while competing aggressively has not changed, but because of the uncertainty surrounding the timing of when and how the COVID-19 outbreak will resolve, we believe it’s prudent to withdraw our full year 2020 revenue and EBITDA guidance.”

(b)	Reassessment of the Grubhub FY 2020 Guidance is not necessary

The Management Board and Supervisory Board believe that Just Eat Takeaway.com Shareholders should only consider reliable information when making their assessment of the Transaction and when considering how to vote at the Extraordinary General Meeting.

The Management Board and Supervisory Board do not consider the Grubhub FY 2020 Guidance to constitute reliable information for these purposes, as it does not accurately reflect future performance of Grubhub as part of the Enlarged Group following Completion.

Furthermore, the Management Board and Supervisory Board do not consider projections of Grubhub’s standalone performance, whether for FY 2020 or beyond, to represent information necessary for Just Eat Takeaway.com Shareholders to make an informed decision as to how to vote at the Extraordinary General Meeting in relation to the Transaction. This is because, following Completion, Grubhub will become a subsidiary of the Company and will be integrated into, and managed as part of, the Enlarged Group. Even if the Grubhub FY 2020 Guidance were to be reassessed, it would continue to be invalid in the context of the Transaction as it would not be possible to accurately predict future performance of the Grubhub business taking into account Grubhub’s expected integration into the Group. Consequently, any reassessed forecast would not represent information upon which Just Eat Takeaway.com Shareholders should rely in their decision as to how to vote at the Extraordinary General Meeting.

[9]
Grubhub includes all revenue generating orders placed on the Grubhub Platform in this metric; however, revenues are recognized on a net basis for the Grubhub commissions from the transaction, which are a percentage of the total Gross Food Sales for such transaction.

For the reasons stated at (a) and (b) above, the Management Board and Supervisory Board consider that the Grubhub FY 2020 Guidance is no longer valid and does not require reassessment. The Management Board and Supervisory Board recommend that Shareholders disregard the Grubhub FY 2020 Guidance in its entirety when evaluating the Transaction.

7.	Costs and risks relating to the Transaction

While the Management Board and Supervisory Board consider the Transaction to be in the best interests of the Company, its stakeholders and its shareholders as a whole, there are a number of potential risks and uncertainties that Just Eat Takeaway.com Shareholders should consider before voting on the Resolutions.

In particular, following Completion, Grubhub will be integrated into the Just Eat Takeaway.com Group and, although the Company will put in place a detailed integration plan, as with any integration exercise this process may present both expected and unexpected challenges and costs. In particular, the Company expects to incur costs in respect of the team put in place to implement the integration process. In addition, it is possible that, even after integration of the businesses, the expected benefits of the Transaction might take longer than anticipated to realize or might not be realized at all.

The Company will also incur certain other costs in relation to the Transaction more generally (including accounting, financial advisor, legal, sponsor and other transaction fees), some of which will be payable regardless of whether the Transaction reaches Completion.

Your attention is drawn to the further discussion of certain risk factors and uncertainties associated with the Transaction and the Enlarged Group, and which should be taken into account when considering whether or not to vote in favor of the Resolutions, set out in Part IV (Risk Factors) of this document.

8.	Extraordinary General Meeting

Just Eat Takeaway.com is required to seek the approval of the General Meeting for the Transaction pursuant to Dutch law and also because the Transaction constitutes a Class 1 transaction under the Listing Rules owing to its size.  Other Resolutions connected to the Transaction will also be proposed to the General Meeting.

Set out at Part I  (Convocation of Extraordinary General Meeting) of this document is a notice convening the EGM, along with the agenda to the Extraordinary General Meeting, which is to be held on 7 October 2020 at 14:00 CET at BIMHUIS Amsterdam, Piet Heinkade 3, Amsterdam, the Netherlands, at which the Resolutions will be proposed. The explanatory notes for the Extraordinary General Meeting are set out at Part II (Explanatory Notes for Extraordinary General Meeting) of this document.

The agenda for the EGM is as follows:

1.	Opening and announcements

2.	Resolutions in relation to the Transaction

(A)	Approval of the Transaction*

(B)	Delegation to the Management Board of the right to issue shares and/or to grant rights to acquire shares in connection with the Transaction*

(C)	Delegation to the Management Board of the right to exclude or limit pre-emptive rights in connection with the Transaction*

(D)	Appointment of Matthew Maloney as a member of the Management Board*

(E)	Appointment of Lloyd Frink as a member of the Supervisory Board*

(F)	Appointment of David Fisher as a member of the Supervisory Board*

(G)	Approval of a supplement to the remuneration policy of the Management Board in respect of Matthew Maloney*

3.	Any other business

4.	Closing of the meeting

* Voting items

Under the terms of the Merger Agreement, unless otherwise amended, adoption by the General Meeting of the Resolutions 2(A), 2(B), 2(D), 2(E) and 2(F) is a condition to completion of the Transaction.

Resolutions 2(A) and 2(B) must be approved by Just Eat Takeaway.com Shareholders who together represent a simple majority of the Just Eat Takeaway.com Shares being voted (whether in person or by proxy) at the EGM.

Resolution 2(C) must be approved by Just Eat Takeaway.com Shareholders who together represent a simple majority of the Just Eat Takeaway.com Shares being voted (whether in person or by proxy) at the EGM, unless the number of Just Eat Takeaway.com Shares represented at the EGM is less than half of the total issued share capital of the Company, in which case Resolution 2(C) must be approved by Just Eat Takeaway.com Shareholders who together represent at least two-thirds of the Just Eat Takeaway.com Shares being voted (whether in person or by proxy) at the EGM.

The appointments proposed under Resolutions 2(D) 2(E) and 2(F) will be approved, unless (i) Just Eat Takeaway.com Shareholders who together represent a simple majority of the Just Eat Takeaway.com Shares being voted (whether in person or by proxy) at the EGM vote against such appointments and (ii) such votes against represent more than one-third of the total issued share capital of the Company.

Resolution 2(G) must be approved by Just Eat Takeaway.com Shareholders who together represent at least 75% of the Just Eat Takeaway.com Shares being voted (whether in person or by proxy) at the EGM.

9.	Action to be taken

For the action to be taken in relation to this document, please see the notice convening the EGM which is set out at Part I (Convocation of Extraordinary General Meeting) of this document.

10.	Further information

Before taking any action, you should read the whole of this document (and any information incorporated by reference into it). You should not rely on the summarized information, including the summarized financial information, contained in Part III (Explanatory Statement) of this document.

11.	Financial advice

The Managing Directors and Supervisory Directors have received financial advice from BofA Securities and Goldman Sachs International in relation to the Transaction. In providing their financial advice to the Managing Directors and Supervisory Directors, BofA Securities and Goldman Sachs International have relied upon the Managing Directors and Supervisory Directors’ commercial assessment of the Transaction.

12.	Recommendation

In the opinion of the Management Board and Supervisory Board, the Transaction is in the best interests of Just Eat Takeaway.com, its stakeholders and its shareholders as a whole. Accordingly, the Management Board and Supervisory Board unanimously recommend Just Eat Takeaway.com Shareholders to vote in favor of all the Resolutions to be proposed at the Extraordinary General Meeting, as each member of the Management Board who holds Just Eat Takeaway.com Shares intends to do in respect of their own beneficial holdings representing an aggregate of 15,795,377 Just Eat Takeaway.com Shares, comprising approximately 10.6% of the Company’s issued share capital as at the Latest Practicable Date.

As noted above, Jitse Groen (CEO of Just Eat Takeaway.com) has also entered into the Voting and Support Agreement, pursuant to which, subject to and in accordance with the terms of the Voting and Support Agreement, he has committed to vote in favor of certain Resolutions in respect of his (indirect) holding of Just Eat Takeaway.com Shares (comprising approximately 10.3% of the Company’s total issued share capital as at the Latest Practicable Date).

PART IV
RISK FACTORS

Prior to voting on the Resolutions, Just Eat Takeaway.com Shareholders should carefully consider, together with all other information contained or incorporated by reference into this document, the specific risk factors described below.

The occurrence of any of the events or circumstances described in the risk factors described below, individually or together with other circumstances, could have a material adverse effect on the business, results of operations, financial condition and prospects of the Just Eat Takeaway.com Group, the Grubhub Group or, if the Transaction becomes effective, the Enlarged Group. In that event, the value of the Just Eat Takeaway.com Shares could decline and a Just Eat Takeaway.com Shareholder might lose part or all of its investment.

The risks described below are only those which relate to, or which will otherwise be impacted by, the Transaction. Note that the risk factors are set out in order of materiality within each section. While the Transaction remains subject to the fulfilment or waiver of the Conditions and there is no assurance that the Transaction will be completed, certain of the risk factors below have been drafted on the basis of the Enlarged Group as it will be in existence following the Transaction (unless expressly stated or the context otherwise requires).

All of the risk factors and events described below are contingencies that may or may not occur. The Just Eat Takeaway.com Group, the Grubhub Group or the Enlarged Group may face a number of these risks simultaneously, and one or more risks described below may be interdependent.

The Company considers these to be the known material risk factors relating to, or which will otherwise be impacted by, the Transaction for Just Eat Takeaway.com Shareholders to consider. These should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. There may be other risks of which the Managing Directors and Supervisory Directors are not aware or which they believe to be immaterial which may, in the future, be connected to the Transaction and have a material adverse effect on the business, financial condition, results of operations or future prospects of Just Eat Takeaway.com and/or, Grubhub and/or following Completion, the Enlarged Group. This document also contains forward-looking statements that involve risks and uncertainties, including those described under “Forward-Looking Statements” elsewhere in this document. The actual results of Just Eat Takeaway.com and/or Grubhub and/or, following Completion, the Enlarged Group could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below.

Just Eat Takeaway.com Shareholders should read and carefully review this document and the documents incorporated by reference into this document in their entirety, and should reach their own views before voting on the Resolutions. Furthermore, before voting on the Resolutions, Just Eat Takeaway.com Shareholders should consult their own stockbroker, bank manager, lawyer, auditor or other financial, legal and tax advisers.

1.	RISKS RELATING TO THE TRANSACTION

The implementation of the Transaction is subject to the satisfaction or waiver, where applicable, of a number of conditions

Implementation of the Transaction is subject to, among other things:

●
the approval of the Merger Agreement and the transactions contemplated thereby and the authorization of the Managing Directors to issue the New Just Eat Takeaway.com Shares by holders of a majority of the votes validly cast by holders of Just Eat Takeaway.com Shares;

●	the approval of the Merger Agreement by holders of a majority of the outstanding Grubhub Shares entitled to vote as of the Grubhub record date;

●	the approval for listing of the New Just Eat Takeaway.com ADSs on the NYSE or the NASDAQ (subject to official notice of issuance);

●
the approval for admission of New Just Eat Takeaway.com Shares to listing on the FCA’s Official List and to trading on the London Stock Exchange’s Main Market, and to listing and trading on Euronext Amsterdam, in each case to the extent any Just Eat Takeaway.com Shares are then listed on such exchange;

●	obtaining approval from CFIUS without the imposition of any terms, conditions or consequences that would reasonably be expected to result in a material adverse effect on the Enlarged Group;

●	the absence of any legal restraints that prevent, make illegal or prohibit Completion or the issuance of the merger consideration;

●
declaration by the SEC of the effectiveness of the registration statement on Form F-4, the registration statement on Form F-6 relating to New Just Eat Takeaway.com ADSs and the registration statement on Form 8-A relating to the registration under the Exchange Act of the New Just Eat Takeaway ADSs to be issued as the merger consideration (and the absence of any stop order suspending the effectiveness of such registration statements or any proceedings seeking such a stop order);

●
the filing of the Prospectus and this Circular with the AFM and FCA, in each case if then applicable, the approval of such Prospectus by the AFM and FCA and the publishing of this Circular and the Prospectus, in each case, in accordance with applicable rules and regulations;

●	accuracy of the representations and warranties made in the Merger Agreement by the other party, subject to certain exceptions based on a material adverse change standard; and

●	performance in all material respects by the other party of the obligations required to be performed by it at or prior to Completion.

There can be no guarantee that the Conditions will be met in a timely way or waived, as applicable, on terms acceptable to both Just Eat Takeaway.com and Grubhub, or at all, or can be met only after undue diversion of financial resources or management time and attention. If this were the case, the Transaction may be delayed (which would prolong the period of uncertainty for both Just Eat Takeaway.com and Grubhub, and may result in additional costs to their businesses), or may not become effective at all, which would result in none of the anticipated benefits of the Transaction materializing.  Each of these scenarios could have a material adverse effect on the business, results of operations, financial condition or prospects of Just Eat Takeaway.com and Grubhub and, if applicable, the Enlarged Group.

The Transaction subjects the Enlarged Group and its investors to potential significant risks as a result of the integration process and no assurance can be given that the integration process will deliver all or substantially all of the expected benefits

The Enlarged Group’s future prospects will, in part, be dependent upon its ability to integrate the Just Eat Takeaway.com Group and the Grubhub Group successfully and completely, without disruption to their respective existing businesses. Unanticipated events, liabilities, tax impacts or unknown pre-existing issues may arise or become apparent which could result in the costs of integration being higher than the realizable benefits, resulting in a material adverse effect on the business, results of operations, financial condition and/or prospects of the Enlarged Group and the value of Just Eat Takeaway.com Shares. No assurance can be given that the integration process will deliver all or substantially all of the expected benefits.

It is also possible that the process of integrating the existing businesses of the Just Eat Takeaway.com Group and the Grubhub Group takes longer or is more costly than anticipated, or could result in the disruption of the respective businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of the Enlarged Group to maintain relationships with restaurants, consumers and employees and to maintain quality standards.

The due diligence conducted by Just Eat Takeaway.com and Grubhub in connection with the Transaction may not have revealed all relevant considerations, liabilities or regulatory issues in relation to each other, including the existence of facts that may otherwise have impacted the determination of the consideration per Grubhub share or the formulation of a business strategy subsequent to the Transaction. In addition, information provided during the due diligence process may have been incomplete, inadequate or inaccurate.

The materialization of the risk described above could have a material adverse effect on the Enlarged Group’s businesses, results of operations, financial condition and prospects and the value of Just Eat Takeaway.com Shares.

Uncertainties associated with the Transaction may cause a loss of the Grubhub Group’s senior management personnel and other key employees, which could have an adverse effect on the results of operations, business and financial position of the Grubhub Group and, following Completion, the Enlarged Group

The Grubhub Group is dependent on the continued availability and service of senior management personnel. The Enlarged Group’s success in the U.S. after Completion will depend in part upon its ability to retain executive officers and other key senior management personnel and employees of the Grubhub Group. Employees of the Grubhub Group may experience uncertainty about their roles within the Enlarged Group following Completion. Such uncertainty may inhibit the Enlarged Group’s ability to retain those executive officers and other key senior management personnel and employees following Completion.

Accordingly, there can be no assurance that executive officers and other key senior management personnel and employees can be retained either prior to or following Completion to the same extent that the Grubhub Group has previously been able to attract and retain its employees, which could have an adverse effect on the results of operations, business and financial position of the Grubhub Group and, following Completion, the Enlarged Group.

The business relationships of the Just Eat Takeaway.com Group and the Grubhub Group, respectively, may be subject to disruption due to uncertainty associated with the Transaction, which could have an adverse effect on the results of operations, business and financial position of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group

Parties with which the Just Eat Takeaway.com Group or the Grubhub Group does business may experience uncertainty associated with the Transaction, including with respect to current or future business relationships with the Just Eat Takeaway.com Group, the Grubhub Group or the Enlarged Group. The business relationships of the Just Eat Takeaway.com Group and the Grubhub Group may be subject to disruption as restaurants and suppliers may attempt to negotiate changes in existing business relationships or consider entering into business relationships with other parties. These disruptions could have an adverse effect on the businesses, financial condition, results of operations or prospects of the Enlarged Group, including an adverse effect on the Enlarged Group’s ability to realize the anticipated benefits of the Transaction. The risk and adverse effect of such disruptions could be exacerbated by a delay in Completion or termination of the Merger Agreement. Additionally, certain contracts entered into by the Just Eat Takeaway.com Group and the Grubhub Group contain change in control, anti-assignment, or certain other provisions that may be triggered as a result of the Transaction. If the counterparties to these agreements do not consent to the Transaction, the counterparties may have the ability to exercise certain rights (including termination rights), resulting in the Just Eat Takeaway.com Group, the Grubhub Group or the Enlarged Group incurring liabilities as a consequence of breaching such agreements, or causing the Enlarged Group to lose the benefit of such agreements or incur costs in seeking replacement agreements.

The Merger Agreement subjects the Just Eat Takeaway.com Group and the Grubhub Group to restrictions on their respective business activities prior to Completion.  Furthermore, the Merger Agreement limits the ability of Just Eat Takeaway.com to pursue alternatives to the Transaction and may discourage other companies from trying to engage Just Eat Takeaway.com in any takeover proposal prior to Completion

The Merger Agreement subjects the Just Eat Takeaway.com Group and the Grubhub Group to restrictions on their respective business activities and obligates them to generally operate their businesses in the ordinary course prior to Completion.  These conduct of business restrictions could prevent the Just Eat Takeaway.com Group and the Grubhub Group from pursuing attractive business opportunities that arise prior to Completion and are outside the ordinary course of business, or otherwise have an adverse effect on the results of operations, business and financial position of the Just Eat Takeaway.com Group or the Grubhub Group and, consequently, of the Enlarged Group.

The Merger Agreement contains provisions that make it more difficult for Just Eat Takeaway.com to pursue alternatives to the Transaction and limit the ability of Just Eat Takeaway.com to terminate the Merger Agreement prior to Completion. These provisions include a general prohibition on Just Eat Takeaway.com from soliciting alternatives to the Transaction and, subject to certain exceptions, entering into discussions relating to an alternative to the Transaction. The Merger Agreement also contains provisions that make it more difficult for the Management Board or Supervisory Board to withhold, withdraw or qualify the recommendation that Just Eat Takeaway.com Shareholders approve the Merger Agreement.

Subject to certain rights of Grubhub to match the terms of proposed alternative transactions, the Management Board and Supervisory Board may withhold or withdraw the recommendation or terminate the Merger Agreement in order to accept a superior proposal only if the Management Board and Supervisory Board determine in good faith that the failure to withhold or withdraw the recommendations would be inconsistent with their fiduciary duties to Just Eat Takeaway.com Shareholders under applicable law.  In addition, upon approval of the Resolutions by the Just Eat Takeaway.com Shareholders, Just Eat Takeaway.com’s right to terminate the Merger Agreement in response to a superior proposal will be eliminated.

In certain cases, upon termination of the Merger Agreement following a withholding, withdrawal or qualification of the recommendation of the Management Board and Supervisory Board, Just Eat Takeaway.com will be required to pay to Grubhub a termination fee of $144 million.  If the Merger Agreement is terminated and Just Eat Takeaway.com determines to seek another business combination, Just Eat Takeaway.com may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the Transaction.

The Exchange Ratio is fixed and will not be adjusted in the event of any change in the market price of Just Eat Takeaway.com Shares or Grubhub Shares. Because the market price of Just Eat Takeaway.com Shares may fluctuate, the value of the merger consideration that Grubhub Stockholders will receive in the Transaction may be higher than expected

In the Transaction, each Grubhub Share will be converted into the right to receive 0.6710 New Just Eat Takeaway.com Shares, represented by such number of New Just Eat Takeaway.com ADSs (the “Exchange Ratio”). No fractional New Just Eat Takeaway.com ADSs will be issued in the Transaction, and Grubhub Stockholders will receive cash in lieu of fractional New Just Eat Takeaway.com ADSs.

Because the Exchange Ratio is fixed and will only be adjusted in certain limited circumstances (including reclassifications, stock splits or combinations, exchanges or readjustments of shares, or stock dividends, reorganization, recapitalization or similar transactions involving the Just Eat Takeaway.com Group or the Grubhub Group), the value of the merger consideration will depend on the market price of Just Eat Takeaway.com Shares at Completion. The Exchange Ratio will not be adjusted for changes in the market price of Just Eat Takeaway.com Shares or Grubhub Shares or in exchange rates between the date of signing the Merger Agreement and Completion. There will be a lapse of time between the date on which Just Eat Takeaway.com Shareholders vote on the Merger Agreement at the Extraordinary General Meeting and the date on which Grubhub Stockholders entitled to receive New Just Eat Takeaway.com ADSs actually receive such New Just Eat Takeaway.com ADSs. The value of the merger consideration has fluctuated since the date of the announcement of Just Eat Takeaway.com’s proposal to merge with Grubhub and will continue to fluctuate from the date of this Circular to the date the Transaction is completed and thereafter. The closing price of Just Eat Takeaway.com Shares as of 9 June 2020, the last trading day before the public announcement of Just Eat Takeaway.com’s proposal to merge with Grubhub, was €98.60 / £87.74, respectively, and the closing price per share has fluctuated as high as €100.55 / £91.22 and as low as €80.40 / £72.22, respectively, since that date and the Latest Practicable Date. The closing price per share of Grubhub Shares on the NYSE as of 9 June 2020 the last trading day before the public announcement of Just Eat Takeaway.com’s proposal to merge with Grubhub, was $57.92, and the closing price per share has fluctuated as high as $78.20 and as low as $59.05 since that date and the Latest Practicable Date. Accordingly, at the time of the Extraordinary General Meeting, the value of the merger consideration will not be known and may, at Completion, be higher than expected. Stock price changes may result from a variety of factors, including, among others, general market and economic conditions, changes in the Just Eat Takeaway.com Group and the Grubhub Group’s respective operations, prospects, cash flows and financial position, foreign exchange fluctuations, any potential shareholder litigation related to the Transaction, market assessments of the likelihood that the Transaction will be completed, the timing of the Transaction, regulatory considerations and the anticipated dilution to holders of Just Eat Takeaway.com Shares as a result of the issuance of the merger consideration.

Failure to complete the Transaction could negatively impact Just Eat Takeaway.com’s share price and have an adverse effect on its results of operations, business and financial position

If the Transaction is not completed for any reason, including as a result of Just Eat Takeaway.com Shareholders or Grubhub Stockholders failing to approve the applicable proposals, the ongoing business of the Just Eat Takeaway.com Group may be adversely affected and, without realizing any of the benefits of having completed the Transaction, the Just Eat Takeaway.com Group would be subject to a number of risks, including the following:

●	Just Eat Takeaway.com may experience negative reactions from the financial markets, including negative impacts on the market price of its securities;

●	Just Eat Takeaway.com may experience negative reactions from consumers, restaurant partners and employees of the Just Eat Takeaway.com Group;

●	Just Eat Takeaway.com will be required to pay its costs relating to the Transaction, whether or not Completion occurs;

●	Just Eat Takeaway.com may be required to pay to Grubhub a cash termination fee of $144 million as prescribed by the Merger Agreement;

●
the Merger Agreement places certain restrictions on the conduct of the business of the Just Eat Takeaway.com Group prior to Completion, which may have prevented the Just Eat Takeaway.com Group from making certain acquisitions, taking certain other specified actions or otherwise pursuing business opportunities between the signing of the Merger Agreement and the abandonment of the Transaction;

●
matters relating to Merger preparation (including integration planning) require substantial commitments of time and resources by Just Eat Takeaway.com management, which may result in the distraction of Just Eat Takeaway.com’s management from ongoing business operations between the signing of the Merger Agreement and the abandonment of the Transaction; and

●
Just Eat Takeaway.com may be subject to litigation related to any failure to complete the Transaction or related to any enforcement proceeding commenced against Just Eat Takeaway.com to perform its obligations under the Merger Agreement.

If the Transaction is not completed, the risks described above may materialize and it may have an adverse effect on the Just Eat Takeaway.com Group’s results of operations, business, financial position and stock price.

The Just Eat Takeaway.com Group and the Grubhub Group will incur significant transaction-related costs in connection with the Transaction

The Just Eat Takeaway.com Group and the Grubhub Group expect to incur significant costs associated with the Transaction and combining the operations of the two businesses. The significant costs associated with the Transaction include, among others, fees and expenses of financial advisors and other advisors and representatives, retention, severance and change in control costs relating to employees of the Grubhub Group, costs of defending any potential shareholder litigation related to the Transaction, filing fees due in connection with filings required under the HSR Act and the joint voluntary notice filed with CFIUS, and filing fees and printing and mailing costs for this Circular, the Prospectus and the proxy statement/prospectus. Some of these costs have already been incurred or may be incurred regardless of whether the Transaction is completed, including a portion of the fees and expenses of financial advisors and other advisors and representatives and filing fees under the HSR Act and CFIUS and those related to this Circular. The Just Eat Takeaway.com Group also will incur fees and costs related to formulating and implementing integration plans with respect to the two companies, including systems integration costs. Just Eat Takeaway.com continues to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the Transaction and the integration of the two companies’ businesses. The expected net benefits associated with these costs may not be achieved in the near term, or at all.

2.	RISKS RELATING TO THE ENLARGED GROUP AS A RESULT OF THE TRANSACTION

Completion will result in Just Eat Takeaway.com becoming subject to U.S. regulations which are different from the regulations to which Just Eat Takeaway.com is currently subject. Current and future U.S. regulations could have an adverse effect on the results of operations, business and financial position of the Just Eat Takeaway.com Group following the Transaction

Following the Transaction, as a result of the registration of New Just Eat Takeaway.com Shares with the SEC, Just Eat Takeaway.com will be subject to U.S. securities laws and other U.S. laws and regulations, including the U.S. Foreign Corrupt Practices Act of 1977, referred to as the FCPA, with respect to the Just Eat Takeaway.com Group’s worldwide activities and the Sarbanes-Oxley Act of 2002 as a foreign private issuer. These regulations are different from the regulations to which the Just Eat Takeaway.com Group is currently subject and therefore pose an increased compliance burden on the Just Eat Takeaway.com Group. While the Just Eat Takeaway.com Group continuously seeks to improve its systems of internal controls and to remedy any weaknesses identified, there can be no assurance that the policies and procedures will be followed at all times or effectively detect and prevent violations of applicable laws.

Following Completion, the Just Eat Takeaway.com Group’s exposure to the impact of a wide variety of U.S. federal, state and local laws (including tax laws) would increase (by virtue of Just Eat Takeaway.com’s beneficial ownership of 100% of Grubhub’s equity). Any such existing or future additional or changed regulations will pose an increased compliance burden for the Just Eat Takeaway.com Group and, particularly where supplemented by new regulations, this could lead to higher costs and greater complexity, and potential reputational damage, regulatory sanctions or fines in connection with inadvertent breach. The enactment of unduly onerous and restrictive regulation may also adversely affect Just Eat Takeaway.com’s share price and could have a material adverse effect on the results of operations, business and financial position of the Just Eat Takeaway.com Group.

The Transaction will expose the Just Eat Takeaway.com Group to USD foreign exchange risk

At present, the majority of the Just Eat Takeaway.com Group’s revenue is denominated in euro and pounds sterling, with the remainder denominated in the local currencies of the other countries in which the Just Eat Takeaway.com Group operates.  In circumstances where the revenue and expenses of its operations are not denominated in euro, Just Eat Takeaway.com Group’s operations are subject to foreign exchange risk due to related gains and losses from the conversion into euro.

As a result of the Transaction, a substantial portion of the Enlarged Group’s revenue and expenses will be denominated in USD.  The Enlarged Group will present its consolidated financial statements in euro.  Consequently, the Enlarged Group’s financial results in any given period may be materially affected by the translation of its U.S. operations functional currency from USD to euro, the presentation currency of the Enlarged Group’s consolidated financial statements.

Completion of the Transaction will broaden the Just Eat Takeaway.com Group’s exposure to the U.S. market generally, including the challenge to the status of delivery drivers as independent contractors, rather than employees, in the U.S. and the impact of the COVID-19 pandemic in the U.S.

Government regulation of the “gig economy” (a labor market characterized by the prevalence of short-term missions or freelance work as opposed to permanent jobs) has evolved considerably over the past few years and continues to do so.  The Just Eat Takeaway.com Group, in certain of the historical Just Eat markets (the UK, Canada, Ireland, Italy and Australia), has adopted an independent contractor model where it engages independent contractors directly as delivery drivers, such that its delivery drivers are not employees of the Just Eat Takeaway.com Group. Owing to uncertainties in the interpretation of regulation, as well as constant legislation evolution, this sector has been subject to scrutiny and, in some cases, law suits, including putative class actions, with workers claiming they should have been treated as employees rather than contractors have been filed. As a result of the fact that the landscape of regulation in this area is evolving, if legislation or interpretations of existing legislation governing the reclassification of independent contractors were to change, the Just Eat Takeaway.com Group’s current practices may be subject to challenge.

The status of food delivery drivers as independent contractors, rather than employees, has also been challenged in the U.S. courts in recent years and will likely continue to be challenged.  The Grubhub Group is involved or may become involved, in legal proceedings and investigations that claim that members of the delivery network whom it also treats as independent contractors for all purposes, including employment tax and employee benefits, should instead be treated as employees. In addition, there can be no assurance that U.S. legislative, judicial or regulatory (including tax) authorities will not introduce proposals or assert interpretations of existing rules and regulations that would mandate that the Grubhub Group (as part of the Enlarged Group) changes the classification of its drivers to employees.  For example, on 1 January 2020, State Assembly Bill 5 (“AB5”) came into effect, which codifies a test to determine whether a worker is an employee or independent contractor under California law.  In the event of a reclassification of members of the Grubhub Group’s independent contractor driver network as employees, the Enlarged Group could be exposed to various liabilities and additional costs. These liabilities and costs could have an adverse effect on the business and results of operations of the Enlarged Group and/or make it cost prohibitive to deliver orders using the driver network, particularly in geographic areas in the U.S. where the Enlarged Group does not have significant volume. These liabilities and additional costs could include exposure (for prior and future periods) under U.S. federal, state and local tax laws, and workers’ compensation, unemployment benefits, labor, and employment laws, as well as potential liability for penalties and interest.

The potential adverse effect of the COVID-19 pandemic on the financial results of the Just Eat Takeaway.com Group may be increased as a result of the Transaction, which will expose the Just Eat Takeaway.com Group to the impact of the COVID-19 pandemic in the U.S.   There can be no certainty as to how quickly, and to what extent, the U.S. economy will recover from the impact of the COVID 19 pandemic.  As at the Latest Practicable Date, the U.S. has reported the highest death toll from COVID 19 globally and is continuing to report high daily numbers of new cases relative to other countries.  The COVID-19 pandemic could significantly and adversely impact the Enlarged Group’s industry in the short and long term, potentially resulting in significant changes to restaurant inventory, diner behavior or cost of providing delivery services.  In response to COVID-19, several U.S. jurisdictions have also implemented, or are considering implementing, fee caps, fee disclosures and similar measures that could negatively impact the Enlarged Group’s cost of doing business.  The Transaction may therefore exacerbate the potential adverse effect of the COVID-19 pandemic on the results of operations, business and financial condition of the Enlarged Group.

PART V
KEY TRANSACTION DOCUMENTS

1.	MERGER AGREEMENT

The following summarizes the material provisions of the Merger Agreement. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to Just Eat Takeaway.com Shareholders. The rights and obligations of Just Eat Takeaway.com and Grubhub are governed by the express terms and conditions of the Merger Agreement and not by this summary or any other information contained in this Circular.

This summary has been included to provide Just Eat Takeaway.com Shareholders with information regarding the terms of the Merger Agreement and is not intended to provide any other factual information about Just Eat Takeaway.com, Grubhub or any of their respective subsidiaries or affiliates. The Merger Agreement contains representations and warranties and covenants by each of Just Eat Takeaway.com, Merger Sub I, Merger Sub II and Grubhub, which are summarized below. These representations and warranties have been made as of certain dates for the purposes of the contract between the parties and are solely for the benefit of the other parties to the Merger Agreement and:

●	were not intended as statements of fact, but rather as a way of allocating the risk between the parties to the Merger Agreement if those statements prove to be inaccurate;

●
have been qualified in some cases by certain confidential disclosures that were made by each party in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement; and

●	may apply standards of materiality in a way that is different from what may be viewed as material by Just Eat Takeaway.com Shareholders.

Terms of the Transaction

The initial merger

The Merger Agreement provides that, on the terms and subject to the conditions in the Merger Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), (i) Merger Sub I will merge with and into Grubhub and the separate corporate existence of Merger Sub I will thereupon cease (the “initial merger”), (ii) Grubhub will continue as the surviving company in the initial merger (the “initial surviving company”) and (iii) the initial merger will have the effects set forth in the Merger Agreement, the certificate of merger of the initial merger and the DGCL. As a result of the initial merger, the initial surviving company will become a wholly owned subsidiary of Just Eat Takeaway.com.

The subsequent merger

The Merger Agreement provides that, on the terms and subject to the conditions in the Merger Agreement, and in accordance with the DGCL, immediately following the initial merger, (i) the initial surviving company will merge with and into Merger Sub II and the separate corporate existence of the initial surviving company will thereupon cease (the “subsequent merger” and, together with the initial merger, the “mergers”), (ii) Merger Sub II will continue as the surviving company in the subsequent merger (the “final surviving company”) and (iii) the subsequent merger will have the effects set forth in the Merger Agreement, the certificate of merger of the subsequent merger and the DGCL. As a result of the subsequent merger, the final surviving company will become a wholly owned subsidiary of Just Eat Takeaway.com.

Completion of the mergers

Unless Just Eat Takeaway.com and Grubhub agree otherwise in writing, Completion will take place on the third business day following the satisfaction or waiver (to the extent permitted by applicable law) of all Conditions set forth in the Merger Agreement (other than those Conditions that by their nature are to be satisfied at Completion, but subject to the satisfaction or waiver of those Conditions at such time).

The mergers

The initial merger

The initial merger will be effective upon the filing of the certificate of merger for the initial merger with the Secretary of State of the State of Delaware, or at such other time as Just Eat Takeaway.com and Grubhub may agree and specify in such certificate of merger (the “first effective time”). Upon the completion of the initial merger, in addition to the other effects specified in the DGCL, including, without limiting the generality of the foregoing, all the properties, rights, privileges, powers and franchises of Grubhub and Merger Sub I shall vest in the initial surviving company, and all debts, liabilities and duties of Grubhub and Merger Sub I shall become the debts, liabilities and duties of the initial surviving company.

The subsequent merger

The subsequent merger will be effective upon the filing of the certificate of merger for the subsequent merger with the Secretary of State of the State of Delaware, or at such other time as Just Eat Takeaway.com and Grubhub may agree and specify in such certificate of merger.  Upon the completion of the subsequent merger, in addition to the other effects specified in the DGCL, including, without limiting the generality of the foregoing, all the properties, rights, privileges, powers and franchise of the initial surviving company and Merger Sub II shall vest in the final surviving company, and all debts, liabilities and duties of initial surviving company and Merger Sub II shall become the debts, liabilities and duties of the final surviving company.

Effect of the mergers and merger consideration

At the effective time of the initial merger:

●	each issued and outstanding share of capital stock of Merger Sub I will be converted into and become one validly issued, fully paid and non-assessable share of Grubhub;

●
each share of Grubhub common stock held in treasury or owned by Just Eat Takeaway.com or any of its subsidiaries (including Merger Sub I and Merger Sub II) will be cancelled, retired and cease to exist, and no merger consideration will be delivered in exchange therefor; and

●
each issued and outstanding share of Grubhub common stock will cease to be outstanding, be cancelled and cease to exist and will automatically be converted into one share of common stock, par value $0.0001 per share, of the initial surviving company, and each such share of the initial surviving company will immediately thereafter be automatically exchanged for the right to receive (1) 0.6710 (referred to as the “exchange ratio”) New Just Eat Takeaway.com ADSs (referred to as the “merger consideration”), plus (2) cash in lieu of fractional New Just Eat Takeaway.com ADSs (see “Fractional ADSs” below), plus (3) any dividends or other distributions to which such holder is entitled pursuant to the Merger Agreement, and otherwise subject to adjustments to prevent dilution in accordance with the Merger Agreement.

At the effective time of the subsequent merger, each share of common stock of the initial surviving company issued and outstanding immediately prior to the effective time of the subsequent merger will be cancelled and shall cease to exist and no consideration will be paid or payable in respect thereof.

Fractional ADSs

Grubhub Stockholders will not receive any fractional New Just Eat Takeaway.com ADSs in the mergers. Instead of fractional New Just Eat Takeaway.com ADSs, each Grubhub Stockholder who would otherwise be entitled to receive a fractional New Just Eat Takeaway.com ADS will be entitled, under the terms of the Merger Agreement, to receive a cash payment (rounded to the nearest cent, without interest and subject to any withholding tax) equal to the product obtained by multiplying (1) the fractional New Just Eat Takeaway.com ADS interest to which such Grubhub Stockholder would otherwise be entitled (rounded to three decimal places after converting each share of Grubhub common stock to 0.6710 New Just Eat Takeaway.com ADSs and after aggregating all fractional New Just Eat Takeaway.com ADS interests that would otherwise be received by such Grubhub Stockholder) by (2) an amount equal to the volume-weighted average price of Just Eat Takeaway.com Shares (as reported by Bloomberg) on the London Stock Exchange for the five trading days immediately prior to Completion.

Dividends or other distributions

Grubhub Stockholders will be entitled to receive all dividends or other distributions declared or made by Just Eat Takeaway.com after the effective time of the initial merger, with a record date after the effective time of the initial merger. However, no dividends or other distributions will be paid to the holder of any un-surrendered share of Grubhub common stock until the holder of such share surrenders such share. Following the surrender of such share, the holder of whole New Just Eat Takeaway.com ADSs issued in exchange will be paid without interest (subject to any applicable law or withholding tax), (1) promptly, the amount of any dividends or other distributions with a record date after the effective time of the initial merger and paid with respect to such whole New Just Eat Takeaway.com ADS and (2) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the effective time of the initial merger but prior to surrender and a payment date occurring after surrender, payable with respect to such whole New Just Eat Takeaway.com ADS.

Representations and warranties

In the Merger Agreement, Grubhub has made representations and warranties regarding, among other topics:

●	organization, standing, corporate power, ownership of subsidiaries and organizational documents;

●	capital structure, including the number of shares of capital stock of Grubhub and equity-based awards outstanding;

●
Grubhub’s authority to execute and deliver and, subject to the Grubhub stockholder approval, perform its obligations under, and to complete the transactions contemplated by, the Merger Agreement, and the enforceability of the Merger Agreement against Grubhub;

●
absence of conflicts with, or violations of, organizational documents (subject to the Grubhub stockholder approval), applicable law and certain contracts as a result of Grubhub entering into the Merger Agreement, performing its obligations thereunder, completing the mergers and the other transactions contemplated thereby and compliance with the terms of the Merger Agreement;

●
the determination by the Grubhub board of directors that: (i) the Merger Agreement and transactions contemplated therein are fair and in the best interest of Grubhub and Grubhub Stockholders, (ii) it was advisable for Grubhub to enter into the Merger Agreement and consummate the transactions contemplated thereby, (iii) the Merger Agreement is adopted and the execution, delivery and performance of the Merger Agreement approved, (iv) the Grubhub board of directors recommends that the Grubhub Stockholders adopt the Merger Agreement and (v) the Merger Agreement be submitted to Grubhub Stockholders for adoption;

●	government consents and approvals required in connection with the transactions contemplated by the Merger Agreement;

●	SEC documents, financial statements, accounting practices, internal controls, disclosure controls, compliance with NYSE listing requirements and absence of undisclosed liabilities;

●
other than in connection with the transactions contemplated by the Merger Agreement and related matters, the conduct of Grubhub and its subsidiaries’ business in the ordinary course in all material respects since 31 December 2019 through the date of the Merger Agreement and, since 31 December 2019, Grubhub has not taken certain actions that during the period from the signing of the Merger Agreement until Completion would require Just Eat Takeaway.com’s approval under the Merger Agreement;

●	absence of a material adverse effect since 31 December 2019 through the date of the Merger Agreement;

●	absence of certain litigation or other actions pending or, to the knowledge of Grubhub, threatened against Grubhub or any of its subsidiaries;

●	compliance with applicable laws and permits, including sanctions and export control laws;

●	tax matters;

●	employee benefits and labor matters, including matters related to employee benefit plans, and compliance with the Employee Retirement Income Security Act of 1974, as amended;

●	environmental matters;

●	intellectual property matters;

●
inapplicability of “moratorium,” “control share acquisition” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination” or other similar anti-takeover statutes to the Merger Agreement, the mergers or the other transactions contemplated thereby;

●	owned and leased real property;

●	material contracts;

●	insurance matters;

●	receipt of an opinion from Evercore Group L.L.C, a financial advisor;

●	broker’s fees and expenses payable in connection with the mergers;

●	the required vote of the Grubhub Stockholders in favor of the adoption of the Merger Agreement (referred to as the “Grubhub stockholder approval”);

●	accuracy of information supplied or to be supplied in this Circular, the Form F-4 and the Prospectus;

●	compliance with anti-corruption laws; and

●	absence of related party transactions, other than employment-related contracts.

In the Merger Agreement, Just Eat Takeaway.com, Merger Sub I and Merger Sub II have made representations and warranties regarding, among other topics:

●	organization, standing, corporate power, ownership of subsidiaries and organizational documents;

●	capital structure, including the number of shares of capital stock of Just Eat Takeaway.com and equity-based awards outstanding;

●
authority to execute and deliver and perform their respective obligations under, and to complete the transactions contemplated by, the Merger Agreement, and the enforceability of the Merger Agreement against Just Eat Takeaway.com, Merger Sub I and Merger Sub II;

●
absence of conflicts with, or violations of, organizational documents, applicable law and certain contracts as a result of Just Eat Takeaway.com entering into the Merger Agreement, performing its obligations thereunder, completing the mergers and the other transactions contemplated thereby and compliance with the terms of the Merger Agreement;

●
determination by the Management Board and Supervisory Board that the Merger Agreement and transactions contemplated therein, including the issuance of New Just Eat Takeaway.com ADSs and the New Just Eat Takeaway.com Shares, are fair to and in the best interests of Just Eat Takeaway.com and its business enterprise and that it is advisable for Just Eat Takeaway.com to enter into the Merger Agreement, to adopt the Merger Agreement and approve the execution, delivery and performance by Just Eat Takeaway.com of the Merger Agreement and the transactions contemplated thereby and the recommendation that the Just Eat Takeaway.com Shareholders vote in favor of (1) the resolution to pursue the transaction under Section 2:107a of the Dutch Civil Code, (2) the resolution to delegate authority to the Management Board to issue the New Just Eat Takeaway.com Shares, (3) the terms of the Merger Agreement (the matters in (1)-(3) are referred to as the “transaction proposals”), (4) the appointment of the Grubhub Management Board nominee to the Management Board and the Grubhub Supervisory Board nominees to the Supervisory Board (“Grubhub Management Board nominee” and “Grubhub Supervisory Board nominee” being defined in the paragraph below entitled “Supervisory Board and Management Board following the mergers” and such nominations being referred to collectively hereafter as the “board nominations”) and (5) the delegation of authority to exclude or limit pre-emptive rights in relation to the issuance of the New Just Eat Takeaway.com Shares (the matter in (5) is referred to as the “preemptive rights authorization”);

●	government consents and approvals required in connection with the transactions contemplated by the Merger Agreement;

●
public reports and other documents in compliance with the Listing Rules, FCA rules and regulations, regulations, orders and decrees promulgated under Book 2 of the Dutch Civil Code and the Commercial Registers Act 2007, regulations, orders and decrees promulgated under the FMSA, regulations promulgated by the AFM and absence of undisclosed liabilities;

●
other than in connection with the transactions contemplated by the Merger Agreement, the conduct of Just Eat Takeaway.com and its subsidiaries’ business in the ordinary course in all material respects, since 31 December 2019 through the date of the Merger Agreement, and, since 31 December 2019, Just Eat Takeaway.com has not taken certain actions that during the period from the signing of the Merger Agreement until Completion would require Grubhub’s approval under the Merger Agreement;

●	absence of a material adverse effect since 31 December 2019 through the date of the Merger Agreement;

●	absence of certain litigation or other actions pending or, to the knowledge of Just Eat Takeaway.com, threatened against Just Eat Takeaway.com or any of its subsidiaries;

●	compliance with applicable laws and permits, including sanctions and export control laws;

●	tax matters;

●	employee benefits and labor matters, including matters related to employee benefit plans, and compliance with the Employee Retirement Income Security Act of 1974, as amended;

●	environmental matters;

●	intellectual property matters;

●
inapplicability of “moratorium,” “control share acquisition” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination” or other similar antitakeover statutes to the Merger Agreement, the mergers or the other transactions contemplated thereby;

●	material contracts;

●	broker’s fees and expenses payable in connection with the mergers;

●	ownership and operations of Merger Sub I and Merger Sub II;

●	absence of share ownership in Grubhub;

●	the required votes of the Just Eat Takeaway.com Shareholders in favor of the transaction proposals and the board nominations (referred to as the “Just Eat Takeaway.com shareholder approval”);

●	accuracy of information supplied or to be supplied in this Circular, the Form F-4, and the Prospectus;

●	compliance with anti-corruption laws; and

●	absence of related party contracts and transactions, other than employment-related contracts.

Certain of the representations and warranties in the Merger Agreement are subject to exceptions or qualifications, including, in certain cases, knowledge qualifications, which means that those representations and warranties would not be deemed untrue or incorrect as a result of matters of which certain officers or executives of the party making the representation did not have actual knowledge (after reasonable inquiry).

Material adverse effect

Certain of the representations and warranties in the Merger Agreement are also subject to materiality or material adverse effect qualifications (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or has had or would reasonably be expected to have a material adverse effect).

The Merger Agreement provides that a “material adverse effect” means, with respect to Just Eat Takeaway.com or Grubhub, as applicable, any change, event, circumstance, occurrence, effect, development or state of facts that, individually or in the aggregate with all other changes, events, circumstances, occurrences, effects, developments or states of fact, has had or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of such person and its subsidiaries, taken as a whole. However, no effect resulting from or arising out of or relating to any of the following matters will deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a material adverse effect:

●	any effect generally affecting any of the industries or markets in which such party operates;

●	changes in laws or changes in accounting requirements or principles (or changes in interpretation, implementation or enforcement thereof);

●
general economic regulatory or political conditions (or changes therein), including any government shutdown or slowdown, or conditions (or changes therein) in the financial, credit or securities markets (including changes in interest rates, currency exchange rates, monetary policy or fiscal policy), in any country or region in which such party or its subsidiaries conduct business;

●
any acts of God, natural disasters, terrorism, armed hostilities, sabotage, war, curfews, riots, demonstrations or public disorders or any escalation or worsening of acts of terrorism, armed hostilities, war, riots, demonstrations or public disorders;

●
any epidemic, pandemic or disease outbreak (including COVID-19), or any COVID-19 measures or any change in such COVID-19 measures or interpretations thereof.  “COVID-19 measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar law, directive, guidelines or recommendations promulgated by any industry group or any governmental authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the Coronavirus Aid, Relief and Economic Security Act, as signed into law by the President of the United States of America on 27 March 2020 and Families First Coronavirus Response Act, as signed into law by the President of the United States of America on 18 March 2020;

●
the announcement, pendency or performance of the Merger Agreement and transactions contemplated thereby, including the impact on any relationships with customers, suppliers, distributors, collaboration partners, employees or regulators;

●	the taking of any action expressly required by the Merger Agreement or taken at the written request of, or with the prior consent, of the other party;

●
changes in the market price or trading volume of such person’s securities, except that this clause in the Merger Agreement will not prevent or otherwise affect a determination that any change, event, circumstance, occurrence, effect, development or state of facts underlying such change to market prices or trading volumes has resulted in or contributed to a material adverse effect;

●
the failure of such person to meet any internal, analysts’ or other earnings estimates or financial projections or forecasts for any period, or any changes in credit ratings and any changes in any analysts recommendations or ratings, except that this clause in the Merger Agreement will not prevent or otherwise affect a determination that any change, event, circumstance, occurrence, effect, development or state of facts underlying such failure has resulted in or contributed to a material adverse effect; and

●
with respect to Grubhub only, any litigation or claim brought or threatened against any party or its directors, officers or employees relating to the transactions contemplated by the Merger Agreement and the Voting and Support Agreement.

The exceptions described in the first through fifth bullets (inclusive) will be taken into account in such a way that, in determining whether there has been, or would reasonably be expected to be, a material adverse effect, such effects will be considered to the extent (and solely to the extent) that such effects materially and disproportionately affected the a party and its subsidiaries, taken as a whole, relative to other participants in the industries in the same geographies in which such party and its subsidiaries operate.

Conduct of business

Each of Just Eat Takeaway.com and Grubhub has undertaken certain covenants in the Merger Agreement restricting the conduct of their respective businesses between the date of the Merger Agreement and Completion. In general, but subject to the exceptions described in the Merger Agreement, each of Just Eat Takeaway.com and Grubhub has agreed to use reasonable best efforts to (1) conduct its business in all material respects in the ordinary course of business and (2) preserve substantially intact its present lines of business and preserve existing relationships with key customers, key suppliers, key employees and other persons with whom such party or their respective subsidiaries have significant business relationships.

Grubhub has also agreed that, except as previously agreed with Just Eat Takeaway.com or otherwise expressly permitted or expressly contemplated by the Merger Agreement or required by applicable law or with the prior written consent of Just Eat Takeaway.com (such consent not to be unreasonably withheld, delayed or conditioned), from the date of the Merger Agreement to Completion, it will not, and it will not permit any of its subsidiaries to, do any of the following, subject to certain exceptions:

●
issue, deliver, sell, grant, pledge, dispose of or encumber any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to acquire or subscribe for any shares of its capital stock, or any rights, warrants or options to purchase any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, evidencing the right to acquire or subscribe for or having a value determined by reference to, any shares of its capital stock, except for (1) the issuance of shares of common stock required to be issued pursuant to the exercise of options or the vesting and settlement of restricted stock units, referred to as “RSUs”, and (2) transactions among Grubhub and its wholly owned subsidiaries not involving any Grubhub securities;

●
redeem, purchase or otherwise acquire any shares of its capital stock or other equity or voting interests, or any rights, warrants or options to acquire any shares of its capital stock or other equity or voting interests, except for (1) acquisitions by Grubhub of shares of Grubhub common stock in connection with withholding to satisfy tax obligations with respect to options or RSUs, (2) acquisitions by Grubhub of options or RSUs in connection with the forfeiture of such equity awards or (3) acquisitions by Grubhub of shares of Grubhub common stock in connection with the net exercise of options;

●
(1) establish a record date for, declare, authorize, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interests, other than dividends paid by any subsidiary of Grubhub to Grubhub or any wholly owned subsidiary of Grubhub that do not result in the payment of a material amount of tax or directly result in the loss of a material tax asset (excluding an adjustment to the tax basis in the equity of such subsidiary or similar tax asset), (2) adjust, split, combine, subdivide or reclassify any shares of its capital stock or other equity or voting interests or (3) enter into any agreement with respect to the voting of its equity interests;

●
incur any indebtedness except for (1) indebtedness not to exceed $10 million in the aggregate outstanding at any time, (2) indebtedness other than for borrowed money incurred in the ordinary course of business, (3) indebtedness under Grubhub’s revolving credit facility not to exceed the maximum amount of the commitments available thereunder as of the date of the Merger Agreement, (4) indebtedness incurred to replace, renew, extend, refinance or refund any existing indebtedness; provided that (a) the aggregate principal amount of such indebtedness does not exceed the aggregate principal amount of such existing indebtedness (plus the amount of any accrued or unpaid interest or fees related thereto), (b) such indebtedness is on prevailing market terms or terms substantially consistent with, or more beneficial to Grubhub and its subsidiaries than, such existing indebtedness and (c) the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby would not conflict with, or result in any violation of or default under, or give rise to a right of termination, cancellation or acceleration of such indebtedness (except to the extent provided in such existing indebtedness) or (5) indebtedness among Grubhub and any of its wholly owned subsidiaries or among any of such subsidiaries;

●
enter into or make any loans, capital contributions or advances to or investments in any person (other than Grubhub or any wholly owned subsidiary of Grubhub) except in the ordinary course of business;

●
sell, assign, pledge, lease (as lessor), license, mortgage, or otherwise subject to any lien (other than certain permitted liens) or otherwise dispose of any of its properties or assets (including intellectual property) that are material to Grubhub and its subsidiaries taken as a whole, except (1) sales of products or services and licenses of intellectual property in the ordinary course of business, (2) dispositions of inventory, equipment or other assets that are not material to the business of Grubhub or any of its subsidiaries or are no longer used or useful in the conduct of the business of Grubhub or any of its subsidiaries or (3) transfers, sales, licenses or other transactions among Grubhub and its wholly owned subsidiaries that do not result in the payment of a material amount of tax or directly result in the loss of a material tax asset (excluding an adjustment to the tax basis in the equity of such subsidiary or similar tax asset);

●	make or authorize capital expenditures except in the ordinary course of business;

●
make any acquisition of the capital stock or assets or division of any other person for consideration in excess of $10 million in any transaction or $30 million in all such acquisitions or enter into or acquire any interest in any joint venture or similar agreement;

●
except as required to comply with any contract or benefit plan of Grubhub or its subsidiaries in effect on the date of the Merger Agreement or to be implemented in accordance with provisions of the Merger Agreement, as contemplated by the terms of the Merger Agreement or, solely in respect of clauses (1) and (2) hereinafter, in the ordinary course of business with respect to individuals whose annualized base compensation is less than $150,000, (1) increase the compensation or benefits of, or grant any awards under any bonus incentive, performance or other compensation arrangements to, any current or former director, officer, employee or other individual service provider of Grubhub or its subsidiaries, (2) terminate or hire any director, officer, employee or other individual service provider of Grubhub or its subsidiaries, other than terminations for “cause” (as reasonably determined by Grubhub in accordance with past practices), (3) establish, adopt, terminate or amend any material benefit plan of Grubhub or its subsidiaries or any collective bargaining agreement or other labor contract of Grubhub or its subsidiaries, (4) take any action to accelerate the vesting or payment of compensation or benefits under any Grubhub benefit plan or (5) grant any severance, retention, change in control or termination compensation or benefits or increase such compensation or benefits;

●
make or change any material tax election, file any material amended tax return, settle or compromise any audit or proceeding relating to taxes that involves a material amount of taxes, or enter into any “closing agreement” within the meaning of Section 7121 of the Internal Revenue Code of 1986 (or any similar provision of state, local, or non-U.S. law) with respect to any material tax;

●
make any material change to its accounting methods, principles or practices, except as required by changes in GAAP or applicable laws and regulations or applicable authorities or in connection with the preparation of this Circular or the Prospectus or any amendments or supplements thereto;

●	amend the Grubhub organizational documents or organizational documents of any Grubhub subsidiary;

●	adopt a plan or agreement of complete or partial liquidation, dissolution, reorganization or reincorporation in another jurisdiction;

●	except for actions taken in the ordinary course of business, enter into, modify, amend, waive, fail to enforce (in each case in any material respect), assign or terminate any material contract;

●	enter into, modify or amend any related party transaction that would be required to be disclosed in Grubhub’s Form 10-K or in a Grubhub proxy statement pertaining to an annual meeting of shareholders;

●
except as permitted by the Merger Agreement with respect to litigation related to the mergers, waive, release, assign, settle or compromise any claim or action, other than waivers, releases, assignments, settlements or compromises that do not create obligations of Grubhub or any of its subsidiaries other than the payment of monetary damages (1) equal to or lesser than the amounts reserved with respect thereto on Grubhub’s consolidated balance sheet as of 31 March 2020 or (2) not in excess of $25 million in the aggregate; or

●	agree in writing to take any of the foregoing actions or fail to take any action that would result in the foregoing.

Just Eat Takeaway.com has also agreed that, except as previously agreed with Grubhub or otherwise expressly permitted or expressly contemplated by the Merger Agreement or required by applicable law or with the prior written consent of Grubhub (such consent not to be unreasonably withheld, delayed or conditioned), from the date of the Merger Agreement to Completion, it will not, and it will not permit any of its subsidiaries to, do any of the following, subject to certain exceptions:

●
issue, deliver, sell, grant, pledge, dispose of or encumber any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to acquire or subscribe for any shares of its capital stock, or any rights, warrants or options to purchase any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, evidencing the right to acquire or subscribe for or having a value determined by reference to, any shares of its capital stock, except for (1) the issuance of Just Eat Takeaway.com Shares required to be issued pursuant to the exercise of Just Eat Takeaway.com options or the vesting and settlement of other equity-based awards of Just Eat Takeaway.com, in each case outstanding on the date hereof or granted after the date hereof not in violation of the Merger Agreement, (2) the issuance of Just Eat Takeaway.com options and other equity-based awards of Just Eat Takeaway.com in the ordinary course of business, (3) transactions among Just Eat Takeaway.com and its wholly owned subsidiaries not involving any Just Eat Takeaway.com securities and (4) the issuance of Just Eat Takeaway.com Shares upon conversion of any of the Convertible Bonds in accordance with the terms thereof as in effect as of the date of the Merger Agreement;

●
redeem, purchase or otherwise acquire any shares of its capital stock or other equity or voting interests, or any rights, warrants or options to acquire any shares of its capital stock or other equity or voting interests, except for (1) acquisitions by Just Eat Takeaway.com of Just Eat Takeaway.com Shares in connection with withholding to satisfy tax obligations with respect to options, (2) acquisitions by Just Eat Takeaway.com of equity awards (including options) in connection with the forfeiture of such equity awards or (3) acquisitions by Just Eat Takeaway.com of Just Eat Takeaway.com Shares in connection with the net exercise of options;

●
(1) establish a record date for, declare, authorize, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interests, other than dividends paid by any subsidiary of Just Eat Takeaway.com to Just Eat Takeaway.com or any wholly owned subsidiary of Just Eat Takeaway.com that do not result in the payment of a material amount of tax or directly result in the loss of a material tax asset (excluding an adjustment to the tax basis in the equity of such subsidiary or similar tax asset), (2) adjust, split, combine, subdivide or reclassify any shares of its capital stock or other equity or voting interests or (3) enter into any agreement with respect to the voting of its equity interests;

●
incur any indebtedness except for (1) indebtedness other than for borrowed money incurred in the ordinary course of business, (2) indebtedness under Just Eat Takeaway.com’s revolving credit facility not to exceed the maximum amount of the commitments available thereunder as of the date of the Merger Agreement (including the amount of the uncommitted “accordion feature”, (3) indebtedness incurred to replace, renew, extend, refinance or refund any existing indebtedness of Just Eat Takeaway.com or any of its subsidiaries or of Grubhub or any of its subsidiaries; provided that (a) the aggregate principal amount of such indebtedness does not exceed the aggregate principal amount of such existing indebtedness (plus the amount of any accrued or unpaid interest or fees related thereto), (b) such indebtedness is on prevailing market terms or terms substantially consistent with, or more beneficial to Just Eat Takeaway.com and its subsidiaries than, such existing indebtedness and (c) the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby would not conflict with, or result in any violation of or default under, or give rise to a right of termination, cancellation or acceleration of such indebtedness (except to the extent provided in such existing indebtedness) (4) indebtedness incurred to fund any amounts payable in connection with, or as a result of, the transactions contemplated by the Merger Agreement, (5) indebtedness among Just Eat Takeaway.com and any of its wholly owned subsidiaries or among any of such subsidiaries or (6) other indebtedness not to exceed $300 million in the aggregate outstanding at any time;

●	make any acquisition of the capital stock or assets or division of any other person;

●
make any material change to its accounting methods, principles or practices, except as required by changes in IFRS or applicable laws and regulations or applicable authorities or in connection with the registration of Just Eat Takeaway.com Shares to be issued pursuant to the Merger Agreement;

●
amend the Just Eat Takeaway.com organizational documents or, except as would not reasonably be expected to have a material adverse effect on Just Eat Takeaway.com or prevent or materially delay or impair the ability of Just Eat Takeaway.com, Merger Sub I or Merger Sub II to complete the mergers, organizational documents of any Just Eat Takeaway.com subsidiary;

●
adopt a plan or agreement of complete or partial liquidation, dissolution, reorganization or reincorporation in another jurisdiction, other than transactions involving Just Eat Takeaway.com’s subsidiaries other than Merger Sub I or Merger Sub II if such transactions would not reasonably be expected to have a material adverse effect on Just Eat Takeaway.com or prevent or materially delay or impair the ability of Just Eat Takeaway.com, Merger Sub I or Merger Sub II to complete the mergers; or

●	agree in writing to take any of the foregoing actions or fail to take any action that would result in the foregoing.

In addition, each of Just Eat Takeaway.com and Grubhub has agreed to promptly advise the other of (1) the occurrence or non-occurrence of any event that would reasonably be expected to cause any condition to the obligations of any party to effect the mergers not to be satisfied or (2) the failure of any party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to the Merger Agreement which would reasonably be expected to result in any condition to the obligations of any party to effect the mergers not to be satisfied.

No solicitation of takeover or alternative proposals

Each of Grubhub and Just Eat Takeaway.com agreed to cease and to cause their respective subsidiaries and their respective officers, directors and employees and to use reasonable best efforts to cause their respective other representatives, including outside advisors, to cease all existing discussions, negotiations and communications with any person with respect to any takeover proposal (as defined below). Each of Grubhub and Just Eat Takeaway.com have agreed, except as otherwise provided in the Merger Agreement, not to, and not to authorize or permit any of its subsidiaries or any of its or their respective officers, directors, employees or representatives to, directly or indirectly:

●
initiate, seek, solicit or knowingly encourage (including by way of furnishing any non-public information), knowingly induce or knowingly facilitate or take any other action which would reasonably be expected to lead to the making, submission or announcement of any takeover proposal, with respect to such party;

●
engage or participate in negotiations or discussions with, or provide any non-public information or non-public data to, any person (other than the parties to the Merger Agreement and their respective officers, directors, employees or representatives) relating to any takeover proposal or grant any waiver or release under any standstill or other agreement (except that if the Grubhub board of directors or Just Eat Takeaway.com Boards, as applicable, determine in good faith (after consultation with outside counsel) that the failure to grant any waiver or release would be inconsistent with such party’s directors’ fiduciary duties under applicable law, such party may waive any such standstill provision in order to permit a third party to make a takeover proposal); or

●	resolve to take any of the actions described in the preceding two bullet points.

Additionally, Grubhub agreed to (1) within 24 hours of the date of the Merger Agreement, terminate all physical and electronic data room access previously granted to any third party and (2) within five business days of the date of the Merger Agreement, request the return or destruction of all confidential, non-public information provided to third parties that have entered into confidentiality agreements relating to a possible Grubhub takeover proposal with Grubhub or any of its subsidiaries.

Notwithstanding these restrictions, the Merger Agreement provides that at any time prior to obtaining each party’s shareholder or stockholder approvals, if such party receives a written takeover proposal from a third party, which was not initiated, sought, solicited or knowingly encouraged, induced or facilitated in material violation of the restrictions outlined above, and, with respect to the second and third bullets below, such party’s board or boards, as applicable, determines in good faith (after consultation with its outside counsel and financial advisor) that such takeover proposal constitutes or would reasonably be expected to lead to a “superior proposal” (as defined below), then such party may:

●
contact the person who has made such takeover proposal and its representatives in order to clarify the terms of such takeover proposal so that such party’s board or boards, as applicable, may inform itself about such takeover proposal;

●
furnish information concerning its business, properties or assets to the person who made such takeover proposal and its representatives pursuant to a confidentiality agreement that meets certain requirements set forth in the Merger Agreement (provided that all such information has previously been furnished to the other party to the Merger Agreement or is furnished to the other party prior to or substantially concurrently with the time it is furnished to such person); and

●	negotiate and participate in discussions and negotiations with the person who has made such takeover proposal and its representatives concerning such takeover proposal.

The Merger Agreement also requires each of Grubhub and Just Eat Takeaway.com to:

●
promptly (and in any case within one business day) provide the other party notice of (1) the receipt of any takeover proposal, including a copy of such takeover proposal, and (2) of any inquiries, proposals or offers received by, any requests for non-public information from, or any discussions or negotiations sought to be initiated or continued concerning a takeover proposal or that would reasonably be expected to lead to a takeover proposal, and disclose the identity of the other party (or parties) and the material terms of such inquiry, offer, proposal or request and, in the case of written materials, provide copies of any such substantive materials;

●
promptly (and in any case within one business day) make available to the other party copies of all substantive written materials provided by such party to the third party but not previously made available to the other party; and

●
keep the other party informed on a reasonably prompt basis (and, in any case, within one business day of any significant development) of the status and material details (including amendments and proposed amendments) of any such takeover proposal or other inquiry, offer, proposal or request.

A “takeover proposal” shall mean, with respect to each of Grubhub (a “Grubhub takeover proposal”) and Just Eat Takeaway.com (a “Just Eat Takeaway.com takeover proposal”), a proposal or offer from any person (other than the other party) providing for any:

●
merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving such party or any of its subsidiaries, pursuant to which any person (or the stockholders of such person) or group would own or control, directly or indirectly, 20% or more of the voting power of such party,

●
sale, lease, license, dissolution or other disposition, directly or indirectly, of assets of such party (including the equity interests of any of its subsidiaries) or any subsidiary of such party representing 20% or more of the consolidated assets, revenues or EBITDA of such party and its subsidiaries, taken as a whole, as of or for the fiscal year ending, as appropriate, 31 December 2019, or to which 20% or more of such party’s revenues, earnings or assets on a consolidated basis are attributable, taken as a whole, as of or for the fiscal year ending, as appropriate, 31 December 2019;

●	issuance or sale or other disposition of such party’s securities representing 20% or more of the voting power of such party;

●
tender offer, exchange offer or any other transaction or series of transactions in which any person (or the stockholders of such person) or group will acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of party’s securities representing 20% or more of the voting power of such party; or

●	any combination of the foregoing.

A “superior proposal” means, with respect to a party, any bona fide written takeover proposal (provided that for purposes of this definition references to 20% in the definition of “takeover proposal” shall be deemed to be references to 50%) which the Just Eat Takeaway.com Boards or Grubhub board of directors, as applicable, determine in good faith (after consultation with its outside counsel and financial advisor) to be (1) more favorable to such party’s stockholders from a financial point of view than the mergers and the other transactions contemplated by the Merger Agreement and (2) reasonably likely to be completed on the terms proposed, in each case, taking into account all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and the Merger Agreement and any changes to the terms of the Merger Agreement offered by the other party in response to such takeover proposal.

Recommendation of the Grubhub board of directors

Pursuant to the Merger Agreement, Grubhub has agreed, through the Grubhub board of directors, to recommend that Grubhub Stockholders adopt the Merger Agreement, referred to as the “Grubhub recommendation”, except as described below.

The Merger Agreement provides that, subject to the exceptions described below, neither the Grubhub board of directors nor any committee of the Grubhub board of directors will:

●
withhold or withdraw (or qualify or modify in any manner adverse to Just Eat Takeaway.com), or propose publicly to withhold or withdraw (or qualify or modify in any manner adverse to Just Eat Takeaway.com), the Grubhub recommendation;

●	adopt, approve, recommend or declare advisable, or propose publicly to adopt, approve, recommend or declare advisable, a Grubhub takeover proposal;

●	fail to include the Grubhub recommendation in the Form F-4;

●
if any Grubhub takeover proposal structured as a tender offer or exchange offer is commenced, fail to recommend against acceptance of such tender offer or exchange offer by Grubhub stockholders within ten business days of the commencement thereof (or any material modification thereto) pursuant to Rule 14d-2 promulgated under the Exchange Act;

●
fail to publicly reaffirm the Grubhub recommendation within ten business days after receiving a written request to do so from Just Eat Takeaway.com if any Grubhub takeover proposal or any material modification thereto shall have been publicly made, sent or given to Grubhub Stockholders (or, if sooner, prior to the special meeting); or

●	cause or permit Grubhub to enter into any agreement, letter of intent, memorandum of understanding, agreement in principle or other contract with respect to any Grubhub takeover proposal.

If, at any time prior to obtaining the Grubhub stockholder approval, the Grubhub board of directors (or any duly authorized committee thereof) receives a Grubhub takeover proposal that it determines in good faith (after consultation with its outside counsel and financial advisor) constitutes a superior proposal, the Grubhub board of directors (or any duly authorized committee thereof) may (1) take any of the actions outlined in the bullets above (any such action is referred to as a “Grubhub adverse recommendation change”) or (2) authorize Grubhub to terminate the Merger Agreement in order to enter into a definitive written agreement providing for a superior proposal (referred to as an “alternative acquisition agreement”), in the case of each of items (1) and (2), if (a) the Grubhub board of directors (or any duly authorized committee thereof) determines in good faith (after consultation with its outside counsel and financial advisor) that the failure to take such action would be inconsistent with Grubhub’s directors’ fiduciary duties under applicable law; (b) Grubhub has notified Just Eat Takeaway.com in writing that it intends to effect a Grubhub adverse recommendation change or terminate the Merger Agreement (which notice shall not constitute a Grubhub adverse recommendation change), including if applicable a copy of the proposed alternative acquisition agreement between Grubhub and the person making such superior proposal; (c) for a period of four business days following the delivery of such notice, Grubhub has made its representatives available to discuss and negotiate in good faith (in each case, to the extent Just Eat Takeaway.com desires to negotiate) with Just Eat Takeaway.com’s representatives any proposed modifications to the terms and conditions of the Merger Agreement so that such takeover proposal no longer constitutes a superior proposal or the failure to take such action would no longer be inconsistent with Grubhub’s directors’ fiduciary duties under applicable law (and any amendment to any material term or condition of any superior proposal shall require a new notice and a new negotiation period (except that such new negotiation period shall be for two business days)); and (d) no earlier than the end of such negotiation period, the Grubhub board of directors (or any duly authorized committee thereof) shall have determined in good faith (after consultation with its outside counsel and financial advisor), after considering the terms of any proposed amendment or modification to the Merger Agreement, that (x) such takeover proposal would still constitute a superior proposal and (y) the failure to take such action would still be inconsistent with Grubhub’s directors’ fiduciary duties under applicable law.

Other than in connection with a superior proposal, prior to obtaining the Grubhub stockholder approval, the Grubhub board of directors (or any duly authorized committee thereof) may effect a Grubhub adverse recommendation change, but only in response to an intervening event (as defined below) and only if (1) the Grubhub board of directors (or any duly authorized committee thereof) determines in good faith (after consultation with its outside counsel and financial advisor) that the failure to take such action would be inconsistent with Grubhub’s directors’ fiduciary duties under applicable law; (2) Grubhub has notified Just Eat Takeaway.com in writing that it intends to effect an adverse recommendation change due to the occurrence of an intervening event (which notice shall specify and describe such intervening event in reasonable detail and which notice shall not constitute a Grubhub adverse recommendation change); (3) for a period of four business days following the delivery of such notice, Grubhub has made its representatives available to discuss and negotiate in good faith (in each case to the extent Just Eat Takeaway.com desires to negotiate), with Just Eat Takeaway.com representatives any proposed modifications to the terms and conditions of the Merger Agreement so that the failure to take such action would no longer be inconsistent with Grubhub’s directors’ fiduciary duties under applicable law (and any material change to the facts and circumstances relating to an intervening event will require a new notice and a new negotiation period (except that such new negotiation period shall be for two business days)); and (4) no earlier than the end of the negotiation period, the Grubhub board of directors (or any duly authorized committee thereof) shall have determined in good faith (after consultation with its outside counsel and financial advisor), after considering the terms of any proposed amendment or modification to the Merger Agreement, that the failure to take such action would still be inconsistent with Grubhub’s directors’ fiduciary duties under applicable law.

An “intervening event” means, with respect to Grubhub or Just Eat Takeaway.com, a material event or circumstance with respect to the applicable party or any of their respective subsidiaries that was neither known nor reasonably foreseeable by such party’s board or boards, as applicable, as of the date of the Merger Agreement (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable by such board or boards, as applicable, as of the date of the Merger Agreement), which event or circumstance, or any consequence thereof, becomes known to such board or boards, as applicable, prior to obtaining such party’s shareholder or stockholder approval. However, the following shall not constitute an intervening event or be taken into account in determining whether an intervening event has occurred:

●	the receipt, existence or terms of any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to, a takeover proposal or any matter relating thereto;

●	any event or circumstance arising in connection with obtaining regulatory approvals;

●
any change in the market price, or change in trading volume, of the capital stock of any party (however the events or circumstances giving rise or contributing to such change may be deemed to constitute an intervening event or be taken into accounting in determining whether an intervening event has occurred); or

●
the fact that any party or any of their respective subsidiaries exceeds or fails to meet internal, analysts’ or other earnings estimates or financial projections or forecasts for any period, or any changes in credit ratings and any changes in any analysts’ recommendations or ratings with respect to Grubhub, Just Eat Takeaway.com or any of their respective subsidiaries (however, the events or circumstances giving rise or contributing thereto may be deemed to constitute an intervening event or be taken into accounting in determining whether an intervening event has occurred).

Recommendation of the Just Eat Takeaway.com Boards

Pursuant to the Merger Agreement, Just Eat Takeaway.com has agreed, through the Just Eat Takeaway.com Boards, to recommend that its shareholders approve the transaction proposals, the board nominations and the pre-emptive rights authorization, collectively referred to as the “Just Eat Takeaway.com recommendation”.

The Merger Agreement provides that, subject to the exceptions described below, neither the Just Eat Takeaway.com Boards nor any committee thereof will:

●
withhold or withdraw (or qualify or modify in any manner adverse to Grubhub), or propose publicly to withhold or withdraw (or qualify or modify in any manner adverse to Grubhub), the Just Eat Takeaway.com recommendation;

●	adopt, approve, recommend or declare advisable, or propose publicly to adopt, approve, recommend or declare advisable, a Just Eat Takeaway.com takeover proposal;

●	fail to include the Just Eat Takeaway.com recommendation in this Circular and any supplementary shareholder circular of the Company;

●
if any Just Eat Takeaway.com takeover proposal structured as a public offer (openbaar bod) is commenced, or if the intention to make such an offer is announced, fail to recommend against acceptance of such offer by Just Eat Takeaway.com Shareholders within ten business days of the commencement or announcement, as applicable, thereof (or any material modification thereto);

●
fail to publicly reaffirm the Just Eat Takeaway.com board recommendation within ten business days after receiving a written request to do so from Grubhub if any Just Eat Takeaway.com takeover proposal or any material modification thereto shall have been publicly made, sent or given to Just Eat Takeaway.com Shareholders (or, if sooner, prior to the extraordinary general meeting); or

●
cause or permit Just Eat Takeaway.com to enter into any agreement, letter of intent, memorandum of understanding, agreement in principle or other contract with respect to any Just Eat Takeaway.com takeover proposal.

If, at any time prior to obtaining the Just Eat Takeaway.com shareholder approval, the Just Eat Takeaway.com Boards (or any duly authorized committee thereof) receive a takeover proposal that they determine in good faith (after consultation with their outside counsel and financial advisor) constitutes a superior proposal, the Just Eat Takeaway.com Boards (or any duly authorized committee thereof) may (1) take any of the actions outlined in the bullets above (any such action is referred to as a “Just Eat Takeaway.com adverse recommendation change”) or (2) authorize Just Eat Takeaway.com to terminate the Merger Agreement in order to enter into a definitive written agreement providing for a superior proposal (referred to as an “alternative acquisition agreement”), in the case of each of items (1) and (2), if (a) the Just Eat Takeaway.com Boards (or any duly authorized committee thereof) determine in good faith (after consultation with their outside counsel and financial advisor) that the failure to take such action would be inconsistent with the Managing Directors’ and Supervisory Directors’ fiduciary duties under applicable law; (b) Just Eat Takeaway.com has notified Grubhub in writing that it intends to effect a Just Eat Takeaway.com adverse recommendation change or terminate the Merger Agreement (which notice shall not constitute a Just Eat Takeaway.com adverse recommendation change), including if applicable a copy of the proposed alternative acquisition agreement between Just Eat Takeaway.com and the person making such superior proposal; (c) for a period of four business days following the delivery of such notice, Just Eat Takeaway.com has made its representatives available to discuss and negotiate in good faith (in each case, to the extent Grubhub desires to negotiate) with Grubhub’s representatives any proposed modifications to the terms and conditions of the Merger Agreement so that such takeover proposal no longer constitutes a superior proposal or the failure to take such action would no longer be inconsistent with the Managing Directors’ and Supervisory Directors’ fiduciary duties under applicable law (and any amendment to any material term or condition of any superior proposal shall require a new notice and a new negotiation period (except that such new negotiation period shall be for two business days)); and (d) no earlier than the end of such negotiation period, the Just Eat Takeaway.com Boards (or any duly authorized committee thereof) shall have determined in good faith (after consultation with their outside counsel and financial advisor), after considering the terms of any proposed amendment or modification to the Merger Agreement, that (x) such takeover proposal would still constitute a superior proposal and (y) the failure to take such action would still be inconsistent with the Managing Directors’ and Supervisory Directors’ fiduciary duties under applicable law.

Other than in connection with a superior proposal, prior to obtaining the Just Eat Takeaway.com shareholder approval, the Just Eat Takeaway.com Boards (or any duly authorized committee thereof) may effect a Just Eat Takeaway.com adverse recommendation change, but only in response to an intervening event and only if (1) the Just Eat Takeaway.com Boards (or any duly authorized committee thereof) determine in good faith (after consultation with their outside counsel and financial advisor) that the failure to take such action would reasonably be expected to be inconsistent with the Managing Directors’ and Supervisory Directors’ fiduciary duties under applicable law; (2) Just Eat Takeaway.com has notified Grubhub in writing that it intends to effect an adverse recommendation change due to the occurrence of an intervening event (which notice shall specify and describe such intervening event in reasonable detail and which notice shall not constitute a Just Eat Takeaway.com adverse recommendation change); (3) for a period of four business days following the delivery of such notice, Just Eat Takeaway.com has made its representatives available to discuss and negotiate in good faith (in each case to the extent Grubhub desires to negotiate), with Grubhub representatives any proposed modifications to the terms and conditions of the Merger Agreement so that the failure to take such action would no longer be inconsistent with the Managing Directors’ and Supervisory Directors’ fiduciary duties under applicable law (and any material change to the facts and circumstances relating to an intervening event will require a new notice and a new negotiation period (except that such new negotiation period shall be for two business days)); and (4) no earlier than the end of the negotiation period, the Just Eat Takeaway.com Boards (or any duly authorized committee thereof) determine in good faith (after consultation with their outside counsel and financial advisor), after considering the terms of any proposed amendment or modification to the Merger Agreement, that the failure to take such action would still be inconsistent with the Managing Directors’ and Supervisory Directors’ fiduciary duties under applicable law.

Efforts to obtain required shareholder votes

Grubhub has agreed to hold the Grubhub Stockholder Meeting as promptly as reasonably practicable after the Form F-4 has been declared effective for the purpose of obtaining the Grubhub stockholder approval. Grubhub is required to use its reasonable best efforts to obtain the Grubhub stockholder approval, including by actively soliciting proxies, except to the extent that the Grubhub board of directors has changed its recommendation as permitted by the Merger Agreement or terminated the agreement in order to enter into an alternative acquisition agreement (as described in “Recommendation of the Grubhub board of directors”). The Grubhub board of directors has adopted resolutions approving the Merger Agreement and the transactions contemplated thereby and recommending that Grubhub Stockholders vote “FOR” the adoption of the Merger Agreement.

Just Eat Takeaway.com has also agreed to hold the Extraordinary General Meeting as promptly as reasonably practicable for the purpose of obtaining the Just Eat Takeaway.com shareholder approval. Just Eat Takeaway.com is required to use its reasonable best efforts to obtain Just Eat Takeaway.com Shareholders’ approval of the transaction proposals, the board nominations and the pre-emptive rights authorization, including actively engaging with and seeking the support of Just Eat Takeaway.com Shareholders, except to the extent that the Just Eat Takeaway.com Boards have changed their recommendation as permitted by the Merger Agreement or terminated the Merger Agreement in order to enter into an alternative acquisition agreement (as described in “Recommendation of the Just Eat Takeaway.com Boards”). The Management Board and Supervisory Board have approved resolutions approving and adopting the Merger Agreement and the transactions contemplated thereby and recommending that Just Eat Takeaway.com Shareholders approve the Merger Agreement, authorize the Management Board and Supervisory Board to issue the New Just Eat Takeaway.com Shares, approve the board nominations and approve the pre-emptive rights authorization.

Efforts to complete the mergers

Just Eat Takeaway.com and Grubhub have each agreed in the Merger Agreement to cooperate and use their respective reasonable best efforts to promptly:

●
take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to cause the conditions to complete the mergers to be satisfied as promptly as reasonably practicable and to consummate and make effective as promptly as reasonably practicable, the mergers and other transactions contemplated by the Merger Agreement, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents;

●
obtain all approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from any governmental authority or third party necessary, proper or advisable to consummate the mergers and the other transactions contemplated by the Merger Agreement;

●	execute and deliver any additional instruments necessary, proper or advisable to complete the transactions contemplated by the Merger Agreement; and

●
defend or contest in good faith any action brought by a third party that could otherwise prevent or impede, interfere with, hinder or delay in any material respect, the completion of the mergers and other transactions contemplated by the Merger Agreement.

Notwithstanding the foregoing, other than with respect to antitrust laws and approval by CFIUS, neither party is obligated to pay any material amount of consideration or make any material accommodation in favor of any third party (other than a governmental authority) from whom any such approval, consent or other authorization is sought, other than customary processing fees. Additionally, the foregoing efforts shall not apply with respect to filings, notices, approvals, consents or other confirmations relating to antitrust laws or CFIUS approval, which are described below.

In connection with the receipt of governmental consents related to antitrust or CFIUS approval, each party agreed to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to antitrust law or by CFIUS and to promptly take any and all steps necessary to avoid or eliminate each and every impediment and obtain all consent under any laws that may be required by any governmental authority with competent jurisdiction so as to enable the parties to consummate the transactions contemplated by the Merger Agreement as promptly as reasonably practicable and in any event prior to the end date (as described below in “Termination of the Merger Agreement”). Additionally, Just Eat Takeaway.com has agreed to promptly take all actions necessary to secure, as soon as practicable, the expiration or termination of any applicable waiting period under antitrust laws and obtain CFIUS approval, and all approvals or expiration of applicable waiting periods under any other applicable law. Just Eat Takeaway.com has also agreed to resolve any objections asserted with respect to the transactions contemplated by the Merger Agreement under any applicable law raised by any government authority that would prevent, prohibit, restrict or delay the consummation of the transactions contemplated by the Merger Agreement, including:

●	executing settlements, undertakings, consent decrees, stipulations or other agreements with any governmental authority or with any other person;

●	selling, divesting or otherwise conveying or holding separate particular assets or categories of assets or businesses of Just Eat Takeaway.com and its subsidiaries;

●
agreeing to sell, divest or otherwise convey or hold separate any particular assets or categories of assets or businesses of Grubhub and its subsidiaries contemporaneously with or subsequent to Completion;

●	permitting Grubhub to sell, divest or otherwise convey or hold separate any of the particular assets or categories of assets or businesses of Grubhub or any of its subsidiaries;

●	terminating existing relationships, contractual rights or obligations of Grubhub or Just Eat Takeaway.com or their respective subsidiaries;

●	terminating any joint venture or other arrangement of Grubhub or Just Eat Takeaway.com or their respective subsidiaries;

●	creating any relationship, contractual right or obligation of Grubhub or Just Eat Takeaway.com or their respective subsidiaries;

●	agreeing to change or modify any course of conduct, or otherwise limit freedom of action, regarding the operations or governance of Grubhub or Just Eat Takeaway.com or their respective subsidiaries;

●
effectuating any other change or restructuring of Grubhub or Just Eat Takeaway.com or their respective subsidiaries (and, in each case, entering into agreements or stipulating to the entry of any judgment by, or filing appropriate applications with, the Federal Trade Commission, the U.S. Department of Justice, CFIUS or any other governmental authority in connection with any of the foregoing and, in the case of actions by or with respect to Grubhub, by consenting to such action by Grubhub);

●
taking any actions or making any behavioral commitments that may limit or modify Grubhub’s, Just Eat Takeaway.com’s or their respective subsidiaries’ rights of ownership in, or ability to conduct the business of, or with respect to one or more of their respective operations, divisions, businesses, product lines, specific products, categories of products, customers, specific assets or categories of assets; and

●
defending through litigation any claim asserted in court or administrative or other tribunal by any person (including any governmental authority) in order to avoid entry of, or to have vacated or terminated any restraint that would prevent Completion prior to the end date.

Notwithstanding the foregoing, none of those obligations shall (1) require any party to the Merger Agreement to take, accept or agree to, (2) permit Grubhub or any of its subsidiaries, without the prior written consent of Just Eat Takeaway.com to take, accept or agree to or (3) require Just Eat Takeaway.com to consent to Grubhub or any of its subsidiaries taking, accepting or agreeing to, any restrictions if such restrictions, individually or in the aggregate with all other actions undertaken with respect to the regulatory matters contemplated above, would reasonably be expected to result in a material adverse effect on the business, operations, results of operations, assets, liabilities or condition (financial or otherwise) of Just Eat Takeaway.com and its subsidiaries (including for these purposes Grubhub and its subsidiaries), taken as a whole, following Completion.

Just Eat Takeaway.com will, after consulting with and considering in good faith the views of Grubhub, direct and control all matters in connection with respect to antitrust laws, CFIUS approval or any other applicable law raised by a governmental authority seeking a restraint on the transactions contemplated by the Merger Agreement.

Each party will use its reasonable best efforts to:

●
cooperate in all respects with the other party, including furnishing such necessary information and assistance as the other may reasonably request, in connection with any filing or submission with a governmental authority in connection with the transactions contemplated by the Merger Agreement and in connection with any investigation or other inquiry by or before a governmental authority relating to the transactions contemplated by the Merger Agreement, including any proceeding initiated by a private person;

●
give prompt notice to the other party of and, if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any communication received from a governmental authority or any private person whose consent is or may be required in connection with the transactions contemplated by the Merger Agreement (or who alleges as much) in connection with the transactions contemplated by the Merger Agreement;

●
prior to submitting certain materials to a governmental authority or private person whose consent is or may be required in connection with the transactions contemplated by the Merger Agreement (or who alleges as much) in connection with the transactions contemplated by the Merger Agreement, allow the other party to review and discuss such materials in advance of submission, and consider in good faith the comments of the other party in connection with, any such materials;

●	keep one another reasonably informed as to the status of and the processes and proceedings relating to obtaining such consents and approvals; and

●
not independently participate in any substantive meeting, hearing, proceeding or discussions with or before a governmental authority in connection with the transactions contemplated by the Merger Agreement, without giving the other party or their counsel reasonable prior notice, and if permitted by such governmental authority, the opportunity to attend or participate.

Indemnification and insurance

Under the terms of the Merger Agreement, Just Eat Takeaway.com has agreed to cause the initial surviving company and the final surviving company to, from and after the first effective time until the sixth anniversary of the first effective time, indemnify, defend and hold harmless, each current and former director, officer and employee of Grubhub and any subsidiary of Grubhub and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of Grubhub or any of its subsidiaries, each referred to as an “indemnified party”, against all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any actual or threatened claim, suit, action, inquiry, proceeding or investigation (whether civil, criminal, administrative or investigative) arising out of, relating to or in connection with any action or omission relating to indemnified party’s position with Grubhub or Grubhub’s subsidiaries with respect to any matters existing or occurring at or prior to the effective time of the initial merger to the fullest extent permitted by applicable law and Grubhub’s articles of incorporation and bylaws as of the date of the Merger Agreement (referred to as “Grubhub’s organizational documents”) and to assume all obligations of Grubhub and its subsidiaries to the indemnified parties in respect of limitation of liability, exculpation, indemnification and advancement of expenses as provided in the Grubhub’s organizational documents and any applicable indemnification agreements.

For a period of six years following the effective time of the initial merger, Just Eat Takeaway.com will cause to be maintained in effect at least the same coverage provided by the policies of a directors and officers liability insurance and fiduciary liability insurance in effect as of the date of the Merger Agreement maintained by Grubhub and its subsidiaries with respect to matters arising on or before the effective time of the initial merger either through Grubhub’s existing insurance provider or another provider. However, Just Eat Takeaway.com is not required to pay annual premiums in excess of 300% of the last annual premium paid by Grubhub, but Just Eat Takeaway.com must purchase as much coverage as reasonably practical for such maximum premium. Alternatively and in lieu of the foregoing, Grubhub may at any time purchase “tail” insurance coverage, at a cost no greater than the aggregate amount Just Eat Takeaway.com would be required to spend under the Merger Agreement, that provides coverage no materially less favorable than the coverage described in the preceding sentences of this paragraph.

Employee benefit matters

The Merger Agreement requires that, until the later of (i) the one year anniversary of the first effective time and (ii) 31 December 2021, referred to as the “continuation period”, Just Eat Takeaway.com will generally provide each employee of Grubhub and its subsidiaries with:

●	annual base salary or base wages that are no less favorable than those provided to such employee immediately before the first effective time;

●	cash and equity incentive compensation opportunities that are no less favorable than what was provided to such employee immediately before the first effective time;

●
employee benefits that are comparable in the aggregate to those provided to such employee immediately before the first effective time (excluding defined benefit pension, post-employment health and welfare benefits, equity-based compensation and change of control, retention or other one-off awards); and

●
Just Eat Takeaway.com will provide each continuing employee whose employment terminates during the continuation period with severance pay and benefits at levels equal to the greater of those provided under (x) Grubhub severance policies, including those described in “Security Ownership of Certain Beneficial Owners and Management” and (y) Just Eat Takeaway.com’s severance policies that are applicable to similarly situated employees of Just Eat Takeaway.com.

Just Eat Takeaway.com will credit, for all purposes other than defined benefit pension accrual, under Just Eat Takeaway.com’s employee benefit plans providing benefits to Grubhub employees continuing with Just Eat Takeaway.com after the first effective time, each such employee’s years of service with Grubhub or any of its subsidiaries, so long as that recognition does not result in the duplication of benefits.

Just Eat Takeaway.com has also agreed to continue Grubhub’s annual incentive plans for the performance period during which the first effective time occurs through the end of the applicable performance period and pay each eligible employee the bonus to which such employee would be entitled for such performance period based on actual performance, and otherwise in accordance with the terms of such plans.

Equity-based compensation

Assumed options.  At the first effective time, each outstanding Grubhub stock option will be converted into an option (each, referred to as an “assumed option”, to purchase a number of New Just Eat Takeaway.com ADSs (or New Just Eat Takeaway.com Shares, as determined by Just Eat Takeaway.com acting reasonably) (rounded down to the nearest whole New Just Eat Takeaway.com ADS or Just Eat Takeaway.com Share) equal to the product of (1) the number of shares of Grubhub common stock subject to the stock option immediately prior to the first effective time and (2) the exchange ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such stock option immediately prior to the first effective time divided by (B) the exchange ratio.

Assumed RSUs.  At the first effective time, each outstanding Grubhub RSU will be converted into an restricted stock unit of Just Eat Takeaway.com, each, referred to as an “assumed RSU”, with respect to a number of New Just Eat Takeaway.com ADSs (or Just Eat Takeaway.com Shares, as determined by Just Eat Takeaway.com acting reasonably) (rounded to the nearest number of whole New Just Eat Takeaway.com ADS or Just Eat Takeaway.com Share) equal to the product of (1) the number of Just Eat Takeaway.com Shares subject to the Grubhub restricted stock unit immediately prior to the first effective time and (2) the exchange ratio.

Each assumed option and assumed RSU will be subject to the same terms and conditions (including vesting) as the Grubhub stock option or RSU to which such award relates, except that, at the election of Just Eat Takeaway.com, the Just Eat Takeaway.com Shares underlying such converted awards, may upon exercise of the assumed option or settlement of the assumed RSU be deposited in Stichting Administratiekantoor Takeaway.com (“STAK”), which shall hold such Just Eat Takeaway.com Shares on behalf of the former holder of such assumed option or assumed RSU, and exercise all voting rights with respect to such Just Eat Takeaway.com Shares, and such former holder shall receive one depository receipt of the STAK in respect of each Just Eat Takeaway.com Share deposited (each a ‘‘STAK DR’’). Each STAK DR shall entitle the holder thereof to all economic benefits of the underlying Just Eat Takeaway.com Shares and, subject to any blackout or restrictions under applicable law, entitle the holder thereof to direct the STAK to sell the underlying Just Eat Takeaway.com Shares and transfer the proceeds to the holder thereof.

The following table shows the number of Grubhub stock options and Grubhub RSUs, held as of the Latest Practicable Date by Mr. Matthew Maloney, who is a nominated member of the Management Board, and Mr. David Fisher and Mr. Lloyd Frink, each of whom is a nominated member of the Supervisory Board.  The following represents equity awards held as of the Latest Practicable Date and does not reflect any events that may occur between such date and Completion, including the vesting or exercise of equity awards, the grant of new awards or the forfeiture of any such awards.

Management Board / Supervisory Board Nominee	Number of Unvested Stock Options	Number of Vested Stock Options	Number of Restricted Stock Units
Matthew Maloney	313,143	1,314,870	112,917
David Fisher	3,726	43,271	1,618
Lloyd Frink	3,726	51,672	1,618

Supervisory Board and Management Board following the mergers

Pursuant to Agreement, Just Eat Takeaway.com will take all actions necessary to cause (i) the size of the Supervisory Board to be increased by two Supervisory Directors, to be selected by Grubhub, to be appointed as members of the Supervisory Board upon the first effective time, referred to as the “Grubhub Supervisory Board nominees” and (ii) the size of the Management Board to be increased by one Managing Director, selected by Grubhub, to be appointed as member of the Management Board upon the first effective time, referred to as the “Grubhub Management Board nominee”. The Grubhub Supervisory Board nominees and the Grubhub Management Board nominee must continue to be members of the Grubhub board of directors as of immediately prior to Completion. Grubhub has selected Matthew Maloney to be the Grubhub Management Board nominee and Lloyd Frink and David Fisher as the Grubhub Supervisory Board nominees.

Other covenants and agreements

The Merger Agreement contains certain other covenants and agreements, including covenants relating to:

●
cooperation between Just Eat Takeaway.com and Grubhub in the preparation of the Form F-4, the registration statement on Form 8-A for the New Just Eat Takeaway.com ADSs, the registration statement on Form F-6 for the New Just Eat Takeaway.com ADSs, the Prospectus and this Circular;

●	cooperation among the parties in connection with public announcements;

●	confidentiality and access by each party to certain information about the other party during the period prior to Completion;

●	the establishment by Just Eat Takeaway.com of a sponsored ADR program for the Just Eat Takeaway.com issuance of New Just Eat Takeaway.com ADSs;

●
Just Eat Takeaway.com to cause, (1) a sufficient number of New Just Eat Takeaway.com ADSs issued as the merger consideration and to be approved for listing on the NYSE or the NASDAQ, subject to official notice of issuance and (2) the New Just Eat Takeaway.com Shares to be approved for (a) admission to the FCA’s Official List and to trading on the London Stock Exchange’s Main Market and (b) listing and trading on Euronext Amsterdam, in each case to the extent any Just Eat Takeaway.com Shares are then listed on such exchange;

●	cooperation between Just Eat Takeaway.com and Grubhub in connection with any litigation or claim brought or threatened relating to the transactions contemplated by the Merger Agreement; and

●	cooperation between Just Eat Takeaway.com and Grubhub to delist the Grubhub common stock from the NYSE and terminate its registration under the Exchange Act following Completion.

In addition, in the event that, prior to the date of the initial filing of the Form F-4, Just Eat Takeaway.com, acting in good faith (after consulting with and considering in good faith the views of Grubhub), reasonably determines that it is desirable to issue Just Eat Takeaway.com Shares as the merger consideration in lieu of New Just Eat Takeaway.com ADSs, Just Eat Takeaway.com and Grubhub have each agreed to negotiate and cooperate in good faith to enter into an appropriate amendment to the Merger Agreement to reflect such change in the form of the merger consideration.

Conditions to the mergers

The obligations of each of Just Eat Takeaway.com and Grubhub to complete the mergers are subject to the satisfaction or, to the extent legally permissible waiver on or prior to Completion of the following conditions:

●	receipt of the Grubhub stockholder approval;

●	receipt of the approval by the General Meeting of the transaction proposals;

●
binding nominations for the appointment of the Grubhub Management Board nominee and the Grubhub Supervisory Board nominees not having been overruled by more than half of the votes validly cast, such number of votes representing more than one-third of Just Eat Takeaway.com’s issued share capital, at a General Meeting;

●
the expiration or termination of the applicable waiting period under the HSR Act  (the “HSR Condition”), satisfaction of the condition relating to the UK Competition and Markets Authority (“CMA”) (the “CMA Condition”) and receipt of written notification from CFIUS indicating the Transaction is not subject to further review or expiration of any applicable waiting period;

●	the absence of any legal restraints that prevent, make illegal or prohibit Completion;

●	the approval for listing of the New Just Eat Takeaway.com ADSs issuable as the merger consideration on the NYSE or the NASDAQ (subject to official notice of issuance);

●
the approval for admission of the New Just Eat Takeaway.com Shares to (1) listing on the FCA’s Official List and to trading on the London Stock Exchange’s Main Market and (2) listing and trading on Euronext Amsterdam, in each case to the extent any Just Eat Takeaway.com Shares are then listed on such exchange;

●
effectiveness (1) declared by the SEC of the registration statement filed on Form F-4, (2) declared by the SEC of the registration statement on Form F-6 and (3) of the registration statement on Form 8-A (and the absence of any stop order suspending the effectiveness of such registration statements or any proceedings seeking such a stop order); and

●
the approval of the Prospectus by the AFM and the FCA, in each case if then applicable, and if then applicable, the AFM’s approval of such Prospectus having been notified to the FCA in accordance with applicable rules and regulations.

The obligations of Just Eat Takeaway.com, Merger Sub I and Merger Sub II to complete the mergers are further subject to the satisfaction or, to the extent legally permissible, waiver on or prior to the first effective time of the following conditions:

●
the representations and warranties of Grubhub relating to organization, standing, corporate power, authority, non-contravention, opinion of financial advisor, brokers, and Grubhub stockholder approval being true and correct in all material respects as of the first effective time (except to the extent expressly made as of an earlier date, in which case, as of such earlier date);

●
the representation and warranty of Grubhub relating to capitalization being true and correct in all respects, except for any de minimis inaccuracies taking into account the size of Grubhub, as of the first effective time (except to the extent expressly made as of an earlier date, in which case, as of such earlier date);

●
each other representation and warranty of Grubhub being true and correct (disregarding any “materiality” or “material adverse effect” qualifiers) as of the first effective time (except to the extent expressly made as of an earlier date, in which case, as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually and in the aggregate, has not had and would not reasonably be expected to have a material adverse effect;

●	Grubhub having performed in all material respects all obligations required to be performed by it under the Merger Agreement that are required to be performed on or prior to the completion date;

●	the absence of a material adverse effect on Grubhub since the date of the Merger Agreement; and

●	receipt of an officer’s certificate executed by the chief executive officer, chief financial officer or general counsel of Grubhub certifying that the five preceding conditions have been satisfied.

The obligation of Grubhub to complete the mergers is further subject to the satisfaction or, to the extent legally permissible, waiver on or prior to the first effective time of the following conditions:

●
the representations and warranties of Just Eat Takeaway.com, Merger Sub I and Merger Sub II relating to organization, standing, corporate power, authority, noncontravention, brokers, and Just Eat Takeaway.com shareholder approval being true and correct in all material respects as of the first effective time (except to the extent expressly made as of an earlier date, in which case, as of such earlier date);

●
the representation and warranty of Just Eat Takeaway.com, Merger Sub I and Merger Sub II relating to capitalization being true and correct in all respects, except for any de minimis inaccuracies taking into account the size of Just Eat Takeaway.com, as of the first effective time (except to the extent expressly made as of an earlier date, in which case, as of such earlier date);

●
each other representation and warranty of Just Eat Takeaway.com, Merger Sub I and Merger Sub II being true and correct (disregarding any “materiality” or “material adverse effect” qualifiers) as of the first effective time (except to the extent expressly made as of an earlier date, in which case, as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually and in the aggregate, has not had and would not reasonably be expected to have a material adverse effect;

●
Just Eat Takeaway.com, Merger Sub I and Merger Sub II having performed in all material respects all obligations required to be performed by it under the Merger Agreement that are required to be performed on or prior to the completion date;

●	the absence of a material adverse effect on Just Eat Takeaway.com since the date of the Merger Agreement; and

●	receipt of an officer’s certificate executed by the chief executive officer or chief financial officer of Just Eat Takeaway.com certifying that the five preceding conditions have been satisfied.

Pursuant to the requirements of the HSR Act, Just Eat Takeaway.com and Grubhub filed Notification and Report Forms with respect to the mergers with the Federal Trade Commission and the U.S. Department of Justice on 24 June 2020 and requested early termination of the HSR Act waiting period. The Federal Trade Commission granted early termination of the HSR Act waiting period on 7 July 2020, thereby satisfying the HSR Condition. On 24 June 2020, Just Eat Takeaway.com filed a briefing paper with the CMA. On 2 July 2020, in response to the briefing paper, the CMA indicated that it had no further questions as of such date regarding the mergers, thereby satisfying the CMA Condition. On 21 July 2020, Just Eat Takeaway.com and Grubhub filed the joint voluntary notice with CFIUS.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the first effective time, whether before or after receipt of the Grubhub stockholder approval or the Just Eat Takeaway.com shareholder approvals, under the following circumstances:

●	by mutual written consent of Just Eat Takeaway.com and Grubhub; or

●	by either Just Eat Takeaway.com or Grubhub in the event that:

●
the first effective time has not occurred on or before 10 June 2021 (or, if the first effective time has not occurred by such date and on such date (1) the conditions to consummate the mergers related (a) to regulatory approvals or (b) legal restraints (only if such restraint relates to or is based on any antitrust law or the Defense Production Act), have not been satisfied or waived and (2) each of the other Conditions has been satisfied, waived or remains capable of satisfaction as of such date, then such date will automatically be extended to 10 September 2021) (each of 10 June 2021 and 10 September 2021, as applicable, are referred to as the “end date”), however, no party may terminate the Merger Agreement if the first effective time has not occurred by the end date if the mergers have not been completed due, in whole or part, to a breach by such party of its representations and warranties or failure to perform its obligations under the Merger Agreement;

●
a legal restraint that enjoins, restrains, prevents or prohibits Completion becomes final and un-appealable, unless the legal restraint is due, whole or in part, to such party’s failures to perform its obligations under the Merger Agreement, including with its obligations to use its reasonable best efforts to complete the mergers and the other transactions contemplated by the Merger Agreement as promptly as practicable (as described above in “Efforts to complete the mergers”);

●	the Grubhub Stockholders vote on and fail to adopt the Merger Agreement at the special meeting;

●	the Just Eat Takeaway.com Shareholders fail to approve the transaction proposals or the board nominations;

●
the other party breaches or fails to perform any of its covenants or agreements in the Merger Agreement, or if the other party’s representations or warranties fail to be true and correct, in either case, such that the applicable conditions to the terminating party’s obligations to complete the mergers would not then be satisfied and such breach is not reasonably capable of being cured by the end date or, if reasonably capable of being cured, has not been cured within 30 days after giving written notice to the other party of such breach, except that no party may terminate the Merger Agreement for this reason if such party is then in material breach of any covenant or agreement in the Merger Agreement or if such party’s representations or warranties are not true and correct such that the applicable conditions to the other party’s obligations to complete the mergers would not then be satisfied;

●
prior to obtaining the approval of the other party’s shareholders required to complete the mergers, the board or boards, as applicable, of the other party effects an adverse recommendation change (as described above in “Recommendation of the Grubhub board of directors” and “Recommendation of the Just Eat Takeaway.com Boards”); or

●
prior to obtaining approval of the party’s stockholders or shareholders required to complete the Transaction, in order to enter into an alternative acquisition agreement (as described above in “Recommendation of the Grubhub board of directors” and “Recommendation of the Just Eat Takeaway.com Boards”).

If the Merger Agreement is terminated, the Merger Agreement will become null and void, without any liability or obligation on the part of any party, except in the case of fraud or a willful and material breach of the Merger Agreement (subject to certain limitations), and except that certain provisions of the Merger Agreement, including those relating to confidentiality, fees and expenses (including termination fees), effect of termination and certain other general provisions, will survive termination of the Merger Agreement.

Expenses and termination fees

Except as described below, each party will pay all fees and expenses incurred by it in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement.

If the Merger Agreement is terminated, Just Eat Takeaway.com will be entitled to receive a termination fee of $144 million from Grubhub in the event that:

●	Grubhub terminates the Merger Agreement in order to enter into a definitive agreement providing for a superior proposal;

●
the Grubhub board of directors, or any committee thereof, effects a Grubhub adverse recommendation change prior to obtaining the Grubhub stockholder approval and Just Eat Takeaway.com terminates the Merger Agreement as a result of such change in recommendation; or

●
(1) the Merger Agreement is terminated because the mergers have not occurred by the end date, the Grubhub stockholder approval is not obtained at the Grubhub special meeting or Grubhub breached its obligations under the Merger Agreement, (2) prior to such stockholder vote (in the case of a termination due to the failure to obtain the Grubhub stockholder approval) or termination (in all other cases) and after the date of the Merger Agreement, a Grubhub takeover proposal that contemplates acquiring a majority of the capital stock or assets of Grubhub was made known to Grubhub or the Grubhub board of directors or was publicly disclosed and has not been abandoned or withdrawn (which abandonment or withdrawal shall be public if such Grubhub takeover proposal has been publicly disclosed) prior to the special meeting or termination of the Merger Agreement and (3) within 12 months after such termination, Grubhub completes or enters into a definitive agreement with respect to and subsequently completes, any Grubhub takeover proposal of such type.

If the Merger Agreement is terminated, Grubhub will be entitled to receive a termination fee of $144 million from Just Eat Takeaway.com in the event that:

●	Just Eat Takeaway.com terminates the Merger Agreement in order to enter into a definitive agreement providing for a superior proposal;

●
the Supervisory Board or Management Board, or any committee thereof, effects and adverse recommendation change prior to obtaining Just Eat Takeaway.com shareholder approval and Grubhub terminates the Merger Agreement as a result of such change in recommendation; or

●
(1) the Merger Agreement is terminated because the mergers have not occurred by the end date, the Just Eat Takeaway.com shareholder approvals are not obtained at the Extraordinary General Meeting or Just Eat Takeaway.com breached its obligations under the Merger Agreement, (2) prior to such shareholder vote (in the case of a termination due to the failure to obtain Just Eat Takeaway.com shareholder approval) or termination (in all other cases) and after the date of the Merger Agreement, a Just Eat Takeaway.com takeover proposal that contemplates acquiring a majority of the capital stock or assets of Just Eat Takeaway.com was made known to Just Eat Takeaway.com or the Just Eat Takeaway.com Boards or was publicly disclosed and has not been abandoned or withdrawn (which abandonment or withdrawal shall be public if such Just Eat Takeaway.com takeover proposal has been publicly disclosed) prior to the Extraordinary General Meeting or termination of the Merger Agreement and (3) within 12 months after such termination, Just Eat Takeaway.com completes or enters into a definitive agreement with respect to and subsequently completes, any Just Eat Takeaway.com takeover proposal of such type.

Amendments and waivers

Amendment. The Merger Agreement may be amended by the parties at any time before or after receipt of the Just Eat Takeaway.com shareholder approval or the Grubhub stockholder approval. However, after the Just Eat Takeaway.com shareholder approval or the Grubhub stockholder approval have been received, no amendment may be made that would require further approval by such shareholders or stockholders under applicable law or that reduces the merger consideration or adversely affects Grubhub Stockholders, without the approval of such shareholders or stockholders.

Waiver. At any time prior to the first effective time, any party may (1) waive any inaccuracies in the representations and warranties of any other party contained in the Merger Agreement, (2) extend the time for the performance of the obligations or other acts of the other parties contained in the Merger Agreement, (3) waive compliance by the other parties with any of the agreements contained in the Merger Agreement or (4) except as otherwise provided, waive the satisfaction of any of the conditions to such party’s obligation to effect the mergers contained in the Merger Agreement. However, after the Just Eat Takeaway.com shareholder approval or the Grubhub stockholder approval has been received, no amendment may be made that would require further approval by such shareholders or stockholders under applicable law or that reduces the merger consideration or adversely affects Grubhub Stockholders, without the approval of such shareholders or stockholders.

No third-party beneficiaries

The Merger Agreement is not intended to confer any rights or remedies upon any person other than (1) the parties thereto and (2) if the first effective time occurs, (a) the rights of Grubhub Stockholders, holders of Grubhub options and holders of Grubhub RSUs to receive the merger consideration and (b) as described above in “Indemnification and insurance”, the indemnified parties.

Enforcement

Just Eat Takeaway.com and Grubhub have agreed in the Merger Agreement that irreparable damage would occur and that monetary damages, even if available, would not be an adequate remedy in the event that any of the provisions of the Merger Agreement are not performed in accordance with their specific terms or are otherwise breached. Just Eat Takeaway.com and Grubhub have agreed that, prior to the termination of the Merger Agreement, they will be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the Merger Agreement and to enforce specifically the terms and provisions of the mergers, including the right of a party to cause the other parties to complete the mergers and other transactions contemplated by the Merger Agreement, in addition to any other remedy to which they are entitled at law or in equity. Just Eat Takeaway.com and Grubhub have further agreed not to assert that a remedy of specific performance is unenforceable, invalid, contrary to law or inequitable for any reason. No party is required to prove damages or obtain a bond as a condition to obtaining specific performance as a remedy.

Governing law

The Merger Agreement is governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of laws that would cause the application of the laws of any jurisdiction other than the State of Delaware, except any provision which expressly relates to the fiduciary duties of directors which arise under the laws of the Netherlands which are governed by, and construed in accordance with the laws of the Netherlands. Just Eat Takeaway.com and Grubhub have submitted to the exclusive jurisdiction of the Delaware Court of Chancery or, to the extent that court declines to accept jurisdiction over a particular matter, any federal court located in Delaware, in the event any dispute arises out of the Merger Agreement or the transactions contemplated by the Merger Agreement.

2.	VOTING AND SUPPORT AGREEMENT

The following summarizes the material provisions of the Voting and Support Agreement. This summary does not purport to be complete and may not contain all of the information about the Voting and Support Agreement that is important to Just Eat Takeaway.com Shareholders. The rights and obligations contained in the Voting and Support Agreement are governed by the express terms and conditions of the Voting and Support Agreement and not by this summary or any other information contained in this Circular.

Concurrently with the execution of the Merger Agreement on 10 June 2020, as inducement for Grubhub to enter into the Merger Agreement, Grubhub entered into the Voting and Support Agreement with Jitse Groen, the CEO of Just Eat Takeaway.com and a Just Eat Takeaway.com Shareholder (via his personal holding company, Gribhold B.V.).

Pursuant to the Voting and Support Agreement, Mr. Groen agreed during the term of the Voting and Support Agreement to, among other things, upon the terms and subject to the conditions therein, vote or cause to be voted all of his (directly or indirectly held or otherwise beneficially owned) Just Eat Takeaway.com Shares:

●
in favor of (1) the transaction proposals, (2) the board nominations and (3) approval of the delegation of authority to exclude or limit pre-emptive rights in relation to the issuance of the New Just Eat Takeaway.com Shares;

●
in favor of, at the request of Grubhub, any other matter submitted by Just Eat Takeaway.com related to the transactions contemplated by the Merger Agreement (with the Just Eat Takeaway.com Boards recommending that Just Eat Takeaway.com Shareholders vote to approve such matter);

●
against any Just Eat Takeaway.com takeover proposal or any agreement providing for any Just Eat Takeaway.com takeover proposal or any other matter submitted for shareholder approval at any General Meeting related to a Just Eat Takeaway.com takeover proposal;

●
against any proposal, action or agreement that would reasonably be expected to (1) prevent or nullify any provision of the Voting and Support Agreement, (2) result in a material breach of any covenant, representation, warranty or any other obligation or agreement contained in the Merger Agreement or the Voting and Support Agreement, (3) result in any Condition not being satisfied or (4) prevent or materially delay, frustrate or impede the approval, implementation or consummation of any of the transactions contemplated by the Merger Agreement, or any of the documentation or transactions included in, contemplated by, or in connection with, the Merger Agreement or the Voting and Support Agreement.

Mr. Groen has also agreed, subject to certain exceptions, not to sell or otherwise transfer his (directly or indirectly held or otherwise beneficially owned) Just Eat Takeaway.com Shares.

The Voting and Support Agreement will terminate upon the earliest of (1) the mutual written agreement of each party, (2) immediately following Completion, (3) the termination of the Merger Agreement in accordance with its terms, (4) the Just Eat Takeaway.com Boards changing their recommendations related to the transactions contemplated by the Merger Agreement adverse to Grubhub and (5) such time that the Merger Agreement is amended without the written consent of Mr. Groen in a manner that increases the merger consideration or is adverse to Mr. Groen relative to other Just Eat Takeaway.com Shareholders.

As at the Latest Practicable Date, Mr. Groen’s (direct and indirect) holding of Just Eat Takeaway.com Shares comprised approximately 10.3% of the Company’s total issued share capital.

PART VI
HISTORICAL FINANCIAL INFORMATION RELATING TO GRUBHUB

This Part VI (Historical Information relating to Grubhub) sets out financial information on Grubhub as follows:

(A)
Section A (which is set out in the Appendix to this Circular) contains financial information, presented in US GAAP, which has been extracted, without material adjustment, from Grubhub’s Annual Reports on Form 10-K for FY 2017, FY 2018 and FY 2019, filed with the SEC on 28 February 2018, 28 February 2019 and 28 February 2020 respectively, on which Grubhub’s auditors have issued unqualified opinions and from Grubhub’s unaudited Quarterly Report on Form 10-Q for the quarter ended 30 June 2020, filed with the SEC on 10 August 2020.

(B)
Section B contains unaudited reconciliations of metrics reported by Grubhub to the metrics that would have been reported had Just Eat Takeaway.com’s IFRS accounting policies been applied for each of FY 2017, FY 2018 and FY 2019 and for the six months ended 30 June 2020.

(C)	Section C contains a report by Deloitte on the unaudited reconciliations for each of FY 2017, FY 2018 and FY 2019 in Section B.

SECTION A: GRUBHUB US GAAP HISTORICAL FINANCIAL INFORMATION

This Section A is set out in the Appendix to this Circular.

SECTION B: UNAUDITED RECONCILIATION STATEMENT

The audited consolidated financial statements of Grubhub Inc. (“Grubhub”) for the years ended 31 December 2019, 31 December 2018 and 31 December 2017, as previously published and set out in Section A of Part VI (Historical Information relating to Grubhub) of this Circular, and the unaudited quarterly financial information of Grubhub for the six months ended 30 June 2020, as previously published and also set out in Section A of Part VI (Historical Information relating to Grubhub) of this Circular, have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”), which differ in certain respects from International Financial Reporting Standards as  adopted by the European Union (“IFRS”) as applied by Just Eat Takeaway.com N.V. (“Just Eat Takeaway.com” or the “Company”) in its audited consolidated financial statements for the year ended 31 December 2019.

The following unaudited reconciliations summarize the material adjustments which reconcile Grubhub’s consolidated net income and consolidated total equity prepared in accordance with Grubhub’s U.S. GAAP accounting policies to estimate those which would have been reported had Grubhub applied the IFRS accounting policies applied by the Company.

These differences relate to methods for recognition and measurement of the amounts shown in the consolidated financial statements. The reconciliation does not seek to reflect any changes to accounting estimates made by Grubhub in preparing the underlying Grubhub Inc. financial information and does not reflect any fair value adjustments which the Management Board of the Company may make as a result of the Transaction or may have made had the Transaction happened at any other date during the historical period shown. At the time of preparation of the unaudited reconciliation of Grubhub Inc.’s financial information there has been no attempt to identify future differences between IFRS and U.S. GAAP as the result of prescribed changes in accounting standards, transactions or events that may occur in the future. Future developments or changes in either IFRS or U.S. GAAP may give rise to additional differences between IFRS and U.S. GAAP which could have a significant impact on the Company or the Enlarged Company.

Grubhub has not previously prepared financial statements under IFRS, and accordingly in preparing the reconciliation from US GAAP to IFRS, the principles of IFRS 1, ‘‘First-time adoption of International Financial Reporting Standards’’ have been applied with a transition date of 1 January 2017 (‘the “Transition Date’’). IFRS 1 generally requires that first-time adopters consistently apply all effective IFRS standards retrospectively from the date of transition.

IFRS 1 provides for certain optional exemptions and mandatory exceptions to this general principle. The following optional exemptions under IFRS 1 have been applied to Grubhub as follows:

●
Business combinations - Elected not to apply IFRS 3, ‘‘Business Combinations,’’ retrospectively to business combinations that occurred prior to the Transition Date. Consequently, business combinations that were recognized before the Transition Date have not been restated. Any goodwill arising on such business combinations before the Transition Date was not adjusted from the carrying value previously determined under US GAAP as a result of applying this exemption.

●
Share-based compensation - Elected not to apply IFRS 2, Share-based Payments, retrospectively to equity settled share-based payments granted and vested before the Transition Date. Consequently, share-based payments that were granted and vested before the Transition Date have not been restated.

●
Deemed cost - Property and equipment were carried at cost in accordance with US GAAP. IFRS 1 allows first time adopters to use a previous valuation of an item of property and equipment at or before the transition date to IFRS as the deemed cost for IFRS, provided that the property and equipment has been depreciated in accordance with IAS 16 from that previous measurement date forward. Grubhub has elected to apply the deemed cost exemption.

The adjustments to Grubhub’s consolidated total equity at each period end are cumulative adjustments to reflect the Company’s IFRS accounting policies. In contrast, the adjustments to consolidated net income in each period represent the effect for that reporting period only.

1.	Unaudited reconciliation of Grubhub Inc.’s consolidated net income (loss) for the six months ended 30 June 2020 and the years ended 31 December 2019, 2018 and 2017

				Year ended 31 December
	Note		Six months ended 30 June 2020	2019	2018	2017
				(in US$ 000’s)
Consolidated net income (loss) as reported under U.S. GAAP		a	(78,838)	(18,566)	78,481	98,983
Accounting policy adjustments:
Leases		b	(275)	(1,885)	-	-
Share-based compensation		c	(14,045)	(21,512)	(10,601)	(8,585)
Advertising costs		d	680	938	(1,618)	-
Business combinations		e	-	-	-	-
Expensing of RFT devices		f	(11,410)	(3,671)	(2,037)	(2,254)

Deferred tax impact of accounting adjustments		g	(15,556)	(19,493)	1,569	13,867
Consolidated net income (loss) under the Company’s IFRS accounting policies			(119,444)	(64,189)	65,794	102,011

2.	Unaudited reconciliation of Grubhub Inc.’s consolidated total equity as at 30 June 2020 and as at 31 December 2019, 2018 and 2017

			As at 30 June	As at 31 December
	Note		2020	2019	2018	2017
				(in US$ 000’s)
Consolidated total equity of Grubhub as reported under U.S. GAAP		a	1,454,550	1,493,570	1,442,339	1,117,816
Accounting policy adjustments:
Leases		b	(8,802)	(8,552)	-	-
Share-based compensation		c	65	494	2,389	743
Advertising costs		d	-	(680)	(1,618)	-
Business combinations		e	1,339	1,339	1,339	1,645
Expensing of RFT devices		f	(23,453)	(12,044)	(8,372)	(6,335)

Deferred tax impact of accounting adjustments		g	11,606	27,163	46,383	75,211
Consolidated total equity of Grubhub under the Company’s IFRS accounting policies			1,435,305	1,501,290	1,482,460	1,189,080

Notes:

a)
The consolidated total equity and consolidated net income (loss) of Grubhub Inc. as at and for the years ended 31 December 2019, 2018 and 2017 have been extracted without material adjustment from Grubhub’s consolidated financial statements set out in Section A of Part VI (Historical Information relating to Grubhub) of this Circular. The consolidated total equity and consolidated net loss of Grubhub as at and for the six months ended 30 June 2020 have been extracted without material adjustment from Grubhub’s unaudited interim condensed consolidated financial statements also set out in Section A of Part VI (Historical Information relating to Grubhub) of this Circular.

b)
Under U.S. GAAP, leases are classified as either finance or operating at lease commencement if specified criteria have been met, whereas after the adoption of IFRS 16 Leases, IFRS does not distinguish between operating and finance leases. Rather, IFRS applies a single recognition and measurement model to all leases, which is similar to the treatment of finance leases under US GAAP after the adoption of ASC 842 Leases with effect from 1 January 2019. All of Grubhub’s leases have been classified as operating under its U.S. GAAP accounting policy, where the lease liability is measured as the present value of the remaining lease payments and the right-of-use asset is re-measured as the amount of the lease liability adjusted for any lease incentives, prepaid/ accrued rents, initial direct costs, or impairment. This treatment results in the recognition of rent expense on a straight-line basis over the lease term. The adjustment of $0.3 million and $1.9 million for the six months ended 30 June 2020 and the year ended 31 December 2019, respectively, to net loss represents the reversal of rent expense of $9.6 million and $16.7 million for the six months ended 30 June 2020 and the year ended 31 December 2019, respectively, recognized under US GAAP and the recognition of $6.6 million and $13.0 million of depreciation on the right of use assets and $3.2 million and $5.5 million of interest expense on the lease liabilities for the six months ended 30 June 2020 and the year ended 31 December 2019, respectively, under IFRS. These adjustments also resulted in reductions to the right-of-use asset of $0.3 million and $1.9 million for the six months ended 30 June 2020 and the year ended 31 December 2019 (these amounts were offset by $0.1 million of foreign exchange differences), respectively, related to re-measurements. No differences were identified prior to the adoption of IFRS 16 and ASC 842.

Additionally, the Company adopted IFRS 16 using the modified retrospective method, under which the cumulative effect of initial application was recognized in accumulated deficits as at 1 January 2019. The associated right-of-use assets were re-measured on a retrospective basis as if the new rules had always been applied. This transition option was not available under U.S. GAAP. Grubhub have re-measured the right-of-use assets as at 1 January 2019 using the transition approach adopted by the Company, which resulted in an adjustment to the right-of-use assets of $6.7 million with an offset to retained earnings.

c)
Under its U.S. GAAP accounting policy, Grubhub has valued its graded vesting awards with service-only conditions as a single award and has recorded the share-based compensation expense for these awards using a straight-line method over the vesting period for the entire award. IFRS requires that each tranche of a graded vesting award with service-only conditions be valued as a separate award and that the share-based compensation expense be recorded using a straight-line basis over the respective vesting period for each separately vesting portion of the award. Adjustments have been made to reflect the impact on the grant date fair value and the timing of expense recognition for grants with unvested options as at 1 January 2017.

These changes resulted in a net increase to share based compensation within staff costs (consisting of the share based compensation adjustment and the corresponding net movement in amortization of related intangibles resulting from the increase in share based compensation) of $14.0 million, $21.5 million, $10.6 million and $8.5 million for the six months ended 30 June 2020 and the years ended 31 December 2019, 31 December 2018, and 31 December 2017, respectively. Additionally, a portion of the costs were capitalized as software development and resulted in a reduction to other intangible assets of $0.4 million and $1.9 million for the six months ended 30 June 2020 and the year ended 31 December 2019, respectively, and an increase to other intangible assets of $1.6 million and $0.6 million for the years ended 31 December 2018 and 31 December 2017, respectively. There was also an opening balance increase to other intangible assets as of 1 January 2017 of $0.2 million. The increase to intangible assets was subsequently amortized to depreciation and amortization over three years.

In addition, prior to the adoption of ASU 2016-09, under U.S. GAAP, a deferred tax asset is recognized for expected future tax benefits, by applying the tax rate to the share based payment expense recorded in the income statement in each period. Subsequently, when the share awards are exercised or vest, any difference between the deferred tax asset and the amount of current tax deduction is recorded as an adjustment to additional paid in capital. After the adoption of ASU 2016-09, deferred tax assets for awards that will result in a deduction are calculated based on the cumulative US GAAP expense recognized, and entities recognize all excess tax benefits and tax deficiencies by recording them as income tax expense or benefit in the income statement. Grubhub adopted ASU 2016-09 beginning in the first quarter of 2017 using a modified retrospective transition. Under IFRS, deferred tax assets are recognized based on the intrinsic value of the unexercised and unvested awards at each balance sheet date. Deferred tax is recorded in the income statement up to the tax effect of the cumulative share based payment expense and any excess is recorded directly in equity.

These changes have resulted in an increase in deferred tax assets as at 31 December 2017 of $74.2 million. Subsequently, the deferred tax asset was reduced by $18.9 million, $22.9 million, and $41.9 million as at 30 June 2020, 31 December 2019, and 31 December 2018. These changes also resulted in a decrease in income tax expense of $13.8 million for the year ended 31 December 2017, and an increase in income tax expense of $18.9 million and $23.2 million for the six months ended 30 June 2020 and the year ended 31 December 2019, respectively, and have been included within the deferred tax impact of accounting adjustments. There is no 2018 income statement impact due to the reversal of the deferred tax asset for that period being recognized against equity.

d)
Under its U.S. GAAP accounting policy, Grubhub elected to capitalize certain advertising costs. The costs were expensed when the related advertising took place. These costs are required to be expensed as incurred under IFRS. Adjustments have been made to reverse capitalized amounts at each balance sheet date and recognize the costs as other operating expense in the period incurred.

e)
Under US GAAP, Grubhub recorded a measurement period adjustment in 2019 to reverse a $11.5 million valuation allowance for a deferred tax asset recorded as part of preliminary purchase accounting for the 2018 acquisitions of Tapingo and LevelUp. IFRS requires that measurement period adjustments be recognized on a retrospective basis, revising comparative information for prior periods and the subsequent effects on the prior-period income statement. This resulted in an increase to deferred tax assets and a corresponding reduction to goodwill during the year ended 31 December 2018.

In addition, in conjunction with the 2017 acquisition of Eat24 and 2018 acquisitions of Tapingo and LevelUp, Grubhub granted replacement share-based payment awards with graded vesting features to employees of the acquired businesses. Under U.S. GAAP, Grubhub determined the value of the shares and the allocation between consideration transferred and post-combination service expense consistent with the policy described in note c above.  Adjustments have been made on a retrospective basis to the purchase price allocations and post-combination expense to reflect the impact of the graded vesting awards under the Company’s IFRS accounting policy. This resulted in an adjustment of $1.6 million as at 31 December 2017 and $1.3 million as at 30 June 2020, 31 December 2019 and 31 December 2018, respectively, with a corresponding increase to equity. The post-combination expense to reflect the impact of the graded vesting awards under the Company’s IFRS accounting policy is included in the Share-based compensation adjustment.

Finally, an adjustment was recorded to remove the value of tablet devices acquired as part of the Eat24 acquisition from the businesses balance sheet as of the acquisition date to align Grubhub’s policy with that of the Company’s IFRS accounting policy. Refer to note (f) for additional details. This adjustment resulted in a reduction to property and equipment of $1.1 million and a corresponding increase to goodwill for the year ended 31 December 2017.

f)
Under its U.S. GAAP accounting policy, Grubhub has elected to capitalize the cost of restaurant facing technology devices, such as tablets that are distributed to restaurants for purposes of order fulfilment. The Company has elected to expense the costs for these devices as incurred under its IFRS accounting policies. Adjustments have been made to reverse capitalized amounts and related depreciation for these devices at each balance sheet date and recognize the costs as cost of sales in the period incurred. These adjustments resulted in reductions to property and equipment of $11.4 million, $3.7 million, $2.0 million, and $2.2 million for the six months ended 30 June 2020 and the years ended 31 December 2019, 31 December 2018, and 31 December 2017, respectively. There was also an opening balance sheet reduction of $4.1 million recognized as of 1 January 2017. The increase to cost of sales was $19.2 million, $14.8 million, $10.6 million, and $7.0 million, and the reduction to depreciation was $7.8 million, $11.1 million, $8.6 million, and $4.8 million for the six months ended 30 June 2020 and the years ended 31 December 2019, 31 December 2018, and 31 December 2017, respectively.

g)
Item (g) reflects the tax impact of the accounting adjustments set out above, including the impact of the share based payment adjustment, which is explained in note (c) above. The income tax impacts of the adjustments are calculated using an effective tax rate of 29.06%, 29.06%, 29.77%, and 29.93%, for the periods ended 30 June 2020, 31 December 2019, 31 December 2018 and 31 December 2017, respectively.

Deferred tax assets on the accounting adjustments have been recorded to an amount equal to the deferred tax liabilities after policy adjustments.

SECTION C: REPORT ON THE UNAUDITED RECONCILIATION STATEMENT

The Management Board
Just Eat Takeaway.com N.V.
Oosterdokstraat 80
1011DK Amsterdam

25 August 2020

Dear Ladies and Gentlemen

Just Eat Takeaway.com N.V. (the “Company”): Proposed combination with Grubhub Inc. (the “Target”)

We report on the unaudited reconciliations of the consolidated net income (loss) for each of the years in the three-year period ended 31 December 2019, and of the consolidated total equity as at 31 December 2019, 2018 and 2017 (together the “Financial Information”), as previously reported in the financial statements of the Target prepared under United States Generally Accepted Accounting Principles, showing the adjustments necessary to restate it on the basis of the Company’s accounting policies used in preparing the Company’s last set of annual consolidated financial statements (the “Reconciliation”), set out in Part VI (Section B: Unaudited Reconciliation Statement) of the Class 1 Circular of the Company dated 25 August 2020 (the “Circular”). This report is required by Listing Rule 13.5.27R(2)(a) of the United Kingdom Listing Authority and is given for the purpose of complying with that Listing Rule and for no other purpose.

We express no opinion on the unaudited reconciliations of the Target financial information to the Company’s accounting policies of the consolidated net income for the six months ended 30 June 2020 and of the total equity as at 30 June 2020.

Responsibilities

It is the responsibility of the Management Board of the Company to prepare the Reconciliation in accordance with Listing Rule 13.5.27R(2)(a).

It is our responsibility to form an opinion, as required by Listing Rule 13.5.27R(2)(a), as to whether:

(A)	the Reconciliation has been properly compiled on the basis stated; and

(B)	the adjustments are appropriate for the purpose of presenting the Financial Information (as adjusted) on a basis consistent in all material respects with the Company’s accounting policies,

and to report that opinion to you.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to the Company’s shareholders as a result of the inclusion of this report in the Circular, to the fullest extent permitted by law, we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with Listing Rule 13.4.1R(6), consenting to its inclusion in the Circular.

The Reconciliation is based on the audited consolidated balance sheets as at 31 December 2019, 2018 and 2017 and consolidated income statement for each of the years then ended of the Target which were the responsibility of the directors of the Target and were audited by another firm of accountants. We do not accept any responsibility for any of the historical financial statements of the Target, nor do we express any opinion on those financial statements.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying Financial Information, consisted primarily of checking whether the unadjusted Financial Information of the Target has been accurately extracted from an appropriate source, assessing whether all adjustments necessary for the purpose of presenting the Financial Information on a basis consistent in all material respects with the Company’s accounting policies have been made, examination of evidence supporting the adjustments in the Reconciliation and checking the arithmetical accuracy of the calculations within the Reconciliation.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Reconciliation has been properly compiled on the basis stated and that the adjustments are appropriate for the purpose of presenting the Financial Information (as adjusted) on a basis consistent in all material respects with the Company’s accounting policies.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

(A)	the Reconciliation has been properly compiled on the basis stated; and

(B)	the adjustments are appropriate for the purpose of presenting the Financial Information (as adjusted) on a basis consistent in all material respects with the Company’s accounting policies.

Amsterdam, 25 August 2020

Deloitte Accountants B.V.

Signed on the original: A. Sandler

PART VII
UNAUDITED PRO FORMA FINANCIAL INFORMATION RELATING TO THE ENLARGED GROUP

SECTION A: UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

The unaudited pro forma statement of net assets and unaudited pro forma income statement of the Enlarged Group set out in this Section A of Part VII (Unaudited Pro Forma Financial Information relating to the Enlarged Group) of this Circular (the ‘‘Unaudited Pro forma Financial Information’’) has been prepared on the basis of the notes set out below to illustrate the effect of the Transaction on the consolidated net assets of the Group as if the Transaction had taken place on 30 June 2020 and the effect of the Transaction and the Just Eat Acquisition on the income statement of the Group as if the Transaction and the Just Eat Acquisition had taken place on 1 January 2019.

The Unaudited Pro Forma Financial Information has been prepared in accordance with Rule 13.3.3R of the Listing Rules and on a basis consistent with the accounting policies adopted by the Company in relation to its condensed consolidated financial statements for the period ended 31 December 2019.

The Unaudited Pro Forma Financial Information has been prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation. It does not purport to represent what the Enlarged Group’s financial position or results actually would have been if the Transaction and the Just Eat Acquisition had been completed on the date indicated. Actual results may differ materially from the assumptions made for the purposes of the Unaudited Pro Forma Financial Information.

The Transaction will be accounted for in accordance with IFRS 3 using the acquisition method of accounting under which the consideration is allocated to assets acquired and liabilities assumed based on their estimated fair values as of the date of completion of the Transaction. Goodwill of €6.1 billion has been provisionally recorded in the unaudited pro forma statement of net assets as a result of the Transaction, based on estimated purchase price consideration calculated using market information current as at 9 June 2020 (being the last trading day before the announcement of the Transaction). The actual calculation and allocation of the consideration outlined above will be based on the assets purchased and liabilities assumed at Completion and other information available at that date. Accordingly, the actual amounts for each of these assets and liabilities will vary from the pro forma amounts disclosed below and the variations may be material.

The Unaudited Pro Forma Financial Information does not constitute financial statements within the meaning of Section 434 of the Companies Act 2006. Shareholders should read the whole of this Circular and not rely solely on the summarized financial information contained in Part VII (Unaudited Pro Forma Financial Information relating to the Enlarged Group) of this Circular.

Unaudited Pro Forma Statement of Net Assets as at 30 June 2020

		Adjustments
	Just Eat Takeaway.com Group	Grubhub Group	Transaction adjustments	Unaudited pro forma Enlarged Group
	As at 30 June 2020	As at 30 June 2020
€000	Note 1	Note 2	Note 3
Assets
Goodwill	4,600,000	895,960	5,190,267	10,686,227
Other intangible assets	3,294,000	508,211	-	3,802,211
Property and equipment	107,000	160,845	-	267,845
Other non-current assets	12,000	32,707	-	44,707

Joint ventures	1,635,000		-	1,635,000
Deferred tax assets	1,000	4,070	-	5,070

Total non-current assets	9,649,000	1,601,793	5,190,267	16,441,060

Trade and other receivables	106,000	67,082	-	173,082
Other current assets	90,000	77,010	-	167,010
Cash and cash equivalents	525,000	429,752	(122,045)	832,707
Total current assets	721,000	573,844	(122,045)	1,172,799

Total assets	10,370,000	2,175,637	5,068,222	17,613,859

Liabilities
Borrowings	476,000	437,478	-	913,478
Deferred tax liabilities	584,000	4,070	-	588,070
Lease liability	67,000	97,689	-	164,689
Other liabilities	3,000	3,683	-	6,683
Total non-current liabilities	1,130,000	542,920	-	1,672,920

Borrowings	9,000	-	-	9,000
Lease liability	18,000	14,754	-	32,754
Trade and other payables	235,000	204,622	(433)	439,189
Current tax liabilities	68,000	12	-	68,012
Other liabilities	288,000	140,896	(27,765)	401,131
Total current liabilities	618,000	360,284	(28,198)	950,086

Total liabilities	1,748,000	903,204	(28,198)	2,623,006

Total net assets	8,622,000	1,272,433	5,096,420	14,990,853

(1)
The Just Eat Takeaway.com Group’s net assets as at 30 June 2020 have been extracted, without material adjustment, from the Just Eat Takeaway.com H1 2020 unaudited interim condensed consolidated financial statements, which are incorporated by reference into this document.

(2)
The Grubhub Group’s net assets as at 30 June 2020 have been extracted from Grubhub’s unaudited condensed consolidated balance sheet as at 30 June 2020 included in the unaudited interim condensed consolidated financial statements for the six months ended 30 June 2020 which is included in Section A of Part VI (Historical Information relating to Grubhub) of this Circular, as adjusted to the Company’s accounting policies and presentation. A reconciliation of Grubhub’s unaudited condensed consolidated balance sheet to the Company’s accounting policies and presentation is presented below:

Grubhub balance sheet line items	Grubhub balance sheet line items as at 30 June 2020 (Note a)	Company balance sheet line items	Grubhub balance sheet as at 30 June 2020 under the Company’s balance sheet presentation (Note b)	IFRS adjustments (Note c)	Grubhub balance sheet as at 30 June 2020 under the Company’s balance sheet presentation and after IFRS adjustments	Translated into the Company’s reporting currency (Note d)
	US$’000		US$’000	US$’000	US$’000	€’000
		Assets
Goodwill	1,007,968	Goodwill	1,007,968	2,675	1,010,643	895,960
Acquired intangible assets, net of amortization	476,309	Other intangible assets	573,197	65	573,262	508,211
Property and equipment, net of depreciation and amortization	212,772
Operating lease right-of-use asset	99,058
	311,830	Property and equipment	214,942	(33,509)	181,433	160,845
Other assets	36,836	Other non-current assets	36,893	—	36,893	32,707
		Deferred tax assets	-	4,591	4,591	4,070
		Total non-current assets	1,833,000	(26,178)	1,806,822	1,601,793

Accounts receivable less allowances for doubtful accounts	75,726	Trade and other receivables	75,669	—	75,669	67,082
Prepaid expenses and other current assets	18,721
Short-term investments	48,616
Income tax receivable	19,390
	86,727	Other current assets	86,727	140	86,867	77,010

Cash and cash equivalents	484,760	Cash and cash equivalents	484,760	—	484,760	429,752
		Total current assets	647,156	140	647,296	573,844

Total assets	2,480,156	Total assets	2,480,156	(26,038)	2,454,118	2,175,637

		Liabilities
Long-term debt	493,475	Borrowings	493,475	—	493,475	437,478
Deferred taxes, non-current	11,607	Deferred tax liabilities	11,607	(7,016)	4,591	4,070
Noncurrent operating lease liability	110,193	Lease liability	110,193	—	110,193	97,689
Other accruals	4,154	Other liabilities	4,154	—	4,154	3,683
		Total non-current liabilities	619,429	(7,016)	612,413	542,920

Current operating lease liability	16,642	Lease liability	16,642	—	16,642	14,754

Accounts payable	24,508
Restaurant food liability	206,306
	230,814	Trade and other payables	230,814	—	230,814	204,622
		Current tax liabilities	14	—	14	12
Accrued payroll	34,166
Other accruals	124,555
	158,721	Other liabilities	158,707	223	158,930	140,896
		Total current liabilities	406,177	223	406,400	360,284

Total liabilities	1,025,606	Total liabilities	1,025,606	(6,793)	1,018,813	903,204

Total net assets	1,454,550	Total net assets	1,454,550	(19,245)	1,435,305	1,272,433

Notes:

a.
The Grubhub Group balance sheet line items are extracted, without material adjustment, from Grubhub’s unaudited condensed consolidated balance sheet at 30 June 2020 which is included in Section A of Part VI (Historical Information relating to Grubhub) of this Circular.

b.	This reflects Grubhub’s unaudited condensed consolidated balance sheet as at 30 June 2020 re-presented to conform to the Company’s line item presentation format.

(i)
Under U.S. GAAP, Grubhub’s “Property and equipment, net of depreciation and amortization” includes $96.9 million of software costs which has been reclassified to “Other Intangible assets” in accordance with the Company’s IFRS balance sheet presentation.

(ii)
Under U.S. GAAP, Grubhub separately presents operating lease right-of-use assets of $99.1 million which has been reclassified to “Property and equipment” in accordance with the Company’s IFRS balance sheet presentation.

(iii)
Under U.S. GAAP, $48.6 million of “Short-term investments” and $18.7 million of “Prepaid expenses and other current assets” are presented separately. Each has been reclassified to “Other current assets” in accordance with the Company’s IFRS balance sheet presentation.

(iv)
Under U.S. GAAP, $124.6 million of “Other accruals” and $34.1 million of “accrued payroll” are presented separately.  Each has been reclassified to “Other liabilities” in accordance with the Company’s IFRS balance sheet presentation.

c.
Certain IFRS adjustments and reclassifications were made to reflect the difference in accounting policy under the Company’s IFRS accounting policies, as opposed to U.S. GAAP.  These adjustments have been disclosed in Section B of Part VI (Historical Information relating to Grubhub) of this Circular.

d.	The Grubhub financial information has been converted from US$ to € using the closing exchange rate of €1:US$1.13 at 30 June 2020.

(3)	The adjustments arising as a result of the Transaction are set out below:

The Unaudited Pro Forma Financial Information has been prepared on the basis that the Transaction will be treated as a business combination in accordance with IFRS 3 Business Combinations. Just Eat Takeaway.com expects to undertake a fair value exercise following completion of the Transaction and no account has been taken of any fair value adjustments to the acquired assets and liabilities of Grubhub in the Unaudited Pro Forma Financial Information. Upon completion of the purchase price allocation exercise, the Enlarged Group expects that fair value adjustments will be recognized in respect of certain assets and liabilities.

For the purposes of the unaudited pro forma statement of net assets, the excess purchase consideration over the carrying amount of the net assets acquired has been attributed to the line item goodwill. The fair value adjustments, when finalized following Completion, may be material. The calculation of the adjustment to goodwill is set out below:

	€000	€000
Estimated Purchase Price Consideration (Note a)		6,462,700
Less carrying value of net assets acquired as at 30 June 2020:
Grubhub net assets	1,272,433

Goodwill derecognised	(895,960)
Pro forma net assets acquired		376,473

Pro forma goodwill on Transaction		6,086,227
Adjustment to goodwill (before fair value adjustments to assets and liabilities)		5,190,267
The adjustment to goodwill represents the increase to goodwill that will be generated as a result of the Transaction. No fair value adjustments have been made as these are unknown at the date of this Circular.

The adjustment to cash includes deductions for estimated transaction costs associated with the Transaction of €122.0 million, of which €0.4 million was recognized under Trade payables as at 30 June 2020 and €27.8 million was recognized under Other liabilities as at 30 June 2020. The total costs related to the Transaction are estimated to amount to €124.9 million. Transaction costs of €94.1 million incurred in connection with the Transaction are reflected as an expense in accordance with IFRS 3. The remaining transaction costs of €30.8 million are reflected as a deduction from share premium in accordance with IFRS 3.

(Note a):- Estimated Purchase Price Consideration

Estimated consideration of approximately €6.46 billion is based on the Company’s closing share price of €[98.60] on 9 June 2020. The value of purchase price consideration will change based on fluctuations in the share price of the Company’s common stock and the number of common shares of Grubhub outstanding on the closing date.

The following table summarizes the components of the estimated consideration:

Estimated Grubhub fully diluted shares outstanding*		97,681,806
Exchange ratio		0.6710
Total Company common shares issued		65,544,492
Company’s share price**		€98.60
Total estimated consideration to be paid (EUR)		€6.46 billion
Total estimated consideration to be paid (USD)***	US$	7.34 billion

*     Represents Grubhub’s fully diluted outstanding shares as of 9 June 2020. The final number of shares to be used for calculating the consideration will be determined at Completion and will reflect the additional number of shares which will be issued as a result of share awards vesting in the period up to Completion.

**    Represents the Company’s share price as of 9 June 2020. To determine the preliminary purchase consideration, Just Eat Takeaway.com’s closing price on 9 June 2020 of €98.60 on AMS (principal market) has been used. The actual purchase price will fluctuate between 9 June 2020 and the closing date of the Transaction.

***   Converted to USD from EUR at an exchange rate of 1.13585, the exchange rate at 17:30 CET / 16:30 BST on 9 June 2020.

(4)	No adjustment has been made to reflect the trading results of Just Eat Takeaway.com or Grubhub since 30 June 2020.

Unaudited Pro Forma Income Statement for the year ended 31 December 2019

		Adjustments
	Takeaway.com Group[10] Year ended 31 December 2019	Just Eat Group Year ended 31 December 2019	Grubhub Group Year ended 31 December 2019	Transaction and Just Eat Acquisition adjustments	Unaudited pro forma Enlarged Group
€000	Note 1	Note 2	Note 3	Note 4

Revenue	415,881	1,137,870	1,172,613	—	2,726,364
Cost of sales	(110,892)	(451,534)	(480,316)	—	(1,042,742)
Gross profit	304,989	686,336	692,297		1,683,622

Staff costs	(112,383)	(251,123)	(277,019)	—	(640,525)
Other operating expenses	(232,874)	(287,406)	(333,885)	(207,827)	(1,061,992)
Impairment of goodwill	—	(105,192)	—	—	(105,192)
Depreciation and Amortization expenses	(37,560)	(78,006)	(105,422)	(102,675)	(323,663)
Finance expense	(16,297)	(13,920)	(23,249)	—	(53,466)
Gain on joint venture disposal	6,020	—	—	—	6,020
Gain on disposal of unconsolidated subsidiaries and other businesses		4,678	—	3,309	1,369
Share of results of associates	—	(113,182)	—	—	(113,182)
Loss before income tax	(88,105)	(157,815)	(47,278)	(313,811)	(607,009)

Income tax (expense) / benefit	(27,385)	(28,925)	(10,083)	20,203	(46,190)
Loss for the period	(115,490)	(186,740)	(57,361)	(293,608)	(653,199)

(1)	The income statement of the Takeaway.com Group for the year ended 31 December 2019 has been extracted, without material adjustment, from the Takeaway.com audited consolidated financial statements for the year ended 31 December 2019, which are incorporated by reference into this document.

(2)
The income statement of the Just Eat Group for the year ended 31 December 2019 has been derived from the Just Eat audited consolidated financial statements for the year ended 31 December 2019, which are incorporated by reference into this document. The income statement reflects certain reclassifications of Just Eat’s income statement categories to conform to Takeaway.com’s presentation, which are summarized below:

10
In this Section A of Part VII (Unaudited Pro Forma Financial Information relating to the Enlarged Group) of this Circular (only), the terms “Takeaway.com” and “Takeaway.com Group” are used to refer to the legacy Takeaway.com business of the Group prior to the Just Eat Acquisition.

Just Eat income statement line items	Just Eat income statement line items for the year ended 31 December 2019 (Note a)	Company income statement line items	Just Eat Income Statement for the year ended 31 December 2019 under the Company’s income statement presentation (Note b)	Adjustment for accounting for order pads (Note c)	Just Eat Income Statement for the year ended 31 December 2019 under the Company’s presentation and after adjustments	Translated into the Company’s reporting currency (Note d)
	GBP ‘000		GBP ‘000	GBP ‘000	GBP ‘000	€	‘000

Revenues	997,300	Revenue	997,300	—	997,300		1,137,870
Cost of sales	(376,700)	Cost of sales	(376,700)	(19,052)	(395,752)		(451,534)
Gross profit	620,600	Gross profit	620,600	(19,052)	601,548		686,336
Impairment of goodwill	(92,300)
Other operating costs	(541,700)
Operating loss	(13,400)
		Staff costs	(220,100)	—	(220,100)		(251,123)
		Other operating expenses	(251,900)	—	(251,900)		(287,406)
		Impairment charges	(94,300)	2,103	(92,197)		(105,192)
		Depreciation and Amortization expenses	(79,800)	11,431	(68,369)		(78,006)
Finance costs	(9,300)
Other gains and losses	(11,500)
Investment revenue	600
	(20,200)	Finance expense	(12,200)	—	(12,200)		(13,920)
		Gain on disposal of unconsolidated subsidiaries and other businesses	4,100		4,100		4,678
Share of results of associates	(99,200)	Share of loss of joint ventures / associates	(99,200)	—	(99,200)		(113,182)

Loss before income tax	(132,800)	Loss before income tax	(132,800)	(5,518)	(138,318)		(157,815)

Income tax (expense) / benefit	(26,400)	Income tax (expense) / (benefit	(26,400)	1,048	(25,352)		(28,925)

Loss for the period	(159,200)	Loss for the period	(159,200)	(4,470)	(163,670)		(186,740)

Notes:

a.
The Just Eat income statement line items are extracted, without material adjustment, from Just Eat’s audited consolidated income statement for the year ended 31 December 2019, which is incorporated by reference into this document.

b.	This reflects Just Eat’s audited consolidated income statement for the year ended 31 December 2019 re-presented to conform to the Company’s line item presentation format.

(i)
Just Eat’s Other operating costs balance includes £220.1 million of Staff costs, £79.8 million of Depreciation and Amortization expenses.  £2.0 million of Impairment charges and £3.4 million of foreign exchange losses (Finance costs) which have been reclassified to separate financial statement lines in accordance with the Company’s IFRS presentation.

(ii).
Just Eat’s Other gains and losses balance includes £15.5 million which has been reclassified to Other operating expenses and £4.1 million which has been reclassified to Gain on disposal of unconsolidated subsidiaries and other businesses in accordance with the Company’s IFRS presentation.

(iii)	Just Eat separately presents Investment revenue of £0.6 million which has been reclassified to the Finance expense financial statement line in accordance with the Company’s IFRS presentation.

c.
Under its previous policy, Just Eat elected to capitalize the cost of order pads that are distributed to restaurants for purposes of order fulfilment. The cost for the devices was then amortized over three years.  Under Takeaway.com’s policy, the costs for these devices are expensed immediately.  As such, a policy alignment has been recorded to reflect the cost of expensing these devices.  The tax adjustment that is recorded in relation to this alignment is based on statutory tax rate for the UK listed in note 7 below.

d.	The Just Eat financial information has been converted from GBP to € using the average rate for the financial year ended 31 December 2019 of €1:GBP 0.876.

(3)
The income statement of the Grubhub Group for the year ended 31 December 2019 has been extracted from Grubhub’s audited consolidated income statement for the year ended 31 December 2019, which is included in Section A of Part VI (Historical Information relating to Grubhub) of this Circular, as adjusted to the Company’s accounting policies and presentation. A reconciliation of Grubhub’s income statement to the Company’s accounting policies and presentation is presented below:

Grubhub income statement sheet line items	Grubhub income statement line items for the year ended 31 December 2019 (Note a)	Company income statement line items	Grubhub income statement for the year ended 31 December 2019 under the Company’s income statement presentation (Note b)	IFRS adjustments (Note c)	Grubhub income statement for the year ended 31 December 2019 under the Company’s income statement presentation and after IFRS adjustments	Translated into the Company’s reporting currency (Note d)
	US$’000		US$’000	US$’000	US$’000	€	’000

Revenues	1,312,151	Revenue	1,312,151	-	1,312,151		1,172,613
		Cost of sales	(522,716)	(14,757)	(537,473)		(480,316)
		Gross profit	789,435	(14,757)	774,678		692,297
		Staff costs	(289,061)	(20,923)	(309,984)		(277,019)
		Other operating expenses	(391,208)	17,591	(373,617)		(333,885)
Costs and expenses:
Operations and support	(675,471)
Sales and marketing	(310,299)
Technology (exclusive of amortization)	(115,297)
General and administrative	(101,918)
Depreciation and amortization	(115,449)	Depreciation and Amortization expenses	(115,449)	(2,518)	(117,967)		(105,422)
Total costs and expenses	(1,318,434)
Loss from operations	(6,283)
Interest expense - net	(20,493)	Finance expense	(20,493)	(5,523)	(26,016)		(23,249)
Loss before provision for income taxes	(26,776)	Loss before income tax	(26,776)	(26,130)	(52,906)		(47,278)
Income tax (expense) / benefit	8,210	Income tax (expense) / benefit	8,210	(19,493)	(11,283)		(10,083)
Net (loss) attributable to common stockholders	(18,566)	Loss for the period	(18,566)	(45,623)	(64,189)		(57,361)

Notes:

a.
The Grubhub income statement line items are extracted, without material adjustment, from Grubhub’s audited consolidated income statement for the year ended 31 December 2019, which is included in Section A of Part VI (Historical Information relating to Grubhub) of this Circular.

b.	This reflects Grubhub’s audited consolidated income statement for the year ended 31 December 2019 re-presented to conform to the Company’s line item presentation format.

(i)
Grubhub’s Operations and support balance includes $520.1 million and its Sales and marketing balance includes $2.6 million which have been reclassified to the Cost of sales financial statement line in accordance with the Company’s IFRS presentation.

(ii)
Grubhub’s Operations and support balance, Sales and marketing balance, Technology balance, and General and administrative balance includes $69.7 million, $70.8 million, $104.8 million, and $43.8 million, respectively, that have been reclassified to the Staff cost financial statement line in accordance with the Company's IFRS presentation.

(iii)
Grubhub’s Operations and support balance, Sales and marketing balance, Technology balance, and General and administrative balance includes $85.7 million, $236.9 million, $10.5 million, and $58.1 million, respectively, that have been reclassified to the Other operating expenses financial statement line in accordance with the Company's IFRS presentation.

(iv)	Grubhub’s Interest expense-net balance of $20.5 million has been presented as Finance expense in accordance with the Company's IFRS presentation.

c.
Certain IFRS adjustments and reclassifications were made to reflect the difference in accounting policy and presentation under the Company’s IFRS accounting policies, as opposed to U.S. GAAP.  These adjustments have been disclosed in Section B of Part VI (Historical Information relating to Grubhub) of this Circular.

d.	The Grubhub financial information has been converted from US$ to € using the average rate for the financial year ended 31 December 2019 of €1:US$1.12.

(4)
The adjustment to other operating expenses consists of the costs related to the Transaction, which are estimated to amount to €94.1 million, and costs related to the Just Eat Acquisition, which amount to €113.7 million, leading to a total adjustment of €207.8 million (reflected as an expense in accordance with IFRS 3).

The total costs related to the Transaction are estimated to amount to €124.9 million. Transaction costs of €94.1 million incurred in connection with the Transaction are reflected as an expense. The remaining transaction costs of €30.8 million are reflected as a deduction from share premium in accordance with IFRS 3. The adjustment relates to estimated transaction costs that are reflected as an expense of €36.2 million incurred by Just Eat Takeaway.com and €57.9 million incurred by Grubhub. This adjustment does not have a continuing impact on the Enlarged Group.

The total transaction costs in connection with the Just Eat Acquisition amount to €184.4 million. The total transaction fees incurred and expensed in accordance with IFRS 3 in connection with the Just Eat Acquisition were €75.9 million for Takeaway.com and €84.9 million for Just Eat. The remaining transaction costs of €23.6 million are reflected as a deduction from share premium in accordance with IFRS 3. Transaction fees of €38.7 million incurred before 1 January 2020 are included in Takeaway.com’s income statement for the year ended 31 December 2019 and transaction fees of €8.3 million incurred before 1 January 2020 are included in Just Eat’s income statement for the year ended 31 December 2019. The remaining amounts of €37.2 million incurred and expensed by Takeaway.com after 1 January 2020 and €76.6 million incurred and expensed by Just Eat after 1 January 2020 are reflected in this adjustment for the total amount of €113.7 million. This adjustment does not have a continuing impact on the Enlarged Group.

The adjustment to Depreciation and amortization consists of the increase in annualized amortization of €102.7 million relating to the provisional purchase price allocation related to the Just Eat Acquisition. The adjustment to income tax (expense) / benefit for the increase in amortization was €19.5 million recorded at the statutory tax rate for the UK described in note 7 below. This adjustment has a continuing impact on the Enlarged Group.

The increase in annualized amortization charge of €102.7 million relating to the Just Eat Acquisition comprises a €164.4 million annual amortization charge based on the provisional purchase price allocation as included in the Just Eat Takeaway.com H1 2020 unaudited interim condensed consolidated financial statements, and a reversal of €61.7 million which has been recognized in the income statement of Just Eat for the year ended 31 December 2019. No amortization relating to the Just Eat Acquisition was recorded in the Takeaway.com audited consolidated financial statements for the year ended 31 December 2019.

The adjustment to Gain on disposal of unconsolidated subsidiaries and other businesses represent the removal of the gain of €3.3 million recognized by Just Eat upon the sale of certain assets in the United States to Grubhub during the year ended 31 December 2019, which would not be reported by the Enlarged Group. The adjustment to income tax (expense) / benefit for the removal of this gain was €0.7 million, calculated using Just Eat’s U.S. tax rate of 21% in 2019.

(5)
The unaudited pro forma income statement does not reflect the effect of any fair value adjustments which may be recorded to acquired assets and liabilities as a result of the Transaction. Upon completion of the purchase price allocation exercise, which will be finalized after completion of the Transaction, additional depreciation of property, plant and equipment and amortization of Intangible assets, amongst other things, may be required in the Enlarged Group’s financial statements.

(6)	No adjustment has been made to reflect the trading results of Just Eat Takeaway.com, Just Eat or Grubhub since 31 December 2019.

No adjustment has been made to reflect the effect of any synergies and efficiencies or the related costs of achieving synergies that may result from the Transaction or the Just Eat Acquisition.

With the exception of consolidating the future trading results of Just Eat and Grubhub into the Group and the incremental increase in Depreciation and amortization and related tax effect, the aforementioned adjustments to the Income Statement are not expected to have a continuing impact on the Enlarged Group.

(7)
The estimated income tax impacts of the pre-tax adjustments are calculated using an statutory rate of 25%, 19%, and 21% in the Netherlands, the United Kingdom, and the United States, respectively, which is based on preliminary assumptions related to the jurisdictions in which the income (expense) adjustments will be recorded. The blended statutory rate of the Enlarged Group following the Transaction could be significantly different depending on post-Transaction activities and the geographical mix of profit or loss before taxes.

(8)	A reconciliation of pro forma profit/(loss) before income tax to pro forma Adjusted EBITDA of the Enlarged Group for the year ended 31 December 2019 is set out below:

		Adjustments
	Takeaway.com Year ended 31 December 2019	Just Eat Year ended 31 December 2019	Grubhub Inc. Year ended 31 December 2019	Transaction and Just Eat Acquisition adjustments	Unaudited pro forma Enlarged Group
€’000	Note 1*	Note 2*	Note 3*	Note 4*

Loss before income tax	(88,105)	(157,815)	(47,278)	(313,811)	607,009

Add back items not included in Adjusted EBITDA:
- Finance income and expenses and foreign exchange losses	16,297	13,920	23,249	-	53,466
- Share-based payments	2,848	12,094	83,827	-	98,769
- Gain on joint venture disposal	(6,020)	-	-	-	(6,020)
- Share of loss of joint ventures	-	113,182	-	-	113,182
- Gain on disposal of unconsolidated subsidiaries and other businesses	-	(4,678)	-	3,309	(1,369)
- Depreciation, amortization and impairments	37,560	183,198	105,422	102,675	428,855
Acquisition, related transaction, restructuring and integration costs	49,691	46,665	3,668	207,827	307,851

Adjusted EBITDA	12,271	206,566	168,888	-	387,725

* - For information on the notes to the unaudited pro forma Adjusted EBITDA reconciliation table, refer to notes 1 to 7 of the Unaudited Pro Forma Income Statement for the year ended 31 December 2019 above.

SECTION B: ACCOUNTANT’S REPORT ON UNAUDITED PRO FORMA FINANCIAL INFORMATION

Management Board on behalf of
Just Eat Takeaway.com N.V.
Oosterdokstraat 80
1011 DK Amsterdam

25 August 2020

To: the Management Board of Just Eat Takeaway.com N.V.

We have completed our assurance engagement to report on the compilation of the unaudited pro forma consolidated financial information of Just Eat Takeaway.com N.V. (the “Company”) by the Management Board. The unaudited pro forma consolidated financial information consists of the unaudited pro forma consolidated balance sheet as at 30 June 2020, the unaudited pro forma consolidated income statement for the year ended 31 December 2019, and related notes as set out in Section A of Part VII (Unaudited Pro Forma Financial Information relating to the Enlarged Group) of the Class 1 circular issued on 25 August 2020 (the “Circular”) by the Company. The applicable criteria on the basis of which the Management Board has compiled the pro forma financial information are specified in Annex 20 of the Commission Delegated Regulation (EU) 2019/980 supplementing Regulation (EU) 2017/1129 (the “Prospectus Regulation”) and as applied by Listing Rule 13.3.3R as described in Section A of the Unaudited Pro Forma Consolidated Financial Information.

The unaudited pro forma consolidated financial information has been compiled by the Management Board to illustrate the impact of the proposed all-share combination of the Company with Grubhub Inc. (the “Transaction”) and the acquisition by the Company of Just Eat plc on 31 January 2020 (the “Just Eat Acquisition”), on the Company’s financial position as if the Transaction had taken place on 30 June 2020 and the Company’s financial performance for the year ended 31 December 2019 as if the Transaction and the Just Eat Acquisition had taken place at 1 January 2019. As part of this process, information about the Company’s financial performance has been extracted by the Management Board from the Company’s financial statements for the year ended 31 December 2019, on which an audit report in relation to Takeaway.com N.V. has been issued on 12 February 2020.

Management Board’s responsibility for the Pro Forma Financial Information

The Management Board is responsible for compiling the unaudited pro forma consolidated financial information on the basis of the applicable criteria as required by sections 1 and 2 of Annex 20 of the Commission Delegated Regulation (EU) 2019/980 supplementing Regulation (EU) 2017/1129 and as applied by Listing Rule 13.3.3R.

Practitioner’s Responsibilities

Our responsibility is to express an opinion as required by section 3 of Annex 20 of the Commission Delegated Regulation (EU) 2019/980 supplementing Regulation (EU) 2017/1129, as applied by Listing Rule 13.3.3R, as to the proper compilation of the pro forma financial information. We conducted our engagement in accordance with Dutch law, including the Dutch Standard 3420, “Assurance Engagements to Report on the Compilation of Pro Forma Financial Information Included in the Prospectus”. This standard requires that the practitioner comply with ethical requirements and plan and perform procedures to obtain reasonable assurance about whether the Management Board has compiled, in all material respects, the pro forma financial information on the basis of the applicable criteria as set out in Section A of the Unaudited Pro Forma Consolidated Financial Information.

For purposes of this engagement, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used in compiling the pro forma financial information, nor have we, in the course of this engagement, performed an audit or review of the financial information used in compiling the unaudited pro forma consolidated financial information.

The purpose of unaudited pro forma consolidated financial information included in the Circular is solely to illustrate the impact of a significant event or transaction on unadjusted financial information of the Company as if the event had occurred or the transaction had been undertaken at an earlier date selected for purposes of the illustration. Accordingly, we do not provide any assurance that the actual outcome of the event or transaction at 1 January 2019 for the income statement and 30 June 2020 for the balance sheet would have been as presented.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to the Company’s Shareholders as a result of the inclusion of this report in the Circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of or in accordance with this report or our statement, required by and given solely for the purposes of complying with Listing Rule 13.4.1R (6), consenting to its inclusion in the Circular.

A reasonable assurance engagement to report on whether the unaudited pro forma consolidated financial information has been compiled, in all material respects, on the basis of the applicable criteria involves performing procedures to assess whether the applicable criteria used by the Management Board in the compilation of the pro forma financial information provide a reasonable basis for presenting the significant effects directly attributable to the event or transaction, and to obtain sufficient appropriate evidence about whether:

(A)	The related pro forma adjustments give appropriate effect to those criteria, and

(B)	The pro forma financial information reflects the proper application of those adjustments to the unadjusted financial information.

The procedures selected depend on the practitioner’s judgment, having regard to the practitioner’s understanding of the nature of the company, the event or transaction in respect of which the pro forma financial information has been compiled, and other relevant engagement circumstances.

The engagement also involves evaluating the overall presentation of the unaudited pro forma consolidated financial information.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion:

(A)
The unaudited pro forma consolidated financial information has been properly compiled on the basis stated in Part VII (Section A: Unaudited Pro Forma Financial Information relating to the Enlarged Group) of the Circular, and

(B)	Such basis is consistent with the accounting policies of the Company as described in the notes to the IFRS consolidated financial statements of the Company for the year ended 31 December 2019.

Amsterdam, 25 August 2020

Deloitte Accountants B.V.

Signed on the original A. Sandler

PART VIII
ADDITIONAL INFORMATION

1.	Responsibility

Just Eat Takeaway.com and the Managing Directors and Supervisory Directors, whose names appear in paragraph 4 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of Just Eat Takeaway.com and the Managing Directors and Supervisory Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Just Eat Takeaway.com information

The Company was incorporated as a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) on 30 December 2005 and operates under the laws of the Netherlands. The Company was converted to a public limited liability company (naamloze  vennootschap) on 3 October 2016. The seat of the Company is in Amsterdam, the Netherlands, and its address is Oosterdoksstraat 80, 1011 DK Amsterdam, the Netherlands. The Company’s telephone number is +31 (0)20 210 7000 and its website is www.justeattakeaway.com. The Company is registered in the Commercial Register of the Chamber of Commerce (Handelsregiste van de Kamer van Koophandel) under number 08142836 and its legal entity identifier is 724500FVZIBSSQ7SHI95.

3.	New Just Eat Takeaway.com Shares and New Just Eat Takeaway.com ADSs

Listing and trading of New Just Eat Takeaway.com Shares on the London Stock Exchange and Euronext Amsterdam

Applications will be made to (i) the FCA and the London Stock Exchange for the New Just Eat Takeaway.com Shares to be admitted to listing on the FCA’s Official List and to trading on the London Stock Exchange’s Main Market respectively and to (ii) Euronext Amsterdam for the New Just Eat Takeaway.com Shares to be admitted to listing and trading on Euronext Amsterdam, in each case to the extent any Just Eat Takeaway.com Shares are then listed on such exchange.

Subject to the satisfaction (or, where applicable, the waiver) of the Conditions, it is expected that the Transaction will become effective and the New Just Eat Takeaway.com Shares will commence trading on the London Stock Exchange and Euronext Amsterdam in or around H1 2021, in each case to the extent any Just Eat Takeaway.com Shares are then listed on such exchange.

The New Just Eat Takeaway.com Shares will be issued credited as fully paid and on identical terms and will rank pari passu with the Just Eat Takeaway.com Shares in issue at the time, including in respect of the right to receive and retain all dividends and other distributions declared, made or paid on the Just Eat Takeaway.com Shares after the Transaction becomes effective.

The Just Eat Takeaway.com Shares are, and the New Just Eat Takeaway.com Shares will be, in registered form (op naam) only. No share certificates (aandeelbewijzen) are or will be issued. If requested, the Management Board will provide a Just Eat Takeaway.com Shareholder, usufructuary or pledgee of Just Eat Takeaway.com Shares with an extract from the register relating to his or her title to a Just Eat Takeaway.com Share free of charge. If the Just Eat Takeaway.com Shares are encumbered with a right of usufruct, the extract will state to whom such rights will fall to. The shareholders’ register is kept by the Management Board.

When admitted to trading, the New Just Eat Takeaway.com Shares will be registered with the same International Security Identification Number (ISIN) as is used for Just Eat Takeaway.com Shares, which is NL0012015705.  The New Just Eat Takeaway.com Shares will be admitted to trading on (i) the London Stock Exchange under the symbol “JET” and (ii) Euronext Amsterdam under the symbol “TKWY”, in each case to the extent any Just Eat Takeaway.com Shares are then listed on such exchange.

Registration with the SEC and listing and trading of New Just Eat Takeaway.com ADSs on the NYSE or the NASDAQ

In connection with the Transaction, Just Eat Takeaway.com will apply to register the offering of the New Just Eat Takeaway.com Shares under the Securities Act and to list the New Just Eat Takeaway.com ADSs on the NYSE or the NASDAQ. The depositary bank will be responsible for issuing the New Just Eat Takeaway.com ADSs.

Subject to the satisfaction (or, where applicable, the waiver) of the Conditions, it is expected that the Transaction will become effective and dealings in the New Just Eat Takeaway.com ADSs will commence on the NYSE or the NASDAQ in or around H1 2021.

The New Just Eat Takeaway.com ADSs will be capable of being held in certificated and uncertificated form. The New Just Eat Takeaway.com ADSs will be issued in uncertificated book-entry form, unless a physical New Just Eat Takeaway.com ADS is requested or otherwise required by applicable law, in which case Just Eat Takeaway.com will cause such receipt representing such New Just Eat Takeaway.com ADS to be sent to such holder.

The holders of New Just Eat Takeaway.com ADSs, subject to the limitations provided for in General Instruction I.A.1 of Form F-6, will have the right at any time to exchange their New Just Eat Takeaway.com ADSs for the underlying Just Eat Takeaway.com Shares.

Fractional entitlements

No fractional New Just Eat Takeaway.com ADSs will be issued to Grubhub Stockholders.  Any Grubhub Stockholder who would otherwise be entitled to receive a fraction of a New Just Eat Takeaway.com ADS will, in lieu thereof, be entitled to receive an amount in cash (rounded to the nearest cent, without interest and subject to any withholding tax) equal to the product obtained by multiplying (i) the fractional New Just Eat Takeaway.com ADS interest to which such Grubhub Stockholder would otherwise be entitled (rounded to three decimal places after applying the exchange ratio of 0.6710 and after aggregating all fractional New Just Eat Takeaway.com ADS interests that would otherwise be received by such Grubhub Stockholder) by (ii) an amount equal to the volume-weighted average price of Just Eat Takeaway.com Shares (as reported by Bloomberg) on the London Stock Exchange for the five trading days immediately prior to the closing of the Transaction.

Under the Merger Agreement, on Grubhub’s reasonable request, the Company will permit (but not obligate) Grubhub Stockholders to elect to receive Just Eat Takeaway.com Shares (or CDIs representing Just Eat Takeaway.com Shares) in lieu of New Just Eat Takeaway.com ADSs.  In such circumstances, fractional Just Eat Takeaway.com Shares will be dealt with in the same way as fractional New Just Eat Takeaway.com ADSs.

4.	Just Eat Takeaway.com Boards

The Managing Directors are as follows:

Name	Position
Jitse Groen	Chief Executive Officer
Brent Wissink	Chief Financial Officer
Jörg Gerbig	Chief Operating Officer

The Supervisory Directors are as follows:

Name	Position
Adriaan Nühn	Chairman of the Supervisory Board
Corinne Vigreux	Vice-Chairman of the Supervisory Board
Gwyn Burr	Member of the Supervisory Board
Jambu Palaniappan	Member of the Supervisory Board
Ron Teerlink	Member of the Supervisory Board

5.	Details of the service contracts of the Managing Directors

As at the date of this Circular, the three Managing Directors each have a service agreement (overeenkomst van opdracht) with the Company. The terms and conditions of these service agreements are governed by Dutch law.  The contractual severance arrangements of the Managing Directors provide for compensation for the loss of income resulting from a non-voluntary termination of employment. In that situation, the severance package is equal to the sum of the six-month gross fixed base salary of the respective Managing Director.

The Supervisory Directors each have an agreement for their engagement with the Company, which are governed by Dutch law.  These agreements do not contain any severance provisions.

6.	Managing Directors’ interests in Just Eat Takeaway.com Shares

Holdings of the Managing Directors in Just Eat Takeaway.com Shares

The interests (all of which, unless otherwise stated, are beneficial) of the Managing Directors in Just Eat Takeaway.com Shares as at the Latest Practicable Date, and as expected to subsist immediately following Admission, are set out in the following table:

Name of Managing Director	Number of Just Eat Takeaway.com Shares held as at the Latest Practicable Date (Note 1)	Percentage of issued share capital as at the Latest Practicable Date (%)	Number of Just Eat Takeaway.com Shares held immediately following Admission (Note 2)	Percentage of issued share capital immediately following Admission (%) (Note 2)
Jitse Groen	15,304,796	10.3	15,304,796	7.1
Brent Wissink	150,581	0.1	150,581	0.1
Jörg Gerbig	340,000	0.2	340,000	0.2

Note 1: Jitse Groen and Jörg Gerbig’s Just Eat Takeaway.com Shares are held via personal holding companies.

Note 2: Assuming that: (i) the holdings of such persons in Just Eat Takeaway.com and/or Grubhub as at the Latest Practicable Date do not change prior to Admission; (ii) 65,544,492 New Just Eat Takeaway.com Shares are issued in connection with the Transaction; and (iii) no other issues of Just Eat Takeaway.com Shares occur between the Latest Practicable Date and Admission.

Taken together, the combined percentage interest of the Managing Directors in the voting rights in respect of the issued share capital of Just Eat Takeaway.com as at the Latest Practicable Date was approximately 10.6%. As at the Latest Practicable Date none of the Managing Directors held any interests in the issued share capital of Grubhub.

Taken together, and subject to the assumptions in Note 1 above, the combined percentage interest of the Managing Directors in the voting rights in respect of the issued share capital of Just Eat Takeaway.com immediately following Admission will be approximately 7.4%.

As at the Latest Practicable Date, none of the Supervisory Directors held any Just Eat Takeaway.com Shares.

Interests of the Managing Directors in Just Eat Takeaway.com Shares pursuant to Just Eat Takeaway.com’s share plans

In addition to their interests disclosed above, as at the Latest Practicable Date, the Managing Directors had the following outstanding awards of Just Eat Takeaway.com Shares under the terms of the Long Term Incentive Plan as set forth in the remuneration policy for the Management Board (the “LTIP”):

	The main conditions of share plans					Information regarding FY 2019
Name of Director, position	Specifications of LTIP performance period	Award date	Vesting date	End of holding period	Exercise period	Strike price of the share (in €)	Share option awarded at the beginning of the year	Share option awarded	Share option vested	Market value of share option vested (in €)	Share option subject to a performance condition	Share option awarded and uninvested	Share option subject to a holding period
J. Groen - CEO	2017-2019	31.12.2016	31.12.2019	n.a.	1.1.2020 to 31.12.2026	23.37	7,225	—	5,780	475,116	—	—	n.a.
	2018-2020	31.12.2017	31.12.2020	n.a.	1.1.2021 to 31.12.2027	49.06	12,340	—	—	—	12,340	12,340	n.a
	2019-2021	31.12.2018	31.12.2021	n.a.	1.1.2022 to 31.12.2028	54.62	11,655	—	—	—	11,655	11,655	n.a
B. Wissink – CFO	2017-2019	31.12.2016	31.12.2019	n.a.	1.1.2020 to 31.12.2026	23.37	6,322	—	5,058	415,768	—	—	n.a
	2018-2020	31.12.2017	31.12.2020	n.a.	1.1.2021 to 31.12.2027	49.06	10,798	—	—	—	10,798	10,798	n.a
	2019-2021	31.12.2018	31.12.2021	n.a.	1.1.2022 to 31.12.2028	54.62	10,198	—	—	—	10,198	10,198	n.a
J. Gerbig – COO	2017-2019	31.12.2016	31.12.2019	n.a.	1.1.2020 to 31.12.2026	23.37	5,870	—	4,697	386,093	—		n.a
	2018-2020	31.12.2017	31.12.2020	n.a.	1.1.2021 to 31.12.2027	49.06	10,027	—	—	—	10,027	10,027	n.a
	2019-2021	31.12.2018	31.12.2021	n.a.	1.1.2022 to 31.12.2028	54.62	9,470	—	—	—	9,470	9,470	n.a

As at the Latest Practicable Date, none of the Supervisory Directors had any outstanding options over Just Eat Takeaway.com Shares.

7.	Grubhub key individuals

Grubhub’s executive officers are as follows:

Name	Position
Matthew Maloney	Chief Executive Officer
Adam DeWitt	President, Chief Financial Officer and Treasurer
Margo Drucker	Chief Legal Officer and Secretary
Samuel Hall	Chief Product Officer
Brandt Kucharski	Chief Accounting Officer

Matthew Maloney has served as Grubhub’s Chief Executive Officer and a member of Grubub’s board since 8 August 2013, the date of the business combination (the “Seamless Merger”) of Grubhub Holdings Inc. (“Grubhub Holdings”), Seamless Holdings Corporation (“Seamless Holdings”) and Seamless North America, LLC (together with Seamless Holdings, “Seamless”), and as Grubhub’s President from August 2015 to January 2018. Prior to the Seamless Merger, Mr. Maloney served as Chief Executive Officer and a member of the board of directors of Grubhub Holdings, a company he co-founded in 2004. Mr. Maloney led Grubhub Holdings through five rounds of investment funding, the acquisition of DotMenu, the Seamless Merger and Grubhub’s initial public offering in April 2014. Mr. Maloney currently serves as an advisory board member for The University of Chicago Booth School of Business Polsky Center for Entrepreneurship. He is a member of ChicagoNEXT, an organization dedicated to driving growth and opportunity in the Chicago business community. He also serves on the Board of Trustees of the Museum of Science and Industry in Chicago as well as on the board of 1871, a non-profit digital startup incubator. He served on the board of directors of Merge Healthcare Incorporated, a provider of enterprise imaging software solutions, from August 2012 until Merge Healthcare was acquired by IBM in October 2015. Mr. Maloney holds a B.A. from Michigan State University and an M.B.A. and MSCS from the University of Chicago.

Adam DeWitt has served as Grubhub’s Chief Financial Officer and Treasurer since the Seamless Merger and as Grubhub’s President since January 2018. From November 2011 until the date of the Seamless Merger, he served as Chief Financial Officer and Treasurer of Grubhub Holdings. From March 2007 to October 2011, he served as Chief Financial Officer of publicly-held optionsXpress. Mr. DeWitt is currently a member of the board of directors of Ritchie Bros. Auctioneers Incorporated, BuiltWorlds and The Joffrey Ballet, and served as treasurer for The Joffrey for five years. Mr. DeWitt is also on the Board of Trustees of the Bernard Zell Anshe Emet Day School. Mr. DeWitt holds a B.A. in Economics from Dartmouth College.

Margo Drucker has served as Grubhub’s Senior Vice President, General Counsel and Secretary since the Seamless Merger, and as Chief Legal Officer since January 2020. From June 2012 until the date of the Seamless Merger, Ms. Drucker served as Vice President, General Counsel and Secretary of Seamless. From November 2005 to June 2012, she served as Senior Vice President and Senior Deputy General Counsel at Martha Stewart Living Omnimedia, Inc., and prior to that, held positions as an attorney at The New York Times Company and Simon & Schuster, Inc. Ms. Drucker holds a B.A. in History and Economics from Brown University and a J.D. from New York University School of Law.

Samuel Hall has served as Grubhub’s Chief Product Officer since March 2018. From January 2016 to February 2018, Mr. Hall was chief product and technology officer of ClassPass, where he led the company’s engineering, product and design teams. Previously, from May 2006 to December 2015, Mr. Hall served in various roles at Amazon, including as vice president of consumable customer experience, where he oversaw worldwide product management, design, data analytics and engineering for cross-category products and programs; and before that, as vice president of mobile, where he oversaw Amazon’s mobile shopping applications and websites. Mr. Hall has a B.S. from the University of the Pacific and an MBA from the University of Washington.

Brandt Kucharski has served as Grubhub’s Chief Accounting Officer and Controller since August 2019. Prior to his appointment as Chief Accounting Officer, Mr. Kucharski served as Grubhub’s Controller since 2010. In the role of Chief Accounting Officer and Controller, Mr. Kucharski leads the Company’s external financial reporting, technical accounting, treasury and corporate internal controls functions, and serves as Grubhub’s “Principal Accounting Officer” under SEC rules. Prior to Grubhub, Mr. Kucharski served as the Director of Transaction Services for international consulting firm SAGIN, LLC, after working with global accounting firm Crowe LLP. Mr. Kucharski is Chairman Emeritus for Holiday Heroes Foundation and serves on the boards of Realync, Evolveher, Prohabits and the Northern Illinois University Accounting Department. Mr. Kucharski holds a Masters of Accounting from Northern Illinois University and is a Certified Public Accountant.

8.	Major interests in Just Eat Takeaway.com Shares

In addition to the interests of the Managing Directors set out in paragraph 6 above, as at the Latest Practicable Date, according to the AFM register, the following persons are, or, based on the following assumptions, will at Admission be, interested directly or indirectly in 3% or more of the voting rights in respect of the issued share capital of Just Eat Takeaway.com. The position at Admission assumes that: (i) the direct and/or indirect shareholdings of such persons in Just Eat Takeaway.com and/or Grubhub as at the Latest Practicable Date do not change prior to Admission; (ii) 65,544,492 New Just Eat Takeaway.com Shares are issued in connection with the Transaction; and (iii) no other issues of Just Eat Takeaway.com Shares occur between the Latest Practicable Date and Admission11:

Name of Shareholder	Number of Just Eat Takeaway.com Shares as at the Latest Practicable Date	Percentage of issued share capital as at the Latest Practicable Date (%)	Number of Just Eat Takeaway.com Shares as at Admission	Percentage of issued share capital as at Admission (%)
Morgan Stanley	25,433,913	17.1	26,569,156	12.4
Gribhold	15,304,796	10.3	15,304,796	7.1
Delivery Hero SE	14,900,000	10.0	14,900,000	7.0
BlackRock, Inc.	8,762,375	5.9	14,050,044	6.6
Baillie Gifford & Co.	7,453,304	5.0	10,251,790	4.8
Cat Rock Capital Management	6,458,948	4.3	6,458,948	3.0
Capital Group Holdings	6,058,545	4.1	6,058,545	2.8
AKO Capital LLP	4,512,856	3.0	4,512,856	2.1
The Vanguard Group, Inc.	3,756,938	2.5	9,391,188	4.4
Caledonia (Private) Holdings Pty Ltd.	-	-	11,097,121	5.2

[11]
This table reflects filings with the AFM register of direct and indirect shareholdings, whether actually or potentially held, as at the Latest Practicable Date and does not, for the avoidance of doubt, convey a statement of the Company’s views as to whether or not any such shareholder is entitled to hold such shares.

9.	Material contracts

Just Eat Takeaway.com

Below is a summary of (i) each material contract (other than a contract entered into in the ordinary course of business) to which Just Eat Takeaway.com or another member of the Just Eat Takeaway.com Group is a party which has been entered into within the two years immediately preceding the date of this Circular, and (ii) any other contract (other than a contract entered into in the ordinary course of business) entered into by any member of the Just Eat Takeaway.com Group which contains any provision under which any member of the Just Eat Takeaway.com Group has an obligation or entitlement that is material to the Just Eat Takeaway.com Group as of the date of this Circular.

(a)	Merger Agreement

A description of the principal terms of the Merger Agreement is set out in Part V (Key Transaction Documents) of this document.

(b)	Relationship Agreement

As part of the acquisition by Just Eat Takeaway.com (at that time named Takeaway.com N.V.) and Takeaway.com Group B.V. of the German businesses of Delivery Hero SE (“Delivery Hero”), consisting of Delivery Hero Germany GmbH and Foodora GmbH, which operate the Pizza.de, Lieferheld and foodora brands in Germany (the “German Delivery Hero Businesses”) (considering that certain intellectual property rights and IT of Delivery Hero were not transferred, but rather licensed during a transitional period) (the “DH Transaction”), the Company and Delivery Hero have entered into a relationship agreement for a period ending on the later of (i) seven years after completion of the DH Transaction on 1 April 2019 (“DH Completion”) and (ii) the date on which Delivery Hero no longer holds any Just Eat Takeaway.com Shares (the “Relationship Agreement”).

Certain key terms and conditions of the Relationship Agreement are described below.

i.
Pursuant to the Relationship Agreement, following DH Completion, Delivery Hero will have the right to designate one person for appointment to the Supervisory Board (provided that such person is independent), who shall be a member of the audit committee of the Supervisory Board (if installed). The right to designate a person for appointment to the Supervisory Board will expire on the date that Delivery Hero holds less than 9.99% of the Company’s issued and outstanding share capital (provided that this right will not expire as long as Delivery Hero’s (deemed) shareholding in the Company is equal to or exceeds 9.99%, taking into account the number of shares issuable to Delivery Hero under the transferable call option over all such shares in the Company that may not be issued to Delivery Hero at DH Completion (the “Consideration Shares Call Option”)), and the designated Supervisory Board director will resign as of the Company’s first general meeting that is convened thereafter (unless the Supervisory Board unanimously decides otherwise). The appointment of such Delivery Hero Supervisory Board nominee is subject to Delivery Hero having obtained a declaration of no-objection (verklaring van geen bezwaar) from the Dutch Central Bank.

ii.
In addition, the parties have agreed to a standstill period of four years following DH Completion, during which time Delivery Hero and its subsidiaries, with certain exceptions (including a right to prevent dilution of Delivery Hero’s shareholding in the Company after any dilution in connection with (re)financing the cash consideration of the DH Transaction), shall, in particular, not directly or indirectly in any way effect or cause to effect any increases in their shareholding in the Company through any financial instruments or related derivative securities.

iii.
During the standstill period, Delivery Hero and its subsidiaries may sell, transfer and otherwise dispose of any Company financial instruments held by them, but may not make such a disposal to certain restricted parties active in the online food delivery industry.

iv.
During the standstill period and up to three years after that period, Delivery Hero may only vote up to a limited number of shares in respect of any proposal relating to (i) mergers, acquisitions, divestments, or sales or purchases of any assets, including the financing thereof, (ii) any proposal pursuant to article 2:107a Dutch Civil Code and (iii) any issue of Company financial instruments (or any exclusion or amendment of any pre-emptive rights in relation thereto) by the Company or its affiliates if such issue (a) relates to an item under (i), or (b) is required by the financial position of the Company. In case of a conflict of interest on such matters, Delivery Hero may not vote at all. If Delivery Hero has announced a public offer for the Company in accordance with the following two paragraphs of this section, or if Delivery Hero has declared an offer in accordance with the last paragraph of this section unconditional, the voting restrictions set out in this paragraph cease to be effective.

v.
If, during the standstill period, a recommended public offer for the Company is announced, Delivery Hero may submit a proposal to the Supervisory Board to make a public offer for the Company. If the Supervisory Board determines that the proposal is superior, it will allow Delivery Hero to make such superior offer within 10 business days thereafter.

vi.
If, during the standstill period, an unsolicited public offer for the Company is announced, Delivery Hero may submit a proposal to the Supervisory Board to make a public offer for the Company if it is allowed to do so by the Supervisory Board (in its sole discretion, acting in good faith and in compliance with its fiduciary duties). If the Supervisory Board determines that the proposal is superior, it will allow Delivery Hero to make such superior offer within 10 business days thereafter.

vii.
After the standstill period, Delivery Hero (i) may only make a public offer for the Company if such offer at least contains, as a condition precedent to declaring such offer unconditional (gestand doen), which condition may only be waived by Delivery Hero with the prior approval of the Supervisory Board, a minimum acceptance level threshold of at least 67%, and (ii) may not trigger any applicable obligation to make a mandatory offer pursuant to article 5:70 of the Dutch Financial Supervision Act (Wet op het financieel toezicht) for all shares in the Company.

(c)	Convertible Bonds 2019

The Company issued €250 million 2.25% convertible bonds due 2024 on 25 January 2019 (the “Convertible Bonds 2019”). The principal terms of the Convertible Bonds 2019 are as follows:

i.	the Convertible Bonds 2019 bear interest at the rate of 2.25% per annum payable semi-annually in arrear in equal instalments on 25 January and 25 July of each year;

ii.
unless previously redeemed, converted or purchased and cancelled, each Convertible Bond 2019 shall be redeemed at its principal amount together with accrued and unpaid interest on 25 January 2024 (the “2019 Bonds Maturity Date”);

iii.
the Convertible Bonds 2019 constitute direct, unconditional, unsubordinated and (subject to the negative pledge) unsecured obligations of Just Eat Takeaway.com, ranking pari passu and without preference among themselves and at least equally with all other unsecured and unsubordinated obligations of Just Eat Takeaway.com;

iv.
holders of the Convertible Bonds 2019 (each a “2019 Bondholder”) have the right to convert their Convertible Bonds 2019 into Just Eat Takeaway.com Shares at any time before: (i) the seventh business day prior to the 2019 Bonds Maturity Date; or (ii) if the Convertible Bonds 2019 are called for redemption prior to the 2019 Bonds Maturity Date, the seventh business day prior the redemption date;

v.	the initial conversion price of the Convertible Bonds 2019 is €69.525, representing an initial conversion premium of 35% above the price of a Just Eat Takeaway.com Share on the pricing date;

vi.
the conversion price will be adjusted on the occurrence of certain events, including a change of control of Just Eat Takeaway.com, a merger event or other corporate actions, such as the sale of Just Eat Takeaway.com Shares at a discount of 5% or more compared to market price at the time of sale, stock splits or consolidations, and certain dividends and distributions;

vii.
the Convertible Bonds 2019 contain customary capital markets negative pledge and event of default provisions, including non-payment, failure to issue or transfer and deliver Just Eat Takeaway.com Shares upon conversion, breach of undertakings, cross default, certain insolvency events, illegality or cessation of business;

viii.	the Convertible Bonds 2019 are redeemable at their principal amount together with accrued and unpaid interest in the following circumstances:

o	at the option of Just Eat Takeaway.com, on or after 9 February 2022 if the value of a Just Eat Takeaway.com Share exceeds 130% of the conversion price over a certain period;

o
at the option of Just Eat Takeaway.com, if conversion rights have been exercised and/or purchases (and corresponding cancellations) and/or redemptions effected in respect of 85% or more in principal amount of the Convertible Bonds 2019 originally issued;

o
following occurrence of a change of control of Just Eat Takeaway.com, each 2019 Bondholder has the right to require Just Eat Takeaway.com to redeem the Convertible Bonds 2019 held by that 2019 Bondholder; and

o
at the option of Just Eat Takeaway.com, if Just Eat Takeaway.com has or will become obliged to pay additional amounts in respect of payments of interest on the Convertible Bonds 2019 as a result of any change in tax law, subject to the right of 2019 Bondholders to elect to receive interest net of tax instead of their Convertible Bonds 2019 being redeemed; and

ix.	the Convertible Bonds 2019 are governed by, and contributed in accordance with, Dutch law.

(d)	Convertible Bonds 2020

Just Eat Takeaway.com issued €300 million 1.25% convertible bonds due 2026 on 30 April 2020 (the “Convertible Bonds 2020”). The principal terms of the Convertible Bonds 2020 are as follows:

i.	the Convertible Bonds 2020 bear interest at the rate of 1.25% per annum payable semi-annually in arrear in equal instalments on 30 April and 30 October of each year;

ii.
unless previously redeemed, converted or purchased and cancelled, each Convertible Bond shall be redeemed at its principal amount together with accrued and unpaid interest on 30 April 2026 (the “2020 Bonds Maturity Date”);

iii.
the Convertible Bonds 2020 constitute direct, unconditional, unsubordinated and (subject to the negative pledge) unsecured obligations of Just Eat Takeaway.com, ranking pari passu and without preference among themselves and at least equally with all other unsecured and unsubordinated obligations of Just Eat Takeaway.com;

iv.
holders of the Convertible Bonds 2020 (each a “2020 Bondholder”) have the right to convert their Convertible Bonds 2020 into Just Eat Takeaway.com Shares at any time before: (i) the seventh business day prior to the 2020 Bonds Maturity Date; or (ii) if the Convertible Bonds 2020 are called for redemption prior to the 2020 Bonds Maturity Date, the seventh business day prior the redemption date;

v.	the initial conversion price of the Convertible Bonds 2020 is €121.80, representing an initial conversion premium of 40% above the price of a Just Eat Takeaway.com Share on the pricing date;

vi.
the conversion price will be adjusted on the occurrence of certain events, including a change of control of Just Eat Takeaway.com, a merger event or other corporate actions, such as the sale of Just Eat Takeaway.com Shares at a discount of 5% or more compared to market price at the time of sale, stock splits or consolidations, and certain dividends and distributions;

vii.
the Convertible Bonds 2020 contain customary capital markets negative pledge and event of default provisions, including non-payment, failure to issue or transfer and deliver Just Eat Takeaway.com Shares upon conversion, breach of undertakings, cross default, certain insolvency events, illegality or cessation of business;

viii.	the Convertible Bonds 2020 are redeemable at their principal amount together with accrued and unpaid interest in the following circumstances:

o
at the option of Just Eat Takeaway.com, on or after 15 May 2023 and up to but excluding 15 May 2024, if the value of a Just Eat Takeaway.com Share exceeds 150% of the conversion price over a certain period;

o	at the option of Just Eat Takeaway.com, on or after 15 May 2024, if the value of a Just Eat Takeaway.com Share exceeds 130% of the conversion price over a certain period;

o
at the option of Just Eat Takeaway.com, if conversion rights have been exercised and/or purchases (and corresponding cancellations) and/or redemptions effected in respect of 85% or more in principal amount of the Convertible Bonds 2020 originally issued;

o
following occurrence of a change of control of Just Eat Takeaway.com, each 2020 Bondholder has the right to require Just Eat Takeaway.com to redeem the Convertible Bonds 2020 held by that 2020 Bondholder; and

o
at the option of Just Eat Takeaway.com, if Just Eat Takeaway.com has or will become obliged to pay additional amounts in respect of payments of interest on the Convertible Bonds 2020 as a result of any change in tax law, subject to the right of 2020 Bondholders to elect to receive interest net of tax instead of their Convertible Bonds 2020 being redeemed; and

ix.	the Convertible Bonds 2020 are governed by, and contributed in accordance with, Dutch law.

Grubhub

Below is a summary of (i) each material contract (other than a contract entered into in the ordinary course of business) to which Grubhub or another member of the Grubhub Group is a party which has been entered into within the two years immediately preceding the date of this Circular, and (ii) any other contract (other than a contract entered into in the ordinary course of business) entered into by any member of the Grubhub Group which contains any provision under which any member of the Grubhub Group has an obligation or entitlement that is material to the Grubhub Group as of the date of this Circular.

(a)	Merger Agreement

A description of the principal terms of the Merger Agreement is set out in Part V (Key Transaction Documents) of this document.

(b)	Credit Agreement

On 6 February 2019, Grubhub’s wholly-owned subsidiary, Grubhub Holdings Inc., entered into an amended and restated credit agreement (the “Credit Agreement”) as the borrower thereunder. The Credit Agreement provides, among other things, for aggregate revolving loans up to $225 million and provided for term loans in an aggregate principal amount of $325 million. The $325 million term loan portion of the Credit Agreement was extinguished on 10 June 2019. In addition to the $225 million aggregate revolving commitments under the Credit Agreement, of which $219.5 million was undrawn and available as of 30 June 2020, Grubhub Holdings Inc. may incur up to $250 million of incremental revolving or term loans pursuant to the terms and conditions of the Credit Agreement. The revolving credit facility under the Credit Agreement will be available to Grubhub Holdings Inc. until 5 February 2024. The Credit Agreement amended and restated Grubhub’s prior $350 million credit facility, which was due to expire on 9 October 2022.

Under the Credit Agreement, borrowings bear interest, at Grubhub Holdings Inc.’s option, based on LIBOR or an alternate base rate plus a margin. In the case of LIBOR loans the margin ranges between 1.125% and 1.750% and, in the case of alternate base rate loans, between 0.125% and 0.75%, in each case, based upon Grubhub’s consolidated senior secured net leverage ratio. Grubhub Holdings Inc. is also required to pay a commitment fee on the undrawn portion available under the revolving loan facility of between 0.150% and 0.275% per annum, based upon Grubhub’s consolidated senior secured net leverage ratio. Grubhub’s consolidated senior secured net leverage ratio means, as of the last day of any fiscal quarter, the ratio of (i) Grubhub’s consolidated total secured debt, less unrestricted cash and cash equivalents up to a maximum of $100 million; to (ii) Grubhub’s consolidated EBITDA for the trailing 12-month period.

The obligations under the Credit Agreement and the guarantees are secured by a lien on substantially all of the tangible and intangible property of Grubhub and its domestic subsidiaries that are guarantors, and by a pledge of all of the equity interests of Grubhub’s domestic subsidiaries, including Grubhub Holdings Inc., subject to certain customary exceptions, including (i) where such guarantee or pledge would be prohibited or limited by applicable law or contractual restriction; (ii) where, in the reasonable judgment of Grubhub Holdings Inc. and the lenders, the burden of providing such guarantee or pledge would outweigh the benefits thereof; and (iii) the exclusion of certain immaterial subsidiaries of Grubhub.

The Credit Agreement contains customary covenants that, among other things, require Grubhub to satisfy certain financial covenants, which financial covenants are tested on a trailing 12-month basis on the last day of each fiscal quarter. These covenants require Grubhub to maintain: (i) a consolidated interest coverage ratio of at least 2.50 to 1.00; (ii) a consolidated total net leverage ratio of no greater than 4.00 to 1.00 (or, for the four consecutive quarters immediately following a material acquisition by Grubhub, no greater than 4.25 to 1.00); and (iii) a consolidated senior secured net leverage ratio of no greater than 3.25 to 1.00 (or, for the four consecutive fiscal quarters following a material acquisition by Grubhub, no greater than 3.50 to 1.00). Grubhub was in compliance with the fiscal covenants as of the Latest Practicable Date. These financial covenants, as well as the other covenants under the Credit Agreement, may restrict Grubhub’s ability to incur additional debt, pay dividends and make distributions, make certain investments and acquisitions, create liens, transfer and sell material assets and merge or consolidate.

On 8 May 2020, Grubhub and Grubhub Holdings Inc. entered into Amendment No. 1 to its Credit Agreement (the “Amendment”). The Amendment amends the Credit Agreement by, among other things, (i) permitting Grubhub to net out unrestricted cash and cash equivalents in excess of $175.0 million against the consolidated total net leverage ratio in any quarter through and including 31 March 2021; (ii) modifying the definition of consolidated EBITDA to permit the Company to add back cash costs and expenses associated with litigations, claims, proceedings or investigations, up to a maximum aggregate amount (together with addbacks for restructuring and integration expenses, addbacks related to non-recurring costs, extraordinary expenses and pro forma adjustments attributable to certain acquisitions and addbacks for certain litigation and legal settlement costs) of 25% of consolidated EBITDA after giving effect to such addbacks; and (iii) modifying the definitions of adjusted Eurodollar rate and alternate base rate to establish minimum rates of 0.75% and 1.75%, respectively.

(c)	Indenture

On 10 June 2019, Grubhub’s wholly-owned subsidiary, Grubhub Holdings Inc., issued $500.0 million in aggregate principal amount of 5.500% senior notes due 1 July 2027 (the “Senior Notes”) in a private placement exempt from the registration requirements of the Securities Act. Interest is payable on the Senior Notes semi-annually on January and July of each year, beginning on 1 January 2020. The first interest payment of $15.4 million was made in December 2019, and during the six months ended 30 June 2020, Grubhub paid $13.8 million in interest on the Senior Notes. The net proceeds from the sale of the Senior Notes were $494.4 million after deducting the initial purchasers’ discount and offering expenses. Grubhub used $323.0 million of the proceeds from the Senior Notes offering to prepay and extinguish the term loan facility portion of Grubhub’s existing credit facility and $17.3 million to pay down the outstanding balance of the revolving loan under the existing credit facility. The remaining proceeds have been used for general corporate purposes.

The Senior Notes were issued pursuant to an indenture, dated 10 June 2019 (the “Indenture”), among Grubhub Holdings Inc., the guarantors party thereto and Wilmington Trust, National Association, as trustee. Grubhub has the option to redeem all or a portion of the Senior Notes at any time on or after 1 July 2022 by paying 100.0% of the principal amount of the Senior Notes plus a declining premium, plus accrued and unpaid interest up to (but excluding) the redemption date. The premium declines from 2.750% during the 12 months on and after 1 July 2022, to 1.833% during the 12 months on and after 1 July 2023, to 0.917% during the 12 months on and after 1 July 2024, and to zero on and after 1 July 2025. Grubhub may also redeem all or any portion of the Senior Notes at any time prior to 1 July 2022, at a price equal to 100.0% of the aggregate principal amount thereof plus a make-whole premium set forth in the Indenture and accrued and unpaid interest, if any. In addition, before 1 July 2022, Grubhub may redeem up to 40% of the aggregate principal amount of the Senior Notes with the net proceeds of certain equity offerings at a redemption price of 105.5% of the principal amount plus accrued and unpaid interest, if any, provided that certain conditions are met. In the event (i) a change of control occurs and (ii) there is an accompanying ratings event during the applicable ratings decline period, Grubhub will be required to make an offer to purchase the Senior Notes at a price equal to 101.0% of their principal amount, plus accrued and unpaid interest. A ratings event means a downgrade by one or more gradations (including gradations within ratings categories as well as between categories), or withdrawal of the rating of the Senior Notes, by any of Fitch Ratings, Inc., Moody’s Investor Service, Inc. or Standard & Poor’s Rating Services (or, if no rating is publicly available, by a qualified substitute agency permitted under the Indenture), so long as the applicable rating agency or agencies has put forth a statement to the effect that such downgrade is attributable in whole or in part to the applicable change of control, provided that the Senior Notes do not have an investment grade status from any one of the rating agencies at such time. The ratings decline period means the period beginning on the earlier of (x) the consummation of the change of control or (y) the first public notice of the intention by Grubhub to effect a change of control, and ending 60 days following the consummation of such change of control (subject to extension so long as the rating of the Senior Notes is under publicly announced consideration for a possible downgrade by any of the rating agencies).

The Senior Notes are guaranteed on a senior unsecured basis by Grubhub and each of its existing and future wholly owned domestic restricted subsidiaries that guarantees the credit facility or that guarantees certain of its other indebtedness or indebtedness of a guarantor.

The Indenture contains customary covenants that, among other things, restrict the ability of Grubhub and certain of its subsidiaries to incur additional debt or issue preferred shares; create liens on certain assets to secure debt; and consolidate, merge, sell or otherwise dispose of all or substantially all of Grubhub’s assets. These covenants are subject to a number of exceptions and qualifications, including that (i) the Indenture does not contain a covenant restricting Grubhub’s ability to sell assets or issue capital stock in its subsidiaries (other than in the case of a sale of all or substantially all of its assets) or to pay dividends and make other distributions on, or redeem or repurchase, capital stock, or to make investments; and (ii) most of the covenants will not apply during any period in which the Senior Notes are rated investment grade by two of Fitch Ratings, Inc., Moody’s Investor Service, Inc. and Standard & Poor’s Rating Services.

The Indenture also contains customary events of default including, without limitation, (i) Grubhub’s failure to pay interest on the Senior Notes when due; (ii) Grubhub’s failure to pay principal or premium, if any, on the Senior Notes when due; (iii) Grubhub’s failure to comply with any agreement or obligation in the Indenture; (iv) Grubhub’s default under certain other debt instruments, resulting in the acceleration of at least $50 million of indebtedness or more; (v) Grubhub’s failure to pay certain judgments in excess of $50 million; (vi) the guarantees under the Indenture ceasing to be in effect, and (vii) the occurrence of certain bankruptcy and insolvency events, in each case subject to applicable notice and cure periods.

(d)	Share purchase agreement

On 25 September 2018, Grubhub entered into a definitive agreement to acquire the entire issued share capital of Tapingo Ltd. and Tapingo, Inc. (collectively, “Tapingo”), a leading platform for campus food ordering. Under the terms of the agreement, Grubhub paid $151.7 million in cash for Tapingo, funded through cash on hand and Grubhub’s existing credit facility.  The acquisition completed on 7 November 2018.

10.	Significant litigation

Just Eat Takeaway.com

Subject to the matters disclosed below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware), during a period covering at least the 12 months preceding the date of this document which may have, or have had in the recent past, significant effects on the Company and/or the Group’s financial position or profitability.

Earn-out payments dispute

In December 2011, Just Eat acquired 50% of the share capital of FBA Invest SaS (“FBA”), which owns 100% of the share capital of Eat On Line Sa, the company trading under the brand “ALLORESTO.Fr”. At the time of acquiring the shareholding, Just Eat entered into a joint venture agreement with the other shareholders; which contained two call options.

In June 2014, Just Eat exercised the first call option to acquire an additional 30% of the shares in FBA taking its total shareholding to 80%.

In June 2017, Just Eat was to exercise its second call option to acquire the remaining 20% of the shares in FBA in accordance with the provisions of the joint venture agreement, with the purchase price for the additional shares to be calculated in accordance with a pre-determined range of prices set out therein.

However, in October 2016, Sébastien Forest, the CEO of FBA had filed a claim in France alleging that (i) the price-determination mechanics in the joint venture agreement were not fit for purpose and (ii) Just Eat had unfairly suppressed the profitability of FBA in order to reduce the amount of consideration payable for the remaining FBA shares.

Several initial hearings have been held since October 2016. The pleadings hearing scheduled for the first quarter of 2020 has been postponed. While it is difficult to assess the merits or potential quantum with certainty, the current assessment is that a successful claim in favour of Mr. Forest is unlikely. A provision of EUR 8.9 million has been recorded by Just Eat Takeaway.com as at 30 June 2020.

Gig economy claim

In July 2018, a courier on the Skip The Dishes (“Skip”) network filed a statement of claim in Manitoba alleging that all couriers providing services on the Skip network in Canada are employees and not independent contractors. The relevant court has not yet determined if the claim will be accepted as a class action and, if so, which couriers would be included in any such class.

An arbitration clause exists within the Skip courier agreement which, if enforceable could exclude the majority of the class in favor of arbitration, thereby significantly reducing the size of any class action and the related risks. While it is difficult to assess the merits or potential quantum with certainty, the current assessment is that a successful claim against the Group is not probable.  No provision has currently been recorded.  Were the claim to be successful, the range of outcomes is wide, estimated to be between £nil and £80 million. The upper end of the range is considered to be highly unlikely.

EU state aid

In October 2017, the European Commission announced it was conducting a state aid investigation into the Group Financing Exemption contained within the UK’s Controlled Foreign Company (“CFC”) legislation. The Group Financing Exemption (contained within Chapter 9 of Part 9A TIOPA 2010) was introduced in 2013 when the UK CFC rules were revised. On 20 August 2019, the European Commission (“EC”) published its final decision following the conclusion of its investigation in the Official Journal. The final decision confirmed the EC believed the Financing Exemption did constitute illegal state aid if certain criteria were met (specifically to the extent the financing income was derived from UK activities).

The Just Eat Takeaway.com Group has applied to the Court of Justice of the European Union (the “CJEU”) to annul the decision. The UK government, along with a number of other affected companies, has submitted similar annulment applications.

Similar to other UK based international companies, Just Eat may be impacted by the final outcome of this investigation. The Just Eat Takeaway.com Group is continuing to work with its advisers to assess the EC’s decision on its position as guidance is released from HMRC and other sources. Whilst there is considerable uncertainty with regards to both the annulment process and any corresponding liability assessed by HMRC, the maximum potential cash exposure has been calculated to be EUR 17 million, plus EUR 1 million interest, should the EC’s decision be upheld.

On 17 December 2019, the Just Eat Takeaway.com Group received a discovery assessment from HMRC in relation to state aid, covering the period to 31 December 2015, for EUR 2 million.  The assessment assumed full attribution of finance profits to the UK for a specific financing structure.  The Just Eat Takeaway.com Group has appealed this assessment on a number of grounds and continues to engage with HMRC on the matter.

Danish Tax Authority dispute

In 2012, the Just Eat transfer pricing arrangements were updated, in line with the OECD Transfer Pricing Guidelines, to reflect the commercial and economic reality of its headquarters being established in the UK, whereas previously Just Eat was headquartered in Denmark.  An Advanced Pricing Agreement (“APA”) was submitted to the Danish and UK Competent Authorities to obtain certainty over the position taken. Subsequently, the Danish Tax Authority opened a local transfer pricing audit into the periods covered by the APA and in January 2018 issued a formal notice of assessment from their findings, making a claim that the taxable income for financial year 2013 should be increased in relation to intellectual property income, equaling an additional tax payment of £126 million, including penalties and interest (which have continued to accrue since then).

The Just Eat Takeaway.com Group has appealed the assessment through the Mutual Agreement Process (the “MAP”) between the UK HMRC and the Danish Tax Authority. During the MAP, the two tax authorities enter into discussions with the intention of resolving the transfer pricing dispute.  Just Eat’s case was formally accepted into the MAP in April 2018.  Under the MAP, the tax authorities have two years to reach a resolution. As a resolution has not been reached, Just Eat is able to refer the case to an independent arbitration panel which will consider the facts and reach its own conclusion.  Just Eat expects the outcome to result in a reallocation of 2013 income from Denmark to the UK which may result in a tax payment, given that the UK and Denmark had different tax rates over that period, with net interest charges, but no potential double taxation.

Grubhub

Subject to the matters disclosed below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware), during a period covering at least the 12 months preceding the date of this document which may have, or have had in the recent past, significant effects on Grubhub and/or the Grubhub Group’s financial position or profitability.

Ameranth patent infringement action

In August 2011, Ameranth, Inc. (“Ameranth”) filed a patent infringement action against a number of defendants, including Grubhub Holdings Inc., in the U.S. District Court for the Southern District of California, Case No. 3:11-cv-1810. Ameranth subsequently initiated additional actions for infringement of a related patent, including separate actions against Grubhub Holdings Inc., Case No. 3:12-cv-739, and Seamless North America, LLC, Case No. 3:12-cv-737, which were consolidated along with approximately 40 other cases Ameranth filed in the same district.  Grubhub has not recorded an accrual related to this lawsuit as of 30 June 2020, as it does not believe a material loss is probable; however, in the event of an adverse court judgment, Grubhub could be required to pay damages to Ameranth. It is not possible to quantify the amount at this stage.

In September 2018, the district court granted summary judgment (on another defendant’s motion) of unpatentability on the sole remaining patent and vacated the 3 December 2018 jury trial date for the claims against Grubhub Holdings Inc. and Seamless North America, LLC. In October 2018, the district court entered final judgment on all claims in the case in which summary judgment was granted, and then stayed the remaining cases (including the cases against Grubhub Holdings Inc. and Seamless North America, LLC). Ameranth then appealed this decision to the U.S. Court of Appeals for the Federal Circuit. In November 2019, the Federal Circuit affirmed the district court’s findings of unpatentability in all material respects, and remanded certain dependent claims to the district court. Grubhub believes this case lacks merit and that it has strong defenses to all of the infringement claims.  Grubhub intends to defend the suit vigorously.

Stockholder suit

On 20 November 2019, a purported stockholder of Grubhub filed a putative class action complaint against Grubhub, Chief Executive Officer Matthew Maloney, and President and Chief Financial Officer Adam DeWitt in the United States District Court for the Northern District of Illinois, Case No. 19 Civ. 7665.  The complaint, which was amended on 24 July 2020, asserts violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, based on its allegation that the defendants made false and misleading statements about Grubhub’s growth, competitive landscape, and strategy.  The complaint seeks unspecified compensatory damages and attorneys’ fees, among other relief. Pursuant to a court scheduling order, the matter is expected to be fully briefed by March 2021. The defendants believe that the lawsuit is without merit and that a material loss is not probable. However, given the early stage of the proceedings, a reasonable estimate of the amount of any possible loss or range of loss cannot be made at this time.

Labor and employment claims

In addition to the matters described above, from time to time, Grubhub is involved in various other legal proceedings arising from the normal course of business activities, including labor and employment claims, some of which relate to the alleged misclassification of independent contractors. Grubhub currently has a number of pending putative class actions, Private Attorney General Act lawsuits and arbitrations alleging the misclassification of independent contractors. On 1 January 2020, California State Assembly Bill 5 (“AB5”) came into effect, which codifies a test to determine whether a worker is an employee or independent contractor under California law. In light of AB5, Grubhub expects to continue to receive an increased number of misclassification claims. Nonetheless, Grubhub believes that its approach to classification is supported by the law and intends to continue to defend itself vigorously in these matters. Grubhub does not believe any of the foregoing claims will have a material impact on its consolidated financial statements. However, there is no assurance that any claim will not be combined into a collective or class action. During H1 2020, Grubhub recorded a $12.5 million accrual related to the settlement of certain of these matters.

11.	Working capital

In the Company’s opinion, the working capital available to the Enlarged Group is sufficient for the Enlarged Group’s present requirements (that is for at least 12 months following the date of this Circular).

12.	Consents

Merrill Lynch has given, and has not withdrawn, its consent to the inclusion in this document of the references to its name in the form and context in which they are included.

BofA Securities has given, and has not withdrawn, its consent to the inclusion in this document of the references to its name in the form and context in which they are included.

Goldman Sachs International has given, and has not withdrawn, its consent to the inclusion in this document of the references to its name in the form and context in which they are included.

Deloitte is an independent registered accounting firm. The auditor signing the independent auditor’s reports on behalf of Deloitte is a member of the Netherlands Institute of Chartered Accountants (Nederlandse Beroepsorganisatie van Accountants).  Deloitte has given, and not withdrawn, its written consent to the inclusion of its report on the unaudited reconciliation of the consolidated financial information of the Grubhub Group in Part VI (Historical Financial Information relating to Grubhub) and its report on the unaudited pro forma financial information in Part VII (Unaudited Pro Forma Financial Information relating to the Enlarged Group), in the form and context in which they are included.

13.	No significant change

Just Eat Takeaway.com

There has been no significant change in the financial performance or financial position of the Group since 30 June 2020, being the latest date at which historical financial information for the Group has been published.

Grubhub

There has been no significant change in the financial performance or financial position of the Grubhub Group since 30 June 2020, being the latest date at which historical financial information for the Grubhub Group has been published.

14.	Related party transactions

During FY 2017, FY 2018 and FY 2019, the Just Eat Takeaway.com Group entered into the following related party transactions (which for these purposes are those set out in the Standards adopted in accordance with the Regulation (EC) No 1606/2002):

FY 2019

Trading transactions

During FY 2019, the Just Eat Takeaway.com Group did not enter into significant transactions with any related parties that are not members of the Just Eat Takeaway.com Group. No expense has been recognized in the current or prior years for bad or doubtful debts in respect of the amounts owed by related parties.

Loans to and from related parties

During FY 2019, the €1.7 million loan to related party, Takeaway.com Asia B.V., was fully repaid. The Just Eat Takeaway.com Group did not enter into new loans with related parties that are not members of the Just Eat Takeaway.com Group.  There are no loans from related parties as at 31 December 2019.

Transactions with key management personnel of the Company

The Managing Directors and the Supervisory Directors are considered key management personnel as defined in IAS 24. The remuneration policy of the Management Board was developed by the Supervisory Board, approved, adopted and amended by the annual general meeting of the Company held on 14 May 2019 (the “2019 AGM”). On 15 May 2019, the day after the 2019 AGM, the current remuneration policy entered into force.

The total remuneration of the Management Board for FY 2019 is as follows:

€’000	Jitse Groen (CEO)	Brent Wissink (CFO)	Jörg Gerbig (COO)	Total
Short-term benefits	479	438	404	1,321
Post-employment benefits	50	50	46	146
Share-based payments	191	176	172	539
Total	720	664	662	2,006

The total remuneration of the Supervisory Board for FY 2019 is as follows:

€’000	Total
Adriaan Nühn (Chairman)	65
Corinne Vigreux	50
Ron Teerlink	50
Johannes Reck	38
Closing balance	203

No loans, advances or guarantees were granted to any of the Managing Directors in FY 2019.

FY 2018 and FY 2017

Save as disclosed in the sub-section entitled “Related party transactions” of the section entitled “Takeaway.com Existing Shareholders and Related Party Transactions” of the Part entitled “Additional Information” of the Just Eat Takeaway.com 2019 Prospectus, which is incorporated by reference into this Circular, Just Eat Takeaway did not enter into any related party transactions during FY 2017 or FY 2018.

15.	Sources of financial information

Unless otherwise stated:

(A)
financial information relating to the Company has been extracted without material adjustment from the audited consolidated financial statements of the Company for FY 2019 (and, for the avoidance of doubt, such information relates to the Company prior to the Just Eat Acquisition) and from the Just Eat Takeaway.com H1 2020 unaudited interim condensed consolidated financial statements; and

(B)	financial information relating to Grubhub has been extracted without material adjustment from Section A of Part VI (Historical Financial Information relating to Grubhub) of this Circular.

16.	Information incorporated by reference

The table below sets out the information from documents which have previously been published and filed with the FCA and which shall be deemed incorporated by reference into this document, so as to provide the information required under the Listing Rules. These documents are also available at www.justeattakeaway.com.

Reference document	Information incorporated by reference into this document	Page numbers in reference document

Just Eat Takeaway.com 2019 Prospectus
Information on related party transactions for FY 2018 in the sub-section entitled “Related party transactions” in the section entitled “Takeaway.com Existing Shareholders and Related Party Transactions” of the Part entitled “Additional Information”, which incorporates by reference the 2018 Annual Report p.169 (“Note 27 – Related party transactions”)
p.152

Just Eat Takeaway.com 2019 Prospectus
Information on related party transactions for FY 2017 in the sub-section entitled “Related party transaction” of the section entitled “Takeaway.com Existing Shareholders and Related Party Transactions” of the Part entitled “Additional Information”, which incorporates by reference the 2017 Annual Report p.173-174 (“Note 25 – Related party transactions”)
p.152

2019 Annual Report[12]	Entirety of reference document	All

Just Eat Takeaway.com H1 2020 unaudited interim condensed consolidated financial statements	The H1 2020 results set out in the section entitled “Condensed Consolidated Financial Statements”	pp.17 -29

Just Eat Limited 2019 Annual Report and Accounts	Independent auditor’s report, consolidated financial statements and notes to the consolidated financial statements as set out in the section entitled “Financial Statements”	pp.33 – 83

[12]	For the avoidance of doubt, the 2019 Annual Report contains the accounts of the legacy Takeaway.com business of the Group for FY 2019, prior to the Just Eat Acquisition

To the extent that any document or information incorporated by reference or attached to this document itself incorporates any information by reference, either expressly or impliedly, such information will not form part of this document, except where such information or documents are stated within this document as specifically being incorporated by reference or where this document is specifically defined as including such information.

Except as set out above, no other parts of these documents are incorporated by reference into this document, and those parts which are not specifically incorporated by reference are either not relevant for the purposes of this document or the relevant information is included elsewhere in this document.

17.	Documents available for inspection

Copies of the following documents may be inspected at http://www.justeattakeaway.com at any time up to and including the date of the Extraordinary General Meeting:

●	the Articles;

●	Deloitte’s report on the unaudited reconciliation of the historical financial information relating to Grubhub set out in Part VI (Historical Financial Information relating to Grubhub);

●	Deloitte’s report on the unaudited pro forma financial information on the Enlarged Group set out in Part VII (Unaudited Pro Forma Financial Information relating to the Enlarged Group);

●	the letters of consent referred to in paragraph 12 of this Part VIII (Additional Information);

●	the Merger Agreement;

●	the Just Eat Takeaway.com 2019 Prospectus;

●	the 2019 Annual Report;

●	the Just Eat Takeaway.com H1 2020 unaudited interim condensed consolidated financial statements;

●	the Just Eat Limited 2019 Annual Report and Accounts; and

●	this document.

25 August 2020

PART IX
DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE AND ADVISORS

Management Board	Jitse Groen (Chief Executive Officer) Brent Wissink (Chief Financial Officer) Jörg Gerbig (Chief Operating Officer)

Supervisory Board
Adriaan Nühn (Chairman of the Supervisory Board)
Corinne Vigreux (Vice-Chairman of the Supervisory Board)
Gwyn Burr (Member of the Supervisory Board)
Jambu Palaniappan (Member of the Supervisory Board)
Ron Teerlink (Member of the Supervisory Board)

Company Secretary	Sophie Versteege

Registered Office	Oosterdoksstraat 80 1011 DK Amsterdam The Netherlands

Website	https://justeattakeaway.com

Sponsor	Merrill Lynch International 2 King Edward Street London EC1A 1HQ United Kingdom

Joint Financial Advisors	Bank of America Merrill Lynch International DAC, Amsterdam Branch Amstelplein 1 Rembrandt Tower, Floor 27, 1096 HA Amsterdam The Netherlands

Goldman Sachs International 25 Shoe Lane, Holborn, London EC4A 4AU United Kingdom

Legal Advisors (Dutch Law)	De Brauw Blackstone Westbroek N.V. Claude Debussylaan 80 1082 MD Amsterdam The Netherlands

Legal Advisors (English Law)	Slaughter and May One Bunhill Row London EC1Y 8YY United Kingdom

Legal Advisors (US Law)	Cravath, Swaine & Moore LLP 825 8th Avenue New York, NY 10019 United States of America

Reporting Accountants	Deloitte Accountants B.V. Gustav Mahlerlaan 2970 1081 LA Amsterdam The Netherlands

Registrar (UK)	Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA United Kingdom

PART X
DEFINITIONS

The following terms have the following meanings in this document:

“2017 Annual Report”	means the annual report of the Just Eat Takeaway.com Group for FY 2017;

“2018 Annual Report”	means the annual report of the Just Eat Takeaway.com Group for FY 2018;

“2019 AGM”	means the annual general meeting of the Company held on 14 May 2019;

“2019 Annual Report”	means the annual report of the Just Eat Takeaway.com Group for FY 2019;

“2019 Bondholder”	has the meaning given to such term in paragraph 9(c) of Part VIII (Additional information) of this document;

“2019 Bonds Maturity Date”	has the meaning given to such term in paragraph 9(c) of Part VIII (Additional Information) of this document;

“2020 Bondholder”	has the meaning given to such term in paragraph 9(d) of Part VIII (Additional Information) of this document;

“2020 Bonds Maturity Date”	has the meaning given to such term in paragraph 9(d) of Part VIII (Additional Information) of this document;

“ABN AMRO”	means ABN AMRO Bank N.V. department Corporate Broking (HQ7212), Gustav Mahlerlaan 10, 1082 PP Amsterdam, the Netherlands;

“Admission”	means (i) UK Admission, (ii) NL Admission and (iii) ADS Admission;

“ADS Admission”	means admission of the New Just Eat Takeaway.com ADSs to listing and trading on the NYSE or the NASDAQ;

“AFM”	means the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten);

“Articles”	means the articles of association of Just Eat Takeaway.com;
“BofA Securities”	means Bank of America Merrill Lynch International DAC, Amsterdam Branch, a subsidiary of Bank of America Corporation;

“Business Day”
means a day (other than a Saturday, Sunday or public or bank holiday in England, the City of New York, United States of America and/or the Netherlands) on which banks are generally open for business in London and Amsterdam other than solely for trading and settlement in Euro;

“CDI”	means a CREST depositary interest issued by CREST Depository whereby CREST Depository will hold overseas securities on bare trust for the CREST member to whom it has issued a depositary interest;

“CEO”	means chief executive officer;

“CET”	means Central European Time;

“CFIUS”	means the Committee on Foreign Investment in the United States of America;

“CFO”	means chief financial officer;

“Circular”	means this document;

“Completion”	means completion of the Transaction pursuant to the Merger Agreement;

“Conditions”	means the conditions to Completion as set out in the Merger Agreement which are summarized in Part V Key Transaction Documents) of this document;

“Convertible Bonds”	means, together, the Convertible Bonds 2019 and the Convertible Bonds 2020;

“Convertible Bonds 2019”	has the meaning given to such term in paragraph 9(c) of Part VIII (Additional Information) of this document;

“Convertible Bonds 2020”	has the meaning given to such term in paragraph 9(d) of Part VIII (Additional Information) of this document;

“Convocation of Extraordinary General Meeting”	means the notice of general meeting contained at Part I (Convocation of Extraordinary General Meeting) of this document;

“COO”	means chief operating officer;

“CREST”
means the system of paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear in accordance with Uncertificated Securities Regulations 2001 (SI 2001/3755);

“CREST Depository”	means CREST Depository Limited, a company incorporated in England and Wales with registered number 3133256;

“CREST Manual”	means the CREST manual issued by Euroclear UK;

“Delivery Hero”	means Delivery Hero SE, a company incorporated in Germany whose shares are listed on the Prime Standard segment of the Frankfurt Stock Exchange;

“Deloitte”	means Deloitte Accountants B.V.;

“DGCL”	means the General Corporation Law of the State of Delaware, United States of America;

“Disclosure Guidance and Transparency Rules”	means the disclosure guidance and transparency rules made by the FCA and forming part of the FCA’s handbook of rules and guidance;

“Enlarged Group”	means the Just Eat Takeaway.com Group as enlarged by the Transaction with effect from Completion;

“EU”	means the European Union;

“Euroclear UK”	means Euroclear UK & Ireland Limited, a company incorporated in England and Wales with registered number 02878738;

“Euronext Amsterdam”	means Euronext in Amsterdam, a regulated market of Euronext Amsterdam N.V.;

“Exchange Act”	means the United States Securities and Exchange Act of 1934 (as amended);

“Extraordinary General Meeting” or “EGM”
means the extraordinary general meeting of Just Eat Takeaway.com proposed to be held at BIMHUIS Amsterdam, Piet Heinkade 3, Amsterdam, the Netherlands at 14:00 CET on 7 October 2020 to approve the Resolutions, the notice of which is contained in Part I (Convocation of Extraordinary General Meeting) of this document;

“FCA”	means the Financial Conduct Authority of the United Kingdom;

“FMSA”	the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht);

“Form F-4”	means the registration statement on Form F-4 filed with the SEC relating to the registration under the Securities Act of the New Just Eat Takeaway.com Shares;

“FSMA”	means the Financial Services and Markets Act 2000, as amended;

“FY 2017”	means the financial year ended 31 December 2017;

“FY 2018”	means the financial year ended 31 December 2018;

“FY 2019”	means the financial year ended 31 December 2019;

“FY 2020”	means the financial year ended 31 December 2020;

“General Meeting”
means the general meeting of Just Eat Takeaway.com (the corporate body) or the meeting in which shareholders and all other persons entitled to attend general meetings of Just Eat Takeaway.com assemble, as the context requires;

“Grubhub”	means Grubhub Inc., a Delaware corporation;

“Grubhub Group”	means Grubhub and its subsidiaries from time to time;

“Grubhub Stockholder”	means a holder of Grubhub Shares from time to time;

“Grubhub Stockholder Meeting”	means a meeting of Grubhub Stockholders to consider and vote upon the adoption of the Merger Agreement and such other matters as may be legally required, expected to be held in H1 2021;

“Grubhub Shares”	means all shares of common stock, with a par value $0.0001 per share, in Grubhub issued and outstanding from time to time;

“H1 2020”	means the six-month period ended 30 June 2020;

“H1 2021”	means the six-month period ended 30 June 2021;

“HSR Act”	means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

“Just Eat”	means Just Eat Limited (formerly Just Eat plc), a limited company incorporated in England and Wales with registered number 06947854;

“Just Eat Acquisition”	means the acquisition by the Company of the entire issued share capital of Just Eat plc, which became unconditional in all respects on 31 January 2020;

“Just Eat Group”	means Just Eat and its subsidiaries from time to time;

“Just Eat Limited 2019 Annual Report and Accounts”	means the annual report and accounts of Just Eat Limited for FY 2019;

“Just Eat Takeaway.com” or the “Company”	means Just Eat Takeaway.com N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands;

“Just Eat Takeaway.com 2019 Prospectus”
means the prospectus published by Just Eat Takeaway.com on 22 October 2019 in connection with (i) the application for admission of Just Eat Takeaway.com Shares to listing on the FCA’s Official List of the FCA and to trading on the London Stock Exchange’s Main Market and (ii) the application for admission of new Just Eat Takeaway.com Shares to listing and trading on Euronext Amsterdam;

“Just Eat Takeaway.com Boards”	means the Management Board and the Supervisory Board together;

“Just Eat Takeaway.com Group” or the “Group”	means Just Eat Takeaway.com and its subsidiaries from time to time;

“Just Eat Takeaway.com Shareholder”	means a holder of Just Eat Takeaway.com Shares from time to time;

“Just Eat Takeaway.com Shares”	means the ordinary shares of €0.04 each in the share capital of Just Eat Takeaway.com from time to time;

“Latest Practicable Date”	means 21 August 2020, being the latest practicable date for the calculation and inclusion of information prior to the publication of this Circular;

“Listing Rules”	means the listing rules made by the FCA pursuant to FSMA governing, inter alia, admission of securities to the Official List of the FCA;

“London Stock Exchange”	means the London Stock Exchange plc or any recognized investment exchange for the purposes of the FMSA that may take over the functions of the London Stock Exchange plc;

“Management Board”	means the management board of Just Eat Takeaway.com;

“Managing Director”	means a member of the Management Board;

“Market Abuse Regulation” or “MAR”	means Regulation (EU) No 596/2014;

“Merger Agreement”
means the agreement and plan of merger dated 10 June 2020 and made between Just Eat Takeaway.com, Grubhub, Merger Sub I and Merger Sub II, providing for the acquisition by Just Eat Takeaway.com of all Grubhub Shares;

“Merger Sub I”	means Checkers Merger Sub I, Inc., a Delaware corporation and a wholly-owned subsidiary of Just Eat Takeaway.com;

“Merger Sub II”	means Checkers Merger Sub II, Inc., a Delaware corporation and a wholly-owned subsidiary of Just Eat Takeaway.com;

“NASDAQ”	means the Nasdaq Global Select Market;

“Merrill Lynch”	Merrill Lynch International;

“New Just Eat Takeaway.com ADSs”	means the American Depositary Shares representing Just Eat Takeaway.com Shares that are to be issued to Grubhub Stockholders in connection with the Transaction;

“New Just Eat Takeaway.com Shares”	means the Just Eat Takeaway.com Shares underlying the New Just Eat Takeaway.com ADSs;

“NL Admission”	means admission of the New Just Eat Takeaway.com Shares to listing and trading on Euronext Amsterdam;

“NYSE”	means the New York Stock Exchange;

“Prospectus”
means a prospectus to be prepared by the Company pursuant to the Prospectus Regulation in respect of the admission to listing and trading on Euronext Amsterdam and/or the admission to listing on the FCA’s Official List and to trading on the London Stock Exchange’s Main Market of the New Just Eat Takeaway.com Shares, in each case to the extent any Just Eat Takeaway.com Shares are then listed on such exchange;

“Prospectus Regulation”
means Regulation (EU) 2017/1129 of the European Parliament and Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market and repealing Directive 2003/71/EC;

“Q1 2021”	means the three-month period ended 31 March 2021;

“Record Date”	means 9 September 2020, after processing of all settlements on that date;

“Relationship Agreement”	means the agreement described at paragraph 9(b) of Part VIII (Additional Information) of this document;

“Resolutions”	means the resolutions set out in the Convocation of Extraordinary General Meeting;

“SEC”	means the United States Securities and Exchange Commission;

“Securities Act”	means the United States Securities Act of 1933 (as amended);

“subsidiary” and “subsidiary undertaking”	have the meanings given to them in sections 1159 and 1162 (respectively) of the Companies Act 2006;

“Supervisory Board”	means the supervisory board of Just Eat Takeaway.com;

“Supervisory Director”	means a member of the Supervisory Board;

“Transaction”	means the all-share combination of the Company with Grubhub Inc. in accordance with the Merger Agreement;

“UK Admission”	means admission of the New Just Eat Takeaway.com Shares to listing on the FCA’s Official List and to trading on the London Stock Exchange’s Main Market;

“United Kingdom” or “UK”	means the United Kingdom of Great Britain and Northern Ireland;

“U.S.”	means the United States of America; and

“Voting and Support Agreement”	means the voting and support agreement dated 10 June 2020 and made between Jitse Groen and Grubhub.

APPENDIX

GRUBHUB US GAAP HISTORICAL FINANCIAL INFORMATION

GRUBHUB INC.
Consolidated Statements of Operations
(in thousands, except per share data)

	Year Ended December 31,
	2018	2017	2016
Revenues	$1,007,257	$683,067	$493,331
Costs and expenses:
Operations and support	454,321	269,453	171,756
Sales and marketing	214,290	150,730	110,323
Technology (exclusive of amortization)	82,278	56,263	42,454
General and administrative	85,465	65,023	50,482
Depreciation and amortization	85,940	51,848	35,193
Total costs and expenses	922,294	593,317	410,208
Income from operations	84,963	89,750	83,123
Interest (income) expense - net	3,530	102	(729)
Income before provision for income taxes	81,433	89,648	83,852
Income tax (benefit) expense	2,952	(9,335)	34,295
Net income attributable to common stockholders	$78,481	$98,983	$49,557
Net income per share attributable to common stockholders:
Basic	$0.88	$1.15	$0.58
Diluted	$0.85	$1.12	$0.58
Weighted-average shares used to compute net income per share attributable to common stockholders:
Basic	89,447	86,297	85,069
Diluted	92,354	88,182	86,135

GRUBHUB INC.
Consolidated Statements of Comprehensive Income
(in thousands)

	Year Ended December 31,
	2018	2017	2016
Net income	$78,481	$98,983	$49,557
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	(663)	850	(1,474)
COMPREHENSIVE INCOME	$77,818	$99,833	$48,083

GRUBHUB INC.
Consolidated Balance Sheets
(in thousands, except share data)

	December 31, 2018	December 31, 2017
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$211,245	$234,090
Short-term investments	14,084	23,605
Accounts receivable, less allowances for doubtful accounts	110,855	87,377
Income tax receivable	9,949	8,593
Prepaid expenses and other current assets	17,642	6,818
Total current assets	363,775	360,483
PROPERTY AND EQUIPMENT:
Property and equipment, net of depreciation and amortization	119,495	71,384
OTHER ASSETS:
Other assets	14,186	6,487
Goodwill	1,019,239	589,862
Acquired intangible assets, net of amortization	549,013	515,553
Total other assets	1,582,438	1,111,902
TOTAL ASSETS	$2,065,708	$1,543,769
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Restaurant food liability	$127,344	$119,922
Accounts payable	26,656	7,607
Accrued payroll	18,173	13,186
Taxes payable	422	3,109
Short-term debt	6,250	3,906
Other accruals	44,323	26,818
Total current liabilities	223,168	174,548
LONG-TERM LIABILITIES:
Deferred taxes, non-current	46,383	74,292
Other accruals	18,270	7,468
Long-term debt	335,548	169,645
Total long-term liabilities	400,201	251,405
Commitments and contingencies
STOCKHOLDERS’ EQUITY:
Preferred Stock, $0.0001 par value. Authorized: 25,000,000 shares as of December 31, 2018 and December 31, 2017; issued and outstanding: no shares as of December 31, 2018 and December 31, 2017.	—	—
Common stock, $0.0001 par value. Authorized: 500,000,000 shares at December 31, 2018 and December 31, 2017; issued and outstanding: 90,756,548 and 86,790,624 shares as of December 31, 2018 and December 31, 2017, respectively	9	9
Accumulated other comprehensive loss	(1,891)	(1,228)
Additional paid-in capital	1,094,866	849,043
Retained earnings	349,355	269,992
Total Stockholders’ Equity	$1,442,339	$1,117,816
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,065,708	$1,543,769

GRUBHUB INC.
Statements of Cash Flows
(in thousands)

	Year Ended December 31,
	2018	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$78,481	$98,983	$49,557
Adjustments to reconcile net income to net cash from operating activities:
Depreciation	21,647	11,775	8,921
Bad debt expense	941	1,424	1,102
Deferred taxes	1,724	(31,179)	1,027
Amortization of intangible assets and developed software	64,293	40,073	26,272
Stock-based compensation	55,261	32,748	23,559
Deferred rent	4,974	849	1,286
Tenant allowance amortization	(837)	(135)	(159)
Amortization of deferred loan costs	715	487	365
Other	(241)	(168)	(612)
Change in assets and liabilities, net of the effects of business acquisitions:
Accounts receivable	(6,092)	(26,236)	(12,027)
Income taxes receivable	(1,356)	(1,597)	(5,461)
Prepaid expenses and other assets	(16,270)	5,516	(8,663)
Restaurant food liability	2,921	8,576	16,451
Accounts payable	11,160	(4,244)	(3,204)
Accrued payroll	3,621	5,537	1,819
Other accruals	4,585	11,735	(2,453)
Net cash provided by operating activities	225,527	154,144	97,780
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of businesses, net of cash acquired	(517,909)	(333,301)	(65,849)
Purchases of investments	(57,197)	(154,758)	(226,694)
Proceeds from maturity of investments	67,166	215,983	284,662
Capitalized website and development costs	(31,180)	(21,325)	(12,809)
Purchases of property and equipment	(43,033)	(18,971)	(24,087)
Acquisition of other intangible assets	(11,851)	(25,147)	(250)
Other cash flows from investing activities	—	557	(492)
Net cash used in investing activities	(594,004)	(336,962)	(45,519)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of common stock	200,000	—	—
Proceeds from borrowings under the credit facility	222,000	200,000	—
Repayments of borrowings under the credit facility	(53,906)	(25,781)	—
Repurchases of Common Stock	—	—	(14,774)
Proceeds from exercise of stock options	14,190	16,375	13,468
Excess tax benefits related to stock-based compensation	—	—	24,906
Taxes paid related to net settlement of stock-based compensation awards	(35,599)	(10,556)	(2,779)
Payments for debt issuance costs	—	(1,979)	(1,477)
Net cash provided by financing activities	346,685	178,059	19,344
Net change in cash, cash equivalents, and restricted cash	(21,792)	(4,759)	71,605
Effect of exchange rates on cash, cash equivalents and restricted cash	(645)	784	(1,394)
Cash, cash equivalents, and restricted cash at beginning of year	238,239	242,214	172,003
Cash, cash equivalents, and restricted cash at end of the year	$215,802	$238,239	$242,214
SUPPLEMENTAL DISCLOSURE OF NON-CASH ITEMS
Cash paid for income taxes	$7,895	$19,148	$8,722
Capitalized property, equipment and website and development costs in accounts payable at period end	7,463	2,960	2,583
Net working capital adjustment receivable	127	737	—
Fair value of equity awards assumed on acquisition	2,966	274	—
RECONCILIATION OF CASH, CASH EQUIVALENTS, AND RESTRICTED CASH
Cash and cash equivalents	$211,245	$234,090	$239,528
Restricted cash included in prepaid expenses and other current assets	1,398	—	—
Restricted cash included in other assets	3,159	4,149	2,686
Total cash, cash equivalents, and restricted cash	$215,802	$238,239	$242,214

GRUBHUB INC.
Consolidated Statements of Changes in Stockholders’ Equity
(in thousands, except share data)

	Common stock			Accumulated Other Comprehensive	Retained	Total Stockholders'
	Shares	Amount	APIC	Income (Loss)	Earnings	Equity
Balance December 31, 2015	84,979,869	$8	$759,292	$(604)	$118,900	$877,596
Net income	—	—	—	—	49,557	49,557
Currency translation	—	—	—	(1,474)	—	(1,474)
Stock-based compensation	—	—	25,619	—	—	25,619
Tax benefit related to stock-based compensation	—	—	24,906	—	—	24,906
Stock option exercises and vesting of restricted stock units, net of withholdings and other	1,523,952	1	13,467	—	—	13,468
Repurchases of common stock	(724,473)	—	(14,774)	—	—	(14,774)
Shares repurchased and retired to satisfy tax withholding upon vesting	(87,015)	—	(2,779)	—	—	(2,779)
Balance at December 31, 2016	85,692,333	9	805,731	(2,078)	168,457	972,119
Net income	—	—	—	—	98,983	98,983
Cumulative effect adjustment upon adoption of ASU 2016-09	—	—	—	—	2,552	2,552
Currency translation	—	—	—	850	—	850
Stock-based compensation	—	—	37,219	—	—	37,219
Stock option exercises and vesting of restricted stock units, net of withholdings and other	1,331,083	—	16,375	—	—	16,375
Issuance of common stock, acquisitions	—	—	274	—	—	274
Shares repurchased and retired to satisfy tax withholding upon vesting	(232,792)	—	(10,556)	—	—	(10,556)
Balance at December 31, 2017	86,790,624	9	849,043	(1,228)	269,992	1,117,816
Net income	—	—	—	—	78,481	78,481
Cumulative effect adjustment upon adoption of ASU 2014-09	—	—	—	—	882	882
Currency translation	—	—	—	(663)	—	(663)
Stock-based compensation	—	—	64,266	—	—	64,266
Stock option exercises and vesting of restricted stock units, net of withholdings and other	1,512,426	—	14,190	—	—	14,190
Issuance of common stock, investments	2,820,464	—	200,000	—	—	200,000
Issuance of common stock, acquisitions	—	—	2,966	—	—	2,966
Shares repurchased and retired to satisfy tax withholding upon vesting	(366,966)	—	(35,599)	—	—	(35,599)
Balance at December 31, 2018	90,756,548	$9	$1,094,866	$(1,891)	$349,355	$1,442,339

GRUBHUB INC.
Notes to 2018 Consolidated Financial Statements

1.	Organization

Grubhub Inc., a Delaware corporation, and its wholly-owned subsidiaries (collectively referred to as the “Company”) provide an online and mobile takeout marketplace for restaurant pick-up and delivery orders. The Company connects diners and restaurants through restaurant technology and easy-to-use platforms. Diners enter their delivery address or use geo-location within the mobile applications and the Company displays the menus and other relevant information for restaurants in its network. Orders may be placed directly online, via mobile applications or over the phone. The Company primarily charges the restaurant a per order commission that is largely fee based. In many markets, the Company also provides delivery services to restaurants on its platform that do not have their own delivery operations. The Company’s takeout marketplace, and related platforms where the Company provides marketing services to generate orders, are collectively referred to as the “Platform”.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The Company’s consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The accompanying consolidated financial statements include all wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The consolidated statements of operations include the results of entities acquired from the dates of the acquisitions for accounting purposes.

On January 1, 2018, the Company adopted Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC Topic 606”) using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning on or after January 1, 2018 are presented under ASC Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with historical accounting guidance under ASC Topic 605. See Recently Issued Accounting Pronouncements and Note 3, Revenue, below for additional details.

Changes in Accounting Principle

See “Recently Issued Accounting Pronouncements” below for a description of accounting principle changes adopted during the year ended December 31, 2018 related to revenue and the statement of cash flows.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the related disclosures at the date of the financial statements, as well as the reported amounts of revenue and expenses during the periods presented. Estimates include revenue recognition, the allowance for doubtful accounts, website and internal-use software development costs, goodwill, depreciable lives of property and equipment, recoverability of intangible assets with finite lives and other long-lived assets and stock-based compensation. To the extent there are material differences between these estimates, judgments or assumptions and actual results, the Company’s consolidated financial statements will be affected. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application.

Cash and Cash Equivalents

Cash includes demand deposits with banks or financial institutions. Cash equivalents include short-term, highly liquid investments that are both readily convertible to known amounts of cash, and that are so near their maturity that they present minimal risk of changes in value because of changes in interest rates. The Company’s cash equivalents include only investments with original maturities of three months or less. The Company regularly maintains cash in excess of federally insured limits at financial institutions. Cash and cash equivalents excludes the Company’s restricted cash balances of $4.6 million and $4.1 million as of December 31, 2018 and 2017, respectively, which are included within prepaid expenses and other current assets and other long term assets on the consolidated balance sheets.

Marketable Securities

Marketable securities consist primarily of commercial paper and investment grade U.S. and non-U.S.-issued corporate debt securities. The Company invests in a diversified portfolio of marketable securities and limits the concentration of its investment in any particular security. Marketable securities with original maturities of three months or less are included in cash and cash equivalents and marketable securities with original maturities greater than three months, but less than one year, are included in short term investments on the consolidated balance sheets. The Company determines the classification of its marketable securities as available-for-sale or held-to-maturity at the time of purchase and reassesses these determinations at each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the intent to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost and are periodically assessed for other-than-temporary impairment. The amortized cost of debt securities is adjusted for the amortization of premiums and accretion of discounts to maturity, which is recognized as interest income within net interest (income) expense in the consolidated statements of operations. Interest income is recognized when earned.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of foreign currency translation adjustments. The financial statements of the Company’s foreign subsidiaries are translated from their functional currency into U.S. dollars. Assets and liabilities are translated at period end rates of exchange, and revenue and expenses are translated using average rates of exchange. The resulting gain or loss is included in accumulated other comprehensive loss on the consolidated balance sheets.

Property and Equipment, Net

Property and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets. The useful lives are as follows:

Estimated Useful Life
Computer equipment	2-3 years
Furniture and fixtures	5 years
Developed software	1-3 years
Purchased software and digital assets	3-5 years
Leasehold improvements	Shorter of expected useful life or lease term

Maintenance and repair costs are charged to expense as incurred. Major improvements, which extend the useful life of the related asset, are capitalized. Upon disposal of a fixed asset, the Company records a gain or loss based on the difference between the proceeds received and the net book value of the disposed asset.

Accounts Receivable, Net

See Note 3, Revenue, below for a description of the Company’s accounts receivable accounting policy.

Advertising Costs

Advertising costs are generally expensed as incurred in connection with the requisite service period. Certain advertising production costs are capitalized and expensed when the advertisement first takes place. For the years ended December 31, 2018, 2017 and 2016, expenses attributable to advertising totaled approximately $170.3 million, $107.2 million and $75.5 million, respectively. Advertising costs are recorded in sales and marketing expense on the Company’s consolidated statements of operations.

Stock-Based Compensation

The Company measures compensation expense for all stock-based awards, including stock options, restricted stock units and restricted stock awards, at fair value on the date of grant and recognizes compensation expense over the service period on a straight-line basis for awards expected to vest.

The Company uses the Black-Scholes option-pricing model to determine the fair value for stock options. Management has determined the Black-Scholes fair value of stock option awards and related stock-based compensation expense with the assistance of third-party valuations. Determining the fair value of stock-based awards at the grant date requires judgment. The determination of the grant date fair value of options using an option-pricing model is affected by the Company’s estimated common stock fair value as well as assumptions regarding a number of other complex and subjective variables. If any of the assumptions used in the Black-Scholes model changes significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously.

The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions, including the expected term and the price volatility of the underlying stock, which determine the fair value of stock-based awards. These assumptions include:

●	Risk-free rate. Risk-free interest rates are derived from U.S. Treasury securities as of the option grant date.

●
Expected dividend yields.  Expected dividend yields are based on our historical dividend payments, which have been zero to date (excluding the preferred stock tax distributions made by Seamless Holdings prior to 2015).

●
Volatility.  Beginning in the first quarter of 2018, expected volatility is based on the historical and implied volatilities of the Company’s own common stock. Prior to 2018, the expected stock price volatility was based on a combination of the historical and implied volatilities of comparable publicly-traded companies and the historical volatility of our common stock due to our limited trading history as there was no active external or internal market for our common stock prior to the Company’s initial public offering in April 2014.

●
Expected term.  Beginning in the first quarter of 2017, the expected term calculation for option awards considers a combination of the Company’s historical and estimated future exercise behavior. Prior to 2017, the Company applied a simplified method which estimated the weighted-average expected life of the options as the average of the vesting option schedule and the term of the award due to insufficient historical exercise data as a result of the limited period of time stock-based awards had been exercisable.

●
Forfeiture rate.  Forfeiture rates are estimated using historical actual forfeiture trends as well as our judgment of future forfeitures. These rates are evaluated at least annually and any change in compensation expense is recognized in the period of the change. The estimation of stock awards that will ultimately vest requires judgment and, to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period in which the estimates are revised. The Company considers many factors when estimating expected forfeitures, including the types of awards and employee class. Actual results, and future changes in estimates, may differ substantially from management’s current estimates.

See Note 10, Stock-Based Compensation, for the weighted-average assumptions used to estimate the fair value of options granted during the years ended December 31, 2018, 2017 and 2016.

Prior to the adoption of Accounting Standards Update No. 2016-09, “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”) in 2017, the Company elected to use the with-and-without method in determining the order in which tax attributes are utilized. As a result, the Company only recognized a tax benefit for stock-based awards in additional paid-in capital if an incremental tax benefit was realized after all other tax attributes available to the Company had been utilized. Beginning in the first quarter of 2017, the Company recognizes tax benefits and deficiencies for stock-based awards in income tax (benefit) expense within the consolidated statements of operations. See Note 10, Stock-Based Compensation, for further discussion.

Income Tax (Benefit) Expense

Income tax (benefit) expense is determined using the asset and liability method. Under this method, deferred tax assets and liabilities are calculated based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using the enacted tax rates that are applicable in a given year. The utilization of deferred tax assets is limited by the amount of taxable income expected to be generated within the allowable carryforward period and other factors. The Company records a valuation allowance to reduce deferred tax assets to the amount management believes is more likely than not to be realized. As of December 31, 2018 and 2017, a valuation allowance of $23.8 million and $4.8 million, respectively, was recorded on the Company’s consolidated balance sheets. See Note 11, Income Taxes, for additional information.

The Company utilizes a two-step approach to recognizing and measuring uncertain tax positions (“tax contingencies”). The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount which is more than 50% likely to be realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments, and which may not accurately forecast actual outcomes.

Management believes that it is more likely than not that forecasted income, including future reversals of existing taxable temporary differences, will be sufficient to fully recover the net deferred tax assets. In the event the Company determines that all or part of the net deferred tax assets are not realizable in the future, we will adjust the valuation allowance with the adjustment recognized as expense in the period in which such determination is made. The calculation of income tax liabilities involves significant judgment in estimating the impact of uncertainties and complex tax laws. In addition, the Company’s tax returns are subject to audit by various U.S. and foreign tax authorities. Resolution of these uncertainties in a manner inconsistent with our expectations could have a material impact on the Company’s financial position and results of operations.

Due to the reduced cost of repatriating unremitted earnings as a result of U.S. tax legislation signed into law in December of 2017, the Tax Cuts and Jobs Act (the “Tax Act”), the Company plans to repatriate cash from the U.K. to the U.S. The Company estimated no additional tax liability as of December 31, 2018 and 2017 as there are no applicable withholding taxes for the transaction. Management regularly evaluates whether foreign earnings are expected to be permanently reinvested. This evaluation requires judgment about the future operating and liquidity needs of the Company’s foreign subsidiary. Changes in economic and business conditions, foreign or U.S. tax laws, or the Company’s financial situation could result in changes in these judgments and the need to record additional tax liabilities.

The Company includes interest and penalties related to tax contingencies in the provision for income taxes in the consolidated statements of operations. Management does not expect the total amount of unrecognized tax benefits to significantly change in the next twelve months.

Intangible Assets

Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives and are reviewed for impairment. The Company evaluates intangible assets with finite and indefinite useful lives and other long-lived assets for impairment whenever events or circumstances indicate that they may not be recoverable, or at least annually. If management determines in its qualitative assessment that it is more likely than not that the assets may not be recoverable, the recoverability of finite and other long-lived assets is measured by comparing the carrying amount of an asset group to the future undiscounted net cash flows expected to be generated by that asset group. The Company groups assets for purposes of such review at the lowest level for which identifiable cash flows of the asset group are largely independent of the cash flows of the other groups of assets and liabilities. The amount of impairment to be recognized for finite and indefinite-lived intangible assets and other long-lived assets is calculated as the difference between the carrying value and the fair value of the asset group, generally measured by discounting estimated future cash flows. There were no impairment indicators present during the years ended December 31, 2018, 2017 or 2016.

Website and Software Development Costs

The costs incurred in the preliminary stages of website and software development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental and deemed by management to be significant, are capitalized and amortized on a straight-line basis over the estimated useful life of the application. Maintenance and enhancement costs, including those costs in the post-implementation stages, are typically expensed as incurred, unless such costs relate to substantial upgrades and enhancements to the website or software that result in added functionality, in which case the costs are capitalized and amortized on a straight-line basis over the estimated useful lives. Amortization expense related to capitalized website and software development costs is included in depreciation and amortization in the consolidated statements of operations. The Company capitalized $41.1 million, $26.0 million and $15.6 million of website development costs during the years ended December 31, 2018, 2017 and 2016, respectively.

Goodwill

Goodwill represents the excess of the cost of an acquired business over the fair value of the assets acquired at the date of acquisition. The Company’s methodology for allocating the purchase price of acquisitions is based on established valuation techniques that consider a number of factors, including valuations performed by third-party appraisers. As of December 31, 2018, the Company had $1,019.2 million in goodwill on its consolidated balance sheets. The Company assesses the impairment of goodwill at least annually and whenever events or changes in circumstances indicate that goodwill may be impaired. Absent any special circumstances that could require an interim test, the Company has elected to test for goodwill impairment at September 30 of each year. The Company has one reporting unit in testing goodwill for impairment.

In testing goodwill for impairment, the Company may elect to utilize a qualitative assessment to evaluate whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment indicates that goodwill impairment is more likely than not, the Company performs a quantitative impairment test. The Company would recognize an impairment charge for the amount by which the reporting unit’s carrying amount exceeds its fair value, if any, not to exceed the carrying amount of goodwill.

Management determined the fair value of the Company as of September 30, 2018 by using a market-based approach that utilized our market capitalization, as adjusted for factors such as a control premium. After consideration of the Company’s market capitalization, business growth and other factors, management determined that it was more likely than not that the fair value of the Company exceeded its carrying amount at September 30, 2018 and that further analysis was not required.

Additionally, as part of the interim review for indicators of impairment, management analyzed potential changes in value based on operating results for the three months ended December 31, 2018 compared to expected results. Management also considered how the Company’s market capitalization, business growth and other factors used in the September 30, 2018 impairment analysis, could be impacted by changes in market conditions and economic events. For example, the fair market value of the Company’s stock has decreased since September 30, 2018. Management considered these trends in performing its assessment of whether an interim impairment review was required. Based on this interim assessment, management concluded that as of December 31, 2018, there were no events or changes in circumstances that indicated it was more likely than not that the Company’s fair value was below its carrying value.

 The Company determined there was no goodwill impairment during the years ended December 31, 2018, 2017 and 2016. Nevertheless, significant changes in global economic and market conditions could result in changes to expectations of future financial results and key valuation assumptions. Such changes could result in revisions of management’s estimates of the Company’s fair value and could result in a material impairment of goodwill.

Debt Issuance Costs

The Company has incurred debt issuance costs in connection with its debt facilities and related amendments. Amounts paid directly to lenders are classified as issuance costs. Commitment fees and other costs directly associated with obtaining credit facilities are deferred financing costs which are recorded in the consolidated balance sheets and amortized over the term of the facility. The Company allocates deferred debt issuance costs incurred for its current credit facility between the revolver and term loan based on their relative borrowing capacity. Deferred debt issuance costs associated with the revolving credit facility are recorded within other assets and those associated with the term loan are recorded as a reduction of the carrying value of the debt on the consolidated balance sheets.  All deferred debt issuance costs are amortized using the effective interest rate method to interest expense within net interest (income) expense on the Company’s consolidated statements of operations. See Note 9, Debt, for additional details.

Fair Value

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The standards also establish a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. See Note 15, Fair Value Measurement, for details of the fair value hierarchy and the related inputs used by the Company.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. For the years ended December 31, 2018, 2017 and 2016, the Company had no customers which accounted for more than 10% of revenue or accounts receivable.

Revenue Recognition

See Note 3, Revenue, below for a description of the Company’s revenue recognition policy.

Deferred Rent

For the Company’s operating leases, the Company recognizes rent expenses on a straight-line basis over the terms of the leases. Accordingly, the Company records the difference between cash rent payments and the recognition of rent expenses as a deferred rent liability within other accruals in the consolidated balance sheets. The Company also has landlord-funded leasehold improvements that are recorded as tenant allowances, which are being amortized as a reduction of rent expense over the noncancelable terms of the operating leases. Deferred rent and tenant allowances recorded as of December 31, 2018 will be impacted by changes in accounting pronouncements that became effective in the first quarter of 2019. See Recently Issued Accounting Pronouncements below for additional information.

Segments

The Company has one reportable segment, which has been identified based on how the chief operating decision maker manages the business, makes operating decisions and evaluates operating performance.

Recently Issued Accounting Pronouncements

 In August 2018, the FASB issued Accounting Standards Update No. 2018-15, “Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract” (“ASU 2018-15”). ASU 2018-15 aligns the requirements for capitalizing implementation costs incurred in hosting arrangements that are service contracts and that include an internal-use software license with the requirement for capitalizing implementation costs incurred to develop or obtain internal-use software. The capitalized implementation costs are required to be expensed over the term of the hosting arrangement. The guidance also clarifies the presentation requirements for reporting such costs in the entity’s financial statements. The Company early adopted ASU 2018-15 beginning in the third quarter of 2018. The amendments have been applied prospectively to all implementation costs incurred after the date of adoption. The adoption of ASU 2018-15 has not had and is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In May 2017, the FASB issued Accounting Standards Update No. 2017-09, “Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting” (“ASU 2017-09”). ASU 2017-09 provides clarification on when modification accounting should be used for changes to the terms or conditions of a share-based payment award. ASU 2017-09 does not change the accounting for modifications but clarifies that modification accounting guidance should only be applied if there is a change to the value, vesting conditions, or award classification and would not be required if the changes are considered non-substantive. ASU 2017-09 was effective for and adopted by the Company beginning in the first quarter of 2018 on a prospective basis. The adoption of ASU 2017-09 has not had and is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In August 2016, the FASB issued Accounting Standards Update No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”). ASU 2016-15 adds or clarifies guidance on the classification of certain cash receipts and payments in the statement of cash flows with the intent of reducing diversity in practice related to eight types of cash flows including, among others, debt prepayment or debt extinguishment costs, contingent consideration payments made after a business combination, and separately identifiable cash flows and application of the predominance principle. In addition, in November 2016, the FASB issued Accounting Standards Update No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash” (“ASU 2016-18”). ASU 2016-18 requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flow. ASU 2016-15 and ASU 2016-18 were effective for and adopted by the Company beginning in the first quarter of 2018. The amendments were applied using a retrospective transition method to each period presented and impacted the Company’s presentation of the consolidated statements of cash flows. The adoption of ASU 2016-15 and ASU 2016-18 had no material impact on the Company’s consolidated financial position, results of operations or cash flows as the Company’s restricted cash balances are immaterial.

In June 2016, the FASB issued Accounting Standards Update No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). ASU 2016-13 introduces a new forward-looking approach, based on expected losses, to estimate credit losses on certain types of financial instruments, including trade receivables and held-to-maturity debt securities, which will require entities to incorporate considerations of historical information, current information and reasonable and supportable forecasts. This ASU also expands disclosure requirements. ASU 2016-13 is effective for the Company beginning in the first quarter of 2020 and early adoption is permitted. The guidance will be applied using the modified-retrospective approach. The adoption of ASU 2016-13 is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In February 2016, the FASB issued Accounting Standards Update No.2016-02, “Leases (Topic 842)” (“ASU 2016-02”), which established Accounting Standards Codification Topic 842 (“ASC Topic 842”). Under ASC Topic 842, a lessee will recognize in the statement of financial position a liability to make lease payments and a right-of-use asset for all leases (with the exception of short-term leases) at the commencement date. The recognition, measurement, and presentation of expenses and cash flows arising from a lease under ASU 2016-02 will not significantly change from current GAAP. ASU 2016-02 is effective beginning in the first quarter of 2019 with early adoption permitted. In July 2018, the FASB issued Accounting Standards Update No. 2018-11“ Leases (Topic 842): Targeted Improvements” (“ASU 2018-11”), which provides for the election of transition methods between the modified retrospective method and the optional transition relief method. The modified retrospective method is applied to all prior reporting periods presented with a cumulative-effect adjustment recorded in the earliest comparative period while the optional transition relief method is applied beginning in the period of adoption with a cumulative-effect adjustment recorded in the first quarter of 2019.   The Company will apply the optional transition relief method and has elected the optional practical expedient package, which includes retaining the current classification of leases. Under ASC Topic 842, the Company expects to record in the consolidated balances sheets as of January 1, 2019, right of use assets and lease liabilities for operating leases entered into prior to December 31, 2018 of approximately $80 million to $95 million. The adoption of ASC Topic 842 has a significant impact on the Company’s consolidated financial position, but management anticipates that it will have no material impact to its results of operations or cash flows.

In May 2014, and in subsequent updates, the FASB issued ASC Topic 606, Revenue from Contracts with Customers, which supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition, including most industry-specific requirements. ASC Topic 606 establishes a five-step revenue recognition process in which an entity will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASC Topic 606 also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenues and cash flows from contracts with customers. ASC Topic 606 was effective for and adopted by the Company in the first quarter of 2018.  The Company applied the modified retrospective approach to contracts which were not completed as of January 1, 2018. The adoption of ASC Topic 606 did not have and is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows or its business processes, systems and controls.

The adoption of ASC Topic 606 resulted in an increase in revenues of $1.2 million for the year ended December 31, 2018 and primarily had the following impact on the Company’s financial statements:

●
Beginning in January 1, 2018, the Company defers the incremental costs of obtaining contracts as contract acquisition assets resulting in a net decrease of $9.0 million in sales and marketing expense in the consolidated statements of operations for the year ended December 31, 2018 and corresponding increase in other assets on the consolidated balance sheets. Contract acquisition assets are amortized to sales and marketing expense in the consolidated statements of operations over the period in which services are expected to be provided to the customer, which is estimated to be approximately 4 years. Prior to the adoption of ASC Topic 606, the cost of obtaining a contract was recognized as it was incurred.

●
Beginning in the first quarter of 2018, the Company recognizes revenue from estimated unredeemed gift cards that are not subject to unclaimed property laws over the expected customer redemption period, rather than when the likelihood of redemption became remote. The Company recorded a cumulative-effect adjustment to opening retained earnings as of January 1, 2018 of $0.9 million related to unredeemed gift cards, breakage income of $1.1 million in revenues in the consolidated statements of operations during the year ended December 31, 2018 and a corresponding decrease in other accruals of $2.0 million on the consolidated balance sheets.

●
Changes in the timing of revenue recognition under ASC Topic 606 related to incentives, refunds and adjustments resulted in a $0.1 million increase in revenues in the consolidated statements of operations during the year ended December 31, 2018.

●
The adoption of ASC Topic 606 had no impact to the Company’s total net cash provided by or used in operations, investing or financing activities within the Company’s consolidated statement of cash flows for the year ended December 31, 2018.

See Note 3, Revenue, for additional details.

3.	Revenue

Revenues are recognized when control of the promised goods or services is transferred to the customer, in the amount that reflects the consideration the Company expects to receive in exchange for those good or services.

The Company generates revenues primarily when diners place an order on the Platform through its mobile applications, its websites, or through third-party websites that incorporate the Company’s API or one of the Company’s listed phone numbers. Restaurants generally pay a commission, typically a percentage of the transaction, on orders that are processed through the Platform. Most of the restaurants on the Company’s Platform can choose their level of commission rate, at or above a base rate. A restaurant can choose to pay a higher rate that affects its prominence and exposure to diners on the Platform. Additionally, restaurants on the Platform that use the Company’s delivery services pay an additional commission for the use of those services. The Company may also charge a delivery or other convenience fee directly to the diner.

Revenues from online and phone pick-up and delivery orders are recognized when the orders are transmitted to the restaurants, including revenues for managed delivery services due to the simultaneous nature of the Company’s delivery operations. The amount of revenue recognized by the Company is based on the arrangement with the related restaurant and is adjusted for any expected refunds or adjustments, which are estimated using an expected value approach based on historical experience and any cash credits related to the transaction, including incentive offers provided to restaurants and diners. The Company also recognizes as revenue any fees charged to the diner for delivery or convenience services provided by the Company. Although the Company processes and collects the entire amount of the transaction with the diner, it records revenue for transmitting orders to restaurants on a net basis because the Company is acting as an agent for takeout orders, which are prepared by the restaurants. The Company is the principal in the transaction with respect to credit card processing and managed delivery services because it controls the respective services. As a result, costs incurred for processing the credit card transactions and providing delivery services are included in operations and support expense in the consolidated statements of operations.

The Company periodically provides incentive offers to restaurants and diners to use our platform. These promotions are generally cash credits to be applied against purchases. These incentive offers are recorded as a reduction in revenues, generally on the date the corresponding order revenue is recognized. For those incentives that create an obligation to discount current or future orders, management applies judgment in allocating the incentives that are expected to be redeemed proportionally to current and future orders based on their relative expected transaction prices.

The Company derives some revenues from mobile application development professional services and access to the respective order ahead platforms and related services. Revenues for professional services and related platform access fees are generally recognized ratably over the subscription period beginning on the date the platform access becomes available to the customer. Revenues for certain professional services may be recognized in full once the services are performed if they are distinct. The Company also generates a small amount of revenues directly from companies that participate in our corporate ordering program and by selling advertising to third parties on our allmenus.com website. The Company does not anticipate that the foregoing will generate a material portion of our revenues in the foreseeable future.

For most orders, diners use a credit card to pay for their meal when the order is placed. For these transactions, the Company collects the total amount of the diner’s order net of payment processing fees from the payment processor and remits the net proceeds to the restaurant less commission. The Company generally accumulates funds and remits the net proceeds to the restaurants on at least a monthly basis, depending on the payment terms with the restaurant. The Company also accepts payment for orders via gift cards offered on its platform. For gift cards that are not subject to unclaimed property laws, the Company recognizes revenue from estimated unredeemed gift cards, based on its historical breakage experience, over the expected customer redemption period.

Certain governmental taxes are imposed on the products and services provided through the Company’s platform and are included in the order fees charged to the diner and collected by the Company. Sales taxes are either remitted to the restaurant for payment or are paid directly to certain states. These fees are recorded on a net basis, and, as a result, are excluded from revenues.

Accounts Receivable, Net

Accounts receivable primarily represent the net cash due from the Company’s payment processors for cleared transactions and amounts owed from corporate and other institutional customers and Enterprise restaurants, which are generally invoiced on a monthly basis. The carrying amount of the Company’s receivables is reduced by an allowance for doubtful accounts that reflects management’s best estimate of amounts that will not be collected. These uncollected amounts are generally not recovered from the restaurants. The allowance is recorded through a charge to bad debt expense which is recognized within general and administrative expense in the consolidated statements of operations. The allowance is based on historical loss experience and any specific risks, current or forecasted, identified in collection matters.

Management provides for probable uncollectible amounts through a charge against bad debt expense and a credit to an allowance based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off against the allowance. The Company does not charge interest on trade receivables.

The Company incurs expenses for uncollected credit card receivables (or “chargebacks”), including fraudulent orders, when a diner’s card is authorized but fails to process, and for other unpaid credit card receivables. The majority of the Company’s chargeback expense is recorded directly to general and administrative expense in the consolidated statements of operations as the charges are incurred; however, a portion of the allowance for doubtful accounts includes a reserve for estimated chargebacks on the net cash due from the Company’s payment processors as of the end of the period.

Changes in the Company’s allowance for doubtful accounts for the periods presented were as follows:

	Year Ended December 31,
	2018	2017
Balance at beginning of period	$1,513	$1,229
Additions (reductions) to expense	(23)	335
Write-offs, net of recoveries and other adjustments	(30)	(51)
Balance at end of period	$1,460	$1,513

Deferred Revenues

The Company’s deferred revenues consist primarily of gift card liabilities, certain incentive liabilities as well as customer billings for professional services recognized ratably over the subscription period. These amounts are included within other accruals on the consolidated balance sheets and are not material to the Company’s consolidated financial position. The majority of gift cards and incentives issued by the Company are redeemed within a year.

Contract Acquisition Costs

The Company defers the incremental costs of obtaining and renewing restaurant and corporate and campus program customer contracts, primarily consisting of commissions and bonuses and related payroll taxes, as contract acquisition assets within other assets on the consolidated balance sheets. Contract acquisition assets are amortized using the straight-line method to sales and marketing expense in the consolidated statements of operations over the useful life of the contract, which is estimated to be approximately 4 years based on anticipated customer renewals. During the year ended December 31, 2018, the Company deferred $10.3 million of contract acquisitions costs and amortized $1.3 million of related expense. No amounts were deferred prior to the adoption of ASC Topic 606 on January 1, 2018.

4.	Acquisitions

2018 Acquisitions

On November 7, 2018, the Company acquired all of the issued and outstanding shares of Tapingo Ltd. (“Tapingo”) for approximately $152.1 million, including $151.8 million of cash paid (net of cash acquired of $1.5 million), $0.4 million of other non-cash consideration and a net working capital adjustment receivable of $0.1 million. Tapingo is a leading platform for campus food ordering with direct integration into college meal plans and point of sale systems. The acquisition of Tapingo has enhanced the Company’s diner network on college campuses.

On September 13, 2018, the Company acquired SCVNGR, Inc. d/b/a LevelUp (“LevelUp”) for approximately $369.4 million, including $366.8 million of cash paid (net of cash acquired of $6.0 million) and $2.6 million of other non-cash consideration.  LevelUp is a leading provider of mobile diner engagement and payment solutions for national and regional restaurant brands. The acquisition of LevelUp has simplified the Company’s integrations with restaurants’ systems, increased diner engagement and accelerated product development.

The Company assumed Tapingo and LevelUp employees’ unvested incentive stock option (“ISO”) awards as of the respective closing dates. Approximately $0.4 million and $2.6 million of the fair value of the assumed ISO awards granted to acquired Tapingo and LevelUp employees, respectively, was attributable to the pre-combination services of the awardees and was included in the respective purchase prices. These amounts are reflected within goodwill in the respective purchase price allocations. As of the respective acquisition dates, aggregate post-combination expense of approximately $21.4 million is expected to be recognized related to the combined assumed ISO awards over the remaining post-combination service periods.

The results of operations of Tapingo and LevelUp have been included in the Company’s financial statements since November 7, 2018 and September 13, 2018, respectively but did not have a material impact on the Company’s consolidated results of operations for the year ended December 31, 2018.

The excess of the consideration transferred in the acquisitions over the amounts assigned to the fair value of the net assets was recorded as goodwill, which represents the value of LevelUp’s technology team, the ability to simplify integrations with restaurants on the Company’s platform and the expanded breadth and depth of the Company’s network of diners and campus relationships. The total goodwill related to the acquisitions of Tapingo and LevelUp of $429.4 million is not deductible for income tax purposes.

The assets acquired and liabilities assumed of Tapingo and LevelUp were recorded at their estimated fair values as of the closing dates of November 7, 2018 and September 13, 2018, respectively. The purchase price allocation for Tapingo and LevelUp is subject to change within the measurement period as certain significant fair value estimates are subject to management review and approval. The following table summarizes the preliminary purchase price allocation acquisition-date fair values of the asset and liabilities acquired in connection with the Tapingo and LevelUp acquisitions:

	Tapingo	LevelUp	Total
	(in thousands)
Accounts receivable	$3,101	$6,201	$9,302
Prepaid expenses and other current assets	843	1,396	2,239
Property and equipment	—	895	895
Other assets	163	—	163
Restaurant relationships	11,279	10,217	21,496
Diner acquisition	—	3,912	3,912
Below-market lease intangible	—	2,205	2,205
Developed technology	9,755	20,107	29,862
Goodwill	133,383	295,994	429,377
Net deferred tax asset	(1,988)	31,621	29,633
Accounts payable and accrued expenses	(4,478)	(3,121)	(7,599)
Total purchase price net of cash acquired	$152,058	$369,427	$521,485
Net working capital adjustment receivable	127	—	127
Fair value of assumed ISOs attributable to pre-combination service	(372)	(2,594)	(2,966)
Net cash paid	$151,813	$366,833	$518,646

2017 Acquisitions

On October 10, 2017, the Company acquired all of the issued and outstanding equity interests of Eat24, LLC (“Eat24”), a wholly owned subsidiary of Yelp Inc., for approximately $281.7 million, including $281.4 million in net cash paid and $0.3 million of other non-cash consideration. Of such amount, $28.8 million will be held in escrow for an 18-month period after closing to secure the Company’s indemnification rights under the purchase agreement. Eat24 provides online and mobile food ordering for restaurants and diners across the United States. The acquisition expanded the breadth and depth of the Company’s national network of restaurant partners and active diners.

The Company granted restricted stock unit (“RSU”) awards to acquired Eat24 employees in replacement of their unvested equity awards as of the closing date. Approximately $0.3 million of the fair value of the replacement RSU awards granted to acquired Eat24 employees was attributable to the pre-combination services of the Eat24 awardees and was included in the $281.7 million purchase price. This amount is reflected within goodwill in the purchase price allocation. As of the acquisition date, post-combination expense of approximately $4.1 million was expected to be recognized related to the replacement awards over the remaining post-combination service period.

On August 23, 2017, the Company acquired substantially all of the assets and certain expressly specified liabilities of A&D Network Solutions, Inc. and Dashed, Inc. (collectively, “Foodler”). The purchase price for Foodler was $51.1 million in cash, net of cash acquired of $0.1 million. Foodler is an independent online food-ordering company with an established diner base in the Northeast United States. The acquisition expanded the breadth and depth of the Company’s restaurant network, active diners and delivery network.

The results of operations of Eat24 and Foodler have been included in the Company’s financial statements since October 10, 2017 and August 23, 2017, respectively.

The excess of the consideration transferred in the acquisitions over the net amounts assigned to the fair value of the assets was recorded as goodwill, which represents the value of increasing the breadth and depth of the Company’s network of restaurants and diners. The total goodwill related to the acquisitions of Eat24 and Foodler of $153.4 million is expected to be deductible for income tax purposes.

The assets acquired and liabilities assumed of Eat24 and Foodler were recorded at their estimated fair values as of the respective closing dates of October 10, 2017 and August 23, 2017. The following table summarizes the final purchase price allocation acquisition-date fair values of the assets and liabilities acquired in connection with the Eat24 and Foodler acquisitions:

	Eat24	Foodler	Total
	(in thousands)
Accounts receivable	$8,267	$307	$8,574
Prepaid expenses and other current assets	221	—	221
Property and equipment	1,113	—	1,113
Restaurant relationships	126,232	35,217	161,449
Diner acquisition	35,226	1,354	36,580
Trademarks	2,225	74	2,299
Developed technology	2,559	1,955	4,514
Goodwill	135,955	17,452	153,407
Accounts payable and accrued expenses	(30,082)	(5,237)	(35,319)
Total purchase price net of cash acquired	$281,716	$51,122	$332,838
Fair value of replacement RSUs attributable to pre-combination service	(274)	—	(274)
Net cash paid	$281,442	$51,122	$332,564

2016 Acquisitions

On May 5, 2016, the Company acquired all of the issued and outstanding stock of KMLEE Investments Inc. and LABite.com, Inc. (collectively, “LABite”). The purchase price for LABite was $65.8 million in cash, net of cash acquired of $2.6 million. LABite provides online and mobile food ordering and delivery services for restaurants in numerous western and southwestern cities of the United States. The acquisition expanded the Company’s restaurant, diner and delivery networks.

The results of operations of LABite have been included in the Company’s financial statements since May 5, 2016.

The excess of the consideration transferred in the acquisition over the net amounts assigned to the fair value of the assets acquired was recorded as goodwill, which represents the opportunity to expand restaurant delivery services and enhance the breadth and depth of the Company’s restaurant partners. Of the $40.2 million of goodwill related to the acquisition, $5.0 million is expected to be deductible for income tax purposes.

The assets acquired and liabilities assumed of LABite were recorded at their estimated fair values as of the closing date of May 5, 2016. The following table summarizes the final purchase price allocation acquisition-date fair values of the assets and liabilities acquired in connection with the LABite acquisition:

(in thousands)
Accounts receivable	$2,320
Prepaid expenses and other assets	68
Restaurant relationships	46,513
Property and equipment	257
Developed technology	1,731
Goodwill	40,235
Trademarks	440
Accounts payable and accrued expenses	(6,303)
Net deferred tax liability	(19,412)
Total purchase price net of cash acquired	$65,849
Additional Information

The estimated fair values of the intangible assets acquired were determined based on a combination of the income, cost, and market approaches to measure the fair value of the restaurant relationships, diner acquisition, developed technology and trademarks as follows:

Valuation Method
	Tapingo	LevelUp	Eat24	Foodler
Restaurant relationships	Multi-period excess earnings	With or without comparative business valuation	Multi-period excess earnings	Multi-period excess earnings
Diner acquisition	n/a	Cost to recreate	Cost to recreate	Cost to recreate
Developed technology	Cost to recreate	Multi-period excess earnings	Cost to recreate	Cost to recreate
Trademark	n/a	n/a	Relief from royalty	Relief from royalty

The fair value of the LevelUp below market lease was measured based on the present value of the difference between the contractual amounts to be paid pursuant to the lease and an estimate of current fair market lease rates measured over the non-cancelable remaining term of the lease.

These fair value measurements were based on significant inputs not observable in the market and thus represent Level 3 measurements within the fair value hierarchy.

The Company incurred certain expenses directly and indirectly related to acquisitions which were recognized in general and administrative expenses within the consolidated statements of operations for the year ended December 31, 2018, 2017 and 2016 of $6.9 million, $5.6 million, and $2.0 million, respectively.

Pro Forma (unaudited)

The following unaudited pro forma information presents a summary of the operating results of the Company for the years ended December 31, 2018 and 2017 as if the acquisitions of Tapingo, LevelUp, Eat24, and Foodler had occurred as of January 1 of the year prior to acquisition:

	Year Ended December 31,
	2018	2017
	(in thousands, except per share data) (unaudited)
Revenues	$1,041,811	$782,895
Net income	55,975	41,008
Net income per share attributable to common shareholders:
Basic	$0.63	$0.48
Diluted	$0.61	$0.46

The pro forma adjustments that reflect the amortization that would have been recognized for intangible assets, elimination of transaction costs incurred, stock-based compensation expense for replacement awards, interest expense for transaction financings and other adjustments, as well as the pro forma tax impact of such adjustments for the years ended December 31, 2018 and 2017 were as follows:

	Year Ended December 31,
	2018	2017
	(in thousands) (unaudited)
Depreciation and amortization	$4,893	$16,588
Transaction costs	(6,923)	1,293
Stock-based compensation	3,748	7,200
Interest expense	1,601	5,358
Other	—	4,690
Income tax benefit	(1,548)	(15,098)

The unaudited pro forma revenues and net income are not intended to represent or be indicative of the Company’s consolidated results of operations or financial condition that would have been reported had the acquisitions been completed as of the beginning of the periods presented and should not be taken as indicative of the Company’s future consolidated results of operations or financial condition.

5.	Marketable Securities

The amortized cost, unrealized gains and losses and estimated fair value of the Company’s held-to-maturity marketable securities as of December 31, 2018 and 2017 were as follows:

	December 31, 2018
	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
		(in thousands)
Cash and cash equivalents
Commercial paper	$12,097	$—	$(21)	$12,076
Corporate bonds	870	—	—	870
Short-term investments
Commercial paper	13,334	—	(88)	13,246
Corporate bonds	750	—	—	750
Total	$27,051	$—	$(109)	$26,942

	December 31, 2017
	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
		(in thousands)
Cash and cash equivalents
Commercial paper	$39,979	$—	$(43)	$39,936
Corporate bonds	1,250	—	—	1,250
Short-term investments
Commercial paper	21,480	—	(99)	21,381
Corporate bonds	2,125	—	(1)	2,124
Total	$64,834	$—	$(143)	$64,691

All of the Company’s marketable securities were classified as held-to-maturity investments and have maturities within one year of December 31, 2018. Approximately $40 million of the Company’s marketable securities matured during the year ended December 31, 2018, which was invested in other interest-bearing accounts upon maturity.

The gross unrealized losses, estimated fair value and length of time the individual marketable securities were in a continuous loss position for those marketable securities in an unrealized loss position as of December 31, 2018 and 2017 were as follows:

	December 31, 2018
	Less Than 12 Months		12 Months or Greater		Total
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
	(in thousands)
Commercial paper	$25,322	$(109)	$—	$—	$25,322	$(109)
Corporate bonds	750	—	—	—	750	—
Total	$26,072	$(109)	$—	$—	$26,072	$(109)

	December 31, 2017
	Less Than 12 Months		12 Months or Greater		Total
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
	(in thousands)
Commercial paper	$61,317	$(142)	$—	$—	$61,317	$(142)
Corporate bonds	3,374	(1)	—	—	3,374	(1)
Total	$64,691	$(143)	$—	$—	$64,691	$(143)

The Company recognized interest income during the years ended December 31, 2018, 2017 and 2016 of $4.0 million, $2.0 million and $1.3 million, respectively, within net interest (income) expense on the consolidated statements of operations. During the years ended December 31, 2018, 2017 and 2016, the Company did not recognize any other-than-temporary impairment losses related to its marketable securities.

The Company’s marketable securities are classified within Level 2 of the fair value hierarchy (see Note 15, Fair Value Measurement, for further details).

6.	Goodwill and Acquired Intangible Assets

The components of acquired intangible assets as of December 31, 2018 and 2017 were as follows:

	December 31, 2018			December 31, 2017
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
	(in thousands)
Restaurant relationships	$494,278	$(103,457)	$390,821	$457,580	$(76,852)	$380,728
Diner acquisition	47,541	(10,306)	37,235	40,247	(1,906)	38,341
Developed technology	38,385	(10,247)	28,138	8,523	(6,418)	2,105
Trademarks	2,225	(2,225)	—	2,225	(402)	1,823
Below-market lease intangible	2,206	(124)	2,082	—	—	—
Other	3,676	(2,615)	1,061	6,888	(4,008)	2,880
Total amortizable intangible assets	588,311	(128,974)	459,337	515,463	(89,586)	425,877
Indefinite-lived trademarks	89,676	—	89,676	89,676	—	89,676
Total acquired intangible assets	$677,987	$(128,974)	$549,013	$605,139	$(89,586)	$515,553

The gross carrying amount and accumulated amortization of the Company’s intangible assets as of December 31, 2018 were adjusted by $3.2 million and $2.5 million, respectively, for certain assets that were no longer in use. Amortization expense for acquired intangible assets was $42.5 million, $28.1 million and $20.9 million for the years ended December 31, 2018, 2017 and 2016, respectively. Amortization of the acquired below-market lease intangible is recognized as rent expense within the consolidated statements of operations.

The changes in the carrying amount of goodwill during the years ended December 31, 2018 and 2017 were as follows.

	Goodwill	Accumulated Impairment Losses	Net Book Value
	(in thousands)
Balance as of December 31, 2016	$436,455	$—	$436,455
Acquisitions	153,407	—	153,407
Balance as of December 31, 2017	$589,862	$—	$589,862
Acquisitions	429,377	—	429,377
Balance as of December 31, 2018	$1,019,239	$—	$1,019,239

In October 2018, the Company completed the acquisition of substantially all of the restaurant and diner network assets of OrderUp, Inc. (“OrderUp”). OrderUp provides online and mobile food ordering for restaurants across the United States. The Company previously completed the acquisition of certain assets of OrderUp from Groupon, Inc. in September 2017.

During the year ended December 31, 2018, the Company recorded additions to acquired intangible assets of $76.1 million as a result of the acquisitions of LevelUp and Tapingo and the acquisition of certain assets of OrderUp. During the year ended December 31, 2017, the Company recorded additions to acquired intangible assets of $230.0 million as a result of the acquisitions of Eat24 and Foodler, the acquisition of certain assets of OrderUp and payments made to Zoomer, Inc. The components of the acquired intangible assets added during the years ended December 31, 2018 and 2017 were as follows:

	Year Ended December 31, 2018		Year Ended December 31, 2017
	Amount	Weighted- Average Amortization Period	Amount	Weighted- Average Amortization Period
	(in thousands)	(years)	(in thousands)	(years)
Restaurant relationships	$36,697	17.5	$177,929	19.3
Developed technology	29,862	4.7	4,514	0.5
Diner acquisition	7,294	5.0	40,247	5.0
Below-market lease intangible	2,205	5.8	—
Trademarks	—		2,299	1.2
Other	—		5,000	2.8
Total	$76,058		$229,989

Estimated future amortization expense of acquired intangible assets as of December 31, 2018 was as follows:

(in thousands)
2019	$47,445
2020	44,770
2021	39,120
2022	37,150
2023	30,644
Thereafter	260,208
Total	$459,337

As of December 31, 2018, the estimated remaining weighted-average useful life of the Company’s acquired intangibles was 13.9 years. The Company recognizes amortization expense for acquired intangibles on a straight-line basis.

7.	Property and Equipment

The components of the Company’s property and equipment as of December 31, 2018 and 2017 were as follows:

	December 31, 2018	December 31, 2017
	(in thousands)
Developed software	$90,302	$52,041
Computer equipment	50,767	31,601
Leasehold improvements	39,550	23,400
Furniture and fixtures	10,801	6,857
Purchased software and digital assets	4,696	2,881
Construction in progress	1,976	—
Property and equipment	198,092	116,780
Accumulated depreciation and amortization	(78,597)	(45,396)
Property and equipment, net	$119,495	$71,384

The Company recorded depreciation and amortization expense for property and equipment other than developed software for the years ended December 31, 2018, 2017 and 2016 of $21.6 million, $11.7 million and $8.9 million, respectively. The gross carrying amount and accumulated amortization of the Company’s leasehold improvements, developed software, furniture and fixtures and purchased software and digital assets as of December 31, 2018 were adjusted in aggregate by $10.3 million and $9.8 million, respectively, for certain assets that were no longer in use.

The Company capitalized developed software costs of $41.1 million, $26.0 million and $15.6 million for the years ended December 31, 2018, 2017 and 2016, respectively. Amortization expense for developed software costs, recognized in depreciation and amortization in the consolidated statements of operations, for the years ended December 31, 2018, 2017 and 2016 was $21.8 million, $12.0 million and $5.4 million, respectively.

8.	Commitments and Contingencies

Office Facility Leases

As of December 31, 2018, the Company had various operating lease agreements for its office facilities which expire at various dates through September 2029. The terms of the lease agreements provide for rental payments on a graduated basis. For its primary operating leases, the Company can, after the initial lease term, renew its leases under right of first offer terms at fair value at the time of renewal for a period of five years. The Company recognizes rent expense on a straight-line basis over the lease term.

Rental expense, primarily for leased office space under the operating lease commitments, was $13.1 million, $7.5 million and $5.6 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Future minimum lease payments under the Company’s operating lease agreements that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2018 were as follows:

(in thousands)
2019	$13,009
2020	14,874
2021	14,243
2022	12,219
2023	12,220
Thereafter	57,503
Total	$124,068

The table above does not reflect the Company’s option to exercise early termination rights or the payment of related early termination fees.

Legal

In August 2011, Ameranth, Inc. (“Ameranth”) filed a patent infringement action against a number of defendants, including Grubhub Holdings Inc., in the U.S. District Court for the Southern District of California (the “Court”), Case No. 3:11-cv-1810 (“’1810 action”). Ameranth subsequently initiated additional actions for infringement of a related patent, including separate actions against Grubhub Holdings Inc., Case No. 3:12-cv-739, and Seamless North America, LLC, Case No. 3:12-cv-737, which were consolidated along with approximately 40 other cases Ameranth filed in the same district.

In September 2018, the district court granted summary judgment (on another defendant’s motion) of unpatentability on the sole remaining patent and vacated the December 3, 2018 jury trial date for the claims against Grubhub Holdings Inc. and Seamless North America, LLC. In October 2018, the district court entered final judgment on all claims in the case in which summary judgment was granted, and then stayed the remaining cases (including the cases against Grubhub and Seamless). Ameranth then appealed this decision to the U.S. Court of Appeals for the Federal Circuit. The Company believes this case lacks merit and that it has strong defenses to all of the infringement claims. The Company intends to defend the suit vigorously. However, the Company is unable to predict the likelihood of success of Ameranth’s infringement claims and is unable to predict the likelihood of success of its counterclaims. The Company has not recorded an accrual related to this lawsuit as of December 31, 2018, as it does not believe a material loss is probable. It is a reasonable possibility that a loss may be incurred; however, the possible range of loss is not estimable given the status of the case and the uncertainty as to whether the claims at issue are with or without merit, will be settled out of court, or will be determined in the Company’s favor, whether the Company may be required to expend significant management time and financial resources on the defense of such claims, and whether the Company will be able to recover any losses under its insurance policies.

In addition to the matter described above, from time to time, the Company is involved in various other legal proceedings arising from the normal course of business activities, including labor and employment claims, some of which relate to the alleged misclassification of independent contractors. In September 2015, a claim was brought in the United States District Court for the Northern District of California under the Private Attorneys General Act by an individual plaintiff on behalf of himself and seeking to represent other drivers and the State of California. The claim sought monetary penalties and injunctive relief for alleged violations of the California Labor Code based on the alleged misclassification of drivers as independent contractors. A decision was issued on February 8, 2018, and the court ruled in favor of the Company, finding that plaintiff was properly classified as an independent contractor. In March 2018, the plaintiff appealed this decision to the U.S. Court of Appeals for the Ninth Circuit. The Company does not believe any of the foregoing claims will have a material impact on its consolidated financial statements. However, there is no assurance that any claim will not be combined into a collective or class action.

Indemnification

In connection with the merger of Seamless North America, LLC, Seamless Holdings Corporation and Grubhub Holdings Inc. in August 2013, the Company agreed to indemnify Aramark Holdings Corporation for negative income tax consequences associated with the October 2012 spin-off of Seamless Holdings Corporation that were the result of certain actions taken by the Company through October 29, 2014, in certain instances subject to a $15.0 million limitation. Management is not aware of any actions that would impact the indemnification obligation.

9.	Debt

The following table summarizes the carrying value of the Company’s debt as of December 31, 2018:

	December 31, 2018	December 31, 2017
	(in thousands)
Term loan	$120,312	$124,219
Revolving loan	222,000	50,000
Total debt	$342,312	$174,219
Less current portion	(6,250)	(3,906)
Less unamortized deferred debt issuance costs	(514)	(668)
Long-term debt	$335,548	$169,645

On October 10, 2017, the Company entered into a credit agreement which provided, among other things, for aggregate revolving loans up to $225 million and term loans in an aggregate principal amount of $125 million (the “Previous Credit Agreement”). In addition, the Company was permitted to incur up to $150 million of incremental revolving loans or incremental term loans pursuant to the terms and conditions of the Previous Credit Agreement. The credit facility under the Previous Credit Agreement was due to expire on October 9, 2022. There were no changes in the terms of the Previous Credit Agreement during the year ended December 31, 2018, however, the Company refinanced the Previous Credit Agreement on February 6, 2019 (see Note 16, Subsequent Events, for additional details).

During the year ended December 31, 2018, the Company borrowed $222.0 million of revolving loans under the Previous Credit Agreement. The Company utilized the revolving loan proceeds to finance a portion of the purchase price and transaction costs in connection with the acquisitions of Tapingo and LevelUp. During the year ended December 31, 2018, the Company made principal payments of $53.9 million from cash on hand. As of December 31, 2018, outstanding borrowings under the Previous Credit Agreement were $342.3 million. The fair value of the Company’s outstanding debt approximates its carrying value as of December 31, 2018 (see Note 15, Fair Value Measurement, for additional details).

Under the Previous Credit Agreement, borrowings bore interest, at the Company’s option, based on LIBOR or an alternate base rate plus a margin. In the case of LIBOR loans, the margin ranged between 1.25% and 2.00% and, in the case of alternate base rate loans, between 0.25% and 1.0%, in each case, based upon the Company’s consolidated leverage ratio (as defined in the Previous Credit Agreement). The Company was also required to pay a commitment fee on the undrawn portion available under the revolving loan facility of between 0.20% and 0.30% per annum, based upon the Company’s consolidated leverage ratio.

As of December 31, 2018 and 2017, total unamortized debt issuance costs of $1.9 million and $2.6 million, respectively, were recorded as other assets and as a reduction of long-term debt on the consolidated balance sheets in proportion to the borrowing capacities of the revolving and term loans.

Interest expense includes interest on outstanding borrowings, amortization of debt issuance costs and commitment fees on the undrawn portion available under the Previous Credit Agreement. During the years ended December 31, 2018, 2017 and 2016, the Company recognized interest expense of $7.5 million, $2.1 million, and $0.6 million, respectively. The effective interest rate, including amortization of debt issuance costs and commitment fees, for borrowings under the Previous Credit Agreement for the years ended December 31, 2018 and 2017 was 3.82% and 3.00%, respectively.

The obligations under the Previous Credit Agreement and the guarantees were secured by a lien on substantially all of the tangible and intangible property of the Company and the domestic subsidiaries that are guarantors, and by a pledge of all of the equity interests of the Company’s domestic subsidiaries, subject to certain exceptions set forth in the Previous Credit Agreement.

The Previous Credit Agreement contained customary covenants that, among other things, required the Company to satisfy certain financial covenants and restricted the Company’s ability to incur additional debt, pay dividends and make distributions, make certain investments and acquisitions, create liens, transfer and sell material assets and merge or consolidate.  The Company was in compliance with the covenants as of December 31, 2018.

Future maturities of principal payments, excluding potential early payments, as of December 31, 2018 under the Previous Credit Agreement were as follows:

(in thousands)
2019	$6,250
2020	6,250
2021	7,031
2022	322,781
Total	$342,312

10.	Stock-Based Compensation

In May 2015, the Company’s stockholders approved the Grubhub Inc. 2015 Long-Term Incentive Plan (the “2015 Plan”), pursuant to which the Compensation Committee of the Board of Directors may grant stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance awards and other stock-based and cash-based awards. On May 20, 2015, the Company filed a registration statement on Form S-8 to register up to 14,256,901 shares of common stock reserved for issuance pursuant to awards granted under the 2015 Plan. Effective May 20, 2015, no further grants will be made under the Company’s 2013 Omnibus Incentive Plan (the “2013 Plan”). As of December 31, 2018, there were 3,729,176 shares of common stock authorized and available for issuance pursuant to awards granted under the 2015 Plan. On November 7, 2018 and September 14, 2018, the Company filed registration statements on Form S-8 to register up to 91,338 and 236,414 shares of common stock reserved for issuance pursuant to unvested assumed stock options granted under the respective incentive plans previously established by Tapingo and LevelUp. No further grants will be made under the assumed Tapingo and LevelUp incentive plans. The Board of Directors of the Company and committee or subcommittee of the Board of Directors has discretion to establish the terms and conditions for grants, including, but not limited to, the number of shares and vesting and forfeiture provisions.

The Company has granted non-qualified and incentive stock options, restricted stock units and restricted stock awards under its incentive plans. The Company recognizes compensation expense based on estimated grant date fair values for all stock-based awards issued to employees and directors, including stock options, restricted stock units and restricted stock awards. For all stock options outstanding as of December 31, 2018, the exercise price of the stock options equals the fair value of the stock option on the grant date. The stock options and restricted stock units vest over different lengths of time, but generally over 4 years, and are subject to forfeiture upon termination of employment prior to vesting. The maximum term for stock options issued to employees under the 2015 Plan, the 2013 Plan and the assumed Tapingo and LevelUp incentive plans is 10 years, and they expire 10 years from the date of grant. Compensation expense for stock options, restricted stock units and restricted stock awards is recognized ratably over the vesting period.

The rights granted to the recipient of a restricted stock unit generally accrue over the vesting period. Participants holding restricted stock units are not entitled to any ordinary cash dividends paid by the Company with respect to such shares unless otherwise provided by the terms of the award. The Company does not expect to pay any dividends in the foreseeable future.

The recipient of a restricted stock award shall have all of the rights of a holder of shares of the Company’s common stock, including the right to receive dividends, if any, the right to vote such shares and, upon the full vesting of the restricted stock awards, the right to tender such shares. The payment of any dividends will be deferred until the restricted stock awards have fully vested. The Company’s restricted stock awards generally vest over 2 years and are subject to forfeiture upon termination of employment prior to vesting unless otherwise provided in the terms of the award agreement.

Stock-based Compensation Expense

The total stock-based compensation expense related to all stock-based awards was $55.3 million, $32.7 million and $23.6 million during the years ended December 31, 2018, 2017 and 2016, respectively. As of December 31, 2018, $169.4 million of total unrecognized stock-based compensation expense is expected to be recognized over a weighted-average period of 2.9 years.

Excess tax benefits reflect the total realized value of the Company’s tax deductions from individual stock option exercise transactions and the vesting of restricted stock awards and restricted stock units in excess of the deferred tax assets that were previously recorded. During the years ended December 31,  2018 and 2017, the Company recognized excess tax benefits from stock-based compensation of $15.9 million and $7.1 million, respectively, within income tax (benefit) expense on the consolidated statements of operations and within cash flows from operating activities on the consolidated statements of cash flows. During the year ended December 31, 2016, the Company reported excess tax benefits as a decrease in cash flows from operations and an increase in cash flows from financing activities of $24.9 million. The change in presentation of excess tax benefits effective for the years ended December 31, 2018 and 2017 is a result of the adoption of ASU 2016-09.

The Company capitalized stock-based compensation expense as website and software development costs of $9.0 million, $4.5 million and $2.1 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Stock Options

The Company granted 347,891, 618,899 and 166,272 stock options under the 2015 Plan during the years ended December 31, 2018, 2017 and 2016, respectively. In 2018, the Company also assumed 327,752 unvested ISOs with the acquisitions of LevelUp and Tapingo. The fair value of each stock option award was estimated based on the assumptions below as of the grant date using the Black-Scholes-Merton option pricing model. Beginning in the first quarter of 2018, expected volatility is based on the historical and implied volatilities of the Company’s own common stock. The Company uses historical data to estimate option exercises and employee terminations within the valuation model. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term calculation for option awards considers a combination of the Company’s historical and estimated future exercise behavior. The risk-free rate for the period within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The assumptions used to determine the fair value of the stock options granted during the years ended December 31, 2018, 2017 and 2016 were as follows:

	Year Ended December 31,
	2018	2017	2016
Weighted-average fair value options granted	$66.19	$15.19	$12.59
Average risk-free interest rate	2.61%	1.65%	1.41%
Expected stock price volatility (a)	46.4%	48.7%	49.7%
Dividend yield	None	None	None
Expected stock option life (years) (b)	3.51	4.00	5.84

(a)
Prior to the first quarter of 2018, the expected stock price volatility was based on a combination of the historical and implied volatilities of comparable publicly-traded companies and the historical volatility of the Company’s own common stock due to its limited trading history as there was no active external or internal market for the Company’s common stock prior to the Company’s initial public offering in April 2014.

(b)
The expected term for Tapingo and LevelUp assumed ISO awards was calculated based on their respective remaining vesting periods as of the acquisition date. During the year ended December 31, 2016, the expected term of option awards was estimated using a simplified method due to the limited period of time stock-based awards had been exercisable.

Stock option awards as of December 31, 2018 and 2017, and changes during the year ended December 31, 2018, were as follows:

	Options	Weighted- Average Exercise Price	Aggregate Intrinsic Value (thousands)	Weighted- Average Exercise Term (years)
Outstanding at December 31, 2017	2,705,849	$25.53	$125,197	7.28
Granted	675,643	62.89
Forfeited	(206,986)	46.27
Exercised	(523,667)	27.10
Outstanding at December 31, 2018	2,650,839	33.13	120,977	6.87
Vested and expected to vest at December 31, 2018	2,649,081	33.11	120,926	6.87
Exercisable at December 31, 2018	1,599,731	$22.91	$86,880	6.03

The aggregate intrinsic value in the table above  represents the total pre-tax intrinsic value (the difference between the fair value of the common stock and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their in-the-money options on each date. The aggregate intrinsic value of assumed Tapingo and LevelUp ISOs as of December 31, 2018 was approximately $13.1 million. This amount will change in future periods based on the fair value of the Company’s stock and the number of options outstanding. The aggregate intrinsic value of awards exercised during the years ended December 31, 2018, 2017 and 2016 was $38.7 million, $19.5 million and $30.2 million, respectively.

The Company recorded compensation expense for stock options of $17.7 million, $11.8 million and $12.3 million for the years ended December 31, 2018, 2017 and 2016, respectively. As of December 31, 2018, total unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options was $34.2 million and is expected to be recognized over a weighted-average period of 2.5 years, including aggregate remaining post-combination expense of approximately $11.7 million expected to be recognized related to the assumed Tapingo and LevelUp ISO awards.

Restricted Stock Units and Restricted Stock Awards

Non-vested restricted stock units as of December 31, 2018 and 2017, and changes during the year ended December 31, 2018 were as follows:

	Restricted Stock Units
	Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2017	2,454,801	$37.56
Granted	1,325,499	94.41
Forfeited	(462,684)	52.72
Vested	(988,759)	36.55
Outstanding at December 31, 2018	2,328,857	$67.33

Compensation expense related to restricted stock units was $37.6 million, $20.9 million and $9.6 million during the years ended December 31, 2018, 2017 and 2016, respectively. The aggregate fair value as of the vest date of restricted stock units that vested during years ended December 31, 2018, 2017, and 2016 was $96.3 million, $27.3 million and $5.8 million, respectively. As of December 31, 2018, $135.2 million of total unrecognized compensation cost, adjusted for estimated forfeitures, related to 2,316,461 non-vested restricted stock units expected to vest with weighted-average grant date fair values of $67.14 is expected to be recognized over a weighted-average period of 3.0 years. The fair value of these awards was determined based on the Company’s stock price at the grant date and assumes no expected dividend payments through the vesting period.

Each of the compensation expense recognized and the vest date aggregate fair value of vested awards related to restricted stock awards was $1.7 million during the year ended December 31, 2016. There were no non-vested restricted stock awards or related expense during the years ended December 31, 2018 and 2017. As of December 31, 2018, there were no remaining non-vested restricted stock awards or related unrecognized compensation cost.

11.	Income Taxes

The Company files income tax returns in the U.S. federal, the United Kingdom (“U.K.”), Israel and various state jurisdictions.

For the years ended December 31, 2018, 2017 and 2016, the income tax provision was comprised of the following:

	Year Ended December 31,
	2018	2017	2016
	(in thousands)
Current:
Federal	$(2,934)	$16,852	$24,509
State	3,827	4,721	8,132
Foreign	335	271	338
Total current	1,228	21,844	32,979
Deferred:
Federal	2,608	(30,794)	800
State	(884)	(385)	516
Total deferred	1,724	(31,179)	1,316
Total income tax (benefit) expense	$2,952	$(9,335)	$34,295

Income before provision for income taxes for the years ended December 31, 2018, 2017 and 2016, was as follows:

	Year Ended December 31,
	2018	2017	2016
	(in thousands)
Domestic source	$80,878	$88,357	$82,033
Foreign source	555	1,291	1,819
Income before provision for income taxes	$81,433	$89,648	$83,852

The following is a reconciliation of income taxes computed at the U.S. federal statutory rate to the income taxes reported in the consolidated statements of operations for the years ended December 31, 2018, 2017 and 2016:

	Year Ended December 31,
	2018	2017	2016
	(in thousands)
Income tax expense at statutory rate	$17,101	$31,377	$29,348
State income taxes	1,248	5,011	5,621
Effect of federal rate change	—	(36,768)	—
Stock-based compensation	(15,924)	(7,072)	—
Excess compensation	1,753	—	—
Research and development tax credit	(1,470)	(800)	(638)
Uncertain tax position	(545)	(55)	—
Foreign rate differential	(57)	(203)	(273)
Unremitted earnings tax	—	363	—
All other	846	(1,188)	237
Total income tax (benefit) expense	$2,952	$(9,335)	$34,295

On December 22, 2017, the U.S. legislature enacted the Tax Act resulting in significant modifications to the tax law. The Company completed its determination of the accounting effects of the Tax Act in the period it was enacted. The Tax Act reduced the corporate income tax rate from 35% to 21%, subjected certain foreign earnings on which U.S. income tax was previously deferred to a one-time transition tax, as well as other changes. As a result of the Tax Act, the Company incurred an incremental income tax benefit of $34.1 million during the year ended December 31, 2017, which consisted primarily of the remeasurement of deferred tax assets and liabilities at the 21% corporate income tax rate and the one-time transition tax on accumulated foreign earnings of $0.4 million.

The tax effects of temporary differences giving rise to deferred income tax assets and liabilities as of December 31, 2018 and 2017 were as follows:

	As of December 31,
	2018	2017
	(in thousands)
Deferred tax assets:
Loss and credit carryforwards	$72,466	$11,184
Accrued expenses	4,128	2,089
Stock-based compensation	8,832	9,914
Fixed assets - state	2,295	—
Total deferred tax assets	87,721	23,187
Valuation allowance	(23,840)	(4,803)
Net deferred tax assets	63,881	18,384
Deferred tax liabilities:
Fixed assets	(8,607)	(5,909)
Intangible assets	(101,451)	(86,462)
Prepaid expenses	(206)	(305)
Total deferred tax liabilities	(110,264)	(92,676)
Net deferred tax liability	$(46,383)	$(74,292)

The Company classified its net deferred tax liabilities as long-term liabilities on the consolidated balance sheets as of December 31, 2018 and 2017.

A partial valuation reserve of $8.4 million and $4.8 million was recorded as of December 31, 2018 and 2017, respectively, against certain state-only credits as those credits have a short carryover period and the Company believes that this portion of the credit carryovers will more likely than not expire before they are utilized. The Company also recorded a full valuation allowance as of December 31, 2018 of $15.4 million on Israeli net operating losses (“NOLs”) as it is more likely than not that these will not be utilized.

The Tax Act generally allows companies to repatriate future foreign source earnings without incurring additional U.S. taxes by providing a 100% exemption for the foreign source portion of dividends from certain foreign subsidiaries. As a result, the Company plans to repatriate cash from its foreign subsidiaries to the U.S. in the future. The Company estimated no additional tax liability as there are no applicable withholding taxes for the repatriation of unremitted earnings of its foreign subsidiaries.

The Company had the following tax loss and credit carryforwards as of December 31, 2018 and 2017:

	2018	2017	Beginning Year of Expiration
	(in thousands)
U.S. federal loss carryforwards	$29,853	$595	2027
U.S. state and local loss carryforwards	18,147	4,362	2027
Israeli loss carryforward	15,382	—	Indefinite
Illinois Edge Credits (a)	11,992	8,422	2018
Federal research and development credit	1,986	—	2028
State research and development credit	1,710	—	2018

(a)	Amounts are before the federal benefit of state tax.

The adoption of ASU 2016-09 resulted in a $2.6 million cumulative effect adjustment to retained earnings, including the federal benefit of state taxes, on the consolidated balance sheets as of January 1, 2017.

 In July 2018, the examination in New York for corporate income tax returns for the tax years ended December 31, 2014, 2015 and 2016 was completed with no material findings. The Company does not expect any material additional tax liabilities, penalties and/or interest as a result of the audit. The Company’s tax returns are subject to the normal statute of limitations, three years from the filing date for federal income tax purposes. The federal and state statute of limitations generally remain open for years in which tax losses are generated until three years from the year those losses are utilized. Under these rules, the 2006 and later year NOLs of Slick City Media, Inc. are still subject to audit by the IRS and state and local jurisdictions. Also, the 2007 and later year NOLs of Grubhub Holdings Inc. and its acquired businesses are still subject to audit by the IRS and state and local jurisdictions. The December 31, 2015 and later period U.K. returns of Seamless Europe Ltd. are subject to examination by the U.K. tax authorities. The December 31, 2014 and later period Israeli returns of Tapingo Ltd. are subject to exam by the Israeli tax authorities.

The Company is subject to taxation in the U.S. federal and various state jurisdictions. Significant judgment is required in determining the provision for income taxes and recording the related income tax assets and liabilities. The Company’s practice for accounting for uncertainty in income taxes is to recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not criteria, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority.

The following table summarizes the Company’s unrecognized tax benefit activity during the years ended December 31, 2018 and 2017, excluding the related accrual for interest:

	As of December 31,
	2018	2017
	(in thousands)
Balance at beginning of period	$2,864	$3,345
Reductions for tax positions taken in prior years	(2,260)	(937)
Additions for tax positions taken in the current year	147	456
Balance at end of period	$751	$2,864

Included in the net deferred tax liabilities on the consolidated balance sheets as of December 31, 2018 and 2017 were deferred tax assets that relate to the potential settlement of these unrecognized tax benefits. As of December 31, 2018, the remaining reserve related to the Company’s New York and New York City unitary position for the year ending December 31, 2014 was reversed due to the closing of the statute of limitations. The remaining reserve relates to research and development credits.

The Company records interest and penalties, if any, as a component of its income tax (benefit) expense in the consolidated statements of operations. No interest expense or penalties were recognized during the year ended December 31, 2018. Interest expense of less than $0.1 million and no penalties were recognized during the year ended December 31, 2017.

12.	Stockholders’ Equity

As of December 31, 2018 and 2017, the Company was authorized to issue two classes of stock: common stock and preferred stock.

Common Stock

Each holder of common stock has one vote per share of common stock held on all matters that are submitted for stockholder vote. At December 31, 2018 and 2017, there were 500,000,000 shares of common stock authorized. At December 31, 2018 and 2017, there were 90,756,548 and 86,790,624 shares of common stock issued and outstanding, respectively. The Company did not hold any shares as treasury shares as of December 31, 2018 and 2017.

On April 25, 2018, the Company issued and sold 2,820,464 shares of the Company’s common stock to Yum Restaurant Services Group, LLC (the “Investor”), a wholly owned subsidiary of Yum! Brands, Inc., for an aggregate purchase price of $200 million pursuant to an investment agreement dated February 7, 2018, by and between the Company and the Investor. The Company has used and expects to use the proceeds for general corporate purposes.

On January 22, 2016, the Company’s Board of Directors approved a program that authorizes the repurchase of up to $100 million of the Company’s common stock exclusive of any fees, commissions or other expenses relating to such repurchases through open market purchases or privately negotiated transactions at the prevailing market price at the time of purchase. The repurchase program was announced on January 25, 2016. Repurchased stock may be retired or held as authorized but unissued treasury shares. The repurchase authorizations do not obligate the Company to acquire any particular amount of common stock or adopt any particular method of repurchase and may be modified, suspended or terminated at any time at management’s discretion. Repurchased and retired shares will result in an immediate reduction of the outstanding shares used to calculate the weighted-average common shares outstanding for basic and diluted net income per share at the time of the transaction. During the years ended December 31, 2018 and 2017, the Company did not repurchase any shares of its common stock. In 2016, the Company repurchased and retired 724,473 shares of its common stock at a weighted-average share price of $20.37, or an aggregate of $14.8 million.

Preferred Stock

The Company was authorized to issue 25,000,000 shares of preferred stock as of December 31, 2018 and 2017. There were no issued or outstanding shares of preferred stock as of December 31, 2018 and 2017.

13.	Retirement Plan
Beginning February 1, 2012, the Company has maintained a defined contribution plan for employees. The plan is qualified under section 401(k) of the Internal Revenue Code. The Company may also make discretionary profit sharing contributions as determined by the Company’s Board of Directors. The Company matched 100% of the first 3% of employees’ contributions of eligible compensation and 50% of the next 2% of employees’ contributions of eligible compensation during the years ended December 31, 2018, 2017 and 2016 and recognized matching contributions expense of $3.5 million, $2.3 million and $1.7 million, respectively.

14.	Earnings Per Share Attributable to Common Stockholders

Basic earnings per share is computed by dividing net income attributable to common stockholders by the weighted-average number of common shares outstanding during the period without consideration for common stock equivalents. Diluted net income per share attributable to common stockholders is computed by dividing net income by the weighted-average number of common shares outstanding during the period and potentially dilutive common stock equivalents, including stock options, restricted stock units and restricted stock awards, except in cases where the effect of the common stock equivalent would be antidilutive. Potential common stock equivalents consist of common stock issuable upon exercise of stock options and vesting of restricted stock units and restricted stock awards using the treasury stock method.

The sale of 2,820,464 shares of the Company’s common stock to the Investor on April 25, 2018 resulted in an immediate increase in the outstanding shares used to calculate the weighted-average common shares outstanding for the year ended December 31, 2018 (see Note 12, Stockholders’ Equity).

The following table presents the calculation of basic and diluted net income per share attributable to common stockholders for the years ended December 31, 2018, 2017 and 2016:

	Year Ended December 31,
	2018	2017	2016
	(in thousands, except per share data)
Basic earnings per share:
Net income attributable to common stockholders (numerator)	$78,481	$98,983	$49,557
Shares used in computation (denominator)
Weighted-average common shares outstanding	89,447	86,297	85,069
Basic earnings per share	$0.88	$1.15	$0.58
Diluted earnings per share:
Net income attributable to common stockholders (numerator)	$78,481	$98,983	$49,557
Shares used in computation (denominator)
Weighted-average common shares outstanding	89,447	86,297	85,069
Effect of dilutive securities:
Stock options	1,601	1,059	792
Restricted stock units and restricted stock awards	1,306	826	274
Weighted-average diluted shares	92,354	88,182	86,135	(a)
Diluted earnings per share	$0.85	$1.12	$0.58

(a)
Prior to the adoption of ASU 2016-09, the treasury stock method calculation of weighted-average dilutive shares outstanding for the year ended December 31, 2016 included the estimated impact of tax benefits and deficiencies.

During the year ended December 31, 2016, the Company repurchased and retired 724,473 shares of its common stock at a weighted-average share price of $20.37, or an aggregate of $14.8 million. The repurchases resulted in a reduction of the outstanding shares used to calculate the weighted-average common shares outstanding for basic and diluted net earnings per share from the dates of the repurchases. See Note 12, Stockholders' Equity, for additional details.

The number of shares of common stock underlying stock-based awards excluded from the calculation of diluted net income per share attributable to common stockholders because their effect would have been antidilutive for the years ended December 31, 2018, 20 17 and 2016 were as follows:

	Year Ended December 31,
	2018	2017	2016
Anti-dilutive shares underlying stock-based awards:
Stock options	216,451	—	552,108
Restricted stock units	222,984	35,646	212,170

15.	Fair Value Measurement

Certain assets and liabilities are required to be recorded at fair value on a recurring basis. Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The standards also establish a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The accounting guidance for fair value measurements prioritizes valuation methodologies based on the reliability of the inputs in the following three-tier value hierarchy:

●	Level 1	Quoted prices in active markets for identical assets or liabilities.

●	Level 2	Assets and liabilities valued based on observable market data for similar instruments, such as quoted prices for similar assets or liabilities.

●	Level 3
Unobservable inputs that are supported by little or no market activity; instruments valued based on the best available data, some of which is internally developed, and considers risk premiums that a market participant would require.

The Company applied the following methods and assumptions in estimating its fair value measurements. The Company’s commercial paper, investments in corporate bonds and certain money market funds are classified as Level 2 within the fair value hierarchy because they are valued using inputs other than quoted prices in active markets that are observable directly or indirectly. The Company’s long-term debt is classified as Level 3 within the fair value hierarchy because it is valued using an income approach, which utilizes a discounted cash flow technique that considers the credit profile of the Company. Accounts receivable, restaurant food liability and accounts payable approximate fair value due to their generally short-term maturities.

The following table presents the fair value, for disclosure purposes only, and carrying value of the Company’s assets and liabilities that are recorded at other than fair value as of December 31, 2018 and 2017:

	December 31, 2018			December 31, 2017
	Level 2	Level 3	Carrying Value	Level 2	Level 3	Carrying Value
	(in thousands)
Assets
Money market funds	$61	$—	$61	$93	$—	$93
Commercial paper	25,322	—	25,431	61,317	—	61,459
Corporate bonds	1,620	—	1,620	3,374	—	3,375
Total assets	$27,003	$—	$27,112	$64,784	$—	$64,927
Liabilities
Long-term debt, including current maturities	$—	$342,745	$342,312	$—	$175,700	$174,219
Total liabilities	$—	$342,745	$342,312	$—	$175,700	$174,219

The Company is required to record certain assets and liabilities at fair value on a nonrecurring basis, generally as a result of acquisitions. See Note 4, Acquisitions, for further discussion of the fair value of assets and liabilities associated with acquisitions.

16.	Subsequent Events

  On February 6, 2019, the Company entered into an Amended and Restated Credit Agreement (the “Credit Agreement”) which provides, among other things, for aggregate revolving loans up to $225 million and term loans in an aggregate principal amount of $325 million. In addition, the Company may incur up to $250 million of incremental revolving loans or incremental term loans pursuant to the terms and conditions of the Credit Agreement. The credit facility will be available to the Company until February 5, 2024. The Credit Agreement replaced the Company’s $350.0 million Previous Credit Agreement.

Under the Credit Agreement, borrowings bear interest, at the Company’s option, based on LIBOR or an alternate base rate plus a margin. In the case of LIBOR loans the margin ranges between 1.125% and 1.175% and, in the case of alternate base rate loans, between 0.125% and 0.75%, in each case, based upon the Company’s consolidated senior secured net leverage ratio (as defined in the Credit Agreement).  The Company is also required to pay a commitment fee on the undrawn portion available under the revolving loan facility of between 0.150% and 0.275% per annum, based upon the Company’s consolidated senior secured net leverage ratio.

The obligations under the Credit Agreement and the guarantees are secured by a lien on substantially all of the tangible and intangible property of the Company and the domestic subsidiaries that are guarantors, and by a pledge of all of the equity interests of the Company’s domestic subsidiaries, subject to certain exceptions set forth in the Credit Agreement.

As of the filing of this Annual Report on Form 10-K, outstanding borrowings under the Credit Agreement were $342.3 million, including $325.0 million of term loans and $17.3 million of revolving loans. Additional capacity under the Credit Agreement may be used for general corporate purposes.

The Credit Agreement contains customary covenants that, among other things, require the Company to satisfy certain financial covenants and may restrict the Company’s ability to incur additional debt, pay dividends and make distributions, make certain investments and acquisitions, create liens, transfer and sell material assets and merge or consolidate.

The Company incurred loan origination fees at closing of the Credit Agreement and other expenses related to the financing of the facility of $1.5 million, which, in addition to $1.8 million of the remaining unamortized balance of loan origination costs under the Previous Credit Agreement, will be deferred on the consolidated balance sheets and amortized over the term of the new facility.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Grubhub Inc.
Chicago, Illinois

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Grubhub Inc. (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated February 28, 2019, expressed an unqualified opinion.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Crowe LLP

We have served as the Company’s auditor since 2013.

Oak Brook, Illinois
February 28, 2019

GRUBHUB INC.
Consolidated Statements of Operations
(in thousands, except per share data)

	Year Ended December 31,
	2019	2018	2017
Revenues	$1,312,151	$1,007,257	$683,067
Costs and expenses:
Operations and support	675,471	454,321	269,453
Sales and marketing	310,299	214,290	150,730
Technology (exclusive of amortization)	115,297	82,278	56,263
General and administrative	101,918	85,465	65,023
Depreciation and amortization	115,449	85,940	51,848
Total costs and expenses	1,318,434	922,294	593,317
Income (loss) from operations	(6,283)	84,963	89,750
Interest expense - net	20,493	3,530	102
Income (loss) before provision for income taxes	(26,776)	81,433	89,648
Income tax (benefit) expense	(8,210)	2,952	(9,335)
Net income (loss) attributable to common stockholders	$(18,566)	$78,481	$98,983
Net income (loss) per share attributable to common stockholders:
Basic	$(0.20)	$0.88	$1.15
Diluted	$(0.20)	$0.85	$1.12
Weighted-average shares used to compute net income (loss) per share attributable to common stockholders:
Basic	91,247	89,447	86,297
Diluted	91,247	92,354	88,182

GRUBHUB INC.
Consolidated Statements of Comprehensive Income (Loss)
(in thousands)

	Year Ended December 31,
	2019	2018	2017
Net income (loss)	$(18,566)	$78,481	$98,983
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	263	(663)	850
COMPREHENSIVE INCOME (LOSS)	$(18,303)	$77,818	$99,833

GRUBHUB INC.
Consolidated Balance Sheets
(in thousands, except share data)

	December 31, 2019	December 31, 2018
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$375,909	$211,245
Short-term investments	49,275	14,084
Accounts receivable, less allowances for doubtful accounts	119,658	110,855
Income tax receivable	3,960	9,949
Prepaid expenses and other current assets	17,515	17,642
Total current assets	566,317	363,775
PROPERTY AND EQUIPMENT:
Property and equipment, net of depreciation and amortization	172,744	119,495
OTHER ASSETS:
Other assets	26,836	14,186
Operating lease right-of-use asset	100,632	—
Goodwill	1,007,968	1,019,239
Acquired intangible assets, net of amortization	500,481	549,013
Total other assets	1,635,917	1,582,438
TOTAL ASSETS	$2,374,978	$2,065,708
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Restaurant food liability	$131,753	$127,344
Accounts payable	26,748	26,656
Accrued payroll	19,982	18,173
Current portion of long-term debt	—	6,250
Current operating lease liability	9,376	—
Other accruals	61,504	44,745
Total current liabilities	249,363	223,168
LONG-TERM LIABILITIES:
Deferred taxes, non-current	27,163	46,383
Noncurrent operating lease liability	111,056	—
Long-term debt	493,009	335,548
Other accruals	817	18,270
Total long-term liabilities	632,045	400,201
Commitments and contingencies
STOCKHOLDERS’ EQUITY:
Preferred Stock, $0.0001 par value. Authorized: 25,000,000 shares as of December 31, 2019 and December 31, 2018; issued and outstanding: no shares as of December 31, 2019 and December 31, 2018.	—	—
Common stock, $0.0001 par value. Authorized: 500,000,000 shares at December 31, 2019 and December 31, 2018; issued and outstanding: 91,576,060 and 90,756,548 shares as of December 31, 2019 and December 31, 2018, respectively	9	9
Accumulated other comprehensive loss	(1,628)	(1,891)
Additional paid-in capital	1,164,400	1,094,866
Retained earnings	330,789	349,355
Total stockholders’ equity	$1,493,570	$1,442,339
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,374,978	$2,065,708

GRUBHUB INC.
Statements of Cash Flows
(in thousands)

	Year Ended December 31,
	2019	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(18,566)	$78,481	$98,983
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation	30,237	21,647	11,775
Amortization of intangible assets and developed software	85,212	64,293	40,073
Stock-based compensation	72,879	55,261	32,748
Deferred taxes	(7,726)	1,724	(31,179)
Other	8,531	5,552	2,457
Change in assets and liabilities, net of the effects of business acquisitions:
Accounts receivable	(11,591)	(6,092)	(26,236)
Income taxes receivable	5,989	(1,356)	(1,597)
Prepaid expenses and other assets	(13,854)	(16,270)	5,516
Restaurant food liability	4,380	2,921	8,576
Accounts payable	1,978	11,160	(4,244)
Accrued payroll	1,804	3,621	5,537
Other accruals	23,349	4,585	11,735
Net cash provided by operating activities	182,622	225,527	154,144
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of investments	(85,989)	(57,197)	(154,758)
Proceeds from maturity of investments	51,366	67,166	215,983
Capitalized website and development costs	(48,524)	(31,180)	(21,325)
Purchases of property and equipment	(55,167)	(43,033)	(18,971)
Acquisition of other intangible assets	(9,980)	(11,851)	(25,147)
Acquisitions of businesses, net of cash acquired	127	(517,909)	(333,301)
Other cash flows from investing activities	(250)	—	557
Net cash used in investing activities	(148,417)	(594,004)	(336,962)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of long-term debt	500,000	222,000	200,000
Repayments of borrowings under the credit facility	(342,313)	(53,906)	(25,781)
Proceeds from the issuance of common stock	—	200,000	—
Taxes paid related to net settlement of stock-based compensation awards	(23,753)	(35,599)	(10,556)
Proceeds from exercise of stock options	4,469	14,190	16,375
Payments for debt issuance costs	(9,136)	—	(1,979)
Net cash provided by financing activities	129,267	346,685	178,059
Net change in cash, cash equivalents, and restricted cash	163,472	(21,792)	(4,759)
Effect of exchange rates on cash, cash equivalents and restricted cash	320	(645)	784
Cash, cash equivalents, and restricted cash at beginning of year	215,802	238,239	242,214
Cash, cash equivalents, and restricted cash at end of the period	$379,594	$215,802	$238,239
SUPPLEMENTAL DISCLOSURE OF NON-CASH ITEMS
Cash paid for income taxes	$1,163	$7,895	$19,148
Capitalized property, equipment and website and development costs in accounts payable at period end	5,627	7,463	2,960
Net working capital adjustment receivable	—	127	737
Fair value of equity awards assumed on acquisition	—	2,966	274
RECONCILIATION OF CASH, CASH EQUIVALENTS, AND RESTRICTED CASH
Cash and cash equivalents	$375,909	$211,245	$234,090
Restricted cash included in prepaid expenses and other current assets	501	1,398	—
Restricted cash included in other assets	3,184	3,159	4,149
Total cash, cash equivalents, and restricted cash	$379,594	$215,802	$238,239

GRUBHUB INC.
Consolidated Statements of Changes in Stockholders’ Equity
(in thousands, except share data)

	Common stock			Accumulated Other Comprehensive	Retained	Total Stockholders'
	Shares	Amount	APIC	Income (Loss)	Earnings	Equity
Balance at December 31, 2016	85,692,333	$9	$805,731	$(2,078)	$168,457	$972,119
Net income	—	—	—	—	98,983	98,983
Cumulative effect adjustment upon adoption of ASU 2016-09	—	—	—	—	2,552	2,552
Currency translation	—	—	—	850	—	850
Stock-based compensation	—	—	37,219	—	—	37,219
Stock option exercises and vesting of restricted stock units, net of withholdings and other	1,331,083	—	16,375	—	—	16,375
Issuance of common stock, acquisitions	—	—	274	—	—	274
Shares repurchased and retired to satisfy tax withholding upon vesting	(232,792)	—	(10,556)	—	—	(10,556)
Balance at December 31, 2017	86,790,624	9	849,043	(1,228)	269,992	1,117,816
Net income	—	—	—	—	78,481	78,481
Cumulative effect adjustment upon adoption of ASU 2014-09	—	—	—	—	882	882
Currency translation	—	—	—	(663)	—	(663)
Stock-based compensation	—	—	64,266	—	—	64,266
Stock option exercises and vesting of restricted stock units, net of withholdings and other	1,512,426	—	14,190	—	—	14,190
Issuance of common stock, investments	2,820,464	—	200,000	—	—	200,000
Issuance of common stock, acquisitions	—	—	2,966			2,966
Shares repurchased and retired to satisfy tax withholding upon vesting	(366,966)	—	(35,599)	—	—	(35,599)
Balance at December 31, 2018	90,756,548	9	1,094,866	(1,891)	349,355	1,442,339
Net loss	—	—	—	—	(18,566)	(18,566)
Currency translation	—	—	—	263	—	263
Stock-based compensation	—	—	88,818	—	—	88,818
Stock option exercises and vesting of restricted stock units, net of withholdings and other	1,174,002	—	4,469	—	—	4,469
Shares repurchased and retired to satisfy tax withholding upon vesting	(354,490)	—	(23,753)	—	—	(23,753)
Balance at December 31, 2019	91,576,060	$9	$1,164,400	$(1,628)	$330,789	$1,493,570

GRUBHUB INC.

Notes to 2019 Consolidated Financial Statements

1.	Organization

Grubhub Inc., a Delaware corporation, and its wholly-owned subsidiaries (collectively referred to as the “Company”) provide an online and mobile takeout marketplace for restaurant pick-up and delivery orders. The Company connects diners and restaurants through restaurant technology and easy-to-use platforms. Diners enter their delivery address or use geo-location within the mobile applications and the Company displays the menus and other relevant information for restaurants in its network. Orders may be placed directly online, via mobile applications or over the phone. The Company primarily charges restaurant partners a per order commission that is primarily percentage-based. In many markets, the Company also provides delivery services to restaurants on its platform that do not have their own delivery operations. The Company’s takeout marketplace, and related platforms where the Company provides marketing services to generate orders, are collectively referred to as the “Platform”.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The Company’s consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The accompanying consolidated financial statements include all wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The consolidated statements of operations include the results of entities acquired from the dates of the acquisitions for accounting purposes.

Changes in Accounting Principle

See “Recently Issued Accounting Pronouncements” below for a description of accounting principle changes adopted during the year ended December 31, 2019 related to leases.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the related disclosures at the date of the financial statements, as well as the reported amounts of revenue and expenses during the periods presented. Significant items subject to such estimates, judgments and assumptions include revenue recognition, website and internal-use software development costs, goodwill, valuation and recoverability of intangible assets with finite lives and other long-lived assets, stock-based compensation, and income taxes. To the extent there are material differences between these estimates, judgments or assumptions and actual results, the Company’s consolidated financial statements will be affected. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application.

Cash and Cash Equivalents

Cash includes demand deposits with banks or financial institutions. Cash equivalents include short-term, highly liquid investments that are both readily convertible to known amounts of cash, and that are so near their maturity that they present minimal risk of changes in value because of changes in interest rates. The Company’s cash equivalents include only investments with original maturities of three months or less. The Company regularly maintains cash in excess of federally insured limits at financial institutions. Cash and cash equivalents exclude the Company’s restricted cash balances of $3.7 million and $4.6 million as of December 31, 2019 and 2018, respectively, which are included within prepaid expenses and other current assets and other long-term assets on the consolidated balance sheets.

Marketable Securities

Marketable securities consist primarily of commercial paper and investment grade U.S. and non-U.S.-issued corporate debt securities. The Company invests in a diversified portfolio of marketable securities and limits the concentration of its investment in any particular security. Marketable securities with original maturities of three months or less are included in cash and cash equivalents and marketable securities with original maturities greater than three months, but less than one year, are included in short term investments on the consolidated balance sheets. The Company determines the classification of its marketable securities as available-for-sale or held-to-maturity at the time of purchase and reassesses these determinations at each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the intent to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost and are periodically assessed for other-than-temporary impairment. The amortized cost of debt securities is adjusted for the amortization of premiums and accretion of discounts to maturity, which is recognized as interest income within net interest expense in the consolidated statements of operations. Interest income is recognized when earned.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of foreign currency translation adjustments. The financial statements of the Company’s foreign subsidiaries are translated from their functional currency into U.S. dollars. Assets and liabilities are translated at period end rates of exchange, and revenue and expenses are translated using average rates of exchange. The resulting gain or loss is included in accumulated other comprehensive loss on the consolidated balance sheets.

Property and Equipment, Net

Property and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets. The useful lives are as follows:

Estimated Useful Life
Computer equipment	2-3 years
Furniture and fixtures	5 years
Developed software	1-3 years
Purchased software and digital assets	3-5 years
Leasehold improvements	Shorter of expected useful life or lease term

Maintenance and repair costs are charged to expense as incurred. Major improvements, which extend the useful life of the related asset, are capitalized. Upon disposal of a fixed asset, the Company records a gain or loss based on the difference between the proceeds received and the net book value of the disposed asset.

Accounts Receivable, Net

See Note 3, Revenue, below for a description of the Company’s accounts receivable accounting policy.

Advertising Costs

Advertising costs are generally expensed as incurred in connection with the requisite service period. Certain advertising production costs are capitalized and expensed when the advertisement first takes place. For the years ended December 31, 2019, 2018 and 2017, expenses attributable to advertising totaled approximately $237.1 million, $170.3 million and $107.2 million, respectively. Advertising costs are recorded in sales and marketing expense on the Company’s consolidated statements of operations.

Stock-Based Compensation

The Company measures compensation expense for all stock-based awards, including stock options and restricted stock units, at fair value on the date of grant and recognizes compensation expense over the service period on a straight-line basis for awards expected to vest.

The Company uses the Black-Scholes option-pricing model to determine the fair value for stock options. Management has determined the Black-Scholes fair value of stock option awards and related stock-based compensation expense with the assistance of third-party valuations. Determining the fair value of stock-based awards at the grant date requires judgment. The determination of the grant date fair value of options using an option-pricing model is affected by the Company’s common stock fair value as well as assumptions regarding a number of other complex and subjective variables. If any of the assumptions used in the Black-Scholes model changes significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously.

The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions, including the expected term and the price volatility of the underlying stock, which determine the fair value of stock-based awards. These assumptions include:

●	Risk-free rate. Risk-free interest rates are derived from U.S. Treasury securities as of the option grant date.

●
Expected dividend yields. Expected dividend yields are based on our historical dividend payments, which have been zero to date (excluding the preferred stock tax distributions made by Seamless Holdings prior to 2015).

●
Volatility. Since the first quarter of 2018, expected volatility has been based on the historical and implied volatilities of the Company’s own common stock. Prior to 2018, the expected stock price volatility was based on a combination of the historical and implied volatilities of comparable publicly-traded companies and the historical volatility of our common stock due to our limited trading history as there was no active external or internal market for our common stock prior to the Company’s initial public offering in April 2014.

●	Expected term. The expected term calculation for option awards considers a combination of the Company’s historical and estimated future exercise behavior.

●
Forfeiture rate. Forfeiture rates are estimated using historical actual forfeiture trends as well as our judgment of future forfeitures. These rates are evaluated at least annually and any change in compensation expense is recognized in the period of the change. The estimation of stock awards that will ultimately vest requires judgment and, to the extent actual

●	results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period in which the estimates are revised. The Company considers many factors when estimating expected forfeitures, including the types of awards and employee class. Actual results, and future changes in estimates, may differ substantially from management’s current estimates.

See Note 11, Stock-Based Compensation, for the weighted-average assumptions used to estimate the fair value of options granted during the years ended December 31, 2019, 2018 and 2017.

Income Tax (Benefit) Expense

Income tax (benefit) expense is determined using the asset and liability method. Under this method, deferred tax assets and liabilities are calculated based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using the enacted tax rates that are applicable in a given year. The utilization of deferred tax assets is limited by the amount of taxable income expected to be generated within the allowable carryforward period and other factors. The Company records a valuation allowance to reduce deferred tax assets to the amount management believes is more likely than not to be realized. As of December 31, 2019 and 2018, a valuation allowance of $15.7 million and $23.8 million, respectively, was recorded on the Company’s consolidated balance sheets. See Note 12, Income Taxes, for additional information.

The Company utilizes a two-step approach to recognizing and measuring uncertain tax positions (“tax contingencies”). The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount which is more than 50% likely to be realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments, and which may not accurately forecast actual outcomes.

Management believes that it is more likely than not that forecasted income, including future reversals of existing taxable temporary differences, will be sufficient to fully recover the net deferred tax assets. In the event the Company determines that all or part of the net deferred tax assets are not realizable in the future, we will adjust the valuation allowance with the adjustment recognized as expense in the period in which such determination is made. The calculation of income tax liabilities involves significant judgment in estimating the impact of uncertainties and complex tax laws. In addition, the Company’s tax returns are subject to audit by various U.S. and foreign tax authorities. Resolution of these uncertainties in a manner inconsistent with our expectations could have a material impact on the Company’s financial position and results of operations.

Due to the reduced cost of repatriating unremitted earnings as a result of U.S. tax legislation signed into law in December of 2017, the Tax Cuts and Jobs Act (the “Tax Act”), the Company plans to repatriate cash from the U.K. to the U.S. The Company estimated no additional tax liability as of December 31, 2019 and 2018 as there are no applicable withholding taxes for the transaction. Management regularly evaluates whether foreign earnings are expected to be permanently reinvested. This evaluation requires judgment about the future operating and liquidity needs of the Company’s foreign subsidiary. Changes in economic and business conditions, foreign or U.S. tax laws, or the Company’s financial situation could result in changes in these judgments and the need to record additional tax liabilities.

The Company includes interest and penalties related to tax contingencies in the provision for income taxes in the consolidated statements of operations. Management does not expect the total amount of unrecognized tax benefits to significantly change in the next twelve months.

Intangible Assets

The estimated fair values of acquired intangible assets are determined as of the acquisition date based on significant management estimates included in established valuation techniques with the assistance of third-party valuations. See Note 4, Acquisitions, for the estimated acquisition date fair values and valuation methodologies of assets acquired in the periods presented. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives and are reviewed for impairment. The Company evaluates intangible assets with finite and indefinite useful lives and other long-lived assets for impairment whenever events or circumstances indicate that they may not be recoverable, or at least annually. If management determines in its qualitative assessment that it is more likely than not that the assets may not be recoverable, the recoverability of finite and other long-lived assets is measured by comparing the carrying amount of an asset group to the future undiscounted net cash flows expected to be generated by that asset group. The Company groups assets for purposes of such review at the lowest level for which identifiable cash flows of the asset group are largely independent of the cash flows of the other groups of assets and liabilities. The amount of impairment to be recognized for finite and indefinite-lived intangible assets and other long-lived assets is calculated as the difference between the carrying value and the fair value of the asset group, generally measured by discounting estimated future cash flows. There were no impairment indicators present during the years ended December 31, 2019, 2018 or 2017.

Website and Software Development Costs

The costs incurred in the preliminary stages of website and software development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental and deemed by management to be significant, are capitalized and amortized on a straight-line basis over the estimated useful life of the application. Maintenance and enhancement costs, including those costs in the post-implementation stages, are typically expensed as incurred, unless such costs relate to substantial upgrades and enhancements to the website or software that result in added functionality, in which case the costs are capitalized and amortized on a straight-line basis over the estimated useful lives. Amortization expense related to capitalized website and software development costs is included in depreciation and amortization in the consolidated statements of operations. The Company capitalized $64.5 million, $41.1 million and $26.0 million of website development costs during the years ended December 31, 2019, 2018 and 2017, respectively.

Goodwill

Goodwill represents the excess of the cost of an acquired business over the fair value of the assets acquired at the date of acquisition. The Company’s methodology for allocating the purchase price of acquisitions is based on established valuation techniques that consider a number of factors, including valuations performed by third-party appraisers. As of December 31, 2019, the Company had $1,008.0 million in goodwill on its consolidated balance sheets. The Company assesses the impairment of goodwill at least annually and whenever events or changes in circumstances indicate that goodwill may be impaired. Absent any special circumstances that could require an interim test, the Company has elected to test for goodwill impairment at September 30 of each year. The Company has one reporting unit in testing goodwill for impairment.

In testing goodwill for impairment, the Company may elect to utilize a qualitative assessment to evaluate whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment indicates that goodwill impairment is more likely than not, the Company performs a quantitative impairment test. The Company would recognize an impairment charge for the amount by which the reporting unit’s carrying amount exceeds its fair value, if any, not to exceed the carrying amount of goodwill.

Management determined the fair value of the Company as of September 30, 2019 by using a market-based approach that utilized our market capitalization, as adjusted for factors such as a control premium. After consideration of the Company’s market capitalization, business growth and other factors, management determined that it was more likely than not that the fair value of the Company exceeded its carrying amount at September 30, 2019 and that further analysis was not required.

Additionally, as part of the interim review for indicators of impairment, management analyzed potential changes in value based on operating results for the three months ended December 31, 2019 compared to expected results. Management also considered how the Company’s market capitalization, business growth and other factors used in the September 30, 2019 impairment analysis, could be impacted by changes in market conditions and economic events. For example, the fair market value of the Company’s stock has decreased since September 30, 2019. Management considered these trends in performing its assessment of whether an interim impairment review was required. Based on this interim assessment, management concluded that as of December 31, 2019, there were no events or changes in circumstances that indicated it was more likely than not that the Company’s fair value was below its carrying value.

The Company determined there was no goodwill impairment during the years ended December 31, 2019, 2018 and 2017. Nevertheless, significant changes in global economic and market conditions could result in changes to expectations of future financial results and key valuation assumptions. Such changes could result in revisions of management’s estimates of the Company’s fair value and could result in a material impairment of goodwill.

Debt Issuance Costs

The Company has incurred debt issuance costs in connection with its debt facilities and related amendments. Amounts paid directly to lenders are classified as issuance costs. Commitment fees and other costs directly associated with obtaining credit facilities are deferred financing costs which are recorded in the consolidated balance sheets and amortized over the term of the facility. The Company allocated deferred debt issuance costs incurred for its credit facility between the revolver and term loan based on their relative borrowing capacity. Deferred debt issuance costs associated with the revolving credit facility are recorded within other assets and those associated with the term loan and senior notes are recorded as a reduction of the carrying value of the debt on the consolidated balance sheets. All deferred debt issuance costs are amortized using the effective interest rate method to interest expense within net interest expense on the Company’s consolidated statements of operations. The Company records the write-off of unamortized debt issuance costs upon the extinguishment or modification of the related debt facility within interest expense in the consolidated statements of operations. See Note 10, Debt, for additional details.

Fair Value

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The standards also establish a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. See Note 16, Fair Value Measurement, for details of the fair value hierarchy and the related inputs used by the Company.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. For the years ended December 31, 2019, 2018 and 2017, the Company had no customers which accounted for more than 10% of revenue or accounts receivable.

Revenue Recognition

See Note 3, Revenue, below for a description of the Company’s revenue recognition policy.

Lease Obligations

On January 1, 2019, the Company adopted Accounting Standards Codification Topic 842, Leases (“ASC Topic 842”) using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application. The Company elected the optional practical expedient package which, among other things, includes retaining the historical classification of leases.

Under ASC Topic 842, the Company determines if an arrangement is a lease at inception of a contract. Leases with an initial term of 12 months or less are not recorded on the balance sheet. Non-lease components associated with lease components in the Company’s lease contracts are treated as a single lease component. Operating lease right-of-use assets and liabilities commencing after January 1, 2019 are recognized at commencement date based on the present value of lease payments over the lease term. The right-of-use asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. Because the rate implicit in each lease is not readily determinable, the Company uses its incremental borrowing rate to determine the present value of the lease payments. To determine the incremental borrowing rate, the Company uses information including the risk-free interest rate for the remaining lease term, the Company’s implied credit rating and interest rates of similar debt instruments of entities with comparable credit ratings. The Company recognizes rent expense on a straight-line basis over the lease term, which is allocated on a headcount basis to operations and support, sales and marketing, technology and general and administrative costs and expenses in the consolidated statements of operations.

Prior period amounts have not been adjusted and continue to be reported under ASC Topic 840 with the difference between cash rent payments and straight-lined rent expenses recorded as a deferred rent liability presented within other accruals in the consolidated balance sheets. The Company also has landlord-funded leasehold improvements that were recorded as tenant allowances, which were amortized as a reduction of rent expense over the noncancelable terms of the operating leases. See Recently Issued Accounting Pronouncements below for additional details of the impact of the adoption of ASC Topic 842.

Segments

The Company has one reportable segment, which has been identified based on how the chief operating decision maker manages the business, makes operating decisions and evaluates operating performance.

Recently Issued Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). ASU 2016-13 introduces a new forward-looking approach, based on expected losses, to estimate credit losses on certain types of financial instruments, including trade receivables and held-to-maturity debt securities, which will require entities to incorporate the consideration of historical information, current information and reasonable and supportable forecasts. This ASU also expands disclosure requirements. ASU 2016-13 is effective for the Company beginning in the first quarter of 2020 and early adoption is permitted. The guidance will be applied using the modified-retrospective approach. The adoption of ASU 2016-13 did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In February 2016, and in subsequent updates, the FASB issued ASC Topic 842. Under ASC Topic 842, a lessee recognizes a liability to make lease payments and a right-of-use asset for all leases (with the exception of short-term leases) in the statement of financial position at the commencement date. ASC Topic 842 was effective for and adopted by the Company in the first quarter of 2019. The Company adopted ASC Topic 842 using the modified retrospective transition method applied to all existing leases beginning January 1, 2019. Periods prior to adoption were not adjusted and continue to be reported in accordance with historic accounting guidance under ASC Topic 840. The adoption of ASC Topic 842 resulted in the recognition on the consolidated balance sheets as of January 1, 2019 of right-of-use assets of $81.2 million and lease liabilities for operating leases of $97.7 million but did not result in a cumulative-effect adjustment on retained earnings. The operating lease right-of-use asset includes the impact upon adoption of ASC Topic 842 of the derecognition of lease incentives, deferred rent, below-market lease intangibles, cease-use liabilities and prepaid rent balances recognized in prepaid expenses and other current assets and current and noncurrent other accruals on the consolidated balance sheets as of December 31, 2018. The adoption of ASC Topic 842 did not have a material impact to the Company's consolidated results of operations or cash flows. See Note 9, Commitments and Contingencies, for additional details.

3.	Revenue

Revenues are recognized when control of the promised goods or services is transferred to the customer, in the amount that reflects the consideration the Company expects to receive in exchange for those good or services.

The Company generates revenues primarily when diners place an order on the Platform through its mobile applications, its websites, or through third-party websites that incorporate the Company’s API or one of the Company’s listed phone numbers. Restaurant partners generally pay a commission, typically a percentage of the transaction, on orders that are processed through the Platform. Most of the restaurant partners on the Company’s Platform can choose their level of commission rate, at or above a base rate. A restaurant partner can choose to pay a higher rate that affects its prominence and exposure to diners on the Platform. Additionally, restaurant partners on the Platform that use the Company’s delivery services pay an additional commission for the use of those services. The Company may also charge fees directly to the diner.

Revenues from online and phone pick-up and delivery orders are recognized when the orders are transmitted to the restaurants, including revenues for managed delivery services due to the simultaneous nature of the Company’s delivery operations. The amount of revenue recognized by the Company is based on the arrangement with the related restaurant and is adjusted for any expected refunds or adjustments, which are estimated using an expected value approach based on historical experience and any cash credits related to the transaction, including incentive offers provided to restaurants and diners. The Company also recognizes as revenue any fees charged directly to the diner. Although the Company processes and collects the entire amount of the transaction with the diner, it records revenue for transmitting orders to restaurants on a net basis because the Company is acting as an agent for takeout orders, which are prepared by the restaurants. The Company is the principal in the transaction with respect to credit card processing and managed delivery services because it controls the respective services. As a result, costs incurred for processing the credit card transactions and providing delivery services are included in operations and support expense in the consolidated statements of operations.

The Company periodically provides incentive offers to restaurants and diners to use our platform. These promotions are generally cash credits to be applied against purchases. These incentive offers are recorded as a reduction in revenues, generally on the date the corresponding order revenue is recognized. For those incentives that create an obligation to discount current or future orders, management applies judgment in allocating the incentives that are expected to be redeemed proportionally to current and future orders based on their relative expected transaction prices.

The Company derives some revenues from mobile application development professional services and access to the respective order ahead platforms and related services. Revenues for professional services and related platform access fees are generally recognized ratably over the subscription period beginning on the date the platform access becomes available to the customer. Revenues for certain professional services may be recognized in full once the services are performed if they are distinct. The Company also generates a small amount of revenues directly from companies that participate in our corporate ordering program and by selling advertising to third parties on our allmenus.com website. The Company does not anticipate that the foregoing will generate a material portion of our revenues in the foreseeable future.

For most orders, diners use a credit card to pay for their meal when the order is placed. For these transactions, the Company collects the total amount of the diner’s order net of payment processing fees from the payment processor and remits the net proceeds to the restaurant less commission and other fees. The Company generally accumulates funds and remits the net proceeds to the restaurant partners on at least a monthly basis, depending on the payment terms with the restaurant. Non-partnered restaurants are paid at the time of the order. The Company also accepts payment for orders via gift cards offered on its platform. For gift cards that are not subject to unclaimed property laws, the Company recognizes revenue from estimated unredeemed gift cards, based on its historical breakage experience, over the expected customer redemption period.

Certain governmental taxes are imposed on the products and services provided through the Company’s platform and are included in the order fees charged to the diner and collected by the Company. Sales taxes are either remitted to the restaurant for payment or are paid directly to certain states. These fees are recorded on a net basis, and, as a result, are excluded from revenues.

Accounts Receivable, Net

Accounts receivable primarily represent the net cash due from the Company’s payment processors for cleared transactions and amounts owed from corporate and other institutional customers and Enterprise restaurants, which are generally invoiced on a monthly basis. The carrying amount of the Company’s receivables is reduced by an allowance for doubtful accounts that reflects management’s best estimate of amounts that will not be collected. These uncollected amounts are generally not recovered from the restaurants. The allowance is recorded through a charge to bad debt expense which is recognized within general and administrative expense in the consolidated statements of operations. The allowance is based on historical loss experience and any specific risks, current or forecasted, identified in collection matters.

Management provides for probable uncollectible amounts through a charge against bad debt expense and a credit to an allowance based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off against the allowance. The Company does not charge interest on trade receivables.

The Company incurs expenses for uncollected credit card receivables (or “chargebacks”), including fraudulent orders, when a diner’s card is authorized but fails to process, and for other unpaid credit card receivables. The majority of the Company’s chargeback expense is recorded directly to general and administrative expense in the consolidated statements of operations as the charges are incurred; however, a portion of the allowance for doubtful accounts includes a reserve for estimated chargebacks on the net cash due from the Company’s payment processors as of the end of the period.

Changes in the Company’s allowance for doubtful accounts for the periods presented were as follows:

	Year Ended December 31,
	2019	2018
Balance at beginning of period	$1,460	$1,513
Additions (reductions) to expense	1,497	(23)
Write-offs, net of recoveries and other adjustments	(145)	(30)
Balance at end of period	$2,812	$1,460

Deferred Revenues

The Company’s deferred revenues consist primarily of gift card liabilities, certain incentive liabilities as well as customer billings for professional services recognized ratably over the subscription period. These amounts are included within other accruals on the consolidated balance sheets. See Note 8, Other Accruals, for the Company’s gift card liabilities as of December 31, 2019 and 2018. Other deferred revenues are not material to the Company’s consolidated financial position. The majority of gift cards and incentives issued by the Company are redeemed within a year.

Contract Acquisition Costs

The Company defers the incremental costs of obtaining and renewing restaurant and corporate and campus program customer contracts, primarily consisting of commissions and bonuses and related payroll taxes, as contract acquisition assets within other assets on the consolidated balance sheets. Contract acquisition assets are amortized on a straight-line basis to sales and marketing expense in the consolidated statements of operations over the useful life of the contract, which is estimated to be approximately 4 years based on anticipated customer renewals. During the years ended December 31, 2019 and 2018, the Company deferred $16.5 million and $10.3 million of contract acquisitions costs, respectively, and amortized $4.5 million and $1.3 million of related expense, respectively.

4.	Acquisitions

There were no acquisitions during the year ended December 31, 2019

2018 Acquisitions

On November 7, 2018, the Company acquired all of the issued and outstanding shares of Tapingo Ltd. (“Tapingo”) for approximately $152.1 million, including $151.7 million of cash paid (net of cash acquired of $1.5 million) and $0.4 million of other non-cash consideration. Tapingo is a leading platform for campus food ordering with direct integration into college meal plans and point of sale systems. The acquisition of Tapingo has enhanced the Company’s diner network on college campuses.

On September 13, 2018, the Company acquired SCVNGR, Inc. d/b/a LevelUp (“LevelUp”) for approximately $369.4 million, including $366.8 million of cash paid (net of cash acquired of $6.0 million) and $2.6 million of other non-cash consideration. LevelUp is a leading provider of mobile diner engagement and payment solutions for national and regional restaurant brands. The acquisition of LevelUp has simplified the Company’s integrations with restaurants’ systems, increased diner engagement and accelerated product development.

The Company assumed Tapingo and LevelUp employees’ unvested incentive stock option (“ISO”) awards as of the respective closing dates. Approximately $0.4 million and $2.6 million of the fair value of the assumed ISO awards granted to acquired Tapingo and LevelUp employees, respectively, was attributable to the pre-combination services of the awardees and was included in the respective purchase prices. These amounts are reflected within goodwill in the respective purchase price allocations. As of the respective acquisition dates, aggregate post-combination expense of approximately $21.4 million was expected to be recognized related to the combined assumed ISO awards over the remaining post-combination service periods.

The results of operations of Tapingo and LevelUp have been included in the Company’s financial statements since November 7, 2018 and September 13, 2018, respectively.

The excess of the consideration transferred in the acquisitions over the amounts assigned to the fair value of the net assets acquired was recorded as goodwill, which represents the value of LevelUp’s technology team, the ability to simplify integrations with restaurants on the Company’s platform and the expanded breadth and depth of the Company’s network of diners and campus relationships. The total goodwill related to the acquisitions of Tapingo and LevelUp of $418.1 million is not deductible for income tax purposes.

The assets acquired and liabilities assumed of Tapingo and LevelUp were recorded at their estimated fair values as of the closing dates of November 7, 2018 and September 13, 2018, respectively. See Note 6, Goodwill and Acquired Intangible Assets, for a description of changes to the purchase price allocations for Tapingo and LevelUp during the year ended December 31, 2019.

The following table summarizes the final purchase price allocation acquisition-date fair values of the assets and liabilities acquired in connection with the Tapingo and LevelUp acquisitions:

	Tapingo	LevelUp	Total
	(in thousands)
Accounts receivable	$3,101	$6,201	$9,302
Prepaid expenses and other current assets	843	1,396	2,239
Property and equipment	—	895	895
Other assets	163	—	163
Restaurant relationships	11,279	10,217	21,496
Diner acquisition	—	3,912	3,912
Below-market lease intangible	—	2,205	2,205
Developed technology	9,755	20,107	29,862
Goodwill	121,908	296,198	418,106
Net deferred tax asset	9,582	31,545	41,127
Accounts payable and accrued expenses	(4,573)	(3,249)	(7,822)
Total purchase price net of cash acquired	$152,058	$369,427	$521,485
Fair value of assumed ISOs attributable to pre-combination service	(372)	(2,594)	(2,966)
Net cash paid	$151,686	$366,833	$518,519

2017 Acquisitions

On October 10, 2017, the Company acquired all of the issued and outstanding equity interests of Eat24, LLC (“Eat24”), a wholly owned subsidiary of Yelp Inc., for approximately $281.7 million, including $281.4 million in net cash paid and $0.3 million of other non-cash consideration. Eat24 provides online and mobile food ordering for restaurants and diners across the United States. The acquisition expanded the breadth and depth of the Company’s national network of restaurant partners and active diners.

The Company granted restricted stock unit (“RSU”) awards to acquired Eat24 employees in replacement of their unvested equity awards as of the closing date. Approximately $0.3 million of the fair value of the replacement RSU awards granted to acquired Eat24 employees was attributable to the pre-combination services of the Eat24 awardees and was included in the $281.7 million purchase price. This amount is reflected within goodwill in the purchase price allocation. As of the acquisition date, post-combination expense of approximately $4.1 million was expected to be recognized related to the replacement awards over the remaining post-combination service period.

On August 23, 2017, the Company acquired substantially all of the assets and certain expressly specified liabilities of A&D Network Solutions, Inc. and Dashed, Inc. (collectively, “Foodler”). The purchase price for Foodler was $51.1 million in cash, net of cash acquired of $0.1 million. Foodler is an independent online food-ordering company with an established diner base in the Northeast United States. The acquisition expanded the breadth and depth of the Company’s restaurant network, active diners and delivery network.

The results of operations of Eat24 and Foodler have been included in the Company’s financial statements since October 10, 2017 and August 23, 2017, respectively.

The excess of the consideration transferred in the acquisitions over the net amounts assigned to the fair value of the assets was recorded as goodwill, which represents the value of increasing the breadth and depth of the Company’s network of restaurants and diners. The total goodwill related to the acquisitions of Eat24 and Foodler of $153.4 million is expected to be deductible for income tax purposes.

The assets acquired and liabilities assumed of Eat24 and Foodler were recorded at their estimated fair values as of the respective closing dates of October 10, 2017 and August 23, 2017. The following table summarizes the final purchase price allocation acquisition-date fair values of the assets and liabilities acquired in connection with the Eat24 and Foodler acquisitions:

	Eat24	Foodler	Total
	(in thousands)
Accounts receivable	$8,267	$307	$8,574
Prepaid expenses and other current assets	221	—	221
Property and equipment	1,113	—	1,113
Restaurant relationships	126,232	35,217	161,449
Diner acquisition	35,226	1,354	36,580
Trademarks	2,225	74	2,299
Developed technology	2,559	1,955	4,514
Goodwill	135,955	17,452	153,407
Accounts payable and accrued expenses	(30,082)	(5,237)	(35,319)
Total purchase price net of cash acquired	$281,716	$51,122	$332,838
Fair value of replacement RSUs attributable to pre-combination service	(274)	—	(274)
Net cash paid	$281,442	$51,122	$332,564

Additional Information

The estimated fair values of the intangible assets acquired were determined based on a combination of the income, cost, and market approaches to measure the fair value of the restaurant relationships, diner acquisition, developed technology and trademarks as follows:

Valuation Method
	Tapingo	LevelUp	Eat24	Foodler
Restaurant relationships	Multi-period excess earnings	With or without comparative business valuation	Multi-period excess earnings	Multi-period excess earnings
Diner acquisition	n/a	Cost to recreate	Cost to recreate	Cost to recreate
Developed technology	Cost to recreate	Multi-period excess earnings	Cost to recreate	Cost to recreate
Trademark	n/a	n/a	Relief from royalty	Relief from royalty

The fair value of the LevelUp below-market lease was measured based on the present value of the difference between the contractual amounts to be paid pursuant to the lease and an estimate of current fair market lease rates measured over the non-cancelable remaining term of the lease. As of January 1, 2019, the below-market lease intangible asset was derecognized from acquired intangible assets resulting in a corresponding adjustment to the opening balance of operating lease right-of-use assets on the consolidated balance sheets upon adoption of ASC Topic 842.

These fair value measurements were based on significant inputs not observable in the market and thus represent Level 3 measurements within the fair value hierarchy. Unobservable inputs were reflective of the types of assumptions that market participants would use in measuring the fair values of similar assets and liabilities such as, among others, discount rates, estimated future cash flows, initial developer costs, expected profits, royalty rates, rates of attrition and expected rates of return.

The Company incurred certain expenses directly and indirectly related to acquisitions of $2.7 million, $6.9 million, and $5.6 million which were recognized in general and administrative expenses within the consolidated statements of operations for the years ended December 31, 2019, 2018 and 2017, respectively.

Pro Forma (unaudited)

The following unaudited pro forma information presents a summary of the operating results of the Company for the year ended December 31, 2018 as if the acquisitions of Tapingo and LevelUp had occurred as of January 1 of the year prior to acquisition:

Year Ended December 31, 2018
(in thousands, except per share data)
Revenues	$1,041,811
Net income	55,975
Net income per share attributable to common shareholders:
Basic	$0.63
Diluted	$0.61

The pro forma adjustments that reflect the amortization that would have been recognized for intangible assets, elimination of transaction costs incurred, stock-based compensation expense for assumed equity awards and interest expense for transaction financings, as well as the pro forma tax impact of such adjustments for the year ended December 31, 2018 were as follows:

Year Ended December 31, 2018
(in thousands)
Depreciation and amortization	$4,893
Transaction costs	(6,923)
Stock-based compensation	3,748
Interest expense	1,601
Income tax benefit	(1,548)

The unaudited pro forma revenues and net income are not intended to represent or be indicative of the Company’s consolidated results of operations or financial condition that would have been reported had the acquisitions been completed as of the beginning of the period presented and should not be taken as indicative of the Company’s future consolidated results of operations or financial condition.

5.	Marketable Securities

The amortized cost, unrealized gains and losses and estimated fair value of the Company’s held-to-maturity marketable securities as of December 31, 2019 and 2018 were as follows:

	December 31, 2019
	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
	(in thousands)
Cash and cash equivalents
Commercial paper	$17,548	$—	$(34)	$17,514
Corporate bonds	1,300	—	—	1,300
Short-term investments
Commercial paper	46,971	—	(195)	46,776
Corporate bonds	2,304	2	—	2,306
Total	$68,123	$2	$(229)	$67,896

	December 31, 2018
	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
	(in thousands)
Cash and cash equivalents
Commercial paper	$12,097	$—	$(21)	$12,076
Corporate bonds	870	—	—	870
Short-term investments
Commercial paper	13,334	—	(88)	13,246
Corporate bonds	750	—	—	750
Total	$27,051	$—	$(109)	$26,942

All of the Company’s marketable securities were classified as held-to-maturity investments and have maturities within one year of December 31, 2019.

The gross unrealized losses, estimated fair value and length of time the individual marketable securities were in a continuous loss position for those marketable securities in an unrealized loss position as of December 31, 2019 and 2018 were as follows:

	(in thousands)
Commercial paper	$64,290	$(229)	$—	$—	$64,290	$(229)
Total	$64,290	$(229)	$—	$—	$64,290	$(229)

	December 31, 2018
	Less Than 12 Months		12 Months or Greater		Total
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
			(in thousands)
Commercial paper	$25,322	$(109)	$—	$—	$25,322	$(109)
Corporate bonds	750	—	—	—	750	—
Total	$26,072	$(109)	$—	$—	$26,072	$(109)

The Company recognized interest income during the years ended December 31, 2019, 2018 and 2017 of $3.9 million, $4.0 million and $2.0 million, respectively, within net interest expense in the consolidated statements of operations. During the years ended December 31, 2019, 2018 and 2017, the Company did not recognize any other-than-temporary impairment losses related to its marketable securities.

The Company’s marketable securities are classified within Level 2 of the fair value hierarchy (see Note 16, Fair Value Measurement, for further details).

6.	Goodwill and Acquired Intangible Assets

The components of acquired intangible assets as of December 31, 2019 and 2018 were as follows:

	December 31, 2019			December 31, 2018
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
	(in thousands)
Restaurant relationships	$497,788	$(135,482)	$362,306	$494,278	$(103,457)	$390,821
Diner acquisition	48,293	(19,909)	28,384	47,541	(10,306)	37,235
Developed technology	35,826	(15,916)	19,910	38,385	(10,247)	28,138
Other	2,918	(2,713)	205	3,676	(2,615)	1,061
Trademarks	—	—	—	2,225	(2,225)	—
Below-market lease intangible	—	—	—	2,206	(124)	2,082
Total amortizable intangible assets	584,825	(174,020)	410,805	588,311	(128,974)	459,337
Indefinite-lived trademarks	89,676	—	89,676	89,676	—	89,676
Total acquired intangible assets	$674,501	$(174,020)	$500,481	$677,987	$(128,974)	$549,013

The gross carrying amount and accumulated amortization of the Company’s trademarks, developed technology and other intangible assets as of December 31, 2019 were adjusted in aggregate by $5.5 million and $5.4 million, respectively, for certain fully amortized assets that were no longer in use. Additionally, upon adoption of ASC Topic 842, the acquired below-market lease intangible was derecognized resulting in a corresponding adjustment to the operating lease right-of-use asset within the consolidated balance sheets as of January 1, 2019. Amortization of the acquired below-market lease intangible was recognized as rent expense within the consolidated statements of operations. See Note 9, Commitments and Contingencies, for further details.

Amortization expense for acquired intangible assets was $50.7 million, $42.5 million and $28.1 million for the years ended December 31, 2019, 2018 and 2017, respectively.

The changes in the carrying amount of goodwill during the years ended December 31, 2019 and 2018 were as follows.

	Goodwill	Accumulated Impairment Losses	Net Book Value
	(in thousands)
Balance as of December 31, 2017	$589,862	$—	$589,862
Acquisitions	429,377	—	429,377
Balance as of December 31, 2018	$1,019,239	$—	$1,019,239
Acquisitions - measurement period adjustments (a)	(11,271)	—	(11,271)
Balance as of December 31, 2019	$1,007,968	$—	$1,007,968

(a)
The change in the carrying amount of goodwill during the year ended December 31, 2019 was primarily related to changes in the fair value of net deferred tax assets for the purchase price allocations of the Tapingo and LevelUp acquisitions during the measurement period.

The Company acquired intangible assets of $4.3 million and $76.1 during the years ended December 31, 2019 and 2018, respectively, as a result of the acquisitions of LevelUp and Tapingo and the acquisitions of certain restaurant and diner network assets. The components of the acquired intangible assets added during the years ended December 31, 2019 and 2018 were as follows:

	Year Ended December 31, 2019		Year Ended December 31, 2018
	Amount	Weighted-Average Amortization Period	Amount	Weighted-Average Amortization Period
	(in thousands)	(years)	(in thousands)	(years)
Restaurant relationships	$3,510	19.5	$36,697	17.5
Developed technology	—		29,862	4.7
Diner acquisition	752	5.0	7,294	5.0
Below-market lease intangible	—		2,205	5.8
Total	$4,262		$76,058

Estimated future amortization expense of acquired intangible assets as of December 31, 2019 was as follows:

(in thousands)
2020	$45,645
2021	38,812
2022	36,843
2023	30,348
2024	28,141
Thereafter	231,016
Total	$410,805

As of December 31, 2019, the estimated remaining weighted-average useful life of the Company’s acquired intangibles was 13.4 years. The Company recognizes amortization expense for acquired intangibles on a straight-line basis.

7.	Property and Equipment

The components of the Company’s property and equipment as of December 31, 2019 and 2018 were as follows:

	December 31, 2019	December 31, 2018
	(in thousands)
Developed software	$154,656	$90,302
Computer equipment	74,052	50,767
Leasehold improvements	52,962	39,550
Furniture and fixtures	14,463	10,801
Purchased software and digital assets	13,395	4,696
Construction in progress	6,018	1,976
Property and equipment	315,546	198,092
Accumulated depreciation and amortization	(142,802)	(78,597)
Property and equipment, net	$172,744	$119,495

The Company recorded depreciation and amortization expense for property and equipment other than developed software for the years ended December 31, 2019, 2018 and 2017 of $30.2 million, $21.6 million and $11.7 million, respectively.

The Company capitalized developed software costs of $64.5 million, $41.1 million and $26.0 million for the years ended December 31, 2019, 2018 and 2017, respectively. Amortization expense for developed software costs, recognized in depreciation and amortization in the consolidated statements of operations, for the years ended December 31, 2019, 2018 and 2017 was $34.5 million, $21.8 million and $12.0 million, respectively.

8.	Other Accruals

The Company’s other accruals recorded in current liabilities on the consolidated balance sheets as of December 31, 2019 and 2018 were as follows:

	December 31, 2019	December 31, 2018
	(in thousands)
Gift card liability	$12,212	$6,155
Other accrued expenses (a)	49,292	38,590
Total Other Accruals	$61,504	$44,745

(a)	Other accrued expenses consist of various accrued expenses with no individual item accounting for more than 5% of the total current liabilities as of December 31, 2019 and 2018.

9.	Commitments and Contingencies

Leases

As of December 31, 2019, the Company had operating lease agreements for its office facilities in various locations throughout the U.S, as well as in the U.K. and Israel, which expire at various dates through May 2030. The terms of the lease agreements provide for fixed rental payments on a graduated basis. For its primary operating leases, the Company can, after the initial lease term, renew its leases under right of first offer terms at fair value at the time of renewal for a period of five years.  The Company's lease terms include options to extend or terminate the lease when it is reasonably certain that it will exercise that option.

As of December 31, 2019, the Company recognized on its consolidated balance sheets operating lease right-of-use assets of $100.6 million that represent the Company's right to use an underlying asset during the lease term and current and noncurrent operating lease liabilities of $9.4 million and $111.1 million, respectively, that represent the Company's obligation to make lease payments.

The components of lease costs, which consist of rent expense for leased office space, during the year ended December 31, 2019 were as follows:

Year Ended December 31, 2019
(in thousands)
Fixed operating lease cost	$16,900
Short-term lease cost	2,025
Sublease income	(887)
Total lease cost	$18,038

Supplemental cash flow information related to the Company’s operating leases as well as the weighted-average lease term and discount rate as of December 31, 2019 were as follows:

Year Ended December 31, 2019
Cash paid for operating lease liabilities (in thousands)	$13,694
Operating lease assets obtained in exchange for new operating lease obligations (in thousands)	$29,714
Weighted-average remaining lease term (years)	8.8
Weighted-average discount rate	5.0%

Future lease payments under the Company’s operating lease agreements as of December 31, 2019 were as follows:

(in thousands)
2020	$10,185
2021	19,184
2022	17,205
2023	17,295
2024	16,355
Thereafter	72,304
Total future lease payments	$152,528
Less interest	(32,096)
Present value of lease liabilities	$120,432

The table above does not reflect the Company’s option to exercise early termination rights or the payment of related early termination fees. Lease incentives reduce lease payments in the table above in the period in which they are expected to be received.

Rental expense under ASC Topic 840, primarily for leased office space under the operating lease commitments, was $13.1 million and $7.5 million for the years ended December 31, 2018 and 2017, respectively.

As previously reported in the 2018 Form 10-K under ASC Topic 840, future minimum lease payments under the Company’s operating lease agreements that had initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2018 were as follows:

(in thousands)
2019	$13,009
2020	14,874
2021	14,243
2022	12,219
2023	12,220
Thereafter	57,503
Total	$124,068

Legal

In August 2011, Ameranth, Inc. (“Ameranth”) filed a patent infringement action against a number of defendants, including Grubhub Holdings Inc., in the U.S. District Court for the Southern District of California, Case No. 3:11-cv-1810. Ameranth subsequently initiated additional actions for infringement of a related patent, including separate actions against Grubhub Holdings Inc., Case No. 3:12-cv-739, and Seamless North America, LLC, Case No. 3:12-cv-737, which were consolidated along with approximately 40 other cases Ameranth filed in the same district.

In September 2018, the district court granted summary judgment (on another defendant’s motion) of unpatentability on the sole remaining patent and vacated the December 3, 2018 jury trial date for the claims against Grubhub Holdings Inc. and Seamless North America, LLC. In October 2018, the district court entered final judgment on all claims in the case in which summary judgment was granted, and then stayed the remaining cases (including the cases against Grubhub and Seamless). Ameranth then appealed this decision to the U.S. Court of Appeals for the Federal Circuit. In November 2019, the Federal Circuit affirmed the district court’s findings of unpatentability in all material respects, and remanded certain dependent claims to the district court. The Company believes this case lacks merit and that it has strong defenses to all of the infringement claims. The Company intends to defend the suit vigorously. The Company has not recorded an accrual related to this lawsuit as of December 31, 2019, as it does not believe a material loss is probable.

On November 20, 2019, a purported stockholder of the Company filed a putative class action complaint against the Company, Chief Executive Officer Matthew Maloney, and Chief Financial Officer Adam DeWitt in the United States District Court for the Northern District of Illinois, Case No. 19 Civ. 7665.  The complaint asserts violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, based on its allegation that the defendants made false and misleading statements about the Company’s growth, competitive landscape, and strategy.  The complaint seeks unspecified compensatory damages and attorneys’ fees, among other relief.  The defendants believe that the complaint is without merit.  A reasonable estimate of the amount of any possible loss or range of loss cannot be made at this time.

In addition to the matters described above, from time to time, the Company is involved in various other legal proceedings arising from the normal course of business activities, including labor and employment claims, some of which relate to the alleged misclassification of independent contractors. In September 2015, a claim was brought in the United States District Court for the Northern District of California under the Private Attorneys General Act by an individual plaintiff on behalf of himself and seeking to represent other drivers and the State of California. The claim sought monetary penalties and injunctive relief for alleged violations of the California Labor Code based on the alleged misclassification of drivers as independent contractors. A decision was issued on February 8, 2018, and the court ruled in favor of the Company, finding that plaintiff was properly classified as an independent contractor. In March 2018, the plaintiff appealed this decision to the U.S. Court of Appeals for the Ninth Circuit. Several other putative class actions and arbitrations have been brought against the Company alleging misclassification of independent contractors. The Company does not believe any of the foregoing claims will have a material impact on its consolidated financial statements. However, there is no assurance that any claim will not be combined into a collective or class action.

Indemnification

In connection with the merger of Seamless North America, LLC, Seamless Holdings Corporation and Grubhub Holdings Inc. in August 2013, the Company agreed to indemnify Aramark Holdings Corporation for negative income tax consequences associated with the October 2012 spin-off of Seamless Holdings Corporation that were the result of certain actions taken by the Company through October 29, 2014, in certain instances subject to a $15.0 million limitation. Management is not aware of any actions that would impact the indemnification obligation.

10.	Debt

The following table summarizes the carrying value of the Company’s debt as of December 31, 2019:

	December 31, 2019	December 31, 2018
	(in thousands)
Senior Notes	$500,000	$—
Term loan	—	120,312
Revolving loan	—	222,000
Total debt	$500,000	$342,312
Less current portion	—	(6,250)
Less unamortized deferred debt issuance costs	(6,991)	(514)
Long-term debt	$493,009	$335,548

Senior Notes

On June 10, 2019, the Company’s wholly-owned subsidiary, Grubhub Holdings Inc., issued $500.0 million in aggregate principal amount of 5.500% senior notes due July 1, 2027 (“Senior Notes”) in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended. Interest is payable on the Senior Notes semi-annually on January and July of each year, beginning on January 1, 2020. The first interest payment of $15.4 million was made in December 2019. The net proceeds from the sale of the Senior Notes were $494.4 million after deducting the initial purchasers’ discount and offering expenses. The Company used $323.0 million of the proceeds from the Senior Notes offering to prepay and extinguish the term loan facility portion of the Company’s existing credit facility and $17.3 million to pay down the outstanding balance of the revolving loan under the existing credit facility. The remaining proceeds will be used for general corporate purposes.

The Senior Notes were issued pursuant to an indenture, dated June 10, 2019 (the “Indenture”), among Grubhub Holdings Inc., the guarantors party thereto and Wilmington Trust, National Association, as trustee. The Company has the option to redeem all or a portion of the Senior Notes at any time on or after July 1, 2022 by paying 100.0% of the principal amount of the Senior Notes plus a declining premium, plus accrued and unpaid interest to (but excluding) the redemption date. The premium declines from 2.750% during the twelve months on and after July 1, 2022, to 1.833% during the twelve months on and after July 1, 2023, to 0.917% during the twelve months on and after July 1, 2024, to zero on and after July 1, 2025. The Company may also redeem all or any portion of the Senior Notes at any time prior to July 1, 2022, at a price equal to 100.0% of the aggregate principal amount thereof plus a make-whole premium set forth in the Indenture and accrued and unpaid interest, if any. In addition, before July 1, 2022, the Company may redeem up to 40% of the aggregate principal amount of the Senior Notes with the net proceeds of certain equity offerings at a redemption price of 105.5% of the principal amount plus accrued and unpaid interest, if any, provided that certain conditions are met. In the event of a Change of Control Triggering Event (as defined in the Indenture), the Company will be required to make an offer to purchase the Senior Notes at a price equal to 101.0% of their principal amount, plus accrued and unpaid interest.

The Senior Notes are guaranteed on a senior unsecured basis by the Company and each of its existing and future wholly owned domestic restricted subsidiaries that guarantees the credit facility or that guarantees certain of our other indebtedness or indebtedness of a guarantor.

The Indenture contains customary covenants that, among other things, restrict the ability of the Company and the ability of certain of its subsidiaries to incur additional debt or issue preferred shares; create liens on certain assets to secure debt; and consolidate, merge, sell or otherwise dispose of all or substantially all of the Company’s assets. These covenants are subject to a number of important exceptions and qualifications and also include customary events of default.

Credit Agreement

On February 6, 2019, the Company entered into an amended and restated credit agreement (the “Credit Agreement”) which provides, among other things, for aggregate revolving loans up to $225 million and provided for term loans in an aggregate principal amount of $325 million. The $325 million term loan portion of the Credit Agreement was extinguished on June 10, 2019. In addition to the $225 million aggregate undrawn revolving loans under the Credit Agreement, of which $219.5 million was available as of December 31, 2019, the Company may incur up to $250 million of incremental revolving or term loans pursuant to the terms and conditions of the Credit Agreement. The credit facility under the Credit Agreement will be available to the Company until February 5, 2024. The Credit Agreement amended and restated the Company’s prior $350 million credit facility, which was due to expire on October 9, 2022.

Under the Credit Agreement, borrowings bear interest, at the Company’s option, based on LIBOR or an alternate base rate plus a margin. In the case of LIBOR loans the margin ranges between 1.125% and 1.750% and, in the case of alternate base rate loans, between 0.125% and 0.75%, in each case, based upon the Company’s consolidated senior secured net leverage ratio (as defined in the Credit Agreement). The Company is also required to pay a commitment fee on the undrawn portion available under the revolving loan facility of between 0.150% and 0.275% per annum, based upon the Company’s consolidated senior secured net leverage ratio.

The obligations under the Credit Agreement and the guarantees are secured by a lien on substantially all of the tangible and intangible property of the Company and the domestic subsidiaries that are guarantors, and by a pledge of all of the equity interests of the Company’s domestic subsidiaries, subject to certain exceptions set forth in the Credit Agreement.

The Credit Agreement contains customary covenants that, among other things, require the Company to satisfy certain financial covenants and may restrict the Company’s ability to incur additional debt, pay dividends and make distributions, make certain investments and acquisitions, create liens, transfer and sell material assets and merge or consolidate.

Other Information

During the year ended December 31, 2019, proceeds from the sale of the Senior Notes and cash on hand were used to pay down the principal balance outstanding under the Credit Agreement of $342.3 million. As of December 31, 2019, the Company’s outstanding debt consisted of $500.0 million in Senior Notes. There were no outstanding borrowings under the Credit Agreement as of December 31, 2019. See Note 16, Fair Value Measurement, for the fair value of the Company’s Senior Notes as of December 31, 2019.

The Company was in compliance with the financial covenants of its debt facilities as of December 31, 2019. Additional capacity under the Credit Agreement may be used for general corporate purposes, including funding working capital and future acquisitions.

The Company capitalized $9.1 million of debt issuance costs during the year ended December 31, 2019 in connection with the issuance of the Senior Notes and the amendment of the Credit Agreement. As of December 31, 2019, unamortized debt issuance costs of $1.1 million related to the revolving loan facility and $7.0 million related to the Senior Notes were recorded as other assets and as a reduction of long-term debt, respectively, on the consolidated balance sheets. As of December 31, 2018, total unamortized debt issuance costs of $1.9 million were recorded as other assets and as a reduction of long-term debt on the consolidated balance sheets in proportion to the borrowing capacities of the revolving and term loans.

Interest expense includes interest on outstanding borrowings, amortization of debt issuance costs and commitment fees on the undrawn portion available under the credit facility. During the years ended December 31, 2019, 2018 and 2017, the Company recognized interest expense of $24.3 million, $7.5 million, and $2.1 million, respectively. Interest expense for the year ended December 31, 2019 included $1.9 million for the write-off of unamortized debt issuance costs upon extinguishment of the term loan facility and the amendment of the Credit Agreement. The effective interest rate, including amortization of debt issuance costs and commitment fees, for borrowings under the Company’s senior debt facilities for the years ended December 31, 2019, 2018 and 2017 was 5.18%, 3.82%, and 3.00%, respectively.

Future maturities of principal payments for amounts outstanding under the Company’s debt facilities as of December 31, 2019, excluding potential early payments, were as follows:

(in thousands)
2020	$—
2021	—
2022	—
2023	—
2024	—
Thereafter	500,000
Total	$500,000

11.	Stock-Based Compensation

In May 2015, the Company’s stockholders approved the Grubhub Inc. 2015 Long-Term Incentive Plan (as amended, the “2015 Plan”), pursuant to which the Compensation Committee of the Board of Directors may grant stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance awards and other stock-based and cash-based awards. Effective upon the adoption of the 2015 Plan, no further grants were or will be made under the Company’s 2013 Omnibus Incentive Plan (the “2013 Plan”). In May 2019, the Company’s stockholders approved an amendment to the 2015 Plan which increased the aggregate number of shares that may be issued under the 2015 Plan by 5,000,000 shares. As of December 31, 2019, there were 5,702,780 shares of common stock authorized and available for issuance pursuant to awards granted under the 2015 Plan. No further grants will be made under the assumed Tapingo and LevelUp incentive plans. The Board of Directors of the Company and committee or subcommittee of the Board of Directors has discretion to establish the terms and conditions for grants, including, but not limited to, the number of shares and vesting and forfeiture provisions.

The Company has granted non-qualified and incentive stock options, restricted stock units and restricted stock awards under its incentive plans. The Company recognizes compensation expense based on estimated grant date fair values for all stock-based awards issued to employees and directors, including stock options, restricted stock units and restricted stock awards. For all stock options outstanding as of December 31, 2019, the exercise price of the stock options equals the fair value of the stock option on the grant date. The stock options and restricted stock units vest over different lengths of time, but generally over 4 years, and are subject to forfeiture upon termination of employment prior to vesting. The maximum term for stock options issued to employees under the 2015 Plan, the 2013 Plan and the assumed Tapingo and LevelUp incentive plans is 10 years, and they expire 10 years from the date of grant. Compensation expense for stock options, restricted stock units and restricted stock awards is recognized ratably over the vesting period.

The rights granted to the recipient of a restricted stock unit generally accrue over the vesting period. Participants holding restricted stock units are not entitled to any ordinary cash dividends paid by the Company with respect to such shares. The Company does not expect to pay any dividends in the foreseeable future.

Stock-based Compensation Expense

The total stock-based compensation expense related to all stock-based awards was $72.9 million, $55.3 million and $32.7 million during the years ended December 31, 2019, 2018 and 2017, respectively. As of December 31, 2019, $211.5 million of total unrecognized stock-based compensation expense is expected to be recognized over a weighted-average period of 2.8 years.

Excess tax benefits reflect the total realized value of the Company’s tax deductions from individual stock option exercise transactions and the vesting of restricted stock awards and restricted stock units in excess of the deferred tax assets that were previously recorded. During the years ended December 31, 2019, 2018, and 2017, the Company recognized excess tax benefits from stock-based compensation of $2.0 million, $18.0 million, and $7.1 million, respectively, within income tax (benefit) expense in the consolidated statements of operations and within cash flows from operating activities on the consolidated statements of cash flows.

The Company capitalized stock-based compensation expense as website and software development costs of $15.9 million, $9.0 million and $4.5 million for the years ended December 31, 2019, 2018 and 2017, respectively.

Stock Options

The Company granted 333,929, 347,891 and 618,899 stock options under the 2015 Plan during the years ended December 31, 2019, 2018 and 2017, respectively. In 2018, the Company also assumed 327,752 unvested ISOs with the acquisitions of LevelUp and Tapingo. The fair value of each stock option award was estimated based on the assumptions below as of the grant date using the Black-Scholes-Merton option pricing model. Since the first quarter of 2018, expected volatility has been based on the historical and implied volatilities of the Company’s own common stock. The Company uses historical data to estimate option exercises and employee terminations within the valuation model. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term calculation for option awards considers a combination of the Company’s historical and estimated future exercise behavior. The risk-free rate for the period within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The assumptions used to determine the fair value of the stock options granted during the years ended December 31, 2019, 2018 and 2017 were as follows:

	Year Ended December 31,
	2019	2018	2017
Weighted-average fair value options granted	$30.91	$66.19	$15.19
Average risk-free interest rate	2.42%	2.61%	1.65%
Expected stock price volatility (a)	48.3%	46.4%	48.7%
Dividend yield	None	None	None
Expected stock option life (years)	4.00	3.51 (b)	4.00

(a)
Prior to the first quarter of 2018, the expected stock price volatility was based on a combination of the historical and implied volatilities of comparable publicly-traded companies and the historical volatility of the Company’s own common stock due to its limited trading history as there was no active external or internal market for the Company’s common stock prior to the Company’s initial public offering in April 2014.

(b)	The expected term for Tapingo and LevelUp assumed ISO awards was calculated based on their respective remaining vesting periods as of the acquisition date.

Stock option awards as of December 31, 2019 and 2018, and changes during the year ended December 31, 2019, were as follows:

	Options	Weighted-Average Exercise Price	Aggregate Intrinsic Value (thousands)	Weighted-Average Exercise Term (years)
Outstanding at December 31, 2018	2,650,839	$33.13	$120,977	6.87
Granted	333,929	76.98
Forfeited	(30,086)	83.05
Exercised	(204,407)	21.87
Outstanding at December 31, 2019	2,750,275	38.74	50,737	6.28
Vested and expected to vest at December 31, 2019	2,749,867	38.73	50,737	6.28
Exercisable at December 31, 2019	1,993,867	$28.75	$46,412	5.54

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the fair value of the common stock and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their in-the-money options on each date. This amount will change in future periods based on the fair value of the Company’s stock and the number of options outstanding. The aggregate intrinsic value of awards exercised during the years ended December 31, 2019, 2018 and 2017 was $10.4 million, $38.7 million and $19.5 million, respectively.

The Company recorded compensation expense for stock options of $16.1 million, $17.7 million and $11.8 million for the years ended December 31, 2019, 2018 and 2017, respectively. As of December 31, 2019, total unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options was $24.5 million and is expected to be recognized over a weighted-average period of 2.2 years.

Restricted Stock Units

Non-vested restricted stock units as of December 31, 2019 and 2018, and changes during the year ended December 31, 2019 were as follows:

	Restricted Stock Units
	Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2018	2,328,857	$67.33
Granted	2,368,732	69.82
Forfeited	(579,612)	70.30
Vested	(969,595)	60.96
Cancelled	(52,357)	85.39
Outstanding at December 31, 2019	3,096,025	$70.62

Compensation expense related to restricted stock units was $56.8 million, $37.6 million and $20.9 million during the years ended December 31, 2019, 2018 and 2017, respectively. The aggregate fair value as of the vest date of restricted stock units that vested during years ended December 31, 2019, 2018, and 2017 was $64.6 million, $96.3 million and $27.3 million, respectively. As of December 31, 2019, $187.0 million of total unrecognized compensation cost, adjusted for estimated forfeitures, related to 3,074,923 non-vested restricted stock units expected to vest with weighted-average grant date fair values of $70.71 is expected to be recognized over a weighted-average period of 2.9 years. The fair value of these awards was determined based on the Company’s stock price at the grant date and assumes no expected dividend payments through the vesting period.

12.	Income Taxes

The Company files income tax returns in the U.S. federal, the United Kingdom (“U.K.”), Israel and various state jurisdictions.

For the years ended December 31, 2019, 2018 and 2017, the income tax provision was comprised of the following:

	Year Ended December 31,
	2019	2018	2017
	(in thousands)
Current:
Federal	$328	$(2,934)	$16,852
State	(1,139)	3,827	4,721
Foreign	327	335	271
Total current	(484)	1,228	21,844
Deferred:
Federal	(5,851)	2,608	(30,794)
State	(1,791)	(884)	(385)
Foreign	(84)	—	—
Total deferred	(7,726)	1,724	(31,179)
Total income tax (benefit) expense	$(8,210)	$2,952	$(9,335)

Income (loss) before provision for income taxes for the years ended December 31, 2019, 2018 and 2017, was as follows:

	Year Ended December 31,
	2019	2018	2017
	(in thousands)
Domestic source	$(29,227)	$80,878	$88,357
Foreign source	2,451	555	1,291
Income (loss) before provision for income taxes	$(26,776)	$81,433	$89,648

The following is a reconciliation of income taxes computed at the U.S. federal statutory rate to the income taxes reported in the consolidated statements of operations for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31,
	2019	2018	2017
	(in thousands)
Income tax expense (benefit) at statutory rate	$(5,623)	$17,101	$31,377
Excess compensation	1,786	1,753	—
State income taxes	(2,189)	1,248	5,011
Effect of federal rate change	—	—	(36,768)
Stock-based compensation	145	(15,924)	(7,072)
Research and development tax credit	(2,995)	(1,470)	(800)
Uncertain tax position	67	(545)	(55)
Foreign rate differential	(18)	(57)	(203)
Meals and entertainment	659	292	286
Unremitted earnings tax	—	—	363
All other	(42)	554	(1,474)
Total income tax (benefit) expense	$(8,210)	$2,952	$(9,335)

On December 22, 2017, the U.S. legislature enacted the Tax Act resulting in significant modifications to the tax law. The Company completed its determination of the accounting effects of the Tax Act in the period it was enacted. The Tax Act reduced the corporate income tax rate from 35% to 21%, subjected certain foreign earnings on which U.S. income tax was previously deferred to a one-time transition tax, as well as other changes. As a result of the Tax Act, the Company incurred an incremental income tax benefit of $34.1 million during the year ended December 31, 2017, which consisted primarily of the remeasurement of deferred tax assets and liabilities at the 21% corporate income tax rate and the one-time transition tax on accumulated foreign earnings of $0.4 million.

The tax effects of temporary differences giving rise to deferred income tax assets and liabilities as of December 31, 2019 and 2018 were as follows:

	As of December 31,
	2019	2018
	(in thousands)
Deferred tax assets:
Loss and credit carry forwards	$84,153	$72,466
Accrued expenses	—	4,128
Stock-based compensation	8,302	8,832
Lease accounting	5,817	—
Fixed assets - state	2,514	2,295
Total deferred tax assets	100,786	87,721
Valuation allowance	(15,655)	(23,840)
Net deferred tax assets	85,131	63,881
Deferred tax liabilities:
Fixed assets	(8,802)	(8,607)
Intangible assets	(99,870)	(101,451)
Prepaid expenses	(882)	(206)
Accrued expenses	(2,740)	—
Total deferred tax liabilities	(112,294)	(110,264)
Net deferred tax liability	$(27,163)	$(46,383)

The Company classified its net deferred tax liabilities as long-term liabilities on the consolidated balance sheets as of December 31, 2019 and 2018.
A partial valuation reserve of $13.2 million and $8.4 million was recorded as of December 31, 2019 and 2018, respectively, against certain state-only credits that have a short carryover period for which the Company believes that a portion of the credit carryovers will more likely than not expire before they are utilized. The Company also maintains a partial valuation allowance of $2.5 million on Federal and state net operating losses (“NOLs”) as of December 31, 2019 as it is more likely than not that these will not be utilized. The Company had previously recorded a full valuation allowance as of December 31, 2018 of $15.4 million on Israeli NOLs that were not expected to be utilized prior to a tax restructuring during the year ended December 31, 2019.

The Tax Act generally allows companies to repatriate future foreign source earnings without incurring additional U.S. taxes by providing a 100% exemption for the foreign source portion of dividends from certain foreign subsidiaries. As a result, the Company plans to repatriate cash from its foreign subsidiaries to the U.S. in the future. The Company estimated no additional tax liability as there are no applicable withholding taxes for the repatriation of unremitted earnings of its foreign subsidiaries.

The Company had the following tax loss and credit carryforwards as of December 31, 2019 and 2018:

	2019	2018	Beginning Year of Expiration
	(in thousands)
U.S. federal loss carry forwards	$34,268	$29,853	2027
U.S. state and local loss carry forwards	21,258	18,147	2027
Israeli loss carry forward	15,204	15,382	Indefinite
Illinois Edge Credits(a)	15,523	11,992	2018
Federal research and development credit	5,359	1,986	2028
State research and development credit	1,401	1,710	2018

(a)	Amounts are before the federal benefit of state tax.

The Company’s tax returns are subject to the normal statute of limitations, three years from the filing date for federal income tax purposes. The federal and state statute of limitations generally remain open for years in which tax losses are generated until three years from the year those losses are utilized. Under these rules, the 2006 and later year NOLs of Slick City Media, Inc. are still subject to audit by the IRS and state and local jurisdictions. Also, the 2007 and later year NOLs of Grubhub Holdings Inc. and its acquired businesses are still subject to audit by the IRS and state and local jurisdictions. The December 31, 2016 and later period U.K. returns of Seamless Europe Ltd. are subject to examination by the U.K. tax authorities. The December 31, 2015 and later period Israeli returns of Tapingo Ltd. are subject to exam by the Israeli tax authorities.

The Company is subject to taxation in the U.S. federal and various state jurisdictions. Significant judgment is required in determining the provision for income taxes and recording the related income tax assets and liabilities. The Company’s practice for accounting for uncertainty in income taxes is to recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not criteria, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority.

The following table summarizes the Company’s unrecognized tax benefit activity during the years ended December 31, 2019 and 2018, excluding the related accrual for interest:

	As of December 31,
	2019	2018
	(in thousands)
Balance at beginning of period	$751	$2,864
Reductions for tax positions taken in prior years	—	(2,260)
Additions for tax positions taken in the current year	67	147
Balance at end of period	$818	$751

Deferred tax assets that relate to the potential settlement of these unrecognized tax benefits were included in the net deferred tax liabilities on the consolidated balance sheets as of December 31, 2019 and 2018. The reserve relates to research and development credits.

The Company records interest and penalties, if any, as a component of its income tax (benefit) expense in the consolidated statements of operations. No interest expense or penalties were recognized during the years ended December 31, 2019 and 2018. Interest expense of less than $0.1 million and no penalties were recognized during the year ended December 31, 2017.

13.	Stockholders’ Equity

As of December 31, 2019 and 2018, the Company was authorized to issue two classes of stock: common stock and preferred stock.

Common Stock

Each holder of common stock has one vote per share of common stock held on all matters that are submitted for stockholder vote. At December 31, 2019 and 2018, there were 500,000,000 shares of common stock authorized. At December 31, 2019 and 2018, there were 91,576,060 and 90,756,548 shares of common stock issued and outstanding, respectively. The Company did not hold any shares as treasury shares as of December 31, 2019 and 2018.

On April 25, 2018, the Company issued and sold 2,820,464 shares of the Company’s common stock to Yum Restaurant Services Group, LLC (the “Investor”), a wholly owned subsidiary of Yum! Brands, Inc., for an aggregate purchase price of $200 million pursuant to an investment agreement dated February 7, 2018, by and between the Company and the Investor. The Company has used and expects to use the proceeds for general corporate purposes.

On January 22, 2016, the Company’s Board of Directors approved a program (the “Repurchase Program”) that authorizes the repurchase of up to $100 million of the Company’s common stock exclusive of any fees, commissions or other expenses relating to such repurchases through open market purchases or privately negotiated transactions at the prevailing market price at the time of purchase. The Repurchase Program was announced on January 25, 2016. Repurchased stock may be retired or held as treasury shares. The repurchase authorizations do not obligate the Company to acquire any particular amount of common stock or adopt any particular method of repurchase and may be modified, suspended or terminated at any time at management’s discretion. Repurchased and retired shares will result in an immediate reduction of the outstanding shares used to calculate the weighted-average common shares outstanding for basic and diluted net income per share at the time of the transaction. During the years ended December 31, 2019 and 2018, the Company did not repurchase any shares of its common stock. Since inception of the program, the Company has repurchased and retired 724,473 shares of its common stock at a weighted-average share price of $20.37, or an aggregate of $14.8 million.

Preferred Stock

The Company was authorized to issue 25,000,000 shares of preferred stock as of December 31, 2019 and 2018. There were no issued or outstanding shares of preferred stock as of December 31, 2019 and 2018.

14.	Retirement Plan

Beginning February 1, 2012, the Company has maintained a defined contribution plan for employees. The plan is qualified under section 401(k) of the Internal Revenue Code. The Company may also make discretionary profit-sharing contributions as determined by the Company’s Board of Directors. The Company matched 100% of the first 3% of employees’ contributions of eligible compensation and 50% of the next 2% of employees’ contributions of eligible compensation during the years ended December 31, 2019, 2018 and 2017 and recognized matching contributions expense of $5.1 million, $3.5 million and $2.3 million, respectively.

15.	Earnings Per Share Attributable to Common Stockholders

Basic earnings per share is computed by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period without consideration for common stock equivalents. Diluted net income per share attributable to common stockholders is computed by dividing net income by the weighted-average number of common shares outstanding during the period and potentially dilutive common stock equivalents, including stock options and restricted stock units, except in cases where the effect of the common stock equivalent would be antidilutive. Potential common stock equivalents consist of common stock issuable upon exercise of stock options and vesting of restricted stock units using the treasury stock method. For periods of net loss, basic and diluted earnings per share are the same as the effect of the assumed exercise of stock options and vesting of restricted stock units is anti-dilutive.

The sale of 2,820,464 shares of the Company’s common stock to the Investor on April 25, 2018 resulted in an immediate increase in the outstanding shares used to calculate the weighted-average common shares outstanding for the year ended December 31, 2018 (see Note 13, Stockholders' Equity).

The following table presents the calculation of basic and diluted net income (loss) per share attributable to common stockholders for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31,
	2019	2018	2017
	(in thousands, except per share data)
Basic earnings (loss) per share:
Net income (loss) attributable to common stockholders (numerator)	$(18,566)	$78,481	$98,983
Shares used in computation (denominator)
Weighted-average common shares outstanding	91,247	89,447	86,297
Basic earnings (loss) per share	$(0.20)	$0.88	$1.15
Diluted earnings (loss) per share:
Net income (loss) attributable to common stockholders (numerator)	$(18,566)	$78,481	$98,983
Shares used in computation (denominator)
Weighted-average common shares outstanding	91,247	89,447	86,297
Effect of dilutive securities:
Stock options	—	1,601	1,059
Restricted stock units	—	1,306	826
Weighted-average diluted shares	91,247	92,354	88,182
Diluted earnings (loss) per share	$(0.20)	$0.85	$1.12

The number of shares of common stock underlying stock-based awards excluded from the calculation of diluted net income (loss) per share attributable to common stockholders because their effect would have been antidilutive for the years ended December 31, 2019, 2018 and 2017 were as follows:

	Year Ended December 31,
	2019	2018	2017
	(in thousands)
Anti-dilutive shares underlying stock-based awards:
Stock options	2,750	216	—
Restricted stock units	3,096	223	36

16.	Fair Value Measurement

Certain assets and liabilities are required to be recorded at fair value on a recurring basis. Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The standards also establish a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The accounting guidance for fair value measurements prioritizes valuation methodologies based on the reliability of the inputs in the following three-tier value hierarchy:

●	Level 1	Quoted prices in active markets for identical assets or liabilities.

●	Level 2	Assets and liabilities valued based on observable market data for similar instruments, such as quoted prices for similar assets or liabilities.

●	Level 3
Unobservable inputs that are supported by little or no market activity; instruments valued based on the best available data, some of which is internally developed, and considers risk premiums that a market participant would require.

The Company applied the following methods and assumptions in estimating its fair value measurements. The Company’s commercial paper, investments in corporate bonds, certain money market funds and Senior Notes are classified as Level 2 within the fair value hierarchy because they are valued using inputs other than quoted prices in active markets that are observable directly or indirectly. The fair value of the Company’s outstanding borrowings under the Credit Agreement as of December 31, 2018 was classified as Level 3 within the fair value hierarchy because it was valued using an income approach, which utilized a discounted cash flow technique that considered the credit profile of the Company. Accounts receivable, restaurant food liability and accounts payable approximate fair value due to their generally short-term maturities.

The following table presents the fair value, for disclosure purposes only, and carrying value of the Company’s assets and liabilities that are recorded at other than fair value as of December 31, 2019 and 2018:

	December 31, 2019		December 31, 2018
	Level 2	Carrying Value	Level 2	Level 3	Carrying Value
	(in thousands)
Assets
Money market funds	$28	$28	$61	$—	$61
Commercial paper	64,290	64,519	25,322	—	25,431
Corporate bonds	3,606	3,604	1,620	—	1,620
Total assets	$67,924	$68,151	$27,003	$—	$27,112
Liabilities
Long-term debt, including current maturities	$467,500	$500,000	$—	$342,745	$342,312
Total liabilities	$467,500	$500,000	$—	$342,745	$342,312

The Company is required to record certain assets and liabilities at fair value on a nonrecurring basis, generally as a result of acquisitions. See Note 4, Acquisitions, for further discussion of the fair value of assets and liabilities associated with acquisitions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Grubhub Inc.
Chicago, Illinois

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Grubhub Inc. (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated February 28, 2020, expressed an unqualified opinion.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Acquired Intangible Assets

As disclosed in Note 4 to the financial statements, during the year ended December 31, 2019, the Company finalized the purchase price allocation for two 2018 acquisitions with aggregate consideration of $521.5 million. In 2018, the Company acquired all of the outstanding equity of SCVNGR, Inc. d/b/a LevelUp (“LevelUp”) for consideration of $369.4 million and Tapingo Ltd. (“Tapingo”) for consideration of $152.1 million. These acquisitions resulted in the Company recognizing $57.5 million in acquired intangible assets, comprised of $36.5 million of acquired intangible assets from the LevelUp acquisition and $21.0 million of intangible assets acquired from the Tapingo acquisition.

As described in Note 2 Summary of Significant Accounting Policies, Intangible Assets and Note 4 Acquisitions, Additional information; the valuation of acquired intangible assets is based on the estimated fair values at acquisition as measured by a combination of income, cost, and market approaches. The valuation of the acquired intangible assets involved a significant level of judgment and estimation by management including the selection of valuation models and the estimation of key inputs for the various valuation models employed, such as discount rates, estimated future cash flows, initial developer costs, expected profits, royalty rates, rates of attrition, and expected rates of return. Due to the complexity of these estimates, the Company engaged a specialist to assist in the valuation of acquired intangible assets. We considered auditing the valuation of acquired intangible assets for these acquisitions to be a critical audit matter, because it involved a high degree of subjectivity in evaluating management’s estimates and judgments as well as the use of valuation specialists.

Our audit procedures related to the valuation of acquired intangible assets included the following:

●
Tested the design and operating effectiveness of the Company’s internal controls over the accounting for acquired intangible assets, including the appropriateness of valuation methods selected and key inputs used in the valuations.

●
Evaluated the significant assumptions and methods used in developing the fair value estimates including assessing the appropriateness of (1) the methods used to value the acquired intangible assets, and (2) the key inputs used in valuing the acquired intangible assets, including discount rates, estimated future cash flows, initial developer costs, expected profits, royalty rates, rates of attrition, and expected rates of return.

●	Utilized a valuation specialist to assist in the evaluation of the appropriateness of the valuation models and certain assumptions applied in the valuation of the acquired intangible assets.

Capitalization of Website and Software Development Costs

The Company’s business is predominantly based upon revenue derived from connecting diners and restaurants through technology to create a takeout marketplace for restaurant pick-up and delivery orders and, as a result, the Company invests in website and software development. As described in Note 2 Summary of Significant Accounting Policies, Website and Software Development Costs and Note 7 Property and Equipment, significant internal and external costs incurred during the application development stage of website and software development, as well as certain enhancement costs incurred in the post- implementation phase that are determined to be substantial upgrades, are capitalized if determined by management to be direct and incremental thereto. During the year ended December 31, 2019, the Company capitalized $64.5 million of website and software development costs.

The capitalization of website and software development costs involves a significant amount of judgment and estimation by management. Evaluating website and software development costs for capitalization involves assessing a variety of subjective factors and estimates, such as distinguishing between costs incurred during the preliminary project period and those incurred during the development stages of an application. Further, management applies significant judgment to identify website and software development costs that meet the capitalization criteria of being significant, and direct and incremental to the application development. In addition, the determination of capitalizable website and software development costs involves complexity in the aggregation and evaluation of significant amounts of data.

We considered auditing the amount of capitalized website and software development costs to be a critical audit matter, because it involved a significant amount of judgment and estimation by management as well as complexity in the aggregation and evaluation of significant amounts of data and thus required the application of significant auditor judgment.

Our audit procedures related to the capitalized website and software development costs included the following procedures:

●
Tested the design and operating effectiveness of internal controls over the identification and calculation of website and software development costs to be capitalized as well as the completeness and accuracy of reports used in management’s calculation.

●	Tested the completeness and accuracy of reports used in management’s calculations of capitalized website and software development costs, including testing mathematical accuracy.

●
Evaluated individual costs incurred to assess whether website and software development costs were properly capitalized based upon the nature and stage of the work performed and whether the requisite capitalization criteria were met.

●	Tested capitalized costs in the post-implementation phase to determine if the costs related to substantial upgrades and enhancements and met the criteria for capitalization.

●	Performed corroborative interviews with Company personnel involved in website and software development regarding the nature and functionality of costs incurred.

/s/ Crowe LLP

We have served as the Company’s auditor since 2013.
Oak Brook, Illinois
February 28, 2020

GRUBHUB INC.

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)
(UNAUDITED)

	June 30, 2020	December 31, 2019
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$484,760	$375,909
Short-term investments	48,616	49,275
Accounts receivable, less allowances for doubtful accounts	75,726	119,658
Income tax receivable	19,390	3,960
Prepaid expenses and other current assets	18,721	17,515
Total current assets	647,213	566,317
PROPERTY AND EQUIPMENT:
Property and equipment, net of depreciation and amortization	212,772	172,744
OTHER ASSETS:
Other assets	36,836	26,836
Operating lease right-of-use asset	99,058	100,632
Goodwill	1,007,968	1,007,968
Acquired intangible assets, net of amortization	476,309	500,481
Total other assets	1,620,171	1,635,917
TOTAL ASSETS	$2,480,156	$2,374,978
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Restaurant food liability	$206,306	$131,753
Accounts payable	24,508	26,748
Accrued payroll	34,166	19,982
Current operating lease liability	16,642	9,376
Other accruals	124,555	61,504
Total current liabilities	406,177	249,363
LONG-TERM LIABILITIES:
Deferred taxes, non-current	11,607	27,163
Noncurrent operating lease liability	110,193	111,056
Long-term debt	493,475	493,009
Other accruals	4,152	817
Total long-term liabilities	619,427	632,045
Commitments and contingencies
STOCKHOLDERS’ EQUITY:
Preferred Stock, $0.0001 par value. Authorized: 25,000,000 shares as of June 30, 2020 and December 31, 2019; issued and outstanding: no shares as of June 30, 2020 and December 31, 2019.	-	-
Common stock, $0.0001 par value. Authorized: 500,000,000 shares at June 30, 2020 and December 31, 2019; issued and outstanding: 92,235,195 and 91,576,060 shares as of June 30, 2020 and December 31, 2019, respectively	9	9
Accumulated other comprehensive loss	(2,330)	(1,628)
Additional paid-in capital	1,204,922	1,164,400
Retained earnings	251,951	330,789
Total stockholders’ equity	$1,454,552	$1,493,570
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,480,156	$2,374,978

GRUBHUB INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)
(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Revenues	$459,282	$325,058	$822,262	$648,828
Costs and expenses:
Operations and support	318,867	162,406	533,428	323,756
Sales and marketing	94,004	74,128	184,746	152,582
Technology (exclusive of amortization)	30,228	29,400	61,501	56,650
General and administrative	32,237	25,784	71,186	48,571
Depreciation and amortization	34,557	27,223	67,920	52,312
Total costs and expenses	509,893	318,941	918,781	633,871
Income (loss) from operations	(50,611)	6,117	(96,519)	14,957
Interest expense - net	6,816	5,467	13,196	8,279
Income (loss) before provision for income taxes	(57,427)	650	(109,715)	6,678
Income tax benefit	(12,016)	(602)	(30,877)	(1,464)
Net income (loss) attributable to common stockholders	$(45,411)	$1,252	$(78,838)	$8,142
Net income (loss) per share attributable to common stockholders:
Basic	$(0.49)	$0.01	$(0.86)	$0.09
Diluted	$(0.49)	$0.01	$(0.86)	$0.09
Weighted-average shares used to compute net income (loss) per share attributable to common stockholders:
Basic	92,116	91,177	91,954	91,064
Diluted	92,116	92,786	91,954	92,852

GRUBHUB INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)
(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Net income (loss)	$(45,411)	$1,252	$(78,838)	$8,142
OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustments	(59)	(316)	(702)	(89)
COMPREHENSIVE INCOME (LOSS)	$(45,470)	$936	$(79,540)	$8,053

GRUBHUB INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(UNAUDITED)

	Six Months Ended June 30,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(78,838)	$8,142
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation	18,820	13,626
Amortization of intangible assets and developed software	49,100	38,686
Stock-based compensation	41,221	36,527
Deferred taxes	(15,556)	298
Other	2,548	3,240
Change in assets and liabilities:
Accounts receivable	43,390	(13,349)
Income taxes receivable	(15,429)	429
Prepaid expenses and other assets	(5,476)	(14,857)
Restaurant food liability	74,612	(3,078)
Accounts payable	547	(10,216)
Accrued payroll	14,190	3,122
Other accruals	61,732	7,219
Net cash provided by operating activities	190,861	69,789
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of investments	(56,554)	(25,526)
Proceeds from maturity of investments	57,500	21,636
Capitalized website and development costs	(29,269)	(22,188)
Purchases of property and equipment	(41,800)	(23,140)
Acquisition of other intangible assets	(510)	(8,889)
Acquisitions of businesses, net of cash acquired	-	127
Other cash flows from investing activities	(525)	-
Net cash used in investing activities	(71,158)	(57,980)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of long-term debt	175,000	500,000
Repayments of borrowings under the credit facility	(175,000)	(342,313)
Taxes paid related to net settlement of stock-based compensation awards	(14,240)	(15,360)
Proceeds from exercise of stock options	3,667	2,930
Payments for debt issuance costs	(259)	(8,954)
Other cash flows from financing activities	(454)	-
Net cash provided by (used in) financing activities	(11,286)	136,303
Net change in cash, cash equivalents, and restricted cash	108,417	148,112
Effect of exchange rates on cash, cash equivalents and restricted cash	(651)	(2)
Cash, cash equivalents, and restricted cash at beginning of year	379,595	215,802
Cash, cash equivalents, and restricted cash at end of the period	$487,361	$363,912
SUPPLEMENTAL DISCLOSURE OF NON-CASH ITEMS
Cash paid for income taxes	$-	$567
Capitalized property, equipment and website and development costs in accounts payable at period end	2,846	5,310
RECONCILIATION OF CASH, CASH EQUIVALENTS, AND RESTRICTED CASH
Cash and cash equivalents	$484,760	$358,847
Restricted cash included in prepaid expenses and other current assets	-	1,904
Restricted cash included in other assets	2,601	3,161
Total cash, cash equivalents, and restricted cash	$487,361	$363,912

GRUBHUB INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(in thousands, except share data)
(UNAUDITED)

	Common stock
	Shares	Amount	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total stockholders' equity

	Three Months Ended June 30, 2020
Balance at March 31, 2020	91,916,978	$9	$1,182,757	$(2,271)	$297,362	$1,477,857
Net loss	-	-	-	-	(45,411)	(45,411)
Currency translation	-	-	-	(59)	-	(59)
Stock-based compensation	-	-	26,101	-	-	26,101
Stock option exercises and vesting of restricted stock units, net of withholdings and other	448,698	-	2,253	-	-	2,253
Shares repurchased and retired to satisfy tax withholding upon vesting	(130,481)	-	(6,189)	-	-	(6,189)
Balance at June 30, 2020	92,235,195	$9	$1,204,922	$(2,330)	$251,951	$1,454,552

	Three Months Ended June 30, 2019
Balance at March 31, 2019	91,074,285	$9	$1,107,047	$(1,664)	$356,245	$1,461,637
Net income	-	-	-	-	1,252	1,252
Currency translation	-	-	-	(316)	-	(316)
Stock-based compensation	-	-	24,015	-	-	24,015
Stock option exercises and vesting of restricted stock units, net of withholdings and other	234,356	-	506	-	-	506
Shares repurchased and retired to satisfy tax withholding upon vesting	(77,725)	-	(5,394)	-	-	(5,394)
Balance at June 30, 2019	91,230,916	$9	$1,126,174	$(1,980)	$357,497	$1,481,700

	Six Months Ended June 30, 2020
Balance at December 31, 2019	91,576,060	$9	$1,164,400	$(1,628)	$330,789	$1,493,570
Net loss	-	-	-	-	(78,838)	(78,838)
Currency translation	-	-	-	(702)	-	(702)
Stock-based compensation	-	-	51,095	-	-	51,095
Stock option exercises and vesting of restricted stock units, net of withholdings and other	943,223	-	3,667	-	-	3,667
Shares repurchased and retired to satisfy tax withholding upon vesting	(284,088)	-	(14,240)	-	-	(14,240)
Balance at June 30, 2020	92,235,195	$9	$1,204,922	$(2,330)	$251,951	$1,454,552

	Six Months Ended June 30, 2019
Balance at December 31, 2018	90,756,548	$9	$1,094,866	$(1,891)	$349,355	$1,442,339
Net income	-	-	-	-	8,142	8,142
Currency translation	-	-	-	(89)	-	(89)
Stock-based compensation	-	-	43,738	-	-	43,738
Stock option exercises and vesting of restricted stock units, net of withholdings and other	676,527	-	2,930	-	-	2,930
Shares repurchased and retired to satisfy tax withholding upon vesting	(202,159)	-	(15,360)	-	-	(15,360)
Balance at June 30, 2019	91,230,916	$9	$1,126,174	$(1,980)	$357,497	$1,481,700

GRUBHUB INC.
Notes to Condensed Consolidated Financial Statements (unaudited)

1.	Organization

Grubhub Inc., a Delaware corporation, and its wholly-owned subsidiaries (collectively referred to as the “Company”) provide an online and mobile takeout marketplace for restaurant pick-up and delivery orders. The Company connects diners and restaurants through restaurant technology and easy-to-use platforms. Diners enter their delivery address or use geo-location within the mobile applications and the Company displays the menus and other relevant information for restaurants in its network. Orders may be placed directly online, via mobile applications or over the phone. The Company primarily charges restaurant partners a per order commission that is percentage-based. In many markets, the Company also provides delivery services to restaurants on its platform that do not have their own delivery operations. The Company’s takeout marketplace, and related platforms where the Company provides marketing services to generate orders, are collectively referred to as the “Platform”.

2.	Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated interim financial statements include the accounts of Grubhub Inc. and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. These unaudited condensed consolidated interim financial statements include all wholly-owned subsidiaries and reflect all normal and recurring adjustments, as well as any other than normal adjustments, that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods and should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed with the SEC on February 28, 2020 (the “2019 Form 10-K”). All significant intercompany transactions have been eliminated in consolidation. Operating results for the three and six months ended June 30, 2020 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2020.

Use of Estimates

The preparation of condensed consolidated financial statements in accordance with GAAP requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the related disclosures at the date of the financial statements, as well as the reported amounts of revenue and expenses during the periods presented. These estimates, judgments and assumptions take into account historical and forward-looking factors that the Company believes are reasonable including, but not limited to, the potential impacts arising from the COVID-19 pandemic and measures implemented to prevent its spread. As the extent and duration of the impacts from the COVID-19 pandemic remain unclear, the Company’s estimates and assumptions may evolve as conditions change. Significant items subject to such estimates, judgments and assumptions include revenue recognition, website and internal-use software development costs, goodwill, valuation and recoverability of intangible assets with finite lives and other long-lived assets, stock-based compensation, and income taxes. Actual results could differ significantly from these estimates.

Changes in Accounting Principle

See “Recently Issued Accounting Pronouncements” below for a description of accounting principle changes adopted during the six months ended June 30, 2020 related to credit losses. There have been no other material changes to the Company’s significant accounting policies described in the 2019 Form 10-K.

Recently Issued Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). ASU 2016-13 introduces a new forward-looking approach, based on expected losses, to estimate credit losses on certain types of financial instruments, including trade receivables and held-to-maturity debt securities, which requires entities to incorporate considerations of historical information, current information and reasonable and supportable forecasts. This ASU also expands disclosure requirements. ASU 2016-13 was effective for and adopted by the Company in the first quarter of 2020. The guidance was applied using the modified-retrospective approach. The adoption of ASU 2016-13 did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows as credit losses were not expected to be significant. The Company will continue to monitor the impact of the COVID-19 pandemic on expected credit losses.

3.	Merger Agreement

On June 10, 2020, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Just Eat Takeaway.com N.V. (“JET”), Checkers Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of JET (“Merger Sub I”), and Checkers Merger Sub II, Inc., a Delaware corporation and wholly owned subsidiary of JET (“Merger Sub II”). Pursuant to the Merger Agreement, Merger Sub I will be merged with and into the Company (the “Initial Merger”), with the Company continuing as the surviving company in the Initial Merger (the “Initial Surviving Company”). Immediately thereafter, the Initial Surviving Company will merge with and into Merger Sub II (the “Subsequent Merger” and, together with the Initial Merger, the “Transaction”), with Merger Sub II continuing as the surviving company.

On and subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Initial Merger, each issued and outstanding share of our common stock (other than any shares of our common stock owned by the Company, JET, Merger Sub I, Merger Sub II or any other direct or indirect wholly owned subsidiary of JET), will be converted into one share of common stock, par value $0.0001 per share, of the Initial Surviving Company (the “Initial Surviving Company Stock”). Each such share of Initial Surviving Company Stock will immediately thereafter be automatically exchanged for 0.6710 American depositary shares of JET (“JET ADS”), with each JET ADS representing one share in the share capital of JET with a nominal value of €0.04 per share (“JET Shares”) (the “Merger Consideration”). The Transaction is expected to close in the first half of 2021.

The Company incurred certain expenses directly and indirectly related to mergers and acquisitions which were recognized in general and administrative expenses within the condensed consolidated statements of operations of $8.3 million and $0.3 million for the three months ended June 30, 2020 and 2019, respectively, and of $9.0 million and $0.8 million for the six months ended June 30, 2020 and 2019, respectively.

4.	Marketable Securities

The amortized cost, unrealized gains and losses and estimated fair value of the Company’s held-to-maturity marketable securities as of June 30, 2020 and December 31, 2019 were as follows:

	June 30, 2020
	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
	(in thousands)
Cash and cash equivalents
Commercial paper	$19,894	$-	$(14)	$19,880
Short-term investments
Commercial paper	42,296	-	(79)	42,217
Corporate bonds	6,320	4	(1)	6,323
Total	$68,510	$4	$(94)	$68,420

	December 31, 2019
	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
	(in thousands)
Cash and cash equivalents
Commercial paper	$17,548	$-	$(34)	$17,514
Corporate bonds	1,300	-	-	1,300
Short-term investments
Commercial paper	46,971	-	(195)	46,776
Corporate bonds	2,304	2	-	2,306
Total	$68,123	$2	$(229)	$67,896

All of the Company’s marketable securities were classified as held-to-maturity investments and have maturities within one year of June 30, 2020. The Company evaluated its marketable securities aggregated by credit rating agency rating, all of which are highly rated, investment grade securities, considering historical investment losses, current market conditions and historical recovery rates of similar securities and determined that no material credit losses were expected as of June 30, 2020.

The gross unrealized losses, estimated fair value and length of time the individual marketable securities were in a continuous loss position for those marketable securities in an unrealized loss position as of June 30, 2020 and December 31, 2019 were as follows:

			June 30, 2020
	Less Than 12 Months		12 Months or Greater		Total
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
	(in thousands)
Commercial paper	$62,097	$(93)	$-	$-	$62,097	$(93)
Corporate bonds	2,301	(1)	-	-	2,301	(1)
Total	$64,398	$(94)	$-	$-	$64,398	$(94)

			December 31, 2019
	Less Than 12 Months		12 Months or Greater		Total
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
	(in thousands)
Commercial paper	$64,290	$(229)	$-	$-	$64,290	$(229)
Total	$64,290	$(229)	$-	$-	$64,290	$(229)

The Company recognized interest income during the three months ended June 30, 2020 and 2019 of $0.5 million and $0.7 million, respectively, and of $1.4 million for each of the six months ended June 30, 2020 and 2019 within net interest expense on the condensed consolidated statements of operations. During the three and six months ended June 30, 2020 and 2019, the Company did not recognize any other-than-temporary impairment losses related to its marketable securities.

The Company’s marketable securities are classified within Level 2 of the fair value hierarchy (see Note 13, Fair Value Measurement, for further details).

5.	Goodwill and Acquired Intangible Assets

The components of acquired intangible assets as of June 30, 2020 and December 31, 2019 were as follows:

	June 30, 2020			December 31, 2019
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
	(in thousands)
Restaurant relationships	$492,791	$(145,677)	$347,114	$497,788	$(135,482)	$362,306
Diner acquisition	48,293	(24,738)	23,555	48,293	(19,909)	28,384
Developed technology	35,826	(20,031)	15,795	35,826	(15,916)	19,910
Other	2,918	(2,749)	169	2,918	(2,713)	205
Total amortizable intangible assets	579,828	(193,195)	386,633	584,825	(174,020)	410,805
Indefinite-lived trademarks	89,676	-	89,676	89,676	-	89,676
Total acquired intangible assets	$669,504	$(193,195)	$476,309	$674,501	$(174,020)	$500,481

The gross carrying amount and accumulated amortization of the Company’s restaurant relationships as of June 30, 2020 were each adjusted by $5.0 million for certain fully amortized assets that were no longer in use.

Amortization expense for acquired intangible assets recognized within depreciation and amortization on the condensed consolidated statements of operations was $11.5 million and $11.9 million for the three months ended June 30, 2020 and 2019, respectively, and $24.2 million and $23.8 million for the six months ended June 30, 2020 and 2019, respectively.

During the six months ended June 30, 2020, there were no changes in the carrying amount of goodwill of $1,008.0 million.

Estimated future amortization expense of acquired intangible assets as of June 30, 2020 was as follows:

(in thousands)
The remainder of 2020	$21,472
2021	38,809
2022	36,847
2023	30,348
2024	28,141
Thereafter	231,016
Total	$386,633

6.	Property and Equipment

The components of the Company’s property and equipment as of June 30, 2020 and December 31, 2019 were as follows:

	June 30, 2020	December 31, 2019
	(in thousands)
Developed software	$186,986	$154,656
Computer equipment	99,243	74,052
Leasehold improvements	53,452	52,962
Furniture and fixtures	16,689	14,463
Purchased software and digital assets	16,361	13,395
Construction in progress	18,667	6,018
Property and equipment	391,398	315,546
Accumulated depreciation and amortization	(178,626)	(142,802)
Property and equipment, net	$212,772	$172,744

The gross carrying amount and accumulated amortization of the Company’s developed software, leasehold improvements, furniture and fixtures and computer equipment as of June 30, 2020 were adjusted in aggregate by $7.9 million and $7.8 million, respectively, for certain assets that were no longer in use. The Company recorded depreciation and amortization expense for property and equipment other than developed software of $10.1 million and $7.4 million for the three months ended June 30, 2020 and 2019, respectively, and of $18.8 million and $13.6 million for the six months ended June 30, 2020 and 2019, respectively.

The Company capitalized developed software costs of $19.8 million and $15.8 million for the three months ended June 30, 2020 and 2019, respectively, and of $38.8 million and $30.3 million for the six months ended June 30, 2020 and 2019, respectively. Amortization expense for developed software costs, recognized in depreciation and amortization in the condensed consolidated statements of operations, for the three months ended June 30, 2020 and 2019 was $12.9 million and $7.9 million, respectively, and $24.9 million and $14.9 million for the six months ended June 30, 2020 and 2019, respectively.

7.	Commitments and Contingencies

Legal

In August 2011, Ameranth, Inc. (“Ameranth”) filed a patent infringement action against a number of defendants, including Grubhub Holdings Inc., in the U.S. District Court for the Southern District of California, Case No. 3:11-cv-1810. Ameranth subsequently initiated additional actions for infringement of a related patent, including separate actions against Grubhub Holdings Inc., Case No. 3:12-cv-739, and Seamless North America, LLC, Case No. 3:12-cv-737, which were consolidated along with approximately 40 other cases Ameranth filed in the same district.

In September 2018, the district court granted summary judgment (on another defendant’s motion) of unpatentability on the sole remaining patent and vacated the December 3, 2018 jury trial date for the claims against Grubhub Holdings Inc. and Seamless North America, LLC. In October 2018, the district court entered final judgment on all claims in the case in which summary judgment was granted, and then stayed the remaining cases (including the cases against Grubhub and Seamless). Ameranth then appealed this decision to the U.S. Court of Appeals for the Federal Circuit. In November 2019, the Federal Circuit affirmed the district court’s findings of unpatentability in all material respects, and remanded certain dependent claims to the district court. The Company believes this case lacks merit and that it has strong defenses to all of the infringement claims. The Company intends to defend the suit vigorously. The Company has not recorded an accrual related to this lawsuit as of June 30, 2020, as it does not believe a material loss is probable.

On November 20, 2019, a purported stockholder of the Company filed a putative class action complaint against the Company, Chief Executive Officer Matthew Maloney, and President and Chief Financial Officer Adam DeWitt in the United States District Court for the Northern District of Illinois, Case No. 19 Civ. 7665. The complaint, which was amended on July 24, 2020, asserts violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, based on its allegation that the defendants made false and misleading statements about the Company’s growth, competitive landscape, and strategy. The complaint seeks unspecified compensatory damages and attorneys’ fees, among other relief. Pursuant to a court scheduling order, the matter is expected to be fully briefed by March 2021. The defendants believe that the lawsuit is without merit and that a material loss is not probable. However, given the early stage of the proceedings, a reasonable estimate of the amount of any possible loss or range of loss cannot be made at this time.

In addition to the matters described above, from time to time, the Company is involved in various other legal proceedings arising from the normal course of business activities, including labor and employment claims, some of which relate to the alleged misclassification of independent contractors. The Company currently has a number of pending putative class actions, Private Attorney General Act lawsuits and arbitrations alleging the misclassification of independent contractors. In January 2020, California State Assembly Bill 5 (“AB5”) went into effect, which codifies a test to determine whether a worker is an employee or independent contractor under California law. In light of AB5, the Company expects to continue to receive an increased number of misclassification claims. Nonetheless, the Company believes that its approach to classification is supported by the law and intends to continue to defend itself vigorously in these matters. The Company does not believe any of the foregoing claims will have a material impact on its consolidated financial statements. However, there is no assurance that any claim will not be combined into a collective or class action. During the six months ended June 30, 2020, the Company recorded a $12.5 million accrual related to the settlement of certain of these matters.

8.	Debt

The following table summarizes the carrying value of the Company’s debt as of June 30, 2020 and December 31, 2019:

	June 30, 2020	December 31, 2019
	(in thousands)
Senior Notes	$500,000	$500,000
Less unamortized deferred debt issuance costs	(6,525)	(6,991)
Long-term debt	$493,475	$493,009

Senior Notes

On June 10, 2019, the Company’s wholly-owned subsidiary, Grubhub Holdings Inc., issued $500.0 million in aggregate principal amount of 5.500% senior notes due July 1, 2027 (“Senior Notes”) in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended. Interest is payable on the Senior Notes semi-annually on January and July of each year, beginning on January 1, 2020. The first interest payment of $15.4 million was made in December 2019. During the three and six months ended June 30, 2020, the Company paid $13.8 million in interest on its Senior Notes. There have been no changes in the terms of the Senior Notes as described in Part II, Item 8, Note 10, Debt, to the Company’s 2019 Form 10-K.

Credit Agreement

On February 6, 2019, the Company entered into an amended and restated credit agreement (the “Credit Agreement”) which provides, among other things, for aggregate revolving loans up to $225 million and provided for term loans in an aggregate principal amount of $325 million. The $325 million term loan portion of the Credit Agreement was extinguished on June 10, 2019. In addition to the revolving loans available under the Credit Agreement, the Company may also incur up to $250 million of incremental revolving or term loans pursuant to the terms and conditions of the Credit Agreement. The credit facility under the Credit Agreement will be available to the Company until February 5, 2024.

On May 8, 2020, the Company entered into Amendment No. 1 to its Credit Agreement (the “Amendment”). The Amendment amends the Credit Agreement by, among other things, (i) permitting the Company to net unrestricted cash and cash equivalents in excess of $175.0 million against the Consolidated Total Net Leverage Ratio (as defined in the Credit Agreement) in any quarter through and including March 31, 2021; (ii) modifying the definition of Consolidated EBITDA to permit the Company to add back cash costs and expenses associated with litigations, claims, proceedings or investigations, up to a maximum of 25% of Consolidated EBITDA (as defined in the Credit Agreement) after giving effect to such addback; and (iii) modifying the definitions of Adjusted Eurodollar Rate and Alternate Base Rate to establish minimum rates of 0.75% and 1.75%, respectively. There were no other material changes in the terms of the Credit Agreement as described in Part II, Item 8, Note 10, Debt, to the Company’s 2019 Form 10-K. However, the foregoing summary does not purport to be complete and is qualified in its entirety by reference to Amendment No. 1, filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2020 and incorporated herein by reference.

Other Information

During the six months ended June 30, 2020, the Company borrowed $175.0 million of revolving loans under the Credit Agreement as a precautionary measure in order to increase its cash position and preserve financial flexibility in light of uncertainty in the global markets resulting from the COVID-19 outbreak. The Company repaid the $175.0 million in borrowings under the Credit Agreement on May 5, 2020. As of June 30, 2020, the Company’s outstanding debt consisted of $500.0 million in Senior Notes.

See Note 13, Fair Value Measurement, for the fair value of the Company’s Senior Notes as of June 30, 2020. The Company was in compliance with the financial covenants of its debt facilities as of June 30, 2020. Additional capacity under the Credit Agreement may be used for general corporate purposes, including funding working capital and future acquisitions.

As of June 30, 2020 and December 31, 2019, unamortized debt issuance costs of $1.2 million and $1.1 million, respectively, related to the revolving loan facility and $6.5 million and $7.0 million, respectively, related to the Senior Notes were recorded as other assets and as a reduction of long-term debt, respectively, on the condensed consolidated balance sheets. During the six months ended June 30, 2020, the Company capitalized an additional $0.3 million of debt issuance costs incurred with the Amendment of the Credit Agreement.

Interest expense includes interest on outstanding borrowings, amortization of debt issuance costs and commitment fees on the undrawn portion available under the credit facility, net of capitalized borrowing costs. The Company recognized interest expense of $7.3 million and $6.2 million during the three months ended June 30, 2020 and 2019, respectively, and of $14.6 million and $9.7 million during the six months ended June 30, 2020, and 2019, respectively.

9.	Stock-Based Compensation

The Company has granted non-qualified and incentive stock options, restricted stock units and restricted stock awards under its incentive plans. The Company recognizes compensation expense based on estimated grant date fair values for all stock-based awards issued to employees and directors, including stock options, restricted stock awards and restricted stock units. In May 2020, the Company’s stockholders approved the Third Amendment to the Grubhub Inc. 2015 Long-Term Incentive Plan (the “2015 Plan”) which increased the aggregate number of shares that may be issued under the 2015 Plan by 3,500,000 shares. As of June 30, 2020, there were 6,112,923 shares of common stock authorized and available for issuance pursuant to awards granted under the Grubhub Inc. 2015 Long-Term Incentive Plan (the “2015 Plan”).

Stock-based Compensation Expense

The total stock-based compensation expense related to all stock-based awards was $21.0 million and $20.0 million during the three months ended June 30, 2020 and 2019, respectively, and $41.2 million and $36.5 million during the six months ended June 30, 2020 and 2019, respectively. As of June 30, 2020, $214.0 million of total unrecognized stock-based compensation expense is expected to be recognized over a weighted-average period of 2.8 years.

Excess tax benefits (deficiencies) reflect the total realized value of the Company’s tax deductions from individual stock option exercise transactions and the vesting of restricted stock units in excess (deficient) of the deferred tax assets that were previously recorded. During the three months ended June 30, 2020 and 2019, the Company recognized tax deficiencies from stock-based compensation of $1.6 million and excess tax benefits of $1.1 million, respectively, and tax deficiencies of $4.1 million and excess tax benefits of $3.4 million during the six months ended June 30, 2020 and 2019, respectively, within income tax benefit in the condensed consolidated statements of operations and within cash flows from operating activities in the condensed consolidated statements of cash flows.

The Company capitalized stock-based compensation expense as website and software development costs of $5.1 million and $4.0 million during the three months ended June 30, 2020 and 2019, respectively, and $9.9 million and $7.2 million during the six months ended June 30, 2020 and 2019, respectively.

Stock Options

The Company granted 264,245 and 333,929 stock options under the 2015 Plan during the six months ended June 30, 2020 and 2019, respectively. The fair value of each stock option award was estimated based on the assumptions below as of the grant date using the Black-Scholes-Merton option pricing model. Expected volatility is based on the historical and implied volatilities of the Company’s own common stock. The Company uses historical data to estimate option exercises and employee terminations within the valuation model. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term calculation for option awards considers a combination of the Company’s historical and estimated future exercise behavior. The risk-free rate for the period within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The assumptions used to determine the fair value of the stock options granted during the six months ended June 30, 2020 and 2019 were as follows:

	Six Months Ended June 30,
	2020	2019
Weighted-average fair value options granted	$20.46	$30.91
Average risk-free interest rate	1.26%	2.42%
Expected stock price volatility	49.6%	48.3%
Dividend yield	None	None
Expected stock option life (years)	4.00	4.00

Stock option awards as of December 31, 2019 and June 30, 2020, and changes during the six months ended June 30, 2020, were as follows:

	Options	Weighted-Average Exercise Price	Aggregate Intrinsic Value (thousands)	Weighted-Average Exercise Term (years)
Outstanding at December 31, 2019	2,750,275	$38.74	$50,737	6.28
Granted	264,245	51.59
Forfeited	(50,090)	70.26
Exercised	(146,556)	24.94
Outstanding at June 30, 2020	2,817,874	40.10	93,703	6.12
Vested and expected to vest at June 30, 2020	2,749,366	39.57	92,732	6.06
Exercisable at June 30, 2020	2,122,175	$32.92	$83,954	5.35

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the fair value of the common stock and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their in-the-money options on each date. This amount will change in future periods based on the fair value of the Company’s stock and the number of options outstanding. The aggregate intrinsic value of awards exercised was $2.3 million and $1.5 million during the three months ended June 30, 2020 and 2019, respectively, and $4.3 million and $7.6 million during the six months ended June 30, 2020 and 2019, respectively.

The Company recorded compensation expense for stock options of $2.7 million and $5.1 million for the three months ended June 30, 2020 and 2019, respectively, and $5.9 million and $9.1 million for the six months ended June 30, 2020 and 2019, respectively. As of June 30, 2020, total unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options was $18.7 million and is expected to be recognized over a weighted-average period of 2.1 years.

Restricted Stock Units

Non-vested restricted stock units as of December 31, 2019 and June 30, 2020, and changes during the six months ended June 30, 2020 were as follows:

	Restricted Stock Units
	Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2019	3,096,025	$70.62
Granted	2,007,254	50.46
Forfeited	(259,335)	68.61
Vested	(796,667)	68.04
Outstanding at June 30, 2020	4,047,277	$61.25

Compensation expense related to restricted stock units was $18.3 million and $14.9 million during the three months ended June 30, 2020 and 2019, respectively, and $35.3 million and $27.4 million during the six months ended June 30, 2020 and 2019, respectively. The aggregate fair value as of the vest date of restricted stock units that vested during the three months ended June 30, 2020 and 2019 was $17.2 million and $14.3 million, respectively, and $39.7 million and $41.2 million during the six months ended June 30, 2020 and 2019, respectively. As of June 30, 2020, $195.3 million of total unrecognized compensation cost, adjusted for estimated forfeitures, related to 3,499,513 non-vested restricted stock units expected to vest with weighted-average grant date fair values of $61.54 is expected to be recognized over a weighted-average period of 2.9 years. The fair value of these awards was determined based on the Company’s stock price at the grant date and assumes no expected dividend payments through the vesting period.

10.	Income Taxes

The Company’s effective tax rate was 20.9% and negative 92.6% during the three months ended June 30, 2020 and 2019, respectively, and 28.1% and negative 21.9% during the six months ended June 30, 2020 and 2019, respectively. On March 27, 2020, Congress enacted the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), which includes provisions, among others, that allow the Company to carryback net operating losses to a year with a higher federal income tax rate and technical corrections to tax depreciation methods for qualified improvement property. The income tax benefit for the six months ended June 30, 2020 included a $4.6 million benefit related to net operating losses that can now be carried back as a result of the CARES Act, partially offset by tax deficiencies on stock-based compensation of $4.1 million. The income tax benefit for the three months ended June 30, 2020 included tax deficiencies on stock-based compensation of $1.6 million. The income tax benefit for the three and six months ended June 30, 2019 included excess tax benefits of $1.1 million and $3.4 million, respectively (see Note 9, Stock-Based Compensation, for additional details).

The Company is currently under examination by the Internal Revenue Service for its federal income tax return for the tax year ended December 31, 2017. The Company does not believe, but cannot predict with certainty, that there will not be any additional tax liabilities, penalties and/or interest as a result of the audit.

11.	Stockholders’ Equity

As of June 30, 2020 and December 31, 2019, the Company was authorized to issue two classes of stock: common stock and preferred stock.

Common Stock

Each holder of common stock has one vote per share of common stock held on all matters that are submitted for stockholder vote. At June 30, 2020 and December 31, 2019, there were 500,000,000 shares of common stock authorized. At June 30, 2020 and December 31, 2019, there were 92,235,195 and 91,576,060 shares issued and outstanding, respectively. The Company did not hold any shares as treasury shares as of June 30, 2020 or December 31, 2019.

On January 22, 2016, the Company’s Board of Directors approved a program that authorizes the repurchase of up to $100 million of the Company’s common stock exclusive of any fees, commissions or other expenses relating to such repurchases through open market purchases or privately negotiated transactions at the prevailing market price at the time of purchase. The repurchase program was announced on January 25, 2016 (the “Repurchase Program”). Repurchased stock may be retired or held as treasury shares. The repurchase authorizations do not obligate the Company to acquire any particular amount of common stock or adopt any particular method of repurchase and may be modified, suspended or terminated at any time at management’s discretion, however, pursuant to the terms of the Merger Agreement, and subject to certain limited exceptions, the Company may not repurchase its common stock. The Company did not repurchase any shares of its common stock during the three or six months ended June 30, 2020 pursuant to the Repurchase Program, and does not expect to repurchase any shares of its common stock in connection with the Repurchase Program prior to the consummation of the Transaction or earlier termination of the Merger Agreement.

Preferred Stock

The Company was authorized to issue 25,000,000 shares of preferred stock. There were no issued or outstanding shares of preferred stock as of June 30, 2020 or December 31, 2019.

12.	Earnings Per Share Attributable to Common Stockholders

Basic earnings per share is computed by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period without consideration for common stock equivalents. Diluted net income per share attributable to common stockholders is computed by dividing net income by the weighted-average number of common shares outstanding during the period and potentially dilutive common stock equivalents, including stock options and restricted stock units, except in cases where the effect of the common stock equivalent would be antidilutive. Potential common stock equivalents consist of common stock issuable upon exercise of stock options and vesting of restricted stock units using the treasury stock method. For periods of net loss, basic and diluted earnings per share are the same as the effect of the assumed exercise of stock options and vesting of restricted stock units is anti-dilutive.

The following table presents the calculation of basic and diluted net income (loss) per share attributable to common stockholders for the three and six months ended June 30, 2020 and 2019:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
	(in thousands, except per share data)
Basic earnings (loss) per share:
Net income (loss) attributable to common stockholders (numerator)	$(45,411)	$1,252	$(78,838)	$8,142
Shares used in computation (denominator)
Weighted-average common shares outstanding	92,116	91,177	91,954	91,064
Basic earnings (loss) per share	$(0.49)	$0.01	$(0.86)	$0.09
Diluted earnings (loss) per share:
Net income (loss) attributable to common stockholders (numerator)	$(45,411)	$1,252	$(78,838)	$8,142
Shares used in computation (denominator)
Weighted-average common shares outstanding	92,116	91,177	91,954	91,064
Effect of dilutive securities:
Stock options	-	1,188	-	1,248
Restricted stock units	-	421	-	540
Weighted-average diluted shares	92,116	92,786	91,954	92,852
Diluted earnings (loss) per share	$(0.49)	$0.01	$(0.86)	$0.09

The number of shares of common stock underlying stock-based awards excluded from the calculation of diluted net income (loss) per share attributable to common stockholders because their effect would have been antidilutive for the three and six months ended June 30, 2020 and 2019 were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
	(in thousands)
Anti-dilutive shares underlying stock-based awards:
Stock options	2,818	854	2,818	853
Restricted stock units	4,047	2,060	4,047	633

13.	Fair Value Measurement

Certain assets and liabilities are required to be recorded at fair value on a recurring basis. Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The standards also establish a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The accounting guidance for fair value measurements prioritizes valuation methodologies based on the reliability of the inputs in the following three-tier value hierarchy:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2	Assets and liabilities valued based on observable market data for similar instruments, such as quoted prices for similar assets or liabilities.

Level 3
Unobservable inputs that are supported by little or no market activity; instruments valued based on the best available data, some of which is internally developed, and considers risk premiums that a market participant would require.

The Company applied the following methods and assumptions in estimating its fair value measurements. The Company’s commercial paper, investments in corporate bonds, certain money market funds and Senior Notes are classified as Level 2 within the fair value hierarchy because they are valued using inputs other than quoted prices in active markets that are observable directly or indirectly. Accounts receivable, restaurant food liability and accounts payable approximate fair value due to their generally short-term maturities.

The following table presents the fair value, for disclosure purposes only, and carrying value of the Company’s assets and liabilities that are recorded at other than fair value as of June 30, 2020 and December 31, 2019:

	June 30, 2020		December 31, 2019
	Level 2	Carrying Value	Level 2	Carrying Value
	(in thousands)
Assets
Money market funds	$49	$49	$28	$28
Commercial paper	62,097	62,190	64,290	64,519
Corporate bonds	6,323	6,320	3,606	3,604
Total assets	$68,469	$68,559	$67,924	$68,151
Liabilities
Long-term debt, including current maturities	$511,850	$500,000	$467,500	$500,000
Total liabilities	$511,850	$500,000	$467,500	$500,000